SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

March 31, 2008

(Commission File Number: 001-10579)

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A.
(Exact name of Registrant as specified in its Charter)

TELECOMMUNICATIONS COMPANY OF CHILE
(Translation of Registrant's name into English)

Avenida Providencia No. 111, Piso 22
Providencia, Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes ______ No ___X___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): ___N/A___

Telefónica Chile

Compañía de Telecomunicaciones de Chile S.A. (Telefónica Chile) is a leading telecommunications company in Chile and one of the country’s benchmark stocks. It was the first Latin American company to list on the New York Stock Exchange (NYSE) in 1990, when it carried out a successful issuance of American Depositary Receipts (ADRs).

The Company owns an estimated 65% of all telephone lines in the country, as well as 50% of the broadband market. It also provides a broad range of telecommunications and other services throughout Chile, including: voice, broadband, pay TV, long distance, public telephones, terminal equipment sales and leasing, data transmission and interconnection services.

The Republic of Chile

Chile is a narrow strip of land stretching 2,700 miles along the Pacific Coast of South America. Chile boasts a tremendously diverse landscape, from its southernmost point in the Antarctic territory to the world’s driest desert – the Atacama – in the north, with lakes, volcanoes and agricultural land in between and Easter Island and Robinson Crusoe Island off the coast. The Andes Mountains form a natural border to the east, separating Chile from the neighboring countries Argentina and Bolivia, and beyond the desert in the north, Chile shares a border with Peru.

The capital city, Santiago, is home to over one-third of Chile’s total population of approximately 16 million, and it is considered one of the most important business centers in Latin America. Outside of the capital, economic activity is driven by the country’s abundant natural and mineral resources. Chile is the largest producer and exporter of copper and molybdenum in the world, and its non-mineral export products include wood pulp, fresh fruit, wine and salmon.

The Chilean government is a democracy, and it is ruled by President Michelle Bachelet, the country’s first woman president, who began her four-year term in office in March 2006.

The Chilean economy is characterized by its openness, stability and steady growth, all of which contribute to an attractive investment climate. The country stands out within the region because of its prudent fiscal policies -in particular the practice of maintaining a structural surplus- and its inflation-rate targeting. These policies, as well as the country’s solid financial institutions, are reflected in Chile’s sovereign bond rating, which is one of the highest in Latin America.

The Chilean telecom market is the most competitive and dynamic in the region, with multiple operators in every business segment and considerable M&A activity. It was the first Latin American market to be fully open to competition, and all segments of the telecom markets, with the exception of fixed telephony, are deregulated in terms of pricing.

2007 Significant Figures	4

Letter from the Chairman	6

History and Significant Events	10

01•1	Economic Environment and Telecommunications Industry	14
01•2	Mission and Corporate Business Strategy	20
01•3	The Company	22

02•1	Shareholder Information	34
02•2	Management Organization and Human Resources	44
02•3	Additional Information	58

03•1	Consolidated FInancial Statements	70
03•2	Individual Financial Statements	124
03•3	Summarized Financial Statements of Subsidiaries	176
03•4	Financial Review and Exhibits	192

With the exception of the financial statements and their related notes, the information contained herein has not been audited.

Telefónica Chile in 2007

00.1

2007 Significant Figures

Lines in service
Thousands of lines as of December 31,

2,417
2,427
2,441
2,216
2,179
2003
2004
2005
2006
2007

ADSL connections
Number of accesses as of December 31,

125,262
200,794
314,177
495,479
644,522
2003
2004
2005
2006
2007

EBITDA (1)
Millions of US$ as of 12/31/07

895
748
626
627
570
2003
2004
2005
2006
2007

(1) EBITDA=Operating Income + Depreciation

Operating revenues (1)
Millions of US$ as of 12/31/07

1,905
1,607
1,282
1,248
1,273
2003
2004
2005
2006
2007

(1) Consolidated Figures

4          Telefónica Chile S.A. | Annual Report 2007

Volume Statistics	2003	2004	2005	2006	2007

Lines in service	2,416,779	2,427,364	2,440,827	2,215,629	2,179,205
Average lines in service	2,558,291	2,406,266	2,451,356	2,332,634	2,185,823
Connections (lines)	308,266	343,318	358,088	384,003	439,224
Installed capacity (lines)(1)	3,037,267	3,043,379	3,007,432	3,021,487	3,032,522
Total traffic (millions of minutes) (2)	15,178	13,758	12,012	9,643	8,395
Access charge traffic (millions of minutes)	5,582	4,673	3,577	2,933	2,465
DLD traffic (millions of minutes)(3)	647	664	602	542	543
Outgoing ILD traffic (millions of minutes)(3)	64	67	66	68	74
ADSL in service	125,262	200,794	314,177	495,479	644,522
Pay TV Customers	0	0	0	94,209	219.916
Pay-phones (4)	11,060	10,288	10,272	10,472	10,080
DataRed (point to point links)	10,820	9,770	5,821	5,353	4,808
Frame Relay (points)	5,016	3,892	2,621	1,930	1,865
ATM (points)	1,790	1,660	1,085	1,101	1,101
Dedicated IP connections	7,018	10,377	10,869	12,634	15,581
Total personnel	4,720	3,774	3,910	3,660	4,291
Parent company personnel	2,624	2,817	2,945	2,973	3,619
Subsidiaries’personnel	2,096	957	965	687	672

Quality and Efficiency Indicators
Average waiting period for line installations (days	3.91	3.16	4.00	8.30	6.90
between service request and connection)
Average waiting period for ADSL installations	3.62	2.15	3.19	6.70	5.60
Defects per line (annual average)	0.35	0.40	0.44	0.54	0.52
Defects repaired within 24 hours (average %)	71.13	56.89	41.29	31.00	39.65
Defects repaired within 72 hours (average %)	95.08	89.60	75.32	65.00	79.01

Consolidated Financial Data (in millions of US$ at Dec-07)
Operating revenues	1,905	1,607	1,282	1,248	1,273
EBITDA (5)	895	748	626	627	570
Operating income	270	227	192	179	138
Net income	24	712	56	50	22
Long-term debt	1,677	1,280	1,005	1,111	894
Total assets	5,847	4,332	3,776	3,489	3,391
Capital expenditures (millions of nominal US$)	241	151	149	205	291
Market capitalization (millions of nominal US$)	3,569	2,670	2,074	1,884	1,775

(1) Fixed lines installed includes links and ISDN lines
(2) Effective traffic, which includes MLS, local tranche and prepaid
(3) Long distance traffic originated by Telefónica Chile
(4) Does not include community lines
(5) EBITDA= Operating income + depreciation

Dear Shareholders:

In the expanding information society in Latin America, Chile is the undisputed leader, heading the list for virtually every indicator of broadband penetration and new technology incorporation.

Yet, in light of the challenges facing the country, these results should not pause us into complacency.

Various experts and other players agree that Chile is fast approaching the threshold of development. In little more than a decade, by 2020, it can achieve the levels of prosperity and quality of life associated with the countries which serve as its standard of reference.

Furthermore, there is consensus that reaching this objective requires a significant increase in competitiveness based on innovation and higher productivity. For these three factors to coalesce, Chile needs to have a telecommunications industry capable of rising to the occasion.

In telecommunications, regional comparisons are no longer enough.We must focus on approaching the performance levels of the global leading countries. Currently, Chile has roughly 8 broadband subscribers per 100 inhabitants, compared to 17 in Spain, more than 22 in Australia, and in excess of 34 in Denmark, which is the world leader (OECD data).

This is the aim of our Company; to venture on the mass expansion of Chilean telecommunications through financially profitable and commercially attractive strategies. It is how we envision the country as well as the industry’s future, and it is this guiding principle that underlies our determination to become, each day, a better company to our customers, our shareholders, our employees and Chilean society in general.

Change as reality

Telecommunications is advancing at a blistering pace, increasingly going into multiple aspects of everyday life, business and public administration. In an industry such as this, in which dynamic movement is the rule rather than the exception, embracing change is the only possible approach.

Today,Telefónica Chile is a fundamentally different company from what it was merely two years ago. Profound transformations have taken place in our business, our relationship with our customers and our environment.

We are no longer simply a telephone company but a multiproduct telecommunications company, offering complex voice and data services while also providing content. Customer relations have grown closer as well. Telecommunications, which used to be practically a luxury, are now a basic service. Thus, we are present in 35% of households, where we no longer merely manage the telephone but, instead, offer connectivity with the world and, through television, provide a platform for information and entertainment.

In the past, our battles were fought primarily on the regulatory field. Nowadays, they take place on the pitch of competition, where the prize consists in adding new customers and, more importantly, keeping them satisfied.

A strategy that yields results

At the close of 2006 we pledged to initiate a transformation process focused on our customers and on revenue diversification, multiplying our points of access. Our strategy was based on innovation -offering new, high-quality and commercially attractive services- and on integration and flexibility, which meant bundling services with customized solutions for our customers.

Today we can state that we have come a long way in this transformation process. At year-end 2007 we had a total of 3.04 million connections (including broadband, telephone lines and television plans), which translates into an 8.5% growth rate. While, at year-end 2006, 41% of our customers had multiple services, today the figure amounts to 54%.

Strategies are not proven through words but through real numbers.Very well, then: For the first time in five years, the Company’s total revenues have expanded, for real annual growth of 2.0% .

Thus, we were able to fully offset the drop in revenues from lost land lines and lower telephone traffic, and we achieved this through our unregulated business, which already accounts for 74% of our revenues and constitutes our future focus.

Transforming our businesses

Mindful of this transformation strategy, we started the year 2007 by working to implement it in each of our lines of business.

In terms of telephone service, migrating from a traditional to a flexibility-based model has been crucial for our Company as it has reduced our exposure to regulated tariffs. We can now say that we have accomplished our objective: flexible voice plans already account for 68% of our Company’s total lines in service.

While enabling us to build a new business model for voice services, the success of the flexible plans gave us the customer base needed to develop our integrated and flexible residential service bundles.

A key component of this multiproduct package is broadband service. Broadband sales grew 54.4% with respect to 2006, accounting for 16% of the Company’s total operating revenues. Our growth efforts yielded results, allowing Telefónica Chile to close out 2007 with 644,522 broadband connections, which is equivalent to 50% of the market.

Yet perhaps the single most persuasive proof of our dynamism and desire to grow is to be found in the performance of our digital television service. Many will be surprised to learn that, as of December 2007, after a mere eighteen months in this market, we had almost 220,000 customers. This result not only reflects our strong competitive position but also attests to our ability to change the face of an industry. The pay- TV market, which had for years been growing at low rates, went from a 20% to a 29% household market penetration.

In addition, our arrival transformed the pay-TV industry in terms of technological sophistication. In 2007 we became the first Latin American company to launch television service over broadband (Internet Protocol Television or IPTV). Moreover, we massively launched a value-added interactive platform that changes how pay-TV service is used (“Personal Video Recorder”).

Four strategic pillars

We have made strides in implementing changes. However, we firmly believe there is more to be done and we have to do it fast. Our accomplishments are considerable: we are on a clear path, described in our “Plan Ahora,” which identifies four central pillars and defines specific initiatives and targets to be achieved in order to consolidate our strategy.

Each pillar reflects our fundamental commitments as a company, our first commitment being to our shareholders. We want to offer you the best combination of growth and profitability, and fulfilling this promise requires revenue diversification and stabilization.

We also have, above all, a great responsibility to our customers. People demand service that is available at all times under the highest standards of quality. Thus, one of our key objectives for 2007 was to significantly raise customer satisfaction rates through investments aimed at increasing network reliability, improving customer care platforms and reducing installation and repair response times. Progress was achieved in all these areas but, while encouraged, we are not satisfied. Consequently, in 2008 this will continue to be a priority.

Then there is our commitment to our employees. Employee satisfaction is necessary if we are to advance toward common goals. Thus, we intend to be considered one of the best companies to work for in Chile on the basis of objective and comparable standards. Bolstered by internal ompany activities and greater communication, employee evaluations in the 2007 “Great Place to Work” survey improved by eight points with respect to the previous year, the biggest leap since 2002.

The final pillar is our commitment to Chilean society.We are the leaders in a key industry for the nation. Facilitating mass access to, and mass use of, information and communication technologies is a necessary condition for development. The availability of more and better telecommunication options has a direct impact on the quality of education, productivity, the ability of companies to compete and innovate, and many other areas.

Because of this, we are continuing to deepen our alliance with teachers and children in Chile through Educared.cl, the education portal that in 2007 trained more than 1,500 teachers and 18,000 students in the use of interactive tools.

But if 2007 witnessed a landmark example of our commitment to our country, it was the “Pro Niño” program, a private initiative aimed at eliminating child labor and keeping the most vulnerable minors inside the Chilean school system. In a single year, 1,377 children and adolescents received our support, allowing them to stop working and continue their studies.

Our commitment to art and culture was again expressed in 2007 through Fundación Telefónica. In its 11 years of life, more than two million

8          Telefónica Chile S.A. | Annual Report 2007

visitors have streamed through the foundation’s exhibition hall. In 2007 the figure continued to rise, as more than 120,000 people attended a total of four exhibits.

The future of a key industry

Endorsing the view of the Ministry of Transportation and Telecommunications that we not only can but must move faster in developing information technologies, we entered in late 2007 into the Public-Private Agreement for Digital Connectivity. Along with the Ministry, we believe that it is possible, by the time of the nation’s Bicentennial in 2010, to have two million broadband connections and to have connected 10% of the two poorest quintiles of households. But we especially agree that, in order to quicken the pace, it is crucial, through the appropriate incentives, to encourage and favor network infrastructure investment as well as competition. And not in the higher income sectors, where all operators are already present, but in emerging areas, where networks have yet to reach and where Telefónica Chile is almost always the only player.

Financial results

The Company’s transformation process, aimed at diversifying revenues by means of multiplying user connections, is reflected in the financial results of Telefónica Chile.

Operating revenues, which amounted to Ch$ 632.57 billion, grew by 2.0% with respect to the prior year. For the first time since 2002, revenues from new services – broadband, pay TV and flexible voice plans, which are not subject to tariff regulation – were able to offset the drop from fewer fixed telephony lines and lower telephone traffic. Today, these revenues account for as much as 74% of the Company’s total consolidated revenues.

Penetrating these new markets and securing a solid customer base required building an attractive offer package and adopting a very aggressive business approach. As a result, sales commissions and expenses associated with the new TV business affected operating costs as compared to 2006. Thus, EBITDA fell to Ch$ 283.25 billion, a 9% decrease with respect to the previous year. Our future challenge is to continue to find ways to contain costs.

I would also like to underscore the financial soundness exhibited by the Company throughout 2007. Financial debt remained stable at Ch$ 391 billion. In addition, strong cash generation made it possible to allocate Ch$ 144.44 billion for investment, pay dividends in the amount of Ch$ 18.61 billion, and undertake a capital reduction of Ch$ 48.82 billion to distribute excess cash.

This soundness was recognized during the year by both local and international credit rating agencies. In September 2007, the local agency ICR raised the credit rating of the Company’s long-term local currency debt from AA- to AA, with a stable outlook

A shared vision

What are the lessons of 2007? Essentially, the confidence gained from seeing the concrete results of a strategy born of a commitment to you, our shareholders.

Today we have become a company with diversified revenues and are once again beginning to grow in sales thanks to our ability to compete effectively. We are a company committed to instilling brand loyalty in its customer base not only by multiplying connections but by making efforts to deliver a higher-quality product. We are a new Telefónica Chile, a company that benefits from a better internal environment and has implemented an advanced labor relations model for use with its contractors.

Today we are present in practically 35% of households in Chile.Through Internet access and television content, our services contribute to ensuring a better education for children. They allow working parents to be more involved with their sons and daughters. Our services bridge distances. They bring families together.

Today we are in strategic partnership with thousands of small, midsized and large companies, and with the Chilean government as well, providing solutions to enable our country to keep growing, innovating and advancing.

Today we can do more.We can continue to bring new technologies to all social strata, helping not only to expand points of access but to increase the intensity of use and applications as well.

Such is the magnitude of our responsibility, which springs from a common vision shared by all of us, whether shareholders, employees or directors, who are a part of this Company. To all of them I would like to express my sincere thanks for their support, assistance and commitment in the face of this challenge; these qualities will enable us, together, to attain our goals.

History and Significant Events

The Company’s history begins in 1880, when telephone services first arrived in Chile. The first telephone call in the country was made on April 28, 1880 and was arranged by Compañía de Teléfonos Edison. This pioneering company, and those that succeeded it, ultimately gave rise to Compañía de Telecomunicaciones de Chile S.A., now commercially known as Telefónica Chile. Since that first call, the Company has gone through many owners and operated under a variety of names, but has always remained at the forefront of telecomunications in Chile.

The Company was officially organized as a corporation pursuant to a public instrument executed on November 18, 1930, and was entered in the Commercial Register of Santiago in 1931. Its Bylaws were approved under Resolution 599 of the Ministry of the Treasury on January 23, 1931.

In 1971, the Company was taken over by the Chilean Government and, in 1974, the Government-owned Corporación de Fomento de Producción (CORFO) acquired 80% of its capital stock. In 1987, CORFO began reducing its equity interest in the Company and proceeded to privatize it through a public offering process. Thus it was that Bond Corporation Chile S.A. came to hold a majority interest in the Company.

In April 1990, Telefónica S.A. (Spain), acting through its subsidiary Telefónica Internacional Chile S.A., acquired a stake in the Company and eventually became the majority and controlling shareholder by purchasing a 50.4% equity interest from Bond Corporation. Son after, in July of that year, Telefónica reduced its equity interest by placing stock on the international markets.The Company listed its stock on the New York Stock Exchange (NYSE). Subsequently, by means of capital increases and the purchase of an additional 1.3% in July 2004, Telefónica Internacional Chile S.A. came to hold a 44.9% equity interest in the Company, continuing to hold this percentage at December 31, 2007.

In July 2004 Telefónica Chile sold 100% of its shareholding in Telefónica Móvil de Chile S.A. to Telefónica Móviles S.A (TEM) for USD 1.321 billion.

In February 2004, Decree No. 742 was published, providing terms and conditions for the various plans and joint packages offered by dominant public telephone service operators. Tariff flexibility has allowed Telefónica Chile to offer its customers several commercial plans, other than the regulated plan, to satisfy their various needs. As of December 31, 2007, approximately 68% of telephone lines were subject to tariff flexibility.

In June 2006, the Company entered the pay-TV business by launching the “Telefónica Televisión Digital” service, bundling this service with voice and broadband services. Digital television is provided by satellite with nationwide coverage. The Company has expanded its offerings, adding other channels and value-added services such as interactivity through broadband TV (IPTV), which it launched in June 2007 as a “Concept Test,” likewise launching the Personal Video Recorder (PVR) service in September 2007.

10          Telefónica Chile S.A. | Annual Report 2007

Significant Events in 2007:

  On April 13, 2007, shareholders acting at the General Shareholders’ Meeting reelected the entire Board of Directors of the Company; subsequently, Emilio Gilolmo was appointed Chairman of the Board.

  At the aforementioned Shareholders’Meeting, shareholders approved payment of a final dividend (No. 173) of Ch$ 13.44 per share, equivalent to a total of Ch$ 12.87 billion. The dividend, which was charged to fiscal-year 2006 earnings, was paid on May 16, 2007.

  In addition, shareholders acting at the Special Shareholders’Meeting of April 13, 2007, approved a capital decrease of Ch$ 48.82 billion for an additional cash distribution to shareholders. This cash distribution (No. 2) was equivalent to Ch$ 51.0 per share and was paid on June 12, 2007.

  On November 21, interim dividend No. 174 in the amount of Ch$ 5.74 billion, which is equivalent to Ch$ 6.0 per share, was distributed and charged to 2007 earnings pursuant to the General Dividend Distribution Policy.

  In September 2007, ICR (International Credit Rating) raised our local currency long-term debt risk rating from AA- to AA, with a stable outlook, based on: i) solid market position in the Chilean telecommunications industry; ii) strong cash flow generation; and iii) low debt levels.

12          Telefónica Chile S.A. | Annual Report 2007

01•1	Economic Environment and Telecommunications Industry	14
01•2	Mission and Corporate and Business Strategy	20
01•3	The Company	22

Telefónica Chile in 2007

01.1

Economic Environment and Telecommunications Industry

Economic Environment

The Chilean economy, widely recognized as one of the healthiest and most stable in the region, rests on several solid foundations: (i) the credibility and independence of the Central Bank in terms of monetary policies and meeting inflation goals; (ii) a voluntary commitment to a structural surplus, which provides that fiscal deficits may not exceed 0.50% of GDP commencing in 2008 and macroeconomic expenditures may not destabilize the fundamentals; (iii) the soundness of the country’s financial system, which boasts even lower default rates than some industrialized countries; (iv) a stable institutional framework; (v) fulfillment of commitments; and (vi) a broad opening of the economy.

In 2007, fiscal revenue would have reached record levels, driven by the high prices of commodities, particularly copper. The result would be a fiscal surplus of approximately 8.4% of GDP. At the same time, the economy grew at an estimated rate of 5.2%, exceeding the 4% pace of 2006. Meanwhile, domestic demand increased by approximately 7.3%, total consumption rose by 6.5% and investment expanded by 10.0% . Annual average unemployment declined from 8.0% in 2006 to 7.0% n 2007, while inflation (CPI) for the 12-month period climbed to 7.8% in December 2007 due to price increases in crude oil, perishable foods (due to winter frosts) and non-perishable foods (products that compete with oil). These products are assigned a 20% weight in the basket, which explains the 75% increase in prices. At the end of the 2007 fiscal year, the local currency had appreciated 12.2% in nominal terms with respect to the US dollar at the end of 2006. Monetary policy is now moving away from the expansion cycle, with a nominal annual interest rate of 6.0% as of December 2007, having started the month of January at 5.0% . The current account in 2007 is expected to be 3.6% of GDP.

CHILEAN ECONOMY (revised series)
	2003	2004	2005	2006	2007 (e)

Gross Domestirc Product (billions of Ch$ of each year)	51,156	58,405	66,599	77,338	85,327
Gross Domestic Product (billions of Ch$ as of 1996)	51,156	54,217	57,316	59,589	62,698
GDP Per Capita (nominal US$)	4,648	5,954	7,314	8,875	9,840
GDP Growth (%)	4.0	6.0	5.7	4.0	5.2
Current Account / GDP (%)	-1.1	2.2	1.1	3.6	3.6
Domestic Savings / GDP (%)	20.0	22.2	23.5	24.0	23.6
Investment / GDP (%)	20.1	19.1	20.6	19.3	21.9
Net Debt / GDP (%) (1)	-14.5	-17.5	-18.8	-20.6	-24.0
Short-Term Liabilities / Reserves (%)	61.2	51.2	35.6	32.9	36.4
Annual Average Exchange Rate (Ch$/US$)	691.4	609.5	559.8	530.3	522.5
Unemployment (%)	9.5	10.0	9.3	8.0	7.0

Index (2)
GDP Deflator	6.2	7.7	7.9	11.7	4.9
Consumer Prices (Annual Average)	2.8	1.1	3.1	3.4	4.4

(1) Debt - International reserves - Government Foreign Investments
(2) Growth Rates
Source: National Institute of Statistics, Central Bank of Chile and Telefónica Chile

01.1	Telecommunications Industry and Company Operations | Economic Environment and Telecommunications Industry

Excess revenue resulting from the difference between the effective price of copper and the projected price in the 2007 fiscal budget has in large part been allocated to three large savings funds: the Fiscal External Fund, the Pension Reserve Fund and the Economic and Social Stabilization Fund. In addition, a portion of this revenue has been applied to the prepayment of foreign debt. Consequently, the fiscal sector (Government + Central Bank) has, commencing in December 2006, become a net creditor, in an amount estimated to reach US$ 34 billion by December 2008. This indicator, combined with the favorable state of the external accounts, has led to a low country risk as expressed through Chilean Sovereign Bonds, which hover at the 150 basis-point level, one of the five lowest among emerging countries and the lowest in Latin America. Chile is a very open economy, considering that a US$163 billion GDP coexists with foreign debt of US$55 billion, accumulated Chilean investments abroad of US$77 billion and international reserves of US$17 billion. The 2007 balance of trade amounted to US$ 24.5 billion or 16% of GDP. The average price of copper in 2007 was US$ 3.23 per pound, significantly higher than budgeted for the year.

In 2007, domestic savings remained at 23.6% of GDP, with investment levels on the order of 22% of GDP. Net foreign investment in Chile continues at close to 4% of GDP because the influx of foreign capital – especially through direct investment – has been encouraged by the country’s economic stability and risk ratings, among other factors.

In 2006, Moody’s Investor Service raised its country rating to“A2”and, in December 2007, Standard & Poor’s raised its rating from “A” to “A+”, both with a “stable” outlook.

Telecommunications Industry

The offering of integrated services was further consolidated in 2007, generating a new focus of competition among the various industry operators, all of which have weighed in with either their own services or third-party partnerships. Thus, in the residential market, practically all fixed operators already offer bundled services (voice, broadband and TV). A similar situation is developing with voice and broadband plans in the SME segment, while, in the corporate segment, operators offer integrated solutions that allow companies to consolidate their IP networks to transmit voice and data, facilitating integration toward business processes based on information technologies. Across the board, mobile communications have become widely available throughout the country’s various social and corporate strata.

The competition model still in place at the national level is based on a network infrastructure that uses mainly copper pair (ADSL), coaxial, mobile (GSM) and (for corporate clients) fiber-optic technologies.

In the mobile market, a noteworthy development was the addition of 3G to the technological arsenal of operators, who as a whole utilize the UMTS / HSDPA standard.

In the area of wireless solutions,Telmex launched WiMax service for voice and broadband. VTR stated its intention of expanding its current coverage under the same technology, while Telsur continues to implement its wireless telephony services.

Industry Developments

In 2007, the telecommunications industry in Chile, including the pay television business, posted sales of US$ 6.0 billion, or 17% higher than in 2006 in nominal terms. This increase is primarily due to the growth of the mobile market and to broadband and pay television development.

At December 2007, the fixed telephony market stood at approximately 3.4 million lines, which amounts to a 2% increase with respect to December 2006. The fixed-line penetration rate as of December 2007 was 20.2 lines per 100 inhabitant, which is similar to the 19.8 figure for 2006.

The long-distance fixed telephony market maintained the downward trend in traffic that has been the case since 1999. Thus, annual domestic long-distance traffic decreased by 10.8% in 2007 with respect to last year, while international long-distance traffic fell by 9.9% in the same period. These drops are primarily due to the growth of mobile telephony and Internet communications at the expense of fixed telephony.

The corporate communications and data transmission markets witnessed an increase in sales on the order of 10%, principally driven by IP services and increased outsourcing and integration of information

16          Telefónica Chile S.A. | Annual Report 2007

Chilean Telecommunications Industry
Business	Operators	Market Size	Telefónica Chile Market Share

Fixed Telephony (1)	7	20.2 lines per 100 inhabitants	65% of lines in service
Long Distance (2)
- Domestic	17	83 minutes per inhabitant per year (3)	41% of total market traffic
- International	17	10 minutes per inhabitant per year (3)	41% of total market traffic
Payphones (4)	7	Approx. 29,291 lines	33% of payphones
Data Transmission	8	Revenues of US$ 420 million (5)	42% of revenues
Pay TV	5	1.29 million connections	17% of customers
Dial up Internet Access	45 ISPs	30,000 dial up connections on public telephone network (6)	81% of traffic (7)
Broadband	8	1.29 million broadband connections (8)	50% of total connections
Home Assistance	3	265 thousand customers	19% of customers
Mobile Telephony	3	88 lines per 100 inhabitants	(9)

(1) There are 3 additional companies which operate only in rural telephony. In total, there are 10 fixed telephony companies operating under 12 brands.
(2) There are 39 operators with an assigned carrier code for offering LD services. At December 31, 2007, only 30 were in operation and 17 of them account for 99% of total LD traffic.
(3) In actual minutes.
(4) Does not include community telephones of Telefónica Chile.
(5) Calculated in US dollars at December 2007. Includes private networks as well as voice and data equipment. Estimated share based on data as of September 2007.
(6) Includes residential dial-up access connecting at least once a month.
(7) Includes all points of access to the Telefónica Chile networks, regardless of ISP.
(8) Includes speeds of at least 128 Kbps
(9) As of July 2004, Telefónica Chile is no longer in this business.

technology services. Operators continue to migrate their traditional services (ATM, Frame Relay, Datared and enlaces E1) toward IP and NGN (Next Generation networks). As of December 2007, there were eight major operators in the main cities of Chile, three of which possess nationwide infrastructure coverage.

Regarding Internet access services, total broadband connections (ADSL, cable MODEM and wireless) reached 1.3 million by year-end 2007, having grown 26% with respect to year-end 2006. As of December 2007, ADSL broadband connections accounted for 59% of total nationwide broadband connections. In addition, Chile now has in place a network of approximately 525 Wi-Fi hotspots located throughout the country.

At year-end 2007, the mobile telephony market reached a total figure of approximately 14.7 million subscribers, having grown by 14% with respect to the prior year. The factors affecting this growth notably include expanded offers of GSM services and availability of prepaid services, which account for 76% of total customers. All three mobile operators currently participating in this market use primarily GSM technology.

In the pay television business, VTR is the dominant player, with a market share of 66%. Second place is held by Telefónica Chile, with 17% after a mere 18 months of operations in this business. Followed by close to twenty cable TV operators limited to specific areas and collectively accounting for approximately 5% of the market. The remaining 12% is made up by two satellite TV operators, of which 4.3% corresponds to the local satellite operator ZAP TV, which was acquired by Telmex in July 2007.

Regulatory Framework

Tariff System

Pursuant to Law No. 18,168 (“General Telecommunications Act”), prices for public telecommunications services and intermediary telecommunications services are freely determined by operators unless the Antitrust authority specifically rules that market conditions are insufficient to ensure a free pricing system, in which case certain telecommunications services become subject to tariff regulation.

Maximum tariffs for the local fixed telephony services provided by Telefónica Chile S.A. are set every five years. The current period ends May 4, 2009.

For the 2009-2014 period, the Antitrust Authority may determine which fixed telephony services are to be subject to tariff regulation or be unregulated. Mobile telephony, data and pay television services are specifically exempt under the General Telecommunications Act. Furthermore, maximum tariffs for interconnection services (mainly network access fees) are by law always subject to regulation for all industry operators and are set in accordance with the procedures provided in the aforementioned Act.

Pursuant to the General Telecommunications Act, the structure, level and indexing of the maximum tariffs that may be charged for tariff- regulated services are determined under a joint decree issued by the

Ministry of Transportation and Telecommunications and the Ministry of Economy, Development and Reconstruction (hereinafter, the “Ministries”). The Ministries determine such maximum tariffs on the basis of a hypothetical efficient-company model.

Regulated Tariffs for Local Telephony Services

In Resolution No. 686, dated May 20, 2003, the Competition Tribunal ruled that local telephone services, payphone service, fixed line connections and other services associated with local telephone service were to be subject to tariff regulation. Accordingly, it was determined that Telefónica Chile would, in its capacity as “dominant operator”, be regulated as to tariff levels and structure throughout Chile, with the exception of Regions X and XI and Easter Island, where other companies are the dominant operators.

Tariff Decree No.169 for the 2004–2009 five-year period applicable to Telefónica Chile, was approved and published in the Official Gazette on February 11, 2005, with retroactive effect as of May 6, 2004.

Tariff Flexibility

Pursuant to Resolution No. 709 dated October 13, 2003, the Antitrust Authority decided to: “Accept the request submitted by Compañía de Telecomunicaciones de Chile S.A., but only inasmuch as Resolution No. 686, dated May 20, 2003 needs clarification in the sense that lower tariffs or other plans may be offered; provided, however, that the terms thereof aimed at duly protecting and assuring customers with respect to those holding a dominant position in the market, shall be subject to regulation by the relevant authority.”

The Official Gazette of February 26, 2004 published Decree No. 742, which provides regulations governing the terms on which dominant local public telephony operators may provide alternative plans and joint offers. The aforementioned regulations were subsequently amended under Decree No. 160, dated February 26, 2007 and published in the Official Gazette on May 8, 2007, eliminating certain existing obligations. These include the obligation, prior to their launching, to invite third parties to participate in bundled offers, as well as obligations relating to information provided to customers.

This tariff flexibility allows Telefónica Chile to offer its customers various commercial plans other than the regulated plan. Services subject to tariff regulation account for approximately 26% of revenues in 2007.

Under Open Resolution No. 1,443, dated November 21, 2007, the Office of the Undersecretary of Telecommunications (“Subtel”) lowered the average monthly consumption level for Heavy Use Plans to 5,000 minutes for 2008, compared to 7,500 minutes for 2007.

Adaptation of Technical and Regulatory Provisions

In striving toward a telecommunications industry that is more equitable, competitive and protective of society, in 2007 Subtel adapted and modified certain technical and regulatory provisions pursuant to commitments jointly undertaken with operators under the public consultation titled “Removal of Obstacles to the Short-Term Development of Telecommunications.”These measures include amending tariff flexibility regulations by eliminating the need to offer terms prior to marketing unregulated plans and joint offers and by authorizing the use of electronic media to sell services. Thus, Subtel did away with some barriers and obstacles that were impairing efficient development of the telecommunications market in terms of competition, investment incentives and protection of customers and users.

IP Telephony Regulation

On December 20, 2006, Subtel initiated a public consultation regarding the draft IP Telephony Public Service Regulations, with the aim of identifying all issues that should be included in such regulations. Telefónica Chile provided comments and proposals on January 26, 2007. As of January 2008, Subtel had submitted the Regulation, which is still subject to legal compliance confirmation by the Office of the General Comptroller of the Republic.

Draft Bills Aimed at Amending the Legal Framework

Changes in the telecommunications industry and technological advances have radically affected the way in which services are provided as well as the range of services, yet the legal framework has remained intact. This has created vacuums that prevent the industry from responding to the growing and varied needs of users in terms of telecommunications access. In view of this, Subtel has shared with industry operators the following draft bills:

18          Telefónica Chile S.A. | Annual Report 2007

Creation of a Panel of Experts

This bill aims at creating a panel of technical experts comprising seven professionals, to be appointed by the Antitrust authority. The panel will be responsible for resolving any dispute and disagreement between a company and the regulatory authorities, thus reducing the number of compliance and regulatory telecommunications issues subject to the judicial process. The costs of the panel will be borne pro rata by the licensee companies on the basis of each company’s asset value and/or the estimated number of disputes affecting it and the nature and complexity of such disputes.

Creation of an Office of Superintendent of Telecommunications

This bill aims at creating a jurisdictional separation between the setting of telecommunications policy and the monitoring and punitive preventive control of market operations. As of January 31, 2008, this draft bill is under analysis at Subtel.

Amendment of License Rules

This bill aims at giving network operators and service providers a set of rules to obviate bureaucratic procedures when initiating services. In view of technological advances leading to a convergence of networks and services, the proposed system is designed, among other issues, to replace the licensing and permitting procedures currently required prior to initiating service. The new registration-based system would make it necessary to register before telecommunications service can be provided, but would eliminate the need for prior approval from regulatory authorities unless the service involves exclusive use of the radio spectrum.

In addition, this bill:

  establishes differences between network operators and service operators;
  eliminates local-domestic long distance (DLD) separation and DLD multicarrier, keeping it only for international long distance (ILD);
  amends the freedom to determine service areas by providing that service areas originally listed upon registration may not be reduced;
  defines broadband as a “telecommunications service;”
  provides for higher penalties by increasing fines; and
  shortens the period for addressing service supply requests from two years to six months.

Subtel has indicated that it will conduct a second public consultation on this issue.

Network Neutrality Bill

Aimed at ISPs and telecommunications access providers, the Network Neutrality Bill, among other provisions, maintains the prohibition against blocking, interfering with, discriminating against or hindering the ability of users to access, utilize, send, receive or offer any legitimate content, application or service through the Internet; requires access providers and ISPs to take action designed to ensure user privacy, virus protection and network security; and sets a 90-day period for Subtel to issue regulatory provisions for operating issues and identify practices restricting the free use of content or services. This bill is now at its second constitutional stage. Telefónica Chile has submitted a report, including comments and proposals, to the Senate Public Works, Transportation and Telecommunications Committee, including comments and proposals.

Digital Connectivity

In 2007, Telefónica Chile jointly executed a Digital Connectivity Agreement with Subtel, Fundación País Digital, fixed and mobile telephony licensees, long distance carriers, the Mobile Telephony Association and the Association of Internet Providers. By setting goals aimed at improving telecommunications service coverage, the agreement seeks to enhance collaborative efforts toward significantly reducing the digital gap. Goals include facilitating communications for the general public, attaining two million broadband access points, connecting 100% of rural schools, providing access to telecommunications services to 95% of the country’s rural population, and driving the country’s productive development through information and communication technologies.

Telefónica Chile will participate in the various work areas described in the Digital Connectivity Agreement. These include: digital connectivity regulations; competition and new technology; Telecommunications Development Fund and corporate social responsibility; and indicators and tracking.

Mission

Telefónica Chile’s mission is to lead the growth and innovative development of the Information Society in Chile by building relationships of deep-seated trust and mutual benefit with customers, employees, shareholders, the government, and the country at large.

The Company harnesses its corporate values, technological innovations and communications solutions in the service of this objective, striving to improve the lives of its customers and contribute to the country’s welfare.

In furtherance of its mission, in 2007 the Company invested more than US$290 million toward the development of broadband technologies and digital services (Digital TV, data services and information technologies).

Corporate and Business Strategy

Telefónica Chile’s corporate and business strategy is focused on making the Company more competitive and the leader in the Chilean telecommunications industry. Current market dynamics and new customer needs, such as coverage assurance, greater Internet connection speed or greater direct interaction with users, require Telefónica Chile to offer increasingly fast, flexible and attractive services and make them available at the customer’s request. Another important goal is to provide coverage for all socioeconomic sectors, making Internet access and simpler communications possible for the entire population.

The execution of this strategy is based on“Plan Ahora,”an internal action plan built on the Company’s commitment to four strategic pillars: customers, employees, society and shareholders, defining specific objectives for each and delineating the initiatives undertaken to achieve these objectives.

Shareholders:“The best combination of growth and profitability”

Telefónica Chile maintains a particular emphasis on constant innovation and on productivity gains, with the aim of growing profitably and in line with shareholder demands. Thus, the Company invests in businesses with the greatest potential impact, ensuring efficient operations and process management.

Customers:“The best customer experience”

The objective is to lead the industry in customer satisfaction. To achieve this, the Company promotes an organizational culture based on excellence, innovation and customer focus in all areas, emphasizing service delivery and customer care quality with a view to consolidating its competitive and market leadership position.

Employees:“The best company to work for in the telecommunications industry”

With a view to attracting the best talent and assembling a team that is not only the best but is also motivated and keen to accomplish its goals, the Company has implemented an internal workplace management model that focuses on five areas of action: leadership, communications, compensation, development, and recognition.

Society:“Social commitment”

Our objective is to be recognized as a socially responsible company in light of our efforts to shrink the digital-social gap by providing broadband access to the low-income population and by contributing to education through digital literacy and connectivity programs at schools and through social programs.

In this context, the line of action by business area is as follows:

Residential Segment

The objective is to grow and build customer loyalty through a leveraged bundled offering of services that include flexible plans of minutes broadband, television and value-added services. A significant component of this strategy is to develop an extensive and innovative range of services on ADSL broadband, thus helping to make the digital home concept a reality and driving the market through interactive entertainment.

SME Segment

The objective is to provide customers with flexible solutions and integrated services that meet specific needs in the area of information and communication technology, while offering competitively superior quality and service. The emphasis is on improving service by migrating to plans of minutes, increasing broadband speed and massively expanding solutions designed to integrate equipment, maintenance, and voice and data services.

Corporate Segment

The objective is to maintain leadership by reinforcing long-term relationships with customers, developing deeper customer insight and offering comprehensive solutions through the IP-driven convergence of voice, data, and video. Quality assurance will be the principal underpinning; consequently, efforts will be made to achieve a high degree of operations, service provision and resource management excellence.

Telecommunications Products and Services

The Company’s primary business focus in 2007 was on marketing its “Duo” and “Trio” voice, broadband and television bundles, whose main feature is the flexibility afforded customers to choose the services they need according to their specific interests. In other words, customers build their own service bundles with the number of voice minutes they need, the broadband speed they require, and the TV plan that suits their personal tastes. As of December 31, 2007, 54% of all Company customers had subscribed to more than one product with Telefónica Chile, which compares favorably with only 41% in 2006.

The main products and services offered by the Company are described below:

Telephone Service (Voice):

Telefónica Chile ended 2007 with 2,179,205 lines in service, of which 69% were for residential customers, 18% for SME customers, 11%, for corporate clients and 2% for wholesalers. The average number of lines in service fell by 6.3 % compared to 2006.

The Company provides basic telephone services to its customers through the public telephone network in two forms:

(i) Regulated Plan:

Includes telephone line service (fixed monthly charge); local traffic (metered local service and local calls); and connection to the public network, among others.

(ii) Plans of minutes (Tariff flexibility plans):

Starting in 2004, as an alternative to the Regulated Plan, the Company began to market Flexible Plans (see Regulatory Framework) such as: (i) Planes de Minutos (Plans of minutes), consisting of telephone service wit a certain number of minutes for a monthly charge; (ii) Línea Económica (Economy Line), consisting of a monthly amount from which customer calls are deducted, allowing for additional calls to be placed using prepai cards (iii) Línea Súper Económica (Super Economy Line), which enables customers to make calls for a certain number of minutes through prepai cards charged on a monthly basis; and (iv) bundled services, such as broadband plus plans of minutes.

At December 31, 2007, 1,483,340 lines had been subscribed for with flexible plans, accounting for 68% of all the Company’s lines in service. Revenues from the flexible plans accounted for 20.5% of consolidated revenues. The “plans of minutes” have slowed the decrease in fixed lines because they are marketed individually and also as part of service bundles along with broadband and television.

Broadband:

Telefónica Chile offers broadband ADSL technology to residential customers, SME customers and corporate clients, as well as to Internet Service Providers (ISPs) as resellers.

In 2007, broadband experienced dynamic growth as a result of the Company’s bundling, segmentation and flexibility strategy, with the total number of connections increasing by 30.1% at year end. Thus, starting in March, the Company took over first place in market share, ending the year with a 50% share. This marks a significant milestone for Telefónica Chile’s broadband service and consolidates the Company’s leadership in the market.

This growth has laid the foundation for the development of new services and content, to use broadband as the primary gateway into Chilean households. In this context, various business initiatives were undertaken during the year, including a change in the ISP model under which Telefónica Chile became its own Internet Service Provider for its customers, who in the past could obtain Internet connections only through other companies. The result is unified management and service, providing customers with a single contact point for all their needs, in addition to significant efficiencies due to process simplification. Value- added broadband services were also improved, with home wireless access promotions (Wi-Fi) and computer security packages. In addition, the hotspot platform was enhanced through an alliance with Movistar, the mobile telephone operator, enabling customers to surf the web using the mobile data network and Telefónica Chile’s hotspots with the same product.

In addition, a successful campaign for broadband upgrade plans was conducted in 2007. Combined with greater availability of different speed alternatives, this has brought the average installed access speed to 643 kbps.

01.3	Telecommunications Industry and Company Operations | The Company

Lastly, the launching of the Company’s new“Vacation Duo and Trio” products now allow Telefónica Chile customers to take advantage of an attractive opportunity to add broadband and television to their vacation homes.

At December 31, 2007, there were a total of 644,522 broadband connections, of which 81% were for residential customers, 16% for SME customers, 1% for corporate clients and 2% for wholesalers.

Digital Television:

On June 14, 2006, Telefónica Chile launched its pay television service, with a flexible and innovative marketing format.

Telefónica was the first company to make pay television flexible, providing a custom offering tailored to the interests and budget of each home and allowing customers to pay for what they watch. The Telefónica TV Digital offering, as the service is called, provides an entry-level plan for Ch$ 9,900, including a selection of the channels in greatest demand, such as Disney Channel, Discovery Kids, Discovery Channel, Cartoon Network, TNT, Sony, Warner, ESPN Football Channel, and Fox, among others. Customers can then add various theme-based plans, whether family-oriented or centered on movies, world news or world sports, as well as “premium” movie and sports plans.

The Telefónica TV Digital service has nationwide coverage and delivers o all customers additional services which include parental control, an on-screen programming guide, program reminders, pay-per-view service access, and a search feature by theme. In addition, one year after entering the pay television market, Telefónica Chile launched Internet Protocol Television service (IPTV). This service is being deployed in stages, and is initially being provided to a certain number of customers for “concept testing.” It is offered in specific areas of Santiago, where the Telefónica Chile network has the required technological infrastructure. This service is part of the Company’s flexible offering of Digital TV content, with interactive features such as VOD (Video On Demand) which provides a broad and diverse menu of first-run and archived movies, series and audiovisual material thanks to a library that boasts over 200 hours of content. Telefónica Chile is the first Latin American company to make this technology available. Additionally, in September 2007, the Company launched the PVR (Personal Video Recorder) service, allowing customers to record shows, pause live shows and fast forward and/or rewind whenever they wish.

With the pay TV service, provided by the subsidiary Telefónica Multimedia Chile S.A., Telefónica Chile supplements its telecommunication offer with entertainment, offering its customers “Dúos,” which are combinations of fixed telephone and TV services, and “Tríos,” which include broadband along with TV and fixed telephone services. At 2007 year-end, 71% of Company Pay TV customers were “Tríos” customers, while 26% had “Dúos”. Currently, more than 15% of the Company’s total customers have pay TV service included.

This service has allowed the pay TV market in Chile to grow more than 20% with respect to 2006, benefiting from the flexibility afforded customers, who can choose a service that is tailored to their interests and pocketbooks.

As of December 31, 2007, after one year and half of operation, the Company had 219,916 pay TV customers, having achieved a 17% market share and becoming the country’s second largest pay TV operator.

Other additional services:

Prepaid Services

Prepaid services have supported the development of flexible plans. The prepaid service known as “Tarjeta Línea Propria” (TLP) allows customers to have their own versatile, portable virtual line, while controlling and managing their telecommunications expenses. Users can make calls from any fixed telephone, public phone or enabled mobile phone, and surf the web on a broadband connection using Wi-Fi or through dialup access. Additionally,the TLP allows customers to charge the Super Economy Line. Moreover, in addition to the physical TLP, this year the Company began selling an electronic version.

As of December 31, 2007, 15,765,453 TLPs were sold at Ch$ 1,000 each.The total number of prepaid lines reached 360,558 in 2007.

24          Telefónica Chile S.A. | Annual Report 2007

Security and alarm monitoring services:

Telefónica Chile, through its subsidiary Telemergencia, offers alarm monitoring services to residential customers and SMEs through telephone and/or cell phone connection to a security platform manned by qualified personnel. Telemergencia is the second largest alarm monitoring company in the domestic market, according to client numbers, with broad coverage at the national level.

In 2007, Telemergencia developed a variety of monitoring plans with value-added services which allow customers choose the plan that best suits their needs. As of December 31, 2007, it had 49,616 customers.

Value-Added Services:

Telefónica Chile markets value-added services to its fixed telephone service customers. Such services include caller ID (incoming and call waiting), voice mail, call waiting, call forwarding, control of outbound traffic to mobile phones, and information and entertainment services (600 and 700 numbers.).

Equipment sales:

In addition, the Company sells advanced telecommunications equipment for the residential, SME and corporate segments. In mid-2007, the Compan began commercializing a new line of telephones for the residential segment that includes eight different high-tech models with modern designs.

Telephone Directories:

Under a business agreement with Impresora y Comercial Publiguías S.A. (“Publiguías”), which was renewed in August 2006 for five years with the option of further renewal for another two years, Telefónica Chile receives a percentage of the revenues generated by Yellow Page and White Page advertising sales.

Publiguías also prints and distributes telephone directories from the Telefónica Chile customer data base.

Long-Distance Business

Telefónica Larga Distancia, a Telefónica Chile subsidiary, was created through the merger of subsidiaries Telefónica Mundo and Globus 120 on April 30, 2006 and offers products and services over the domestic and international long distance network.

Telefónica Larga Distancia also serves the voice transport and capacity needs of other telecommunications companies, including both intermediate service providers with or without their own networks, mobile companies and Internet Service Providers (ISPs). This makes it possible to achieve a return on long distance network capacity, both domestically and internationally.

The business continues to face major challenges as a result of penetration by the mobile industry, which is replacing long-distance telephone service, given the change in the way that Chileans communicate with one other, relying more and more on e-mail and Internet. Even so, the Company’s strategy has been to make installed capacity as profitable as possible and to create innovative product plans that generate traffic, ensure customer loyalty and allow it to lead the industry. In 2007, the Company launched two unlimited minute rate plans aimed at residential customers - “Países sin Limites (Unlimited Countries)” and “Llamadas sin Límites (Unlimited Calls)” – as well as the “Directo a Casa (Directly Home)” product, a plan that allows customers to call home at a fixed monthly fee from any public telephone in Telefónica Chile’s public telephone network throughout the country.

In 2007,Telefónica Larga Distancia was able to overcome the downward industry trend, positioning itself as market leader and attaining a 41% share of domestic long-distance voice traffic (DLD) and a 41% share of outbound long-distance voice traffic (ILD).

Corporate Communications

The Corporate Communications business area, through the Telefónica Empresas subsidiary, has the mission of providing a comprehensive response to the communications needs of the larger and more complex organizations established in Chile. Telefónica Empresas’ clients include ministries, public institutions, and both domestic and global corporations and large companies involved in the broadest range of economic activities.

“Communications”are an essential component in these customers’ mission-critical processes. For this reason, the services provided by

Telefónica are subject to two constant challenges: growing capacity, availability, and quality standards, and the need for progressive convergence and integration of technologies. By integrating technologies, Telefónica Chile delivers solutions that add value to its clients’businesses, meeting their requirements more efficiently.

The primary services provided by Telefónica Empresas include data transmission, mainly through IP technology-based services. In some cases, circuit-based solutions and traditional data network services such as ATM and Frame Relay are provided. PABX-based solutions and videoconferencing are also offered. The Company also provides corporate clients with advanced telephony solutions and private IP telephony and IP Centrex solutions based on a Next Generation Network (NGN) infrastructure.

This is supplemented by the availability of international services tailored to client needs. These services take advantage of Grupo Telefónica’s international presence and network, delivering relevant added value for global clients.

In 2007, the Company undertook major projects with public-sector clients (including the Logistics Department of the Chilean National Police, the Defense Department, the National Forest Corporation and the Prison Administration) and private-sector clients (including Farmacias Ahumada, Mapfre Compañía de Seguros Generales de Chile S.A., Construmart S.A., Isapre Banmedica, Johnson’s S.A., Compañía Minera Barrick Chile Ltda. and Banco Santander Chile). It is also worth mentioning that Telefónica Empresas has a Data Center where client equipment and information can be housed, helping clients protect business continuity by providing a main or backup storage site.

In 2007, the Data Center received ISO-27001 certification, which contributes to the continuous improvement of associated services. In addition, an additional 200 square meters were made available, which will make it possible to expand the menu of services.

Other Businesses

t-gestiona

Telefónica Gestión de Servicios Compartidos Chile S.A. (t-gestiona), a subsidiary of Telefónica Chile, provides support services to all Company subsidiaries and other Grupo Telefónica companies.

The t-gestiona strategy is focused on positioning itself as a provider of shared services, mainly within Grupo Telefónica. Its services include, without limitation, logistics, e-learning, accounting, insurance, collections, payroll, real estate management and general services.

Fundación Telefónica

Fundación Telefónica is a nonprofit organization whose mission is to develop and channel the community and cultural activities of the Grupo Telefónica companies in Chile.

In its ongoing support of digital literacy in Chile, Fundación Telefónica has not only provided Internet training for teachers, students, community leaders and the disabled; it also continues making efforts to contribute to and improve quality and equal opportunity in Chilean education. Throughout the years, Fundación Telefónica has realized more than 30,000 trainings (1,500 in 2007) to teachers in uses of the Internet, more than 50,000 people (7,000 in 2007) have been introduced to the Internet world, more than 5,000 disabled people (500 in 2007) have improved their potential by their training in new technologies, and more than 20,000 students (18,000 in 2007) have seen how the Internet can help in their school education.

In this sense, educational content in the sciences, technology and mathematics have been developing at its multimedia portal www. educared.cl (which received close to one million visits in 2007). In addition, the Education through Art program, links the exhibits in the Company’s exhibition hall to school curricula. The Company also

26          Telefónica Chile S.A. | Annual Report 2007

continues to promote the Educational Internet project, which has provided free Internet connections to more than 5,500 educational establishments throughout Chile.

In 2007, the Foundation continued its program to support integration of the handicapped. Fundación Telefónica has traveled throughout Chile providing free training to disabled young people, along with teachers and tutors so that they can make use of the SICLA (Alternative Communication System) Software, wich allows through a computer, to communicate with a texto to voice and image to voice convertor. Over 120 institutions have benefited from the donations and training of this, which has allowed more than 1,600 young people with various disabilities to use SICLA from Arica to Punta Arenas, meaning that they can now communicate with their immediate environment.

Another important program of the Foundation is“Proniño”, a social initiative aimed at eliminating child labor that provides support to vulnerable kids and young people, through integrated scholarships that allows them to continue with their studies. Moreover in the year 2007, the “Voluntariado”, consisted of about 1,500 people and under the leadership of Fundación Telefónica, arranged varied supporting activities, as well as initiatives for raising funds, which directly beneficiated 7,000 low-income people.

In addition, in 2007, the Fundación Telefónica Arts Gallery presented the exhibit “Invención y Travesía”by artist Claudio Girola, followed by the collective photo exhibit “One Day in Chile,” ending the year with the exhibit “Desde el Taller”by the National Art Award recipient Marta Colvin. As a form of national cultural outreach, the Foundation continued its traveling exhibit “ArteNiño”by Roberto Edwards, which in 2007 visited the cities of Viña del Mar, Curicó, Talca, and Temuco.

Analysis of Consolidated Results

Operating revenues for 2007 totaled Ch$632.57 billion, a 2% increase compared to 2006. This was mainly due to higher broadband (+54.4%), pay TV (+549.3%) and “plans of minutes” (+33.4%) revenues, which offset the drop in traditional telephony revenue (fixed charge and variable charge) resulting from lower line traffic and fewer lines in service. In addition, Corporate Communications revenue grew slightly (0.6%) with respect to 2006, while the long-distance business posted a 7.7% drop over the same period, primarily because of lower network rental revenue. The growth in plans of minutes, broadband and television is chiefly due to a strategy for bundling these services under a flexible offer that allows customers to create a service combination that best suits their needs.

Operating costs for 2007 amounted to Ch$564.24 billion, a 6.2% increase compared to 2006. This is mainly due to greater commercial activity in 2007 and to the fact that expenses associated with the television business were incurred for a full 12 months in 2007 as opposed to 6 months in 2006. The new bundled service structure has had a direct impact on the cost structure. The services comprising the “multiservice” package have additional associated variable costs and commercialization expenses; moreover, these are services which, by nature, generate a lower margin.

As a result, operating income for 2007 totaled Ch$68.34 billion, down 23.0% from 2006, yielding a 10.8% operating margin, compared to a 2006 margin of 14.3% . Meanwhile, EBITDA fell to Ch$ 283.25 billion, a 9% decrease with respect to the previous year. The EBITDA margin for 2007 was 44.8%, compared to a 50.2% margin in 2006.

Non-operating results yielded a deficit of Ch$24.37 billion as of December 31, 2007, compared to a Ch$32.15 billion deficit in 2006. This deficit was mainly due to net financial costs and other non-operating expenses arising from the 2007 personnel restructuring, retirement of obsolete assets, and others.

As of December 31, 2007,Telefónica Chile posted a consolidated net income of Ch$10.86 billion, compared to a Ch$25.08 billion profit as of December 31, 2006.

Investment and Financing

Investment

In 2007, Telefónica Chile’s investments totaled US$291 million.

These investments were chiefly focused on consolidating business growth, basically for broadband and digital television.

In the fixed telecommunications business, investments were used for line commercialization efforts and to maximize the use of installed capacity, focusing on network deployment in areas of real estate development.

The investment plan emphasized initiatives designed to update network infrastructure by replacing old equipment and introducing new generation technologies (IP), with a view to attaining high service quality standards with more stable and flexible platforms.

Additional emphasis was placed on simplifying the processes and systems that support Company operations, thus improving the support tools for the Company’s business, technical and administrative management.

A breakdown of investments is shown in the table below:

2007 Investments in Fixed Assets

Business Area	Millions of US$

Primary Projects

Fixed Telecommunications Services	73
Expansion of external equipment network, line and equipment connection, updating of internal equipment and improvement in service quality

Broadband services	76
Growth in ADSL access points and increase in bandwidth for ADSL services

Television Services	72
Equipment for TV signal distribution and reception and entertainment through digital and interactive media

Corporate Communications	42
Private Services projects, IP Network and terminal equipment for voice and data

Systems	19
Billing, management, delivery and other computer system services

Other	9
Other businesses, administrative investments

Total	291

28          Telefónica Chile S.A. | Annual Report 2007

Financing

At December 31, 2007, the Company’s financial debt totaled Ch$ 391.43 (equivalent to US$787 million), which meant a Ch$ 1.42 billion (equivalent to US$3 million) reduction in 2007 due to amortization of Series F bonds in April and October 2007.

The sources of financing were operating funds, which allowed the Company to make Ch$ 144.44 billion (equivalente to US$291 million) in investments. In addition, a total of Ch$ 67.42 billion (equivalent to US$136 million) was distributed to shareholders in 2007.

The breakdown of financing activities in 2007 is as follows:

Repayments:

• US$3 million to amortize Local Series “F” Bond (April and October).

Renegotiation of Local Loan with Banco Santander:

On February 2, 2007, the Company renegotiated a bilateral loan in the amount of UF 3,555,000 (US$140 million) with Banco Santander Chile in order to bring the spread down to market levels, from 0.45% to 0.325% . All other loan terms and conditions remained unchanged.

The Company continues to have a healthy debt-to-equity ratio, which reached 0.86 as of December 31, 2007 as compared to 0.79 at year-end 2006. Likewise, the Company’s interest coverage ratio (EBITDA/net financial expense) shows positive development, having gone from 18.7 in December 2006 to 24.23 in December 2007.

Foreign Exchange and Interest Rate Risk Management

The Company maintains US dollar-denominated financing, with floating interest rates in certain cases. As a result, Telefónica Chile is exposed to financial risks arising from foreign exchange and/or interest rate fluctuations. For this reason, the Company determines the levels of coverage required for each period based on its exposure.

In 2007, the Company maintained foreign currency coverage for 100% of its financial debt against fluctuations in foreign exchange and financial expenses for the next twelve months. As of December 31, 2007, Telefónica Chile had US$500 million in foreign exchange derivative-hedged dollar- denominated liabilities through cross-currency swaps. At the same time, it maintained interest-rate fluctuation coverage of 60% of the fixed interest rate debt as of year-end 2007. It is important to note that the Company uses derivative financial instruments available on the domestic and international markets for these purposes.

Property, Suppliers, Logistics and Insurance

Property

The property, plant and equipment owned by Telefónica Chile and used in its business activities, such as buildings duly listed in the Real Estate Registry, switching centers, external networks, customer terminal equipment, furniture and office equipment and other business-related items, are distributed throughout Chile.

The Company also operates public and private switching exchange networks, wired circuits, local and long distance fiber optic, radio and microwave circuits.

Suppliers

In 2007, Telefónica Chile’s purchases totaled US$792 million (approximately Ch$393.5 billion) and were awarded to 1,211 suppliers.

The Company’s top ten suppliers in Chile by volume under contract were as follows: Atento Chile, Consorcio RDTC, Observa Telecom, Telefónica Argentina S.A., Telconsur Ltda., SICE Agencia Chile, Cobra Comunicaciones de Chile S.A., Alcatel – Lucent de Chile S.A., TIWS Chile and Siemens Entreprise Ltda..

81% of Telefónica Chile’s purchases fall under the market products and services and works category. The rest is distributed among network infrastructure, information systems and, to a lesser extent, advertising and marketing.

Telefónica Chile awards 83% of its purchases to local suppliers.

In the Adquira e-commerce platform, use of electronic auctions to negotiate purchases is on the rise.The volume of purchases made through the Adquira electronic auction system during 2007 reached US$211 million in 116 purchasing processes. This auction system provides greater transparency and objectivity in the purchasing process, gives equal opportunity to all bidding suppliers, and both simplifies and helps to streamline procurement management.

In addition, an e-procurement platform has been implemented to complement the Adquira e-commerce platforms. This platform provides Telefónica Chile with a service that facilitates, streamlines and simplifies the procurement process by automatically sending suppliers requests and purchase orders.

Logistics

Telefónica Chile currently has a Logistics Distribution Center with a storage capacity of 7,000 square meters. In 2007, use of installed capacity was over 90% for the various types of storage, and on several occasions, more space was temporarily needed due to this year’s high traffic in materials. In addition, the Company has continued to focus on containing the growth of storage spaces, developing a more efficient approach for handling incoming and outgoing materials, and thus optimizing available space.

Trademarks

In order to distinguish and market their products domestically, the Company and its subsidiaries use various trademarks, which are duly registered with the Ministry of Economy’s Industrial Property Department.

Insurance

Pursuant to its risk management policy, the Company decides whether to transfer risks to insurance companies on a case-by-case basis. If it elects to do so, it applies standard coverage available on the market or adapts coverage to the specific risk in particularly complex cases.

The Company’s assets are fully insured against physical damage and lost income due to service shutdown. This coverage includes, but is not limited to, the risk of fire and associated risks, earthquake, natural disasters, theft, shipment risk, political risk, cyber risk, employee disloyalty, and domestic transport. The insured amount totals approximately US$ 2.59 billion.

For work performed by independent contractors and outsourced collection centers, overall insurance quotes are requested and coverage is adapted to conform to the contractor’s activities.

The Company also has liability insurance for damage/injury to third parties, as well as other insurance covering executives, staff, vehicles, and imports of equipment and materials

30          Telefónica Chile S.A. | Annual Report 2007

Risk Factors

Competition

Telefónica Chile faces stiff competition in all of its business areas and believes that this high level of competition will continue. In order to confront this challenge, the Company continually adapts its business and product strategies, striving to satisfy the demands of current and potential customers.

Regulation of the Telecommunications Sector

Approximately 26% of the Company’s 2007 revenues were subject to tariff regulation. The tariff model is reviewed every five years, which may significantly affect the Company’s revenues and its ability to compete in the marketplace. The current tariffs are in effect from March 2004 to May 2009. The next tariff-setting process will begin in 2008, starting with the presentation of the technical and economic basis in April 2008.

Technological Changes

The telecommunications industry is subject to rapid and significant technological advances and the introduction of new products and services. It is impossible to predict the effect of such technological changes on the market or on Telefónica Chile, whether the Company will need to make significant investments in the development or implementation of new competitive technologies, or whether these technologies or services will replace or supplement the products and services currently offered by the Company.

Telefónica Chile is constantly evaluating the introduction of new technologies in light of their potential costs and benefits.

Chilean Economy

Since Company operations are located in Chile, they are sensitive to, and depend on, the country’s level of economic activity. During periods of slow economic growth, high levels of unemployment and contraction of domestic demand, local and long distance telephone traffic has been affected, and payment delinquency levels have also increased.

Financial Risk

Since the Company maintains a portion of its debt in foreign currency and at floating interest rates, the volatility and fluctuation of the Chilean peso with respect to other currencies, as well as changes in domestic and international interest rates, may affect the Company’s earnings. Therefore, Management continuously evaluates its foreign exchange and interest rate risk management policies (see “Foreign exchange and interest rate risk coverage management”).

Failure of the Telecommunications System

The Company performs maintenance on its networks and internal systems in order to provide continuous and reliable service to its customers. Nevertheless, a failure of the Company’s telecommunications system could cause prolonged service interruption and even the loss of customers. Some risks that could affect the Company’s networks, systems or infrastructure include: (i) natural disasters such as earthquakes, tsunamis, floods, and fires, among others; (ii) interruption of power supply or scarcity of energy sources; (iii) software or internal computer system flaws; (iv) physical damage to the network or infrastructure, including copper cable theft, which has been a growing problem in recent years due to higher copper prices; and (v) prolonged service interruptions due to the replacement of obsolete equipment, among others. Telefónica Chile cannot guarantee that these measures and safeguards will work satisfactorily in the event of an emergency or in unforeseen circumstances.

02•1	Shareholder Information	34
02•2	Management Organization and Human Resources	44
02•3	Additional Information	58

Share Transactions by Directors, Executives and Related Parties

Name	Transaction	Series	No. Shares		Share price	Total
	Date		Purchase	Sale	Ch$	Ch$

Dominique Berthet Edwards	01.16.07	B		22,062	927.3	20,458,093
Guillermo Balut Olguin	09.03.07	B		1,879	1,080.0	2,029,320

Composition of Capital Stock

At December 31, 2007, the Company’s capital stock was composed of 957,157,085 fully subscribed and paid-in shares, divided into 873,995,447 Series A and 83,161,638 Series B shares.

Shareholders’Meetings

A General Shareholders’Meeting of Telefónica Chile was held on April 13, 2007. All items submitted to a vote were approved, including the 2006 Annual Report, Balance Sheet, and Financial Statements, and payment of a final dividend (No. 173) of Ch$13.44234 per share, equal to Ch$12.9 billion, was charged to fiscal-year 2006 profits and was paid on May 16, 2007. At a Special Shareholders’ Meeting held on the same date, shareholders approved amending Article Five of the corporate bylaws to allow a capital reduction of Ch$48.8 for purposes of distributing additional cash to shareholders. The capital distribution was equal to Ch$51 per share and was paid on June 12, 2007.

The controlling shareholder of Telefónica Chile is the Chilean corporation Telefónica Internacional Chile S.A., which holds a 44.89% interest. The shareholders of Telefónica Internacional Chile S.A. are Telefónica Chile Holding B.V. (99.99%) and Telefónica Internacional Holding B.V. (0.01%), bot 100% controlled by Telefónica S.A. This Spanish telecommunications company is a publicly traded corporation whose shares are listed on various European, American and Asian stock exchanges. Its ownership is quite diluted: the shareholders with the largest stakes are BBVA with 6.4% and La Caixa with 5.4%, but most shareholders own no more than 5% of the capital stock.

02.1	Company Profile | Shareholder Information

Principal Shareholders

	Millons of Shares	%	Millons of Shares	%
	(12/31/07)		(12/31/06)

Telefónica Internacional Chile S.A.	429.7	44.9%	429.7	44.9%
Citibank N.A. (1)	152.9	16.0%	105.3	11.0%
Chilean Pension Funds	206.5	21.6%	246.0	25.7%
Life Insurance Companies	15.1	1.6%	12.5	1.3%
Foreign Investment Funds	4.7	0.5%	6.5	0.7%
Employees	0.5	0.0%	0.5	0.1%
Other Shareholders	147.9	15.4%	156.7	16.4%
Total Shares	957.2	100.0%	957.2	100.0%

(1) Depositary Bank acting on behalf of the Company’s ADS holders

Twelve Largest Shareholders at 12/31/07

	Number of Series A	Number of Series B	Total	% Equity Interest
	Shares	Shares

Telefónica Internacional Chile S.A.	387,993,524	41,739,487	429,733,011	44.9%
Citibank N.A.	152,940,551	0	152,940,551	16.0%
AFP Habitat S.A.	57,412,043	5,813,466	63,225,509	6.6%
AFP Provida S.A.	43,931,254	4,626,981	48,558,235	5.1%
Citibank Chile Cta. Terceros CAP XIV Res	41,241,214	0	41,241,214	4.3%
AFP Cuprum S.A.	35,746,439	3,889,307	39,635,746	4.1%
AFP Bansander S.A.	22,882,535	2,295,763	25,178,298	2.6%
AFP Santa Maria S.A.	18,743,421	2,238,363	20,981,784	2.2%
Cía. de Seg de Vida Consorcio Nacional	9,552,472	0	9,552,472	1.0%
AFP Planvital S.A.	8,291,954	627,281	8,919,235	0.9%
Ultra Fondo de Inversion	8,862,923	0	8,862,923	0.9%
Banchile Corredores de Bolsa S.A.	7,172,258	317,123	7,489,381	0.8%
Subtotal	794,770,588	61,547,771	856,318,359	89.5%
Other Shareholders	79,224,859	21,613,867	100,838,726	10.5%
Total	873,995,447	83,161,638	957,157,085	100.0%

36          Telefónica Chile S.A. | Annual Report 2007

Quarterly Traded Volumes and Average Prices

CTC-A
Santiago Stock Exchange	No. of Shares	Ch$ millions	Average Share Price (Ch$)

1Q05	51,401,660	82,900	1,631
2Q05	58,834,672	90,188	1,527
3Q05	60,165,060	91,355	1,521
4Q05	66,740,822	84,468	1,267
1Q06	94,601,621	108,929	1,151
2Q06	194,462,986	208,385	1,072
3Q06	85,489,919	81,049	948
4Q06	177,286,165	181,193	1,022
1Q07	97,181,644	115,102	1,177
2Q07	140,862,541	175,357	1,238
3Q07	54,239,950	61,603	1,155
4Q07	114,637,107	124,297	1,072

CTC-B
Santiago Stock Exchange	No. of Shares	Ch$ millions	Average Share Price (Ch$)

1Q05	1,085,669	1,691	1,537
2Q05	343,492	486	1,442
3Q05	1,111,976	1,583	1,402
4Q05	892,355	1,138	1,149
1Q06	916,998	950	1,151
2Q06	8,586,121	8,601	1,002
3Q06	772,763	651	843
4Q06	4,981,672	4,548	913
1Q07	2,213,497	2,311	1,047
2Q07	384,437	416	1,073
3Q07	476,632	493	1,052
4Q07	1,064,018	1,119	1,029

ADRs
New York Stock Exchange	No. of ADRs	US$ millions	Average ADR Price (US$)

1Q05	12,586,000	142	11.27
2Q05	14,345,600	150	10.50
3Q05	12,397,100	135	11.06
4Q05	16,142,800	154	9.66
1Q06	20,823,800	182	8.75
2Q06	12,445,500	100	8.08
3Q06	10,582,300	74	7.04
4Q06	9,136,600	71	7.74
1Q07	12,257,700	107	8.73
2Q07	10,700,500	100	9.42
3Q07	8,877,300	80	8.92
4Q07	8,100,300	69	8.59

Stock Market Performance

In 2007, the performance of the Chilean markets did not live up to market expectations although, as in the past four years, results were once again positive. The Selected Share Price Index (IPSA) posted a 13.3% return for the year, and the Chilean General Price Index (IGPA) earned 13.8% . However, the stock market’s impetus that developed in early 2007 was slowed by the high volatility that took over the world markets in the second half of the year. This situation, triggered by external factors – such as the mortgage crisis in the United States, higher-than- expected U.S. inflation and oil prices hitting US$100 per barrel – was also influenced by internal factors such as higher-than-expected domestic inflation, lower-than-projected economic growth and a gradual increase in the federal funds rate by the Central Bank of Chile. However, in terms of trade volume, the Santiago Stock Exchange achieved a record, exceeding the previous year’s trading volume by 55.8% and reflecting its dynamic performance at certain times during the year.

The combined volume of CTC-A and CTC-B stocks traded in 2007 on the Santiago, Electronic and Valparaíso Stock Exchanges totaled US$1.1 billion, while the prices of both stocks fell over the course of the year. CTC-A closed at Ch$925, 11.9% below its 2006 closing price, while CTC-B dropped 7.5% and closed at Ch$880. In 2007, in addition to distributing dividends, the Company carried out a capital reduction in June in an amount equivalent to Ch$51 per share.The total amount distributed to shareholders in 2007 was US$136 million, i.e. Ch$70.4 per share, which is equivalent to 6.7% of the CTC-A share price as of December 31, 2006.

In the rest of the world, stock markets were generally up. In Latin America, as in other emerging markets, results were positive, showing strength despite the problems with the U.S. economy. In Europe, with fluctuations of differing magnitudes, the stock exchanges remained in positive territory. Results in Asia were mixed, with negative results predominating. The Nikkei closed with an 11.1% loss, while the Chinese index (CSI 300) posted a 161.6% gain. In the United States, the main stock markets closed up, despite late-year corrections due to the mortgage market crisis that fed recession fears. The Dow Jones index rose 6.4%, hitting 13,265. The ADRian index, which measures the price variation in ADRs listed by Chilean companies on the New York Stock Exchange, rose 7.9% in 2007. On the other hand, the price of Telefónica Chile’s ADR (1 ADR = 4 CTC-A shares) closed the year at US$7.46, down 7.1% compared to 2006. In 2007, the volume of Telefónica Chile’s ADRs traded on the NYSE totaled US$356 million, 16.5% lower than the volume traded the previous year.

ADR holders’ stake in the company increased from 11.0% as of December 31, 2006 to 16.0% as of 2007 closing, while the equity interest of Chilean Pension Fund Administrators (AFPs) dropped from 25.7% at year-end 2006 to 21.6% at year-end 2007.

38          Telefónica Chile S.A. | Annual Report 2007

Compañía de Telecomunicaciones de Chile S.A. Dividend Distribution Policy

The following is the Dividend Distribution Policy approved at the General Shareholders’ Meeting of April 13, 2007.

For fiscal year 2007 and subsequent years, the Board of Directors intends to distribute 100% of net profits generated during the respective year through a interim dividend to be distributed in November of each year and a final dividend to be distributed in May of the following year, which will be submitted for approval at the relevant General Shareholders´ Meeting. In addition, for the following fiscal year, if there is surplus cash once all business-related commitments have been met, the Board of Directors intends to supplement the aforementioned dividends by distributing a portion of these funds, following submittal at the respective Shareholders’ Meeting for approval.

2. The amount of the provisional November dividend shall be determined each year based on the earnings for the January-September period of such year.

3. The General Dividend Distribution Policy shall be in keeping with the objectives set forth in the Company’s Financial Plan, which aims at reducing liabilities.

4. This policy reflects the intent of the Board of Directors, and its fulfillment shall be contingent upon the actual profit and surplus cash earned, as well as on the Company’s periodic projections or the presence of certain conditions, as the case may be.

5. Dividend payment procedures shall be as follows: To collect dividends, shareholders may choose one of the following options:

    1. Deposit in a checking account held by the shareholder.

    2. Deposit in a savings account held by the shareholder.

    3. Payment by check or cashier’s check sent by certified mail to the shareholder’s address of record.

    4. Payment by check or cashier’s check to be collected at the offices of DCV Registros S.A., the company responsible for managing the stock ledger for Compañía de Telecomunicaciones de Chile S.A., or at a bank designated by DCV Registros S.A. This form of payment will remain effective throughout the term of the respective agreement with DCV Registros S.A. Otherwise, payment by check or cashier’s check may be collected at the offices of the Company, located at Avenida Providencia 111, Santiago, or at a bank designated by the Company in due course.

Checking or savings accounts held anywhere in Chile may qualify for these purposes.

It should be noted that the form of payment selected by each shareholder shall be used for all dividend payments, unless the shareholder provides written notice of change and lists a new option.

Shareholders failing to indicate a form of payment shall be paid by check in accordance with Payment Option 4 above.

In the case of bank account deposits, bank verification may be requested for security reasons. If the accounts indicated by shareholders are denied, whether based on a verification procedure or for any other reason, the dividend shall be paid in accordance with Payment Option 4 above.

ADR holders shall be paid through the Depositary Bank, under the provisions of Title I, Chapter XXVI of the Compendio de Normas de Cambios Internacionales (Compendium of International Foreign Exchange Regulations) of the Central Bank of Chile and the Deposit Agreement between Citibank N.A. and Compañía de Telecomunicaciones de Chile S.A.

Dividend Information

Distributable 2007 Earnings
(In Ch$ as of December 31, 2007)

2007 Fiscal Year Earnings	10,856,131,271
Absorption of cumulative deficit (less)	0
Amortization of positive good will (less)	0
Distributable earnings	10,856,131,271

Dividends charged to Earnings		Dividends/
		Distributable earnings
(In Ch$ as of December 31, 2007)

Interim dividend No. 174 paid in November 2007	5,806,114,878	53.48%
Final Dividend No. 175 (*) to be paid in 2008	5,050,016,393	46.52%
subject to approval at the April 2008 Shareholders’ Meeting
Retained earnings for fiscal year 2007	0	0%
Fiscal Year 2007 Earnings	10,856,131,271	100.00%

(*) The final dividend will be Ch$ 5,050,016,393, equivalent to Ch$ 5.27606 per share. Added to interim dividend No. 174 distributed in November 2007, it represents 100% of the fiscal year 2007 earnings per the dividend policy reported at the April 2007 Shareholders’ Meeting.

Dividends charged to yearly earnings and other distributions to shareholders paid during the past 5 years
Nominal Chilean pesos per share

	Interim	Interim	Final	Special	Capital
	Dividend 1	Dividend 2	Dividend	Dividend	Distribution

Fiscal Year 2003	-	-	3.20	17.50(1)	-
Fiscal Year 2004	131.44	130.00	58.85	394.33(1)	-
Fiscal Year 2005	11.00	-	15.31	50.99(1)	-
Fiscal Year 2006	11.00	-	13.44	-	41.99(3)
Fiscal Year 2007	6.00	-	5.28(2)	-	51.00(4)

(1) Charged to retained earnings.
(2) Final dividend to be submitted for approval at the 2008 Shareholders’ Meeting, in the amount of Ch$ 5,050,016,393, or Ch$ 5.27606 per share.
(3) At the Special Shareholders’ Meeting held on April 20, 2006, a capital reduction was approved in the amount of Ch$40.2 billion, or Ch$41.99991 per share, and was paid on June 15, 2006.
(4) At the Special Shareholders’ Meeting held on April 13, 2007 , a capital reduction was approved in the amount of Ch$48.8 billion, or Ch$ 51 per share, and was paid on June 12, 2007.

40          Telefónica Chile S.A. | Annual Report 2007

Investment and Financing Policy of Compañía de Telecomunicaciones de Chile S.A. and Subsidiaries for the year 2007.

The Investment and Financing Policy approved at the General Shareholders’ Meeting of April 13, 2007 is transcribed below:

General Policy

In 2007, Compañía de Telecomunicaciones de Chile S.A. (hereinafter “Telefónica Chile” or the “Company”) will focus on investing in all business areas defined in its Bylaws, with particular emphasis on the following objectives:

  Meeting the communications needs of current and prospective customers of the Company and its Subsidiaries by providing telecommunications, information and audiovisual communications services using the range of available technology, provided that the regulatory framework allows adequate profitability for shareholders.

  Expanding the Company’s activity domestically and internationally through new business opportunities in markets where its telecommunications knowledge and experience allow it to compete profitably.

  Implementing a modern management strategy aimed at maximizing Company value by innovatively and efficiently organizing employees and resources involved in the operation and development of the telecommunications business.

  Ensuring that invested funds are adequately allocated and olvency indicators are met, consistent with domestic and international economic conditions.

This policy framework is applied to the specific structure of the Telefónica Chile group of companies, with each company independently managing and optimizing its own businesses within the limits of the group’s general policies and financial controls, and subject to the decisions of each company’s own Board of Directors.

I. Investment Policy

As described in the General Policy, Telefónica Chile will make the necessary investments to achieve its corporate objective, pursuant to its Bylaws and the above-described goals. To this end, the Company’s Management has sufficient power and authority to invest in the telecommunications business on the basis of the regulatory framework in effect from time to time, seeking to derive an appropriate level of profitability from its various investment projects in line with technical and economic criteria.

Telefónica Chile will invest in telecommunications-related businesses areas by undertaking projects either directly or through its subsidiaries and, if applicable, by creating and/or acquiring an interest in joint ventures or corporations.

Following is a description of the primary investment projects scheduled by the Telefónica Chile Group for 2007.

1. Areas of Investment

a) Network Infrastructure

Telefónica Chile’s network infrastructure comprises fixed telephony, data, long-distance and IP network platforms. These networks include telecommunications systems and equipment as well as associated intangible assets and provide the integrated physical, technological and operational support for the services the Company offers its customers. The associated investments are described below:

Line Plan

In 2007, Telefónica Chile will continue using available installed capacity to expand service, subject to the tariff and regulatory environment. Associated investments involve minor external work aimed at the efficient use of available capacity and internal equipment when demand and the return on such investments so warrant.

Quality of Service

This project includes a variety of work aimed at replacing equipment, supporting the networks, preventive maintenance, corrective maintenance due to accidents and third party damage, and providing and replacing tools to better manage network capacity, thereby ensuring reliability in line with international standards.

Long Distance Voice and Data Network

Investments in this area include the ongoing development of a domestic and international fiber optic network to ensure the quality of long distance communications, and, based on the Multi-Service Network, creating the infrastructure required to support current and future bandwidth needs and maintain current quality-of-service levels.

Corporate Communications

The Company will continue to develop data network projects and implement private networks, according to demand and the requirements of customers, companies and corporations. The Company will also offer integrated solutions based on dedicated and switched communication products and services. It will also continue development of the IP network in order to provide a differentiated service offering.

b) Sale of Lines

These investments are related to the connection of residential lines, line transfers, extensions, annexes, and others.

c) Public Telephony and Terminal Equipment

These investments are necessary to maintain public telephones and purchase basic terminal equipment for the marketing and sale of lines and advanced equipment with new features that provide new services.

d) Interconnections

These investments include interconnections with long distance carriers, fixed telephone companies, mobile telephone companies and Internet service providers (ISPs). They also include investments in the various services related to network unbundling.

e) Process Management Support Information Systems

These investments are necessary to provide Telefónica Chile with the information technology infrastructure required to automate and coordinate its business processes and better serve its customers, in line with the most efficient global practices.

f) Broadband and Internet Expansion

Telefónica Chile will continue to implement broadband technologies through the integration of xDSL platforms and technologies, deployment of wireless developments (Wi-Fi), addition of new services for broadband customers, remote monitoring and security services, among other initiatives.

g) Television and Contents

In 2007,Telefónica Chile will continue developing and investing in the business of television signal distribution and entertainment through digital and interactive media.

h) Other Business

Through its subsidiary T-Empresas, Telefónica Chile will promote web hosting, transaction services, telecommunications outsourcing services and computer services for corporate clients.

i ) Other Investments

These include investments in office and computer equipment for administrative areas, the improvement of administrative and customer service spaces and other minor investments.

2. Estimated Investment

Telefónica Chile’s maximum investment limit will be based on the cost of implementing the projects previously defined under Areas of Investment, within the regulatory framework, in order to allow the Company to meet new customer demand using existing capacity. The investments are expected to ensure an appropriate return for the Company, provide new services as required by corporate customers, maintain high quality-of- service levels, and support operational and administrative management based on the demands of the Company’s growing customer base.

The maximum investment in partnerships or corporations, both domestically and internationally, is set at 25% of shareholders’ equity on the last consolidated quarterly balance sheet filed with the Superintendencia de Valores y Seguros (Chilean Securities Exchange Commission).

3. Investment in Financial Instruments

Investments will also be made in financial assets in order to maximize the yield from cash surpluses and offer adequate protection for Company liabilities denominated in various currencies and subject to variable interest rates. The investment portfolio will be diversified along the lines of liquidity, profitability and issuer risk as determined by Company Management, taking also into consideration the coverage of liabilities.

4. Role in Controlling Areas of Investment

Since its investment projects are primarily related to its own line of business, the Telefónica Chile group of companies has control over the projects’ various stages of development. Should new business ventures require third-party involvement the Company will enter into appropriate agreements to define the relationship with such third parties.

42          Telefónica Chile S.A. | Annual Report 2007

II.- Financing Policy

In 2007, emphasis will be placed on seeking alternatives to strengthen the Company’s financial structure through new financing arrangements and current debt renegotiation.

The financing sources for 2007 investments will be managed in keeping with the Company’s long-term Financial Plan. The funding required during 2007 will be obtained internally; through traditional borrowing; from the sale and leasing of real estate and other property, with or without purchase options; from public or private debt instruments, whether convertible or not, in Chile or abroad; through loans from financial institutions; and in the form of supplier credit, securitization of assets and capital contributions, if strategic considerations so warrant. Other financing alternatives available on the local and international financial markets may also be considered if they provide an adequate liability structure and minimize costs.

Internal resources include book depreciation, other amortization and net profits for the period.

The maximum consolidated debt-to-equity ratio (indebtedness) of the Telefónica Chile group of companies may not exceed 1.6. Indebtedness shall be defined as the result of dividing Debt by Equity.“Debt” shall be defined as total consolidated liabilities, and “Equity” as the difference between total consolidated assets and consolidated liabilities. All figures used to calculate this ratio shall be computed as of the same date and in constant currency.

The Company will obtain external financing from financial institutions and on the public market, and will finance its subsidiaries as needed.

III.- Management’s Authority to Enter into Agreements with Creditors Providing for Guarantees and Restrictions on the Distribution of Dividends

Notwithstanding restrictions provided by law or the Bylaws regarding collateral or security interests securing third party obligations, the Company’s management shall not agree to furnish collateral or security interests to secure the obligations of the Company or third parties other than subsidiaries unless such action is approved at a Special Shareholders´ Meeting. These restrictions shall not apply to monetary obligations resulting from balances on the purchase of real estate or other property secured by the assets being purchased.

The Company may agree with creditors to restrict the distribution of dividends only if so approved at a Shareholders’ Meeting.

IV.- Assets Essential to the Operation of Compañía de Telecomunicaciones de Chile S.A.

Assets essential to the operation of Compañía de Telecomunicaciones de Chile S.A. include all networks and switching centers, primary facilities and equipment in service, including real estate and easements required by these facilities for their operation and protected under the respective licensing decrees. Notwithstanding the foregoing, such assets may be modified or replaced in the event of technical or economic obsolescence.

The essential assets of Compañía de Telecomunicaciones de Chile S.A. additionally include 51% of the capital stock of Telefonica Larga Distancia S.A and Telefónica Empresas Chile S.A., and the assets required to operate such companies, whether owned by such companies or under lease from Compañía de Telecomunicaciones de Chile S.A. and protected under the respective licensing decrees, as well as any assets modifying or replacing the above for reasons of technical or economic obsolescence.

Furthermore, should either of the subsidiaries Telefonica Larga Distancia S.A or Telefónica Empresas Chile S.A. intend to dispose of any or all of the assets indicated in the foregoing paragraph, Compañía de Telecomunicaciones de Chile S.A. shall call a Special Shareholders’ Meeting to determine its position regarding the sale and the terms thereof.

V. Management’s Authority to Execute, Amend or Terminate a Purchase, Sale or Lease Agreement for Goods and Services Required for the Normal Operation of Compañía de Telecomunicaciones de Chile S.A.

In addition to the power and authority vested in it, the Company’s management shall, pursuant to its Bylaws, have sufficient power and authority to execute, amend or terminate, within the applicable legal framework, any purchase, sale or lease agreements for goods and services required for the normal operation of the Company, subject to prevailing market conditions for goods or services of the same type, quality, characteristics and condition.

However, Management may not dispose of any assets or ownership rights deemed essential to its operation without prior approval at a Special Shareholders’ Meeting.

BOARD OF DIRECTORS

In accordance with the Company’s Bylaws, the Board of Directors is comprised of seven directors and their respective alternates. Six directors and their alternates are elected by holders of Series A shares, and one director and his/her alternate by holders of Series B shares. Alternate directors take part in Board meetings and may only vote in the absence of their respective director. Company Bylaws require that the director and alternate director elected by holders of Series B stock be shareholders in the Company.

If a vacancy occurs on the Board of Directors, the respective alternate director will assume the duties of the vacant directorship for the remainder of the term. Upon any alternate director’s resignation, death, or legal disqualification, the Board may appoint a replacement to serve until the next General Shareholders’ Meeting, where elections shall be held for the entire Board.

The current Board of Directors of Telefónica Chile was elected at the General Shareholders’ Meeting held April 13, 2007, for a three-year term.

At December 31, 2007, the Board of Directors is made up of the following directors and alternates:

Series A Directors

Chairman
EMILIO GILOLMO LÓPEZ
Tax ID No.: 48,103,811 -1
Bachelor’s Degree in Law, Universidad de Madrid, Spain
Bachelor’s Degree in Political Science, Universidad de Madrid, Spain

Vice Chairman
NARCÍS SERRA SERRA
Tax ID No.: 48,094,895 -5
Bachelor’s Degree in Economics, Universidad de Barcelona, Spain
Ph.D. in Economics, Universidad Autónoma de Barcelona, Spain

ANDRÉS CONCHA RODRÍGUEZ
Tax ID No.: 4,773,967 -5
Commercial Engineer, Universidad de Chile

FERNANDO BUSTAMANTE HUERTA
Tax ID No.: 3,923,309 -6
Accountant-Auditor, Universidad de Chile

PATRICIO ROJAS RAMOS
Tax ID No.: 7,242,296 -1
Economist, Universidad Católica de Chile
Ph.D. in Economics, Massachusetts Institute of Technology, USA

HERNÁN CHEYRE VALENZUELA
Tax ID No.: 6,375,408 -0
Commercial Engineer, Universidad Católica de Chile
Master’s Degree in Economics, University of Chicago, USA

Series B Director

MARCO COLODRO HADJES
Tax ID No.: 4,171,576 -6
Economist, Universidad Católica de Chile
Ph.D. in Economics, Université de Paris, France

02.2	Company Profile | Management Organization and Human Resources

Series A Alternate Directors

JOSÉ MARÍA ÁLVAREZ-PALLETE LÓPEZ
Tax ID No.: 48,088,631 -3
Bachelor’s Degree in Economics, Universidad Complutense de Madrid, Spain

MANUEL ÁLVAREZ TRONGE ZINDER
Tax ID No.: 48,103,713 -1
Attorney-at-law, Universidad de Buenos Aires, Argentina

MARIO VÁSQUEZ MARI
Tax I.D. No.: 48,110,598 -6
Public Accountant, Universidad de Buenos Aires, Argentina

BENJAMÍN HOLMES BIERWIRTH
Tax I.D. No: 4,773,751 -6
Commercial Engineer, Universidad de Chile

CARLOS DÍAZ VERGARA
Tax I.D. No.: 7,033,701 -0
Commercial Engineer, Universidad Católica de Chile
Master’s Degree in Economy, University of California (UCLA), USA

Series B Alternate Director

ALFONSO FERRARI HERRERO
Tax I.D. No.:48,078,156 -2
Industrial Engineer, Universidad Politécnica de Madrid, Spain
MBA, Harvard University, USA

Secretary of the Board of Directors

CRISTIÁN ANINAT SALAS
Tax ID No.: 6,284,875 -8
Attorney-at-law, Universidad Católica de Chile

(As of 31 December 2007, there is one vacant Alternate Director position due to the resignation of Mr. Luis Cid Alonso at the November 2007 Board meeting)

Compensation of Directors of Telefónica Chile and Subsidiaries

Each Telefónica Chile director and alternate director receives monthly compensation (fees) equal to 120 UTM (Chilean inflation-adjusted monetary unit, equivalent to Ch$ 34.222 at December 31, 2007) for attending Board meetings, being required to attend at least one meeting per month. The Chairman of the Board of Directors receives twice the compensation paid to each director, while the Vice Chairman receives 1.5 times the compensation of each director. Directors’ compensation is approved annually at the General Shareholders’ Meeting, and represents the sole compensation paid to the Directors.

Subsidiaries pay no compensation to their directors.

2007 Board of Directors’Expenses

From January 1 to December 31, 2007, the Board of Directors received the following total gross compensation:

46          Telefónica Chile S.A. | Annual Report 2007

Board of Directors Compensation
Compañía de Telecomunicaciones de Chile S.A.

		Compensation	Compensation
		Total 2007	Total 2006
	Title	(in Ch$ at 12.31.07)	(in Ch$ at 12.31.06)

Emilio Gilolmo López (1)	Chairman	98,712,838	61,624,647
Narcís Serra Serra	Vice Chairman	74,121,495	69,332,930
Andrés Concha Rodríguez	Series A Director	49,405,357	34,697,614
Fernando Bustamante Huerta	Series A Director	49,405,357	46,230,196
Patricio Rojas Ramos	Series A Director	49,405,357	46,253,220
Hernán Cheyre Valenzuela	Series A Director	49,405,357	46,253,220
Marco Colodro Hadjes	Series B Director	49,405,357	46,253,220

José María Alvarez-Pallete López	Series A Alternate	49,445,444	38,578,330
Manuel Alvarez Tronge (1)	Series A Alternate	32,986,058	23,119,338
Luis Cid Alonso	Series A Alternate	45,298,717	46,253,220
Benjamín Holmes Bierwirth	Series A Alternate	49,405,357	46,253,220
Carlos Díaz Vergara	Series A Alternate	49,405,357	46,253,220
Mario Vázquez Mari	Series A Alternate	36,901,969	0
Alonso Ferrari Herrero	Series B Alternate	41,156,732	46,221,958

Bruno Philippi Irarrázabal (1)			30,881,790
Juan Ros Brugueras (1)			15,371,307
Guillermo Ansaldo (1)			17,218,528
Manoel Luiz Ferrao de Amorín (1) (2)			11,511,435
Total		724,460,752	672,307,393

(1) On April 27, 2006 the Board of Directors of Telefónica Chile approved various changes in its makeup. It accepted the resignations tendered by Series A Director and Chairman of the Board Mr. Bruno Philippi. Mr. Emilio Gilolmo López was appointed Series A director and Chairman of the Board. At the same meeting, Series A Alternate Directors Messrs. Juan Carlos Ros a Guillermo Ansaldo resigned and were replaced, respectively, by Messrs. Manuel Alvarez Trongé and Manoel Amorín.
(2) Resigned as Series A alternate director on November 22, 2006.

No additional expenses, such as expenses for representation, travel and meals, royalties and/or any other stipend, were incurred in 2007, with the exception of the cost of the cellular equipment assigned to each Board member.

Corporate Governance

Directors’ Committee

Pursuant to Article 50 bis of Law 18,046, all publicly held companies having market capitalization greater than or equal to UF 1,500,000 must appoint a “Directors’ Committee,” comprised of three directors, the majority of whom must be independent of the controlling shareholder.

The members of the Directors’Committee were elected by the Board of Directors at a meeting held on April 23, 2007 and are as follows:

Director	Alternate
Emilio Gilolmo López	José María Álvarez-Pallete López
Patricio Rojas Ramos*	Benjamín Holmes Bierwirth*
Hernán Cheyre Valenzuela*	Carlos Díaz Vergara *

*Director independent of controlling shareholder.

Directors’ Committee Budget and Compensation

The 2007 Directors’Committee budget and monthly compensation were approved at the General Shareholders´ Meeting held on April 13, 2007. Each director and alternate receives monthly compensation of UF 30, provided he/she has attended at least one meeting during the month. It was also agreed to maintain the operating budget of the Directors’ Committee at Ch$75,000,000. The Committee made use of approximately Ch$ 57 million of said budget related to consulting fees.

	Title	Compensation	Compensation
		Total 2007	Total 2006
		(in Ch$ at 12.31.07)	(in Ch$ at 12.31.06)

Emilio Gilolmo López(1)	Series A Director	7,054,482	3,847,847
Patricio Rojas Ramos	Series A Director	7,061,471	6,598,451
Hernán Cheyre Valenzuela	Series A Director	7,061,471	6,598,451
José María Alvarez-Pallete López	Series A Alternate	0	0
Benjamín Holmes Bierwirth	Series A Alternate	7,061,471	6,598,451
Carlos Díaz Vergara	Series A Alternate	7,061,471	6,598,451
Bruno Philippi Irarrázabal (1)		0	2,201,938
Total		35,300,366	32,443,589

(1) Mr. Brunno Philippi resigned effective April 27, 2006.The Board of Directors named Mr. Emilio Gilolmo as his replacement

48          Telefónica Chile S.A. | Annual Report 2007

Directors’ Committee Duties and Activities

As provided by law, the duties of the Directors’ Committee are: to review the internal and independent auditors’ reports, balance sheet and other financial statements as presented by management and to issue an opinion prior to their presentation to the shareholders; to suggest independent auditors and risk rating agencies to the Board of Directors for subsequent submittal at Shareholders’ Meetings; to examine, and report on, the background of any transactions relating to Articles 44 and 89 of the Corporations Act; to review the compensation and bonuses received by the chief executive officer and senior executives; and any other duty entrusted to such Committee under the Bylaws, pursuant to a Shareholders’ Meeting or by the Board of Directors.

In 2007, the Directors’ Committee held monthly meetings, reviewing matters within its jurisdiction, including the following transactions, which were subsequently approved by the Board of Directors at the Committee’s recommendation:

JANUARY:
a) Extension of agreement with Atento Chile(1)(3) for the corporate segment: Approval was granted to extend an agreement in effect with Atento Chile. Under this arrangement, earlier approved by the Board of Directors, the provider’s productivity, quality and capacity levels remain in place while prices have been successfully renegotiated downward by 19%. b) Media leasing agreement with Movistar (1): was granted aimed at replacing the outside wiring up to the user’s home in certain areas, primarily those affected by wire theft, with a Movistar GSM Last Mile mobile wireless network solution. The Movistar option was selected at a fixed monthly leasing fee of Ch$ 5,000 per active user for 22.3 mErl (220 traffic minutes) mobile network capacity, subject to restrictions as to number of customers and geographical areas.

FEBRUARY:
a) Extension of inbound telesales agreement with Atento Chile(1)(3): Approval was granted to extend the inbound telesales agreement for the residential segment to April 2007, which marks the end of the bidding period for the model of a channel shared with other call centers, in order to avoid jeopardizing current subscriptions or the experience and resources of Atento Chile. b) Agreement with Movistar(1) to provide N-Pack: was granted, which consists of a joint offer by Telefónica Chile S.A. and Movistar adding mobile plans to current Telefónica Chile S.A. offers. Under current rules, this offer must be made available to all mobile telephony companies. c) Agreement with Movistar(1) for Fixed-Mobile Virtual Private Network (VPN): was granted. Under the agreement, fixed and mobile services associated with a company are bundled through a fixed-mobile virtual private data network at a flat rate based on the quantity of equipment required by the customer. As in the case of the preceding product, this offer must be made available to all other mobile companies. d) Internet access agreement with Terra Chile(1): was granted to convert the existing business model into an outsourcing model. The agreement is for a three-year period commencing on January 01, 2007, and provides for volume-based prices ranging from Ch$ 2,000 to Ch$ 950 per customer, depending on the monthly aggregate.

MARCH:
a) Renewal of Casiopea Re(1) asset insurance: was granted to renew the Company’s asset insurance for the March 31, ’07 – March 31, ’08 period with Casiopea Re, the reinsurance company of Grupo Telefónica, under a policy issued by Mapfre Seguros Generales. This insurance coverage includes, but is not limited to, the risk of fire, natural disasters, theft and assault, securities remittance and employee disloyalty. The insured amount totals US$ 2.6 billion, including buildings, internal equipment, external facilities (excluding aerial cable), inventory, office furniture and equipment, computer equipment, radio and transmission equipment, and operating revenues. The premium amount is US$ 873,986, substantially lower than the average market rate, with a claim limit of US$ 400 million. b) Award of Telemergencia Post-Sales and Monitoring Platform Agreement to Atento Chile(1)(3): was granted providing for post-sales and monitoring platforms capable of dealing with more than 32,000 monthly calls and using close to 140 positions, at an annual price of Ch$ 780 million.

MAY:
a) Outbound telesales agreement with Atento Chile (1) (3) for the SME segment: was granted for a one-year outbound telesales agreement with Atento Chile for the SME segment at the same price as the prior year’s agreement. b)Inbound telesales agreement with Atento Chile for the residential segment: In order to maintain operating efficiencies, approval was granted to extend the inbound telesales platform agreement with Atento Chile for the residential segment, maintaining the prices in effect under the current agreement.

JUNE:
Renewal of International Services Agreement with Telefónica International Wholesale Services(1): Approval was granted to renew the current corporate international services agreement between Telefónica Empresas Chile and Telefónica International Wholesale Services Chile (TIWS Chile). Originally entered into in December 2002 for a 24-month period, it has been renewed on two occasions. The agreement addresses the international portions required to provide final international services of the IP/MPLS, Frame Relay, Clear Channel and ATM type, making it possible to provide large local customers the full range of international end-to-end links.

AUGUST:
a) Extension of inbound telemarketing and sales agreement with Atento Chile(1) (3) for the residential segment: Approval was granted for extending until November 30, 2007 the current inbound telemarketing and sales agreement with Atento Chile, while maintaining the prices in effect under the current agreement. b) Report on related-party transactions at June 30, 2007: A report was submitted listing the status of existing business relationships among Grupo Telefónica and Telefónica Chile companies and subsidiaries as of June 30 and involving amounts of less than US$ 250,000. The aggregate amount in question is Ch$ 19.7 billion, of which Ch$ 9.1 billion are accounted for by transactions among Grupo Telefónica Chile companies, while Ch$ 10.6 billion involve a potential conflict of interest with the controlling shareholder. c) Grupo Telefónica(1) Synergy and Efficiency Projects: Corporate Collaboration Agreement and Regional Network Operation Center project for the Business Segment: Grupo Telefónica synergies include the Regional Network Operation Center (RNOC) project. Approval was granted for a business segment project aimed at enhancing business efficiency and maximizing segment revenues. This will make it possible to develop action in areas such as business offers, customer intelligence and competition, and customer care channels. Approval was also granted for a Framework Agreement for Corporate Collaboration among Grupo Telefónica companies in Peru, Brazil, Colombia and Chile, thus creating a synergy activity incubator that cuts across all segments. The two projects involve an aggregate annual cost of 670,000 euros.

SEPTEMBER:
a) Framework Agreement with Telefonica Ingeniería y Seguridad (TIS)(1): Approval was granted for a Framework Agreement with Telefónica Ingeniería y Seguridad for electronic security systems maintenance and installation. Prices are at market levels. b) Merger through absorption of the subsidiary Telefónica Internet Empresas (TIE)(3): In view of the new business model with Terra Chile, approval was given for the dissolution of TIE, which was the Internet access service provider, through the book-value acquisition of 100% of its capital stock by Telefónica Chile.

50          Telefónica Chile S.A. | Annual Report 2007

OCTOBER:
a) Telefónica Multimedia Chile(3) Agreement with Telefónica Servicios de Música- TSM(1): was granted for Telefónica Servicios de Música to provide 20 thematic audio channels at a fee of US$ 0.18 per subscriber including investment in equipment, thus ensuring flexibility in channel programming and themes. b) Payment of sales commissions to Terra Chile(1): was granted for a payment of Ch$ 199 million to Terra Chile in broadband sales commissions for 2006. c) Telefónica I+D(1) was awarded new contracts in connection with expansion of Sigres Project: in connection with the growth of the Sigres Project (management platform for new Telefónica Chile services), authorized at previous Board meetings. The contracts, aimed at expanding the platform to accommodate overall growth and the addition of new networks and systems, represent a cost of US$ 4.2 million for the 2007-2009 period. Telefónica I+D acts as the integrator of the project’s various business modules, with significant competitive advantages over the other provider. d) International Internet Access Agreements with Telefónica International Wholesale(1): Effective January 1, 2007, approval was granted for the following agreements between the subsidiary Telefónica Larga Distancia and Telefónica International Wholesale Services: (i) For international Internet access, allowing interconnection to the company’s US backbone by means of a submarine fiber-optic cable system between Valparaiso and Miami, at a price of US$ 7.5 million for 2007 and anywhere from US$ 15.6 million to US$ 21.2 million for 2008, depending on actual usage, these prices being substantially lower than those available from other companies; and (ii) for maintenance, supervision, replacement part management and repair services on Telefónica Larga Distancia’s purchased capacity, at an annual price of US$800,000 for 2007 and US$720,000 for 2008.

NOVEMBER:
Award of platforms to Atento Chile(1): for the following customer care platforms for one- and two-year periods: (i) Publiguías directory assistance (platform level 103), (ii) commercial, residential and business customer care (platform levels 105-107); (iii) technical support (platform level 104); (iv) residential and business loyalty development; and (v) business segment inbound telesales, at prices based on volume and traffic flows.

DECEMBER:
a) Award of platforms to Atento Chile(1): for the following platforms for one- and two-year periods: (i) containment and renegotiation; (ii) residential sales confirmation; (iii) business segment sales confirmation; (iv) back office; and (v) web center, with prices based on volume and traffic flows. b) Voice business management agreement with Telefónica International Wholesale Services(1): was granted for an international voice agreement between the subsidiary Telefónica Larga Distancia S.A. and Telefónica International Wholesale Services, providing for incoming international traffic termination, outgoing international traffic distribution, and international traffic transit and resale, on the following terms: a fixed annual price ranging from Ch$400 million to Ch$450 million, including the cost of compensation and transferred goods and services, and a variable annual price of Ch$25 million to Ch$80 million, depending on the margin generated by the incoming international traffic business.

(1) Related to Controlling Shareholder
(2) Related to a Director
(3) Subsidiary and/or related company

Compliance with the Sarbanes-Oxley Act

The Sarbanes-Oxley Act, enacted in July 2002, contains various requirements aimed at protecting shareholders through mechanisms designed to prevent financial fraud and ensure the accuracy, completeness, reliability, intelligibility, and timeliness of information presented to the markets.

Starting in 2006, the Company requires the opinion of its independent auditors on internal control over financial reporting as part of form 20-F filed with the Securities and Exchange Commission (SEC). An Internal Control Assessment was done by the Internal Audit Office. The purpose of this endeavor is to lay a foundation for the opinions required under both the corporate internal regulations and the SEC (Securities and Exchange Commission) and PCAOB (Public Company Accounting Oversight Board) standards. The 20-F 2006 form did not include any observation in the independent auditors’ opinion on internal control over financial reporting.

The Company has implemented various measures designed to meet the Act’s requirements:

Audit Committee:

On July 21, 2005, an Audit Committee was created with three independent members, pursuant to the requirements of the Sarbanes- Oxley Act. Its primary duties relate to independent audits, disclosure of financial statements, and internal audits. At the Board of Directors’ Meeting held on April 23, 2007, Andrés Concha Rodríguez was appointed as Committee Chairman and Alfonso Ferrari Herrero and Hernán Cheyre Valenzuela were appointed as Committee Members. Mr. Cheyre Valenzuela was also designated as financial expert.

Audit Committee budget and compensation:

Compensation for committee members and the committee’s budget for 2007 were approved at the General Shareholders’ Meeting held on April 13, 2007. Each member receives compensation equal to 15 UF per meeting, with a maximum limit of six meetings per year. In addition, the committee’s operating budget was approved in the amount of Ch$37,000,000. In 2007, the Committee did not make use of this budget.

Directors	Compensation	Compensation
	Total 2007	Total 2006
	(in Ch$ at 12.31.07)	(in Ch$ at 12.31.06)

Andrés Concha R.	1,470,530	1,650,146
Hernán Cheyre V.	1,470,530	1,650,146
Alfonso Ferrari H.	588,042	551,354
Total	3,529,202	3,851,646

Complaint Desk:

he Complaint Desk, created specifically to address matters related to accounting, internal control, and financial reporting, commenced operations in July 2005. An electronic service was set up for this purpose pursuant to the requirements of the Sarbanes-Oxley Act. The Audit Committee receives and is responsible for channeling any complaints submitted.

Policy on Independent Auditor Services:

Telefónica Chile maintains a control policy on “Prior approval of services to be rendered by the Independent Auditor.”This policy provides criteria for the Company and its subsidiaries when engaging an Independent Auditor to render services other than auditing services, thus ensuring that an Independent Auditor is only engaged for cases that are duly warranted. This policy distinguishes between audit services, non-audit services, and prohibited services.

Assessment of Internal Control over Financial Reporting:

In 2006, form 20-F for the first time included the independent auditors’ opinion on internal control over financial reporting, in compliance with international guidelines (Rule SOX, section 404), and there were no remarks on areas needing improvement. Since 2004, the Company has used an Internal Control Assessment Model for financial reporting that was created in coordination with Grupo Telefónica pursuant to current legislation. This model is consistent with internal policies regarding market communications and reporting, and is in compliance with internal policies on record-keeping, communication and oversight of financial and accounting information, among other policies. As in 2006, this model was applied in 2007.

52          Telefónica Chile S.A. | Annual Report 2007

Code of Ethics and Code of Conduct:

Published in September 2003, the Code of Ethics of Telefónica Chile summarizes and formalizes the principles and values upheld by the Company in its dealings with customers, suppliers, employees, shareholders, and society at large. The full document is available at www.telefonicachile.cl, in the Investor Relations /Corporate Governance section.

In May 2007, to supplement the existing Code of Ethics,Telefónica Chile’s Board of Directors approved a Code of Conduct. This is a series of general standards associated with honesty and trust, respect for the law, integrity, human rights and specific principles aimed at ensuring the confidence of customers, professionals, shareholders, suppliers and society in general. Implementation of the code in the rest of Telefónica’s group of companies began in the second half of 2007. All workers must be familiar with these principles.

The Ethics Committee assumes the duties, authority and administration of the Code of Conduct Office, which issues ethics directives, conducts process reviews, examines questions, complaints or allegations filed by employees, suppliers or shareholders, and promotes the policies needed for proper observance of the relevant principles.

Loan Policy

Loans to executives are prohibited as of July 2002.

Market Reporting Policy

Effective as of 2005, this policy is designed to determine the actions and controls to be considered when reporting information to the markets, whether such reporting is done pursuant to legal provisions or at the Company’s initiative.

Other measures:

Certification of Annual Financial Statements: The Financial Statements contained in the annual report, form 20-F, filed with the Securities and Exchange Commission (SEC) for 2003, 2004, 2005 and 2006 have been certified by the Company’s Chief Executive Officer, Chief Financial Officer and Chief Accounting Officer pursuant to the requirements of the Sarbanes-Oxley Act. Moreover, the 20-F 2006 form includes the opinion of the independent auditors (Ernst & Young) on internal control over financial reporting.

54          Telefónica Chile S.A. | Annual Report 2007

Senior Executives

José Molés Valenzuela
Chief Executive Officer
Tax I.D. No.: 14,716,213 -8
Electronics and Automation Engineer, UNED, Spain
MBA, Universidad de Deusto, Spain

Management

Diego Martínez-Caro de la Concha-Castañeda
Director of Management and Resource Control
Tax I.D. No.: 21,647,199 -7
B.A. in Economic Sciences, Universidad Complutense de Madrid, Spain
MBA, Centro de Estudios IESE, Spain

Cristián Aninat Salas
General Counsel
Tax I.D.: 6,284,875 -8
Attorney-at-Law, Universidad Católica de Chile

Isabel Margarita Bravo Collao
Finance Manager
Tax I.D. No.: 7,011,482 -8
Commercial Engineer, Universidad de Santiago de Chile
Master’s Degree in Finance, Universidad Adolfo Ibáñez, Chile

Francisco Javier de Miguel del Val
Director of Internal Auditing
Tax I.D. No.: 22,381,649 -5
Attorney-at-Law, Universidad Autónoma de Madrid, Spain

Rubén Sepúlveda Miranda
Director of Human Resources
Tax I.D. No.: 9,673,127 -2
Commercial Engineer, Universidad de Santiago de Chile
Diploma, Strategic HR Management, Universidad Adolfo Ibáñez, Chile
Master’s Degree in HR Administration and Management, Universidad de Santiago de Chile

Roberto Muñoz Laporte
Director of Strategic Planning and Corporate Development
Tax I.D. No.: 9,459,242 -9
Industrial Civil Engineer, Universidad de Chile

Francisco Ceresuela Muñoz
Institutional Affairs Manager
Tax I.D. No.: 6,625,135 -7
Attorney-at-Law, Universidad de Chile
Master in Corporate Legal Consulting, Instituto de Empresa, Spain

Business Areas

Rafael Zamora Sanhueza
Director of Corporate Communications
Tax I.D. No.: 9,672,415 -2
Industrial Civil Engineer, Universidad de Chile
Master’s Degree in Industrial Engineering, Universidad de Chile

Juan Antonio Etcheverry Duhalde
Director of Residential Services
Tax I.D. No.: 10,065,378.8
Industrial Civil Engineer, Universidad de Chile

Mauricio Monteiro de Azevedo
Director of Small and Medium Enterprises
Tax I.D. No.: 48,113,525 -7
Production Engineer, Universidad Federal de Río de Janeiro, Brazil
MBA University of Michigan, USA

Humberto Soto Velasco
Director of Regulation and Wholesalers
Tax I.D. No.: 7,368,613 -K
Electrical Civil Engineer, Universidad de Chile

Cesar Valdés Morales
Director of Commercial and Administrative Services
Tax I.D. No.: 9,473,722 -2
Industrial Civil Engineer, Universidad Católica de Chile

Manuel Plaza Martín
Director of Network Services
Tax I.D. No.: 22,150,992 -7
Industrial Technical Engineer, Escuela Universitaria de Valladolid, Spain

Executive Compensation and Incentive Plans

Executive Compensation

Gross compensations and bonuses paid in 2007 to executives of the Company and its subsidiaries, including the Chief Executive Officer and senior management, totaled Ch$6.9 billion (salary plus bonuses). In addition, overall benefits paid to these Company and Subsidiary executives in fiscal-year 2007 totaled Ch$2.7 billion.

Incentive Plan

Telefónica Chile and its subsidiaries have an annual incentive plan for their executives based on the achievement of goals, individual performance, and contribution to Company results.

Human Resources

As of December 31, 2007, Telefónica Chile’s personnel included 3,619 permanent employees at the parent company and 672 at subsidiaries, for a consolidated total Company staff of 4,291, broken down as follows:

Staff increased by 17% (from 3,660 to 4,291) in 2007 compared to the previous year, mainly due to enforcement of the direct labor hiring policy resulting from the enactment of the new outsourced Labor Law.

Labor Relations

Collective negotiations with the Telecommunication Workers’ Union (OITT), involving a total of 309 workers, took place in 2007 and resulted in the definitive inclusion of variable compensation directly linked to business goals.

Intense work was also done throughout the year on labor agendas with each of the unions, covering a significant number of subjects – some of them still not included in the collective labor agreements – in an effort to handle existing concerns and anticipate potential topics for discussion.

	Parent		Total	Total	07/06
	Company	Subsidiaries	2007	2006	Change

Management and highly specialized staff	152	42	194	241	-20%
Direct supervisors and specialized staff	335	73	408	483	-16%
Professionals	1,494	375	1,869	1,436	30%
Technicians and operators	1,638	182	1,820	1,500	21%
Total	3,619	672	4,291	3,660	17%

56          Telefónica Chile S.A. | Annual Report 2007

Development and Training

In 2007, as part of the Company’s strategic plan (“Plan AHORA”), initiatives were undertaken in two areas to promote leadership in our organization:

1.- Programs designed to develop skills in professionals in charge of staff:

  The “Lead Me”Workshop, intended to make the organization’s leaders conscious of the importance of their role and aware of available management tools. An action plan was also prepared to enhance their skills and support their day-to-day work. The workshop was attended by 465 leaders from all over Chile.

  The “Supervision Practices Development” Program, intended to provide tools to enable department managers and supervisors to focus on achieving the Company’s strategy. The program is based on people management models designed to improve performance and develop teamwork. It was designed and is being implemented in conjunction with the Pontificia Universidad Católica de Chile. Currently, 125 department managers and supervisors are participating.

2.-“People management” tools that strengthen and promote the role of supervisor as the individual responsible for managing his/her team and for the results of their efforts in line with the Company’s strategy, using a people management model known as “Personal Development Cycle.” The model combines performance management, jurisdictional management and goal management systems.

In addition, training was given throughout 2007 to enhance the technical requirements for the various positions.

Climate and Culture

Activities aimed at promoting worker participation, integration and motivation in the workplace and in society continued in 2007. Thus, Telefónica Chile workers volunteered in community activities, such as building homes for disadvantaged families under the “A Roof For Chile”program, social initiatives such as “Christmas with Meaning,” or sponsorship of social institutions, among others. Recreational, sports and cultural events were also held throughout the country.

In the workplace, an organizational climate management model was implemented in 2007 that seeks to systematically improve employee satisfaction and collective results, while striving to promote the development of lateral action aimed at improving the workers’quality of life. This model includes, for example, providing preventive health exams and improving the workplace, as well as celebrating days of special significance.

In the“Great Place to Work 2007”survey,Telefónica Chile earned a 72% satisfaction rate, up eight percentage points compared to the prior year and rising to the 66 position in the ranking in comparison with 123 in 2006.

Telefónica Chile
in 2007

02.3

Additional Information

(*) Telefónica Chile holds 28.84% of Atento Chile S.A. through the additional equity interest of 1.4% from its subsidiaries Telefonica Larga Distancia and Telefónica Empresas.

Information on Subsidiaries and Affiliates

General Information

Agreements and Contracts: As of December 31, 2007, there are no agreements or contracts with subsidiaries or affiliates that materially affect the operations or financial results of the parent company.

Business Relations with Subsidiaries:The business relationships of the Company’s subsidiaries and affiliates, with the exception of t-gestiona, are essentially with third parties other than Telefónica Chile or its subsidiaries and affiliates.

Subsidiaries:

Telefónica Larga Distancia S.A.

Publicly traded corporation, registered with and regulated by the Superintendencia de Valores y Seguros (Chilean Securities and Exchange Commission)

Corporate Purpose:
Setting up, installing, managing, marketing, and developing telecommunications facilities, equipment, systems, and terminals for the provision and operation of telecommunications services. The Company will preferentially focus on meeting the telecommunications needs of financial and social centers of development, rural and remote townships and, in general, all the telecommunications needs of the community. The Company may also provide management and/or management consulting services on telecommunications, information, and communications networks, systems and services, and, in general, fulfill any other purpose that its license allows. The Company may also be a member of organizations, institutions, associations, and study groups of an academic, professional or corporate nature as well as any type of entity directly or indirectly related to the Company’s activities. The Company may carry out the activities that comprise its corporate purpose either domestically, at the local or nationwide level, or abroad, whether directly or indirectly and on its own behalf or for third parties, through a minority or majority interest in third parties, regardless whether such corporations or other legal entities have an identical or similar purpose or otherwise.

Board of Directors:
Chairman:	Emilio Gilolmo López (1)
Vice Chairman:	José Molés Valenzuela (3)
Directors:	Juan Antonio Etcheverry Duhalde (4)
Humberto Soto Velasco (4)
Diego Martínez-Caro de la Concha Castañeda (4)
Manuel Plaza Martín (4)
Cristián Aninat Salas (4) (5)
Chief Executive Officer:	José González Castillo

Subscribed and paid-in capital:	ch$ 45,712,424,445
Equity interest of Telefónica Chile (direct and indirect):	99.87%
Investment as a proportion of parent company assets:	10.35%

(1) Chairman of the Board of Directors of Telefónica Chile
(2) Director of Telefónica Chile
(3) Chief Executive Officer of Telefónica Chile
(4) Executive of Telefónica Chile
(5) Secretary of the Board of Directors of Telefónica Chile
(6) Executive of the Telefónica Group

02.3	Company Profile | Additional Information

Telefónica Empresas Chile S.A.
(Telefónica Empresas)

Corporate Purpose:
Providing, operating, and commercializing, on its own behalf or for third parties, all manner of telecommunications, information technology, and business process services; establishing and operating telecommunications networks with its own or third-party funds, as well as providing and operating present and future communications and information technology services; the design, installation, preservation, interconnection, management, maintenance, administration, importation, exportation, and leasing, as well as any other activity related to any telecommunications network and information technology; the development, integration, and marketing of equipment and systems to provide telecommunications and information technology services; the sale, promotion, distribution, coordination and management of projects, installation, consulting and marketing services as well as any other service directly or indirectly related to the aforementioned activities; the operation, either by itself or with third parties, of any other business related to telecommunications, telematics, information technologies, television, electronic data interchange and other services related to the transmission of electronic messages, development of content services, outsourcing projects, equipment and systems for the operation of services providing access or connectivity to local, domestic, or international networks through the Internet or other future technologies; training on any aforementioned subject; and the sale of stocks, commercial paper, and securities in general.

Board of Directors:
Chairman:	Emilio Gilolmo López (1)
Vice Chairman:	José Molés Valenzuela (3)
Directors:	Juan Antonio Etcheverry Duhalde (4)
Cristián Aninat Salas (4) (5)
Diego Martínez-Caro de la Concha Castañeda (4)
Chief Executive Officer:	Rafael Zamora Sanhueza (4)

Subscribed and paid-in capital:	Ch$ 54,700,030,253
Equity interest of Telefónica Chile (direct and indirect):	99.99%
Investment as a proportion of parent company assets:	4.66%

Telefónica Gestión de Servicios Compartidos Chile S.A.
(t-gestiona)

Corporate Purpose:
Providing management, administration, and advisory services in connection with billing, accounting, tax matters, liquid assets, finance, human resources, real estate management, security, logistics, distribution, passenger and cargo transportation, parcel post, technology, information systems and, in general, any other consulting or advisory service related to the above. The corporate purpose also includes preparing and developing courses, workshops, seminars and/or events related to training in general on any subject, including private security training.

Board of Directors:
Chairman:	José Molés Valenzuela (4)
Directors:	Cristián Aninat Salas (4) (5)
Rubén Sepúlveda Miranda (4)
Diego Martínez-Caro de la Concha Castañeda (4)
Manuel Plaza Martín (4)
Chief Executive Officer: César Ismael Valdés Morales (4)

Subscribed and paid-in capital:	Ch$ 1,231,950,323
Equity interest of Telefónica Chile (direct and indirect):	99.99%
Investment as a proportion of parent company assets:	0.10%

60          Telefónica Chile S.A. | Annual Report 2007

Fundación Telefónica Chile

Corporate Purpose:
Contributing to improving the living conditions of the most disadvantaged sectors of society, such as children, the elderly, and the disabled, through the study and development of social and health- related applications of telecommunications; encouraging education and equal opportunity through the application of new information technologies to the learning process; contributing to programs exclusively devoted to information on learning processes; supporting development programs aimed at the most disadvantaged socio- economic groups and organized by prestigious nonprofit institutions well known in the communities where such programs are carried out; and contributing to, conducting, and promoting research, development and the dissemination of information on science, technology, culture, and the arts.

Board of Directors:
Chairman:	Emilio Gilolmo López (1)
Directors:	José Molés Valenzuela (3)
Arturo Fontaine T.
David Gallagher P.
Alberto Etchegaray A.
Javier Nadal (6)
Francisco Serrano (6)
María Antonia Juste (6)
Oliver Flögel (6)
María Fernández de Córdoba (6)
Jorge Martina Aste (6)
Executive Director:	Francisco Aylwin Oyarzún

Subscribed and paid-in capital:	Ch$ 471,521,702
Equity interest of Telefónica Chile (direct and indirect):	50.00%
Investment as a proportion of parent company assets:	-

Telefónica Multimedia Chile S.A.

Corporate Purpose:
Developing, installing, maintaining, marketing, operating, and exploiting, directly or indirectly, cable, satellite, broadband television services, or television services using any physical or technical media, including basic, special or paid individual or multi-channel services, video on demand, and interactive or multimedia television services; providing or marketing, on its own behalf or for third parties, all services related to marketing, advertising, promotion, dissemination, and commercial publicity, in all its forms, in particular, in televised, radio, internet or print media; developing, marketing and distributing programming and magazines; developing and marketing all types of content; operating in the publishing, graphic arts, and print industry, with the ability to publish, produce, design, print and/or market books, brochures, magazines, newspapers, and any other type of publication, on its own behalf or for third parties; designing, managing, training, and consulting on computer technology, multimedia, networks, information systems, content structuring for the development of innovative capacities and competencies in organizations and for individuals and performing all activities and/or services directly or indirectly necessary for fulfillment of the aforementioned purpose.

Board of Directors:
Chairman:	José Molés Valenzuela (3)
Directors:	Manuel Plaza Martín (4)
Juan Antonio Etcheverry Duhalde (4)
Humberto Soto Velasco (4)
Cristián Aninat Salas (4) (5)
Chief Executive Officer:	Pedro Assael Montaldo (4)

Subscribed and paid-in capital:	Ch$ 21,755,330,754
Equity interest of Telefónica Chile (direct and indirect):	99.99%
Investment as a proportion of parent company assets:	0.91%

Telefónica Asistencia y Seguridad S.A.
(Telemergencia)

Public company, registered with and regulated by the Superintendencia de Valores y Seguros (Chilean Securities and Exchange Commission)

Corporate Purpose:
Marketing and installing alarm equipment and stations in homes and businesses, providing alarm monitoring service through fixed and wireless communications networks, providing home and business surveillance services by means of mobile response units, and marketing and providing any service related to meeting the needs of homes and businesses, including activities as a provider of private security services.

Board of Directors:

Chairman:	José Molés Valenzuela (3)
Directors:	Cristián Aninat Salas (4) (5)
Juan Antonio Etcheverry Duhalde (4)
Diego Martínez-Caro de la Concha Castañeda (4)
Manuel Plaza Martín (4)

Chief Executive Officer: Daniel Dominguez (4)

Subscribed and paid-in capital:	ch$ 11,727,314,571
Equity interest of Telefónica Chile (direct and indirect):	99.99%
Investment as a proportion of parent company assets:	0.38%

Instituto Telefónica Chile S.A.
(Instituto Telefónica)

Corporate Purpose:
The company’s sole purpose shall be to provide training under the terms set forth in Law 19,518, including training in private security matters.

Board of Directors:

Chairman:	José Molés Valenzuela. (3)
Directors:	Diego Martínez-Caro de la Concha Castañeda (4)
Juan Antonio Etcheverry Duhalde (4)
Manuel Plaza Martín. (4)
Cristián Aninat Salas (4) (5),

Chief Executive Officer: Rubén Sepúlveda Miranda (4)

Subscribed and paid-in capital:	Ch$ 537,703,439
Equity interest of Telefónica Chile (direct and indirect):	99.99%
Investment as a proportion of parent company assets:	-

62          Telefónica Chile S.A. | Annual Report 2007

Affiliates:

Atento Chile S.A. (Atento)

Corporate Purpose:

Providing all manner of telemarketing services, including telephone sales, customer service lines, telephone collections and other marketing services, in particular, those provided in call centers or on assisted telephone technology platforms, whether for its own or for third party customers, through service agents or any other present or future technical means, whether proprietary or third-party; establishing, managing and operating customer service centers, whether for its own or for third party customers, through multi-channel platforms; providing management, consulting, and advisory services to customers in connection with all processes related to the management of call centers or customer contact centers; managing, creating, administrating, upgrading, developing, analyzing and segmenting its own or third party databases; and generally taking any action necessary or convenient for achieving its corporate purpose.

Board of Directors:
Chairman:	Pedro Villar Iroumé (6)
Directors:	Ainhoa Santamaría B. (6)
Emilio Gilolmo López (1)
Oliver Flögel (6)
María Fernández de Córdoba M. (6)
Chief Executive Officer:	María Fernández de Córdoba M. (6)

Subscribed and paid-in capital:	Ch$ 14,047,161,783
Equity interest of Telefónica Chile (direct and indirect):	28.84%
Investment as a proportion of parent company assets:	0.25%

Investment in Other Companies:

TBS Celular Participaçoes S.A.
(Brazil)

Primary Activity:

The Company’s primary purpose and activity is to hold the shares of Compañía Riograndense de Telecomunicaciones (CRT) acquired through an international bidding process conducted pursuant to Edital (Bidding Terms) COD 04/96, or any other shares that may be offered in the future, and to perform any and all activities related to the management of CRT, as well as to acquire ownership or shareholder interests in other companies in connection with its primary activities.

Subscribed and paid-in capital:	Ch$ 133,559,090,135
Equity interest of Telefónica Chile (direct and indirect):	2.61%
Investment as a proportion of parent company assets:	0.21%

Material Events

Reporting Requirements

In accordance with the provisions of Article 9 and Article 10, subparagraph two, of Law 18,045, the Securities Exchange Act, and of Section II, item B, of General Regulation No. 30 and Circulars Nos. 660, 687 and 1,737 issued by the Chilean Securities and Exchange Commission (SVS), the following are the Material Events reported to the SVS in 2007.

Material Events of Compañía de Telecomunicaciones de Chile S.A.

Notice of General Shareholders’Meeting and Proposed Dividend Payment:
On January 25, 2007, the Company Board of Directors agreed as follows:

  To call a General Shareholders’ Meeting on April 13, 2007 at 12:00 p.m. at Avda. Providencia 111, Providencia.
  Pursuant to the General Dividend Distribution Policy, to submit at the General Shareholders’ Meeting a proposal to distribute a final dividend against fiscal-year 2006 profits for a total of Ch$12,866,433,152, which is equivalent to Ch$13.44234 per share and which, when added to the interim dividend paid in November 2006, complies with the dividend policy provision calling for 100% distribution of net fiscal year profits.

Reported to the Chilean Securities and Exchange Commission (SVS) on January 25, 2007.

Capital Reduction and Bylaw Amendment
At a meeting held on February 26, 2007, the Board of Directors of Compañía de Telecomunicaciones de Chile S.A. agreed to call a Special Shareholders’ Meeting, as provided in Articles 10, 57 and 67 of the Corporations Act and Articles 33 and 44 of the Company’s Bylaws, on Friday, April 13, 2007, following the General Shareholders’ Meeting, in the “Claudio García Swears” Auditorium in the Company’s building located on Avda. Providencia, Santiago, in order to present the following matters for the shareholders’ consideration and determination:

  Carry out a capital reduction of Ch$48,815,011,335 ($51 per share).
  Amend Article Five of the Corporate Bylaws insofar as the capital reduction is concerned.
  Adopt the required resolutions to implement the above changes. In addition, the Board of Directors agreed to amend the current policy of distributing 100% of net fiscal year profits by including the following:“In addition, for the following fiscal year and to the extent that surplus cash is available once all business-related commitments have been met, the Board of Directors intends to supplement the aforementioned dividends by distributing a portion of these funds, following submittal at submittal at the respective Shareholders’ Meeting for approval.” Attached is the full text of the new Dividend Policy.

General Dividend Distribution Policy of Compañía de Telecomunicaciones de Chile S.A.
For fiscal year 2007 and subsequent years, the Board of Directors intends to distribute 100% of net profits generated during the respective year through a interim dividend to be distributed in November of each year and a final dividend to be distributed in May of the following year, which will be submitted for approval at the relevant General Shareholders´ Meeting. In addition, for the following fiscal year and to the extent that surplus cash is available once all business-related commitments have been met, the Board of Directors intends to supplement the aforementioned dividends by distributing a portion of these funds, following submittal at the respective Shareholders’ Meeting for approval.

2.-The amount of the provisional November dividend shall be determined each year based on the earnings for the January-September period of such year.

3.-The General Dividend Distribution Policy shall be in keeping with the objectives set forth in the Company’s Financial Plan, which aims at reducing liabilities.

4.-This policy reflects the intent of the Board of Directors, and its fulfillment shall be contingent upon the actual profit and surplus cash earned, as well as on the Company’s periodic projections or the presence of certain conditions, as the case may be.

5.- Dividend payment procedures shall be as follows:To collect dividends, shareholders may choose one of the following options:

64          Telefónica Chile S.A. | Annual Report 2007

1.- Deposit in a checking account held by the shareholder.

2.- Deposit in a savings account held by the shareholder.

3.- Payment by check or cashier’s check sent by certified mail to the shareholder’s address of record.

4.- Payment by check or cashier’s check to be collected at the offices of DCV Registros S.A., the company responsible for managing the stock ledger for Compañía de Telecomunicaciones de Chile S.A., or at a bank designated by DCV Registros S.A. This form of payment will remain effective throughout the term of the respective agreement with DCV Registros S.A. Otherwise, payment by check or cashier’s check may be collected at the offices of the Company, located at Avenida Providencia 111, Santiago, or at a bank designated by the Company in due course.

Checking or savings accounts held anywhere in Chile may qualify for these purposes.

It should be noted that the form of payment selected by each shareholder shall be used for all dividend payments, unless the shareholder provides written notice of change and lists a new option.

Shareholders failing to indicate a form of payment shall be paid by check in accordance with Payment Option 4 above.

In the case of bank account deposits, bank verification may be requested for security reasons. If the accounts indicated by shareholders are denied, whether based on a verification procedure or for any other reason, the dividend shall be paid in accordance with Payment Option 4 above.

ADR holders shall be paid through the Depositary Bank, under the provisions of Title I, Chapter XXVI of the Compendio de Normas de Cambios Internacionales (Compendium of International Foreign Exchange Regulations) of the Central Bank of Chile and the Deposit Agreement between Citibank N.A. and Compañía de Telecomunicaciones de Chile S.A.

Reported to the Chilean Securities and Exchange Commission (SVS) on February 26, 2007.

Designation of Directors, Dividend Payment and Capital Reduction
1.- At the General Shareholders’ Meeting held on April 13, 2007, it was agreed as follows:

  To designate the following individuals as Series A Directors:

Director	Alternate
Emilio Gilolmo López	José María Alvarez-Pallete
Narcís Serra Serra	Manuel Alvarez-Tronge
Andrés Concha Rodríguez	Luis Cid Alonso
Fernando Bustamante Huerta	Mario Vásquez
Hernán Cheyre Valenzuela	Carlos Diaz Vergara
Patricio Rojas Ramos	Benjamín Holmes Bierwirth
  To designate the following individuals as Series B Directors:

Director	Alternate
Marco Colodro Hadjes	Alfonso Ferrari Herrero
  To distribute 55.10% of the fiscal year profits by paying a final dividend of Ch$ 13.44234 per share, to be paid on May 16, 2007.

2.-At the Special Shareholders’Meeting held on April 13, 2007, it was agreed as follows:

  To reduce the capital by Ch$48,815,011,335, maintaining the same number of shares as issued by the Company, which means paying Ch$51 per share, and to authorize the Board of Directors to set the date for payment to shareholders.

  To amend the corporate bylaws pursuant to the foregoing resolutions.

3.- At the Board of Directors Meeting held on April 13, 2007, it was agreed to elect Emilio Gilolmo López and Narcís Serra Serra as Chairman and Vice Chairman of the Company, respectively.

4.- José Moles Valenzuela was also confirmed as Chief Executive Officer. Reported to the Chilean Securities and Exchange Commission (SVS) on April 13, 2007.

Capital Reduction Payment Date
In accordance with the authority conferred at the Special Shareholders’ Meeting of April 13, 2007, the Board of Directors agreed as follows:

  To pay the capital reduction of Ch$ 51 per share on June 12, 2007.

Reported to the Chilean Securities and Exchange Commission (SVS) on May 24, 2007.

Interim Dividend Payment
The Board of Directors approved the distribution of an interim dividend N° 174, against net income reached at September 30, 2007, for a total amount of Ch$ 5,742,942,510, equivalent to a gross amount of Ch$ 6.0 per share. The payment date is November 21, 2007.

Reported to the Chilean Securities and Exchange Commission on October 24, 2007.

Director appointed (1) and dissolution of the subsidiary Telefónica Internet Empresas S.A.
At the meeting held on December 20, 2007, the Board of Directors of Compañía de Telecomunicaciones de Chile S.A. (the ”Company“) appointed Mr. Raúl Morodo Leoncio as Alterrnate Director to replace Mr. Luis Cid Alonso, who had resigned. Moreover, the Board informed of the dissolution of the subsidiary Telefónica Internet Empresas S.A. (“TIE”) after Compañía de Telecomunicaciones de Chile accumulated 100% of its shares, transferring all of TIE‘s assets and liabilities to the Company, which will be its continuing legal entity.

(1) on January 30, 2008 the Board of Directors agreed to make void the appointment of Mr. Raúl Morodo Leoncio to the position of Alternate Director.

Reported to the Chilean Securities and Exchange Commission on December 20, 2007.

Material Events of Telefónica Larga Distancia S.A.

Designation of Directors and Dividend Payment

1.- At the General Shareholders’Meeting held on April 12, 2007, it was agreed as follows:
a) To designate the following individuals as company directors:
- Emilio Gilolmo López
- José Molés Valenzuela
- Julio Covarrubias Fernández
- Diego Martínez-Caro de la Concha-Castañeda
- Humberto Soto Velasco
- Cristian Aninat Salas
- Juan Antonio Etcheverry Duhalde

b) To distribute 30% of the fiscal year profits by paying a dividend of Ch$77.69941 per share, to be paid on May 10, 2007.

2.- At the Board of Directors Meeting held on April 12, 2007, it was agreed to elect Emilio Gilolmo López and José Molés Valenzuela as Chairman and Vice President of the company, respectively.

Reported to the Chilean Securitites and Exchange Commission (SVS) on April 13, 2007.

Telefónica Larga Distancia Director Appointment
At the Board of Directors Meeting held on December 19, 2007, it was agreed to elect Manuel Plaza Martín as director, being the successor of Julio Covarrubias Fernández.

Reported to the Chilean Securitites and Exchange Commission (SVS) on December 21, 2007.

Material Events of Telefonica Asistencia y Seguridad S.A.

Resignation and Designation of Chief Executive Officer of Telefónica Asistencia y Seguridad S.A.
In compliance with the provisions contained in the aforementioned law, and acting as duly authorized by the Board of Directors of Telefónica Asistencia y Seguridad S.A., the Company’s Board of Directors has accepted the resignation submitted by the Chief Executive Officer, Raúl Venegas Carulla, and has designated Daniel Domínguez as his replacement as of September 1, 2007.

Reported to the Chilean Securitites and Exchange Commission (SVS) on August 23, 2007.

Resignation and Designation of a Director of Telefónica Asistencia y Seguridad S.A.
On September 25, the Board of Directors accepted the resignation submitted by company director Julio Covarrubias Fernández, designating Manuel Plaza Martín as his replacement.

Reported to the Chilean Securitites and Exchange Commission (SVS) on September 25, 2007.

66          Telefónica Chile S.A. | Annual Report 2007

Declaration of Responsibility

Pursuant to Securities Markets Law No. 18,045 and General Rule No. 30 issued by the Chilean Securities and Exchange Commission, the undersigned Directors and Chief Executive Officer of Compañía de Telecomunicaciones de Chile S.A. assume responsibility, under oath, for the truthfulness of the information provided in this Annual Report.

/s/ Emilio Gilolmo López Emilio Gilolmo López	/s/ José María Álvarez-Pallete López José María Álvarez-Pallete López
Tax ID No.: 48.103.811-1	Tax ID No.: 48.088.631-3
Chairman	Alternate Director

/s/ Narcís Serra Serra Narcís Serra Serra	/s/ Manuel Álvarez Tronge Zinder Manuel Álvarez Tronge Zinder
Tax ID No.: 48.094.895-5	Tax ID No.: 48.103.713-1
Vice Chairman	Alternate Director

/s/ Andrés Concha Rodríguez Andrés Concha Rodríguez	Vacant
Tax ID No.: 4.773.967-5
Director

/s/ Fernando Bustamante Huerta Fernando Bustamante Huerta	/s/ Mario Vásquez Mari Mario Vásquez Mari
Tax ID No.: 3.923.309-6	Tax ID No.: 48.110.598-6
Director	Alternate Director

/s/ Patricio Rojas Ramos Patricio Rojas Ramos	/s/ Benjamín Holmes Bierwirth Benjamín Holmes Bierwirth
Tax ID No.:7.242.296-1	Tax ID No.:4.773.751-6
Director	Alternate Director

/s/ Hernán Cheyre Valenzuela Hernán Cheyre Valenzuela	/s/ Carlos Díaz Vergara Carlos Díaz Vergara
Tax ID No.:6.375.408-0	Tax ID No.:7.033.701-0
Director	Alternate Director

/s/ Marco Colodro Hadjes Marco Colodro Hadjes	/s/ Alfonso Ferrari Herrero Alfonso Ferrari Herrero
Tax ID No.:4.171.576-6	Tax ID No.:48.078.156-2
Director	Alternate Director

/s/ José Molés Valenzuela José Molés Valenzuela
Tax ID No.: 14.716.213-8
Chief Executive Officer

68          Telefónica Chile S.A. | Annual Report 2007

03-1	Consolidated Financial Statements	70
03-2	Individual Financial Statements	124
03-3	Summarized Financial Statements of Subsidiaries	176
03-4	Financial Review and Exhibits	192

ThCh$:	Thousands of Chilean pesos.

UF:
TheUnidad de Fomento,or UF,is an inflation-indexed Chilean peso-denominated monetary unit. The daily UF rate is fixed in advance based on the change in the Chilean Consumer Price Index of the previous month.

ThUS$:	Thousands of US dollars

Compañia de Telecomunicaciones de Chile S.A. and Subsidiaries
(Translation of financial statements originally issued in Spanish - see Note 2)

REPORT OF INDEPENDENT AUDITORS
(Translation of a report originally issued in Spanish - See note 2b)

To the President of the Board, Shareholders and Directors of
Compañia de Telecomunicaciones de Chile S.A.:

We have audited the accompanying consolidated balance sheets of Compañia de Telecomunicaciones de Chile S.A. and subsidiares (the “Company”) as of December 31, 2007 and 2006, and the related consolidated statements of income and of cash flows for the years then ended. These financial statements (and corresponding notes) are the responsability of the Company's management. Our responsability is to express an opinion on these consolidated financial statements based on our audits. The attached Management Analysis is not an integral part of these financial statements; therefore this report does not include it.

We conducted our audits in accordance with generally accepted auditing standards in Chile. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Compañia de Telecomunicaciones de Chile S.A. and subsidiaries as of December 31, 2007 and 2006, and the results of their operations and their cash flows for the years the ended, in conformity with generally accepted accounting principles in Chile.

ERNEST & YOUNG LTDA.

/s/ Andrés Marchant V.
__________________
Andrés Marchant V.
Santiago, January 30, 2008

Firma miembro de Ernst & Young Global

03.1	Consolidated Financial Statements | Consolidated Balance Sheets

Compañia de Telecomunicaciones de Chile S.A. and Subsidiaries
Consolidated Balance Sheets as of December 31, 2007 and 2006
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31,2007)
(Translation of a report originally issued in spanish – see Note 2 to the Financial Statements)

ASSETS	NOTES	2007	2006
		ThCh$	ThCh$
CURRENT ASSETS

Cash		5,353,159	10,820,504
Time deposits	(33)	75,609,049	29,581,950
Marketable securities, net	(4)	5,362,558	17,467,109
Accounts receivable, net	(5)	181,826,597	186,587,858
Notes receivable, net	(5)	4,881,897	4,430,657
Other receivables	(5)	5,803,929	11,303,210
Accounts receivable from related companies	(6 a)	19,781,435	18,710,650
Inventories, net		7,218,684	5,648,481
Prepaid taxes		21,845,495	3,184,639
Prepaid expenses		3,492,775	4,189,368
Deferred taxes	(7 b)	17,226,097	14,963,279
Other current assets	(8)	4,175,462	8,559,816

TOTAL CURRENT ASSETS		352,577,137	315,447,521

PROPERTY, PLANT AND EQUIPMENT	(9)

Land		29,744,443	29,919,561
Buildings and improvements		852,551,445	843,210,563
Machinery and equipment		3,065,876,269	2,982,147,724
Other property, plant and equipment		344,140,734	340,137,852
Technical revaluation		10,118,600	10,163,967
Accumulated depreciation		(3,045,120,220)	(2,875,149,446)

TOTAL PROPERTY, PLANT AND EQUIPMENT, NET		1,257,311,271	1,330,430,221

OTHER LONG-TERM ASSETS

Investments in related companies	(10)	8,190,303	8,709,399
Investments in other companies		4,488	4,488
Goodwill, net	(11)	15,406,849	17,135,645
Other receivables	(5)	13,722,632	14,614,000
Intangibles	(12)	42,675,057	41,978,446
Accumulated amortization	(12)	(19,802,756)	(13,944,761)
Others non-current asset	(13)	14,830,760	19,273,307

TOTAL LONG-TERM ASSETS		75,027,333	87,770,524

TOTAL ASSETS		1,684,915,741	1,733,648,266

The accompanying notes 1 to 35 are an integral part of these consolidated financial statements

72          Telefónica Chile S.A. | Annual Report 2007

Compañia de Telecomunicaciones de Chile S.A. and Subsidiaries
Consolidated Balance Sheets as of December 31, 2007 and 2006
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31,2007)
(Translation of a report originally issued in spanish – see Note 2 to the Financial Statements)

LIABILITIES AND SHAREHOLDERS’ EQUITY	NOTES	2007	2006
		ThCh$	ThCh$
CURRENT LIABILITIES

Short-term obligations with banks and financial institutions	(14)	76,325,196	2,153,492
Public promissory notes	(16)	1,951,326	1,975,900
Current maturities of other long-term obligations		17,558	12,589
Dividends payable		1,681,019	1,717,013
Trade accounts payable	(34)	162,430,403	124,143,916
Other accounts payable	(35)	28,654,539	14,957,563
Accounts payable to related companies	(6 b)	33,448,640	35,449,690
Accruals	(17)	10,631,725	9,001,943
Withholdings		12,913,264	15,343,881
Deferred Revenue		5,744,198	8,077,179

TOTAL CURRENT LIABILITIES		333,797,868	212,833,166

LONG-TERM LIABILITIES

Long-term debt with banks and financial institutions	(15)	243,670,056	355,903,012
Bonds and promissory notes payable	(16)	69,380,114	71,036,447
Other accounts payable	(35)	45,373,745	30,298,080
Accruals	(17)	35,348,623	38,154,374
Deferred taxes, net	(7 b)	46,954,910	52,615,406
Other liabilities		3,575,788	4,069,273

TOTAL LONG-TERM LIABILITIES		444,303,236	552,076,592

MINORITY INTEREST	(19)	281,039	1,321,328

SHAREHOLDERS’ EQUITY

Paid-in capital	(20)	904,735,562	956,821,180
Other reserves		(3,251,980)	(3,222,549)
Retained earnings		5,050,016	13,818,549
Net income		10,856,131	25,081,171
Less: Interim dividend		(5,806,115)	(11,262,622)

TOTAL SHAREHOLDERS’ EQUITY		906,533,598	967,417,180

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		1,684,915,741	1,733,648,266

The accompanying notes 1 to 35 are an integral part of these consolidated financial statements

Compañia de Telecomunicaciones de Chile S.A. and Subsidiaries
Consolidated Statements of Income for the Years Ended December 31, 2007 and 2006
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2007)
(Translation of a report originally issued in spanish – see Note 2 to the Financial Statements)

OPERATING INCOME:		2007	2006
		ThCh$	ThCh$

Operating revenues		632,572,010	619,916,596
Operating costs		(423,273,930)	(400,628,756)

Gross profit		209,298,080	219,287,840

Administrative and selling expenses		(140,963,787)	(130,549,867)

OPERATING INCOME		68,334,293	88,737,973

NON-OPERATING RESULTS:

Interest income		7,173,446	4,764,864
Equity participation in income of related companies	(10)	1,887,587	2,093,612
Other non-operating income	(21a)	4,987,557	1,736,515
Equity losses in income of related companies	(10)	-	(36,117)
Amortization of goodwill	(11)	(1,569,490)	(2,387,170)
Interest expense		(18,910,021)	(20,921,616)
Other non-operating expenses	(21b)	(19,337,124)	(18,115,018)
Price-level restatement, net	(22)	1,753,709	537,997
Foreign currency translation, net	(23)	(360,433)	177,091

NON-OPERATING (LOSS) NET		(24,374,769)	(32,149,842)

INCOME BEFORE INCOME TAXES AND MINORITY INTEREST		43,959,524	56,588,131

Income taxes	(7c)	(33,213,722)	(31,551,659)

INCOME BEFORE MINORITY INTEREST		10,745,802	25,036,472

Minority interest	(19)	110,329	44,699

NET INCOME		10,856,131	25,081,171

The accompanying notes 1 to 35 are an integral part of these consolidated financial statements

74          Telefónica Chile S.A. | Annual Report 2007

Compañia de Telecomunicaciones de Chile S.A and Subsidiaries
Consolidated Statements of Cash Flow for the Years Ended December 31, 2007 and 2006
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2007
(Translation of a report originally issued in spanish – see Note 2 to the Financial Statements)

	2007	2006
	M$	M$

NET CASH FROM OPERATING ACTIVITIES	244,284,535	250,578,218

Net income	10,856,131	25,081,171

Sales of assets:	(1,905,371)	(396,704)

Net income on sale of investments	(1,905,371)	(396,704)

Charges ( credits ) to income that do not represent cash flows:	246,209,884	250,052,108

Depreciation	210,353,615	220,669,273
Amortization of intangibles	5,857,995	4,796,564
Provisions and write offs	19,569,673	20,228,129
Accrued equity participation in income of related companies	(1,887,587)	(2,093,612)
Accrued equity participation in losses of related companies	-	36,117
Amortization of goodwill	1,569,490	2,387,170
Price-level restatement, net	(1,753,709)	(537,998)
Foreign currency translation, net	360,433	(177,091)
Other credits to income that do not represent cash flows	(785,309)	(374,233)
Other charges to income that do not represent cash flows	12,925,283	5,117,789

Changes in operating assets (increase) decrease:	(43,709,022)	(21,859,685)

Trade accounts receivable	(16,706,618)	(27,256,668)
Inventories	(1,821,980)	(1,816,155)
Other assets	(25,180,424)	7,213,138

Changes in operating liabilities increase (decrease):	32,943,242	(2,253,973)

Accounts payable related to operating activities	49,531,176	8,721,118
Interest payable	(415,329)	1,171,328
Income taxes payable, net	(5,192,496)	(17,449,383)
Other accounts payable related to non-operating activities	(6,039,546)	5,986,627
V.A.T. and other similar taxes payable	(4,940,563)	(683,663)

Net loss from minority interest	(110,329)	(44,699)

The accompanying notes 1 to 35 are an integral part of these consolidated financial statements

Compañia de Telecomunicaciones de Chile S.A. and Subsidiaries
Consolidated Statements of Cash Flow for the Years Ended December 31, 2007 and 2006
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2007)
(Translation of a report originally issued in spanish – see Note 2 to the Financial Statements)

	2007	2006
	ThCh$	ThCh$

NET CASH USED IN FINANCING ACTIVITIES	(72,243,407)	(193,689,107)
Bonds and promissory notes payable	-	78,795,873
Dividends paid	(19,433,564)	(25,800,090)
Capital distribution	(51,445,179)	(43,600,413)
Repayment of bonds and promissory notes payable	(1,364,664)	(202,346,521)
Other sources of financing	-	(737,956)

NET CASH USED IN INVESTING ACTIVITIES	(133,799,074)	(116,014,385)
Sales of property, plant and equipment	2,182,633	1,614,167
Sale of other investments	16,284,344	-
Acquisition of property, plant and equipment	(144,654,384)	(117,628,552)
	(7.611.667)	-

NET CASH FLOWS FOR THE YEAR	38,242,054	(59,125,274)

EFFECT OF INFLATION ON CASH AND CASH EQUIVALENTS	(4,101,089)	(927,436)

NET DECREASE OF CASH AND CASH EQUIVALENTS	34,140,965	(60,052,710)

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	44,406,737	104,459,447

CASH AND CASH EQUIVALENTS AT END OF YEAR	78,547,702	44,406,737

The accompanying notes 1 to 35 are an integral part of these consolidated financial statements

76          Telefónica Chile S.A. | Annual Report 2007

Compañía de Telecomunicaciones de Chile S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
(Translation of a report originally issued in spanish – see Note 2b to the Financial Statements)

1. Composition of Consolidated Group and Registration in the Securities Registry:

a) Compañía de Telecomunicaciones de Chile (“Telefónica Chile,” the “Parent Company”when referred to on anindividualbasis or the“Company” when referred in conjunction with its subsidiaries) is a publicly-held corporation that is registered in the Securities Registry under No. 009 and is therefore subject to supervision by the Chilean Security and Exchange Commission (“SVS”).

b) Subsidiary companies registered with the Securities Registry:

			Participation (direct & indirect)

	TAXPAYER	Registration	2007	2006
Subsidiaries	No.	Number	%	%

Telefónica Larga Distancia S.A.	96,551,670-0	456	99.87	99.31
Telefónica Asistencia y Seguridad S.A.	96,971,150-8	863	99.99	99.99

2. Summary of Significant Accounting Policies:

(a) Accounting year:

The financial statements correspond to the years ended December 31, 2007 and 2006.

(b) Basis of preparation:

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Chile (“Chilean GAAP”) and standards set forth by the Chilean Superintendency of Securities Insurance (“SVS”). In the event of any discrepancies in these regulations, SVS regulations supersede Chilean GAAP. Certain accounting practices applied by the Company that conform to Chilean GAAP may not conform to generally accepted accounting principles in the United States (“US GAAP”) or International Financial Reporting Standards (“IFRS”). For the convenience of the reader, these financial statements have been translated from Spanish to English.

The Company’s consolidated financial statements as of June 30 and December 31 of each year are prepared in order to be reviewed and audited, respectively, in accordance with current legal regulations. The Company voluntarily submits the quarterly financial statements as of March 31 and September 30 to an interim financial information review performed in accordance with regulations established for this type of review, described in Generally Accepted Auditing Standard No. 45 Section No. 722, issued by the Chilean Association of Accountants.

(c) Basis of presentation:

The consolidated financial statements for 2006 and their notes have been adjusted for comparison purposes by 7.4% in order to allow for comparison with the 2007 consolidated financial statements. For comparison purposes, certain reclassifications have been made to the 2006 consolidated financial statements.

(d) Basis of consolidation:

These consolidated financial statements include the assets, liabilities, income and cash flows of the Parent Company and subsidiaries. Significant intercompany transactions have been eliminated, and the participation of minority investors has been recorded under Minority Interest (Note 19).

Compañía de Telecomunicaciones de Chile S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
(Translation of a report originally issued in spanish – see Note 2b to the Financial Statements)

2. Summary of Significant Accounting Policies, continued:

(d) Basis of consolidation, continued:

Companies included in consolidation:

As of December 31, 2007, the consolidated group (The Company) is composed of Compañía de Telecomunicaciones de Chile S.A. and the following subsidiaries:

	Ownership Percentage
			2007		2006
TAXPAYER No.	Company Name	Direct	Indirect	Total	Total

96,551,670-0	Telefónica Larga Distancia S.A.	99.87		99.87	99.31
96,961,230-5	Telefónica Gestión de Servicios Compartidos Chile S.A.	99.99	-	99.99	99.99
74,944,200-k	Fundación Telefónica Chile	50.00	-	50.00	50.00
96,971,150-8	Telefónica Asistencia y Seguridad S.A.	99.99	-	99.99	99.99
90,430,000-4	Telefónica Empresas Chile S.A.	99.99	-	99.99	99.99
78,703,410-1	Telefónica Multimedia Chile S.A. (1)	99.99	-	99.99	99.99
96,834,320-3	Telefónica Internet Empresas S.A. (2) (3)	-	-	-	99.99
96,811,570-7	Instituto Telefónica Chile S.A. (4)	-	99.99	99.99	99.99

1) On January 26, 2006, CTC Equipos y Servicios de Telecomunicaciones S.A. sold its entire ownership interest of 1 share to Telefónica Chile S.A. for ThCh $4, corresponding to its participation in that company.

On April 19, 2006, Tecnonáutica S.A. changed its name to Telefónica Multimedia Chile S.A.

2) On January 26, 2006 CTC Equipos y Servicios de Telecomunicaciones S.A. sold its entire ownership interest of 16 shares to Telefónica Chile for ThCh $132 (historical), corresponding to its participation in that company.

On January 27, 2006, Telefónica Empresas Chile sold its entire ownership interest of 215,099 shares to Telefónica Chile for ThCh $1,468,683 (historical), corresponding to its participation in that company.

3) On October 1, 2007 Telefónica Chile dissolved subsidiary Telefónica Internet Empresas S.A. by acquiring all the participation held by third parties, equivalent to 0.0005%, thus gathering all the stock of that company in Telefónica Chile.

4) On October 20, 2006, Telefónica Internet Empresas S.A. sold to Telefónica Gestión de Servicios Compartidos Chile S.A. 1,703,999 shares of that Company for ThCh $12,800 (historical).

On that same date, Telepeajes de Chile S.A. changed its name to Instituto Telefónica Chile S.A..

78          Telefónica Chile S.A. | Annual Report 2007

2. Summary of Significant Accounting Policies, continued:

(e) Price-level restatement:

The consolidated financial statements have been adjusted by applying price-level restatement standards, in accordance with Chilean GAAP, in order to reflect the changes in the purchasing power of the currency during both exercises. The accumulated variation in the Chilean Customer Price Index (CPI) as of December 31, 2007 and 2006, for initial balances, is 7.4% and 2.1%, respectively.

(f) Basis of conversion:

Assets and liabilities in US$ (United States dollars), Euros, Brazilian Reales, Yen (JPY), UF (Unidad de Fomento) have been converted to pesos at the exchange rates as of each year end, as follows:

Año	US$	Euro	Brazilian Real	JPY	UF

2007	496.89	730.94	280.32	4.41	19,622.66
2006	532.39	702.08	249.28	4.47	18,336.38

Foreign currency translation differences resulting from the application of this Standard are credited or debited to income for the year.

(g) Time deposits:

Time deposits are carried at cost plus UF indexation adjustments, where applicable, and accrued interest as of year end.

(h) Marketable securities:

Fixed income securities and shares are recorded at their price-level restated cost plus interest accrued as of each year end using either the actual interest yield determined at the purchase date or market value, whichever is less.

(i) Inventory:

Depending on the nature of respective items, equipment held for sale is carried at the lesser of either its price-level restated acquisition or development cost or at its market value.

Inventory that is expected to be used within twelve months of their acquisition are classified as current assets. Their cost is price-level restated. The obsolescence provision has been determined on the basis of an analysis of materials with slow turnover.

(j) Allowance for doubtful accounts:

The allowance for doubtful accounts is estimated on the basis of the aging of such accounts, up to 100% of accounts outstanding for more than 120 days and 180 days in the case of large customers (corporations).

(k) Property, plant and equipment:

Property, plant and equipment are carried at their price-level restated acquisition or construction cost.

Property, plant and equipment acquired up through December 31, 1979 are carried at their appraisal value, as stipulated in Article 140 of D.F.L. No. 4. Some assets subsequently acquired were subject to a technical revaluation of their appraisal value recorded as of September 30, 1986, as authorized in SVS Circular No. 550. All these values have been price-level restated.

(l) Depreciation of property, plant and equipment:

Depreciation has been calculated and recorded on a straight-line basis over the estimated useful lives of the assets. The average annual financial depreciation rate of the Company is approximately 8.09% .

Estimated useful lives are summarized as follows:

Assets	Range of years

Building	40
Switchboard telephone equip.	7 to 12
Subscriber equipment	2 to 4
External plant	20 to 40
Office furniture and equip.	4 to 10
Software	3
Others	4 to 10

(m) Leased assets:

Leased assets with a purchase option, where the contracts satisfy the characteristics of a financial lease, are recorded in a manner similar to the acquisition of property, plant and equipment, recognizing the full obligation and interest on an accrual basis. These assets are not legally owned by the Company; therefore, until the Company exercises the purchase option, such assets cannot be freely disposed of.

2. Summary of Significant Accounting Policies, continued:

(n) Intangibles:

i) Rights to underwater cable:

Rights to underwater cable correspond to the rights acquired by the Company for the use of an underwater cable to transmit voice and data. These rights are amortized over the term of the respective contracts, with a maximum of 25 years (Note 12).

ii) Software licenses:

Software licenses are valued at their price-level restated acquisition cost. Amortization is calculated using the straight-line method over their estimated useful life, which does not exceed 3 years (Note 12).

ñ) Investments in related companies:

These investments are accounted for under the equity method, which recognizes the investor’s share of income on an accrual basis. For investments abroad, the valuation methodology as defined in Technical Bulletin No. 64 is applied. Investments in countries deemed to be unstable and whose activities are not an extension of the operations of the Parent Company are controlled in US dollars.

(o) Goodwill:

This account corresponds to the differences originating from adopting the equity method and adjusting the cost of investments, or from the realization of new acquisitions. Goodwill and negative goodwill amortization years have been determined taking into consideration aspects such as the nature and characteristics of the business and the estimated year of return on the investment (Note 11).

(p) Transactions with repurchase agreements:

Purchases of financial instruments that include repurchase agreements are recorded as fixed rate instruments and are classified as Other Current Assets (Note 8).

(q) Bonds and promissory notes payable:

Bonds payable are recorded under liabilities at the par value of the issued bonds (Note 16). The difference between par and placement value, determined on the basis of the actual interest rate for the transaction, is deferred and amortized over the term of the respective bond (Notes 8 and 13).

Costs directly related to the placement of these obligations are deferred and amortized over the term of the respective liability (Notes 8 and 13).

(r) Current and deferred income taxes:

Income tax is recorded on the basis of taxable net income. Deferred taxes on all temporary differences, tax loss carry forwards that can be realized as future tax benefits, and other events that create differences between the tax and accounting values are recognized in accordance with Technical Bulletins No. 60 and complementary technical bulletins there to issued by the Chilean Association of Accountants, and with SVS Circular No. 1,466 dated January 27, 2000.

(s) Staff severance indemnities:

For employees who qualify for this benefit, the Company’s staff severance indemnities obligation is provided for by applying the present value method to the projected benefit obligation using an annual discount rate of 6%, taking into consideration assumptions concerning the future service year of the employees, mortality rate of employees and salary increases used as the basis of actuarial calculations.

Costs for past services of employees resulting from changes in assumptions used as the actuarial bases, are deferred and amortized over average of the employees’ future service years (Notes 8 and 13).

(t) Revenue recognition:

The Company’s revenues are recognized on an accrual basis in accordance with Chilean GAAP. Since billing dates are different from the accounting close date, as of the date of preparation of these consolidated financial statements provisions have been established for services provided and not billed, which are determined on the basis of contracts, traffic, prices and current conditions for the year. These amounts are recorded under Trade Accounts Receivable.

(u) Foreign currency forwards:

The Company has entered into short-term forward contracts to purchase foreign currency.These contracts are hedging liabilities in foreign currency against changes in exchange rates.

These instruments are valued in accordance with Technical Bulletin No. 57 of the Chilean Association of Accountants.

The rights and obligations acquired are detailed in Note 26,being reflected in the balance sheet as only the net right or obligation at year end and classified according to the maturity of each contract under Other Current Assets or Other Payables, as applicable.

80          Telefónica Chile S.A. | Annual Report 2007

2. Summary of Significant Accounting Policies, continued:

(v) Interest rate coverage:

Interest on loans for which associated interest rate swaps have been entered into is recorded recognizing the effect of those contracts on the interest rate established in such loans. The rights and obligations acquired there in are shown under Other Payables or under Other Current Assets, as applicable (Note 26).

(w) Computer software:

The cost of software purchased is deferred and amortized using the straight-line method over a maximum period of three years and classified as other property, plant and equipment.

(x) Cumulative translation adjustment:

In this shareholders’ equity reserve account, the Company recognizes the difference between the variation in the exchange rate and the consumer price index (C.P.I.) originated in the restatement of its investment abroad and its goodwill, which are controlled in United States dollars. The balance of this account is recognized as income in the same year in which the net income or loss is recognized on the total or partial disposal of these investments.

(y) Statement of cash flows:

For the purposes of preparing the Statement of Cash Flows in accordance with Technical Bulletin No. 50 of the Chilean Association of Accountants and SVS Circular No. 1,312, the Company defines securities under agreements to resell and time deposits with a remaining maturity of less than 90 days as cash equivalents.

Cash flows related to the Company’s operations and all those not defined as resulting from investing or financing activities are included under“Cash Flows from Operating Activities”.

(z) Correspondents:

The Company has agreements with foreign counterparties to set the conditions that regulate international traffic, determining the payments for each counterparty based on fixed rates for the net exchange of traffic.

The receivables/payables related to these agreements are recorded on an accrual basis, recognizing the costs and income for the year in which these are incurred, recording the net receivable and payable for each counterparty where the legal right to offset exists under “Accounts Receivable” or “Accounts Payable,” as applicable.

3. Accounting Changes:

(a) During the years covered in these interim consolidated financial statements, the accounting principles have been consistently applied.

(b) Change in estimations:

Homologation of useful lives of assets:

In January 2007, due to the technological evolution, the Company modified the useful lives of software, databases and licenses, reducing them from 4 years to 3 years and equipment at customers, reducing them from 6 and 10 years to 4 years. The effect of this change generated a greater charge to income as of December 31, 2007 in the amount of ThCh $ 8,789,021.

4. Marketable Securities:

The balance of marketable securities is as follows:

	2007	2006
Description	ThCh$	ThCh$

Publicly offered promissory notes	5,362,558	17,467,109

Total	5,362,558	17,467,109

Publicly offered promissory notes (Fixed Income)

	Date			Book Value
			Par Value	Amount	Rate	Market Value	Provision
Instrument	Purchase	Maturity	ThCh$	ThCh$	%	ThCh$	ThCh$

CERO010508	04-Sep-07	01-May-08	2,703,102	2,723,704	2.6% + UF	2,723,704	(976)
CERO010508	04-Sep-07	01-May-08	242,294	244,187	2.6% + UF	244,187	(63)
CERO010708	04-Sep-07	01-Jul-08	590,877	595,418	2.6% + UF	595,418	(262)
BCU0500308	17-Oct-07	01-Mar-08	1,766,039	1,799,249	5%	1,799,643	-

Total			5,302,312	5,362,558		5,362,952	(1,301)

(1) The book value is presented net of the provision.

5. Current and long-term receivables:

The detail of current and long-term receivables is as follows:

			Current
Description	Up to 90 days		Over 90 up to 1 year		Subtotal	Total Current (net)				Long-term
	2007	2006	2007	2006	2007	2007		2006		2007	2006
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	%	ThCh$	%	ThCh$	ThCh$

Accounts receivable	252,212,674	250,225,596	6,017,917	3,406,488	258,230,591	181,826,597	100.00	186,587,858	100.00	3,650,874	-

Fixed telephone service	204,297,506	198,468,840	3,025,869	304,753	207,323,375	141,923,292	78.05	142,435,081	76.34	-	-
Long distance	23,574,040	24,383,082	-	-	23,574,040	16,151,063	8.88	17,514,589	9.39	-	-
Communications corporate	20,173,164	22,390,595	2,729,270	2,789,889	22,902,434	21,110,891	11.61	23,394,065	12.54	3,650,874	-
Other	4,167,964	4,983,079	262,778	311,846	4,430,742	2,641,351	1.45	3,244,123	1.73	-	-
Allowance for doubtful accounts	(76,403,994)	(67,044,226)	-	-	(76,403,994)	-		-		-	-

Notes receivable	5,130,716	8,941,969	2,943,307	237,523	8,074,023	4,881,897		4,430,657		-	-

Allowance for doubtful notes	(3,192,126)	(4,748,835)	-	-	(3,192,126)	-		-		-	-

Miscellaneous accounts receivable	3,981,150	8,110,417	1,822,779	3,192,793	5,803,929	5,803,929		11,303,210		10,071,758	14,614,000

Allowance for doubtful accounts	-	-	-	-	-	-		-		-	-

Long-term receivables										13,722,632	14,614,000

82          Telefónica Chile S.A. | Annual Report 2007

6. Balances and transactions with related entities:

a) Receivables from related parties are as follows:

			Short term		Long term
		2007	2006	2007	2006
Taxpayer No,	Company	ThCh$	ThCh$	ThCh$	ThCh$

87,845,500-2	Telefónica Móviles Chile S.A.	7,077,477	9,838,480	-	-
96,672,150-2	Telefónica Móviles Chile Inversiones S.A.	17,141	57,301	-	-
96,672,160-k	Telefónica Móviles Chile Larga Distancia S.A.	363,601	354,967	-	-
96,834,230-4	Terra Networks Chile S.A.	422,519	2,033,937	-	-
96,895,220-k	Atento Chile S.A.	508,723	513,360	-	-
96,910,730-9	Telefónica International Wholesale Services Chile S.A.	695,086	525,884	-	-
59,083,900-0	Telefónica Ingeniería de Seguridad S.A.	18,656	11,793	-	-
96,990,810-7	Telefónica Móviles Soluciones y Aplicaciones S.A.	120,104	147,018	-	-
Foreign	Telefónica España	1,953,904	754,292	-	-
Foreign	Telefónica Móviles S.A.	81,607	-	-	-
Foreign	Telefónica Móviles el Salvador	2,154	-	-	-
Foreign	Telefónica Móviles de Argentina	43,088	-	-	-
Foreign	Telefónica Móviles de Panamá	10,772	-	-	-
Foreign	Telefónica Móviles de Perú	32,316	-	-	-
Foreign	Telefónica Móviles de Colombia	47,397	-	-	-
Foreign	Telefónica Celular de Nicaragua	1,140	-	-	-
Foreign	Telefónica LD Puerto Rico	-	228,099	-	-
Foreign	Telefónica Data Usa Inc.	24,242	38,702	-	-
Foreign	Telefónica Data España	33,629	-	-	-
Foreign	Telefónica Argentina	2,692,563	1,718,539	-	-
Foreign	Telefónica Soluciones de Informática España	1,522,632	1,635,305	-	-
Foreign	Telefónica International Wholesale Services	83,210	420,606	-	-
Foreign	Telefónica Gestión de Servicios Compartidos España	-	12,033	-	-
Foreign	Telefónica Perú	551,127	420,334	-	-
Foreign	Telefónica Sao Paulo	187,435	-	-	-
Foreign	Telefónica Multimedia Perú	77,829	-	-	-
Foreign	Telefónica S.A.	102,231	-	-	-
Foreign	Telefónica Internacional S.A.U.	427,305	-	-	-
Foreign	Telefónica Centroamérica	19,390	-	-	-
Foreign	Terra Networks Brasil	17,236	-	-	-
Foreign	Telefónica Servicios Comerciales Perú S.A.C	2,154	-	-	-
Foreign	Telefónica Investigación y Desarrollo	103,341	-	-	-
Foreign	Fundación Telefónica Perú	2,154	-	-	-
Foreign	Fundación Telefónica Brasil	2,154	-	-	-
Foreign	Telefónica Gestión de Servicios Compartidos Perú S.A.C.	2,154	-	-	-
Foreign	Media Networks Perú S.A.C.	2,154	-	-	-
Foreign	Colombia Telecomunicaciones	149,515	-	-	-
Foreign	Otecel Ecuador	75,847	-	-	-
Foreign	Telcel Venezuela	2,278,654	-	-	-
Foreign	Atento Colombia	5,093	-	-	-
Foreign	Vivo Brasil	23,701	-	-	-

Total		19,781,435	18,710,650	-	-

There have been charges and credits recorded to current accounts with these companies for the invoicing of sales of materials, equipment and services.

6. Balances and transactions with related entities, continued:

b) Payables to related parties are as follows:

		Short term		Long term
		2007	2006	2007	2006
Taxpayer No,	Company	ThCh$	ThCh$	ThCh$	ThCh$

96,527,390-5	Telefónica Internacional Chile S.A.	612,227	307,216	-	-
96,834,230-4	Terra Networks Chile S.A.	2,407,011	5,731,227	-	-
96,895,220-k	Atento Chile S.A.	3,243,699	3,554,431	-	-
96,910,730-9	Telefónica International Wholesale Services Chile S.A.	7,702,499	4,461,451	-	-
87,845,500-2	Telefónica Móviles Chile S.A.	14,005,843	18,383,480	-	-
96,672,160-k	Telefónica Móviles Chile Larga Distancia S.A.	43,766	5,095	-	-
59,083,900-0	Telefónica Ingeniería de Seguridad S.A.	1,584	1,249	-	-
Foreign	Telefónica S.A.	482,788	-	-	-
Foreign	Telefónica Gestión de Servicios Compartidos España	68,201	33,720	-	-
Foreign	Telefónica Argentina	1,016,503	608,973	-	-
Foreign	Telefónica Perú	188,173	459,122	-	-
Foreign	Telefónica Guatemala	1,971	27,144	-	-
Foreign	Telefónica Móvil El Salvador S.A. de C.V.	7,643	32,065	-	-
Foreign	Telefónica International Wholesale Services	-	1,024,882	-	-
Foreign	Telefónica Puerto Rico	20,234	9,348	-	-
Foreign	Telefónica Investigación y Desarrollo	1,270,040	620,764	-	-
Foreign	Telecomunicaciones de Sao Paulo	832,847	-	-	-
Foreign	Telefónica Sao Paulo	-	29,999	-	-
Foreign	Televisión Federal S.A.	9,084	-	-	-
Foreign	Televisión Servicios de Música S.A.U.	33,546	-	-	-
Foreign	Telefónica Gestión de Servicios Compartidos Perú S.A.C.	927	-	-	-
Foreign	Colombia Telecomunicaciones	145,963	-	-	-
Foreign	Media Networks Perú S.A.C.	15,910	-	-	-
Foreign	Telecomunicaciones Multimedia S.A.C.	1,331,194	-	-	-
Foreign	Telefónica Móviles S.A.	-	121,565	-	-
Foreign	Telefónica Data España	6,987	37,959	-	-

Total		33,448,640	35,449,690	-	-

As per Article No, 89 of the Corporations Law, all of these transactions are carried out under normal market conditions.

84          Telefónica Chile S.A. | Annual Report 2007

6. Balances and transactions with related companies, continued:

c) Transactions (1):

Company	Tax No,	Nature of Relationship	Description of transaction	2007 ThCh$		2006 ThCh$

Telefónica España	Foreign	Relationship with	Sales	1,758,332	1,758,332	957,298	957,298
		parent Company	Cost	(550,303)	(550,303)	(486,592)	(486,592)
Telefónica Data Usa Inc,	Foreign	Relationship with	Sales	8,576	8,576	37,785	37,785
		parent Company	Cost	(8,488)	(8,488)	-	-
Telefónica Internacional Chile S.A.	96,527,390-5	Subsidiary	Sales	10,718	10,718	-	-
			Cost	(567,447)	(567,447)	(623,681)	(623,681)
Terra Networks Chile S.A.	96,834,230-4	Relationship with	Sales	1,735,411	1,735,411	6,559,804	6,559,804
		parent Company	Cost	(11,247,873)	(11,247,873)	(746,327)	(746,327)
Atento Chile S.A.	96,895,220-k	Related Company	Sales	1,582,458	1,582,458	1,315,588	1,315,588
			Cost	(23,419,536)	(23,419,536)	(18,359,992)	(18,359,992)
Telefónica Argentina	Foreign	Relationship with	Sales	2,142,666	2,142,666	1,951,235	1,951,235
		parent Company	Cost	(2,836,132)	(2,836,132)	(2,025,071)	(2,025,071)
Telecomunicaciones de Sao Paulo	Foreign	Relationship with	Sales	52,498	52,498	307,867	307,867
		parent Company	Cost	(55,953)	(55,953)	(180,171)	(180,171)
Telefónica Guatemala	Foreign	Relationship with	Sales	17,520	17,520	25,244	25,244
		parent Company	Cost	(86,656)	(86,656)	(57,429)	(57,429)
Telefónica Perú	Foreign	Relationship with	Sales	1,484,105	1,484,105	1,104,207	1,104,207
		parent Company	Cost	(1,455,048)	(1,455,048)	(800,611)	(800,611)
Telefónica LD Puerto Rico	Foreign	Relationship with	Sales	9,023	9,023	11,737	11,737
		parent Company	Cost	(35,069)	(35,069)	(22,639)	(22,639)
Telefónica El Salvador	Foreign	Relationship with	Sales	7,255	7,255	10,090	10,090
		parent Company	Cost	(76,828)	(76,828)	(45,781)	(45,781)
Telefónica Móviles Chile Larga Distancia S.A.	96,672,160-k	Relationship with	Sales	977,000	977,000	676,465	676,465
		parent Company	Cost	(836)	(836)	(8,797,458)	(8,797,458)
			Other non-operationg expense	(425)	(425)	-	-
Telefónica International Wholesale Services España	Foreign	Relationship with	Sales	31,072	31,072	-	-
		parent Company	Cost	(94,994)	(94,994)	-	-
Telefónica Móviles Chile Inversiones S.A.	96,672,150-2	Relationship with parent Company	Sales	76,703	76,703	-	-
Telefónica Internacional Wholesale Services América	Foreign	Relationship with	Sales	88	88	-	-
		parent Company	Cost	(1,337,357)	(1,337,357)	-	-
Telefónica Gestión de Serv,Compartidos España	Foreign	Relationship with	Sales	539	539	-	-
		parent Company	Cost	(245,584)	(245,584)	(9,226)	(9,226)
			Other non-operating income	-	-	147	147
Telefónica Ingeniería de Seguridad S.A.	59,083,900-0	Relationship with	Sales	9,919	9,919	111,974	111,974
		parent Company	Cost	(118,709)	(118,709)	(30,153)	(30,153)
Telefónica Móviles Soluciones y Aplicaciones S.A.	96,990,810-7	Relationship with	Sales	224,091	224,091	69,928	69,928
		parent Company	Cost	(258)	(258)	-	-
Telefónica International Wholesale Services USA	Foreign	Relationship with parent Company	Cost	(113)	(113)	-	-
Telefónica International Wholesale Services Chile S.A.	96,910,730-9	Relationship with	Sales	1,326,055	1,326,055	1,374,689	1,374,689
		parent Company	Cost	(8,244,974)	(8,244,974)	(5,509,396)	(5,509,396)
Telefónica Móviles Chile S.A.	87,845,500-2	Relationship with	Sales	17,623,412	17,623,412	15,182,235	15,182,235
		parent Company	Cost	(44,712,504)	(44,712,504)	(45,300,627)	(45,300,627)
Telefónica Investigación y Desarrollo	Foreign	Relationship with parent Company	Cost	(1,913,242)	(1,913,242)	-	-
Telefónica Mobile Solutions Chile S.A.	96,942,730-3	Relationship with parent Company	Sales	1	1	-	-
Terra Networks Inc,	Foreign	Relationship with parent Company	Sales	-	-	88	88
Telefónica International S.A.U	Foreign	Relationship with parent Company	Sales	163,746	163,746	-	-
			Other non-operating income	43,840	43,840	-	-
Telefónica S.A.	Foreign	Relationship with	Sales	973	973	-	-
		parent Company	Cost	(597,367)	(597,367)	-	-

Telefónica Data Corp España	Foreign	Relationship with parent Company	Sales	48,116	48,116	-	-

			Other non-operating income	111,592	111,592	-	-

(1) Includes all transactions performed with related companies.

The conditions of the agreement related to intercompany transactions between the Company and it equity-method investees and it mercantile current account are both short and long-term, denominated in US-dollars and accrue interest at a variable rate adjusted to market rates (US$ + Market Spread). In the case of Sales and Services Rendered, these mature in the short-term (less than a year) and the maturity terms for each case varies based on the related transactions.

6. Balances and transactions with related companies, continued:

The intercompany account with Telefónica Internacional Chile S.A. includes short-term and long-term contractual terms denominated in US dollars, accruing interest at a variable rate adjusted to market rates (US$ + Market Spread).

Items recorded under Sales and Services Rendered have a short-term character (maturity of less than a year); individual terms for each transaction vary based on related transactions.

7. Current and deferred income taxes:

a) General information:

As of December 31, 2007 and 2006, the Parent Company recorded a first category income tax provision based on taxable income of ThCh $127,912,163 y ThCh $152,534,513 respectively.

In addition, as of December 31,2007 and 2006,a provision for first category income tax in subsidiaries was recorded based on the subsidiaries’ respective taxable income of ThCh $51,560,518 and ThCh $56,084,314, respectively.

As of December 31,2007 and 2006, accumulated tax losses of subsidiaries amount to ThCh $11,266,288 and ThCh $6,813,706, respectively.

According to current legislation, tax years eventually subject to review by the fiscal authority, contemplate most of the taxes that affect the Company’s operations and transactions generated from 2004 to date.

In the normal development of its operations,the company is subject to the regulation and oversight of the Chilean Internal Revenue Service; therefore differences could arise in the application of criteria used to determine taxes, Management believes, based on the information available to date, that there are no significant additional liabilities to those already recorded for that concept in the financial statements.

The companies in the group with positive Retained Taxable Earnings and their associated credits are as follows:

	Retained	Retained	Retained	Retained	Retained
	Taxable	Taxable	Taxable	Taxable	Taxable	Amount
	Earnings	Earnings	Earnings	Earnings	Earnings	of
	w/15% credit	w/16% credit	w/16,5% credit	w/17% credit	w/o credit	credit
Subsidiaries	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Telefónica Larga Distancia S.A.	2,344,563	888,284	635,910	91,530,393	6,138,889	19,455,764
Telefónica Empresas Chile S.A.	-	-	50	36,995,689	2,959,594	7,577,431
Telefónica Gestión Servicios Compartidos S.A.	-	-	-	260,411,640	53,988,606	53,337,252
Telefónica Chile S.A.	-	-	5,615,869	170,756,786	22,459,220	36,083,952

Total	2,344,563	888,284	6,251,829	559,694,508	85,546,309	116,454,399

86          Telefónica Chile S.A. | Annual Report 2007

7. Current and deferred income taxes, continued:

b) Deferred taxes:

As of December 31, 2007 and 2006, the net deferred tax liabilities amounted to ThCh $29,728,813 and ThCh $37,652,127, respectively, detailed as follows:

	2007				2006
	Deferred tax assets		Deferred tax liabilities		Deferred tax assets		Deferred tax liabilities

	Short-		Short-				Short-
	term	Long-term	term	Long-term	Short-term	Long-term	term	Long-term
Description	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Allowance for doubtful accounts	12,311,103	-	-	-	10,825,955	-	-	-
Vacation provision	746,301	-	-	-	786,468	-	-	-
Tax benefits for tax losses	-	1,915,269	-	-	-	1,158,330	-	-
Staff severance indemnities	114,141	1,057	-	3,658,696	-	-	-	4,190,359
Leased assets and liabilities	-	616,140	-	137,954,340	-	710,165	-	155,340,918
Property, plant and equipment	-	37,833	-	78,511	-	22,021	-	226,414
Difference in amount of capitalized staff severance	-	223,012	-	124,928	-	402,269	-	414,349
Deferred charge on sale of assets	-	-	-	196,336	-	4,406	-	280,136
Development software	-	-	-	3,416,628	-	-	-	4,244,841
Incentive provision	268,128	-	-	-	244,821	-	-	-
Obsolescence provision	343,855	-	-	-	-	-	-	-
Collective negotiation bonus	-	-	-	98,492	-	-	-	149,053
Other	3,476,307	836,338	33,738	732,606	3,171,702	1,218,151	65,667	1,095,441

Subtotal	17,259,835	3,629,649	33,738	146,260,537	15,028,946	3,515,342	65,667	165,941,511

Complementary accounts	-	(794,792)	-	(96,470,770)	-	(927,243)	-	(110,738,006)
net of accumulated amortization

Subtotal	17,259,835	2,834,857	33,738	49,789,767	15,028,946	2,588,099	65,667	55,203,505

Tax reclassification	(33,738)	(2,834,857)	(33,738)	(2,834,857)	(65,667)	(2,588,099)	(65,667)	(2,588,099)

Total	17,226,097	-	-	46,954,910	14,963,279	-	-	52,615,406

7. Current and deferred income taxes, continued:

c) Income tax detail:

The current tax expense recorded by the Company for the years 2007 and 2006 resulted from the following items:

	2007	2006
Description	ThCh$	ThCh$

Common tax expense before tax credit (income tax 17%)	30,510,356	35,465,201
Current tax expense (article 21 single tax at 35%)	110,025	56,368
Tax expense adjustment	356,270	(363,002)

Current income tax subtotal	30,976,651	35,158,567

Current year deferred taxes	(11,897,714)	(18,423,900)
Tax benefits from tax loss carry forwards	-	(20,916)
Effect of amortization of complementary accounts for deferred assets and liabilities	14,134,785	14,837,908

Deferred tax subtotal	2,237,071	(3,606,908)

Total income expense tax	33,213,722	31,551,659

8. Other Current Assets:

The detail of other current assets is as follows:

	2007	2006
Description	ThCh$	ThCh$

Fixed income securities purchased with resale agreement (note 9)	-	4,004,283
Deferred union contract bonus (1)	1,341,033	1,514,774
Deferred higher bond discount rate (note 24)	242,292	247,484
Deferred disbursements for placement of bonds (note 24)	135,766	137,307
Deferred disbursements for foreign financing proceeds (2)	370,987	445,846
Exchange insurance receivable	131,288	678,377
	444,604	-
Deferred staff severance indemnities charges (3)	1,210,332	1,299,897
	129,896	-
Others	169,264	231,848

Total	4,175,462	8,559,816

(1) Between May and September 2006, the Company negotiated a 38-month and 48-month union contract with a number of its employees, granting them, among other benefits, a signing bonus,That bonus was paid between July and December 2006, The total benefit of ThCh $4,918,946 (historical), is amortized using the straight-line method over the term of the union agreement, The long-term portion is recorded under Others (in Other non-current assets) (Note 13).

During July 2005 and July 2007, subsidiary Telefónica Larga Distancia negotiated collective agreements with its employees for 30 and 26 months, respectively.

(2) This amount corresponds to the cost (net of amortization) of the mandatory reserve paid to the Central Bank of Chile and disbursements incurred for foreign loans obtained by the Company to finance its investment plan, The long-term portion is recorded under Others (in Other Assets) (Note 13).

(3) Corresponds to the short-term portion to be amortized due to changes in the actuarial hypothesis and to the concept of loans to employees,The long-term portion is recorded under Others (in Other Assets) (Note 13).

88          Telefónica Chile S.A. | Annual Report 2007

9. Property, plant and equipment:

The detail of property, plant and equipment is as follows:

	2007		2006
	Accumulated	Gross prop,, plant	Accumulated	Gross prop,, plant
	depreciation	and equipment	depreciation	and equipment
Description	ThCh$	ThCh$	ThCh$	ThCh$

Land	-	29,744,443	-	29,919,561

Building and improvements	405,573,286	852,551,445	381,681,521	843,210,563

Machinery and equipment	2,406,891,104	3,065,876,269	2,282,627,205	2,982,147,724

Central office telephone equipment	1,482,350,700	1,711,858,038	1,407,086,547	1,658,729,619
External building	680,637,077	1,024,267,155	648,199,138	1,015,979,173
Subscribers’ equipment	204,433,232	288,780,649	188,118,876	267,562,206
General equipment	39,470,095	40,970,427	39,222,644	39,876,726

Other Property, Plant and Equipment	221,232,132	344,140,734	199,214,579	340,137,852

Office furniture and equipment	113,084,714	122,846,214	105,182,050	121,407,730
Projects, work in progress and materials	-	88,276,565	-	99,842,042
Leased assets (1)	78,544	540,250	69,539	540,250
Assets temporarily out of service	7,200,635	7,200,635	7,522,843	7,522,843
Software	99,413,902	123,688,332	84,322,472	108,097,247
Other	1,454,337	1,588,738	2,117,675	2,727,740

Technical revaluation Circular 550	11,423,698	10,118,600	11,626,141	10,163,967

Total	3,045,120,220	4,302,431,491	2,875,149,446	4,205,579,667

(1) Corresponds to buildings,

Operating costs include a depreciation charge for the years ended September 30,2007 and 2006 amounting toThCh $203,915,388 andThCh$214,750,209, respectively, and administrative and selling expenses with a depreciation charge of ThCh $6,438,227 and ThCh $4,974,189 for 2007 and 2006, respectively, Assets temporarily out of service mainly consist of telephone equipment under repair, and incurred depreciation amounting to ThCh$944,875 in 2006, which is classified as “Other non-operating expenses” (Note 21b).

During the normal course of its operations, the Company monitors new and existing assets, and their depreciation rates, and homologues them to the technological evolution and the development of the markets in which it competes.

9. Property, plant and equipment, continued:

The detail of item after the technical revaluation is as follows:

		Accumulated	Gross property plant	Gross property, plant
	Net Balance	Depreciation	and ,equipment	and equipment
			2007	2006
Description	ThCh$	ThCh$	ThCh$	ThCh$

Land	(510,164)	-	(510,164)	(555,464)
Building and improvements	(747,706)	(4,471,325)	(5,219,031)	(5,330,407)
Machinery and equipment	(47,228)	15,895,023	15,847,795	16,049,838

Total	(1,305,098)	11,423,698	10,118,600	10,163,967

Depreciation of the technical reappraisal surplus amounted to ThCh $(75,800) and ThCh$(24,117) for 2007 and 2006, respectively.
Gross property,plant and equipment includes assets that have been fully depreciated in the amount of ThCh $1,641,731,055 in 2007 and ThCh $1,453,458,129 in 2006, which include ThCh $14,104,851 and ThCh $14,114,069, respectively, from the reappraisals mentioned in Circular No, 550.

10. Investments in related companies:

The detail of investments in related companies is as follows:

			Currency		Percentage participation		Equity of the companies
		Country	controlling	Number of	2007	2006	2007	2006
Taxpayer No,	Company	of origin	the investment	shares	%	%	ThCh$	ThCh$

Foreign	TBS Celular Participación S.A. (1) (2)	Brazil	Dollar	48,950,000	2.61	2.61	141,684,646	162,404,153
96,895,220-K	Atento Chile S.A. (2)	Chile	Pesos	3,209,204	28.84	28.84	15,576,745	15,501,566

		Net income (loss)		Equity in income (loss)
		of the companies		of the investment		Investment value		Investment book value
		2007	2006	2007	2006	2007	2006	2007	2006
Taxpayer No,	Company	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Foreign	TBS Celular Participación S.A. (1) (2)	553,387	(1,383,767)	14,444	(36,117)	3,697,969	4,238,747	3,697,969	4,238,747
96,895,220-K	Atento Chile S.A. (2)	6,494,949	7,259,403	1,873,143	2,093,612	4,492,334	4,470,652	4,492,334	4,470,652

Total						8,190,303	8,709,399	8,190,303	8,709,399

(1) The company records its investment in TBS Celular Participación S.A. using the equity method since it exercises significant influence through the Telefónica group to which it belongs, as established in paragraph N° 4 of Circular No, 1,179 issued by the Superintendency of Securities and Insurance and ratified in Title II of Circular No, 1,697, Although Telefónica Chile only has a 2.61 % direct participation in TBS Celular Participaciónes S.A., its Parent Company, Telefónica S.A., Spain, directly and indirectly has a percentage exceeding 20% ownership of the capital stock of that Company.

(2) As of December 31, 2007, the value of the investment was calculated on the basis of unaudited financial statements.

As of the date of these financial statements, there are no liabilities for hedge instruments assigned to foreign investments.

90          Telefónica Chile S.A. | Annual Report 2007

11. Goodwill:

The detail of goodwill is as follows:

			2007		2006
			Amount amortized	Balance of	Amount amortized	Balance of
			in the year	Goodwill	in the year	Goodwill
Taxpayer No,	Company	Year of origin	ThCh$	ThCh$	ThCh$	ThCh$

Foreign	TBS Celular Participación S.A.	2001	204,525	1,464,820	204,525	1,828,651
96,551,670-0	Telefónica Larga Distancia S.A.	1998	1,261,838	13,632,649	1,261,838	14,894,487
78,703,410-1	Telefónica Multimedia Chile S.A. (1)	1998	-	-	817,680	-
96,834,320-3	Telefónica Internet Empresas S.A.(2)	1999	103,127	309,380	103,127	412,507

Total			1,569,490	15,406,849	2,387,170	17,135,645

(1) On January 26, 2006, the Board of Directors of Telefónica Internet Empresas S.A.agreed to sell the shares of Telefónica Multimedia Chile S.A.(formerly Tecnonáutica S.A.) to Telefónica Chile S.A.This sale was carried out at book value, not considering in the price the amount corresponding to Goodwill, which meant recognizing in income, in an extraordinary manner, amortization of the full balance of Goodwill as of that date.

(2) On January 27, 2006 Telefónica Empresas CTC Chile sold to Telefónica Chile S.A. 215,099 shares at ThCh $1,468,683 (historical), which corresponded to its participation in this company. On January 26 CTC Equipos y Servicios de Telecomunicaciones sold to Telefónica Chile S.A. 16 shares at ThCh $132 (historical), which corresponded to its participation in this company.

Goodwill amortization years have been determined taking into account aspects such as the nature and characteristics of the business and estimated year of return on investment.

12. Intangibles:

The detail of intangibles is as follows:

	2007	2006
Description	ThCh$	ThCh$

Underwater cable rights (gross)	25,422,433	25,423,077
Accumulated amortization, previous exercises	(4,642,881)	(3,342,388)
Amortization for the year	(1,295,247)	(1,300,493)
Licenses (Software) (gross)	17,252,624	16,555,369
Accumulated amortization, previous exercises	(9,301,880)	(5,805,809)
Amortization for the year	(4,562,748)	(3,496,071)

Total Net Intangibles	22,872,301	28,033,685

13. Other non-current assets:

The detail of other non-current assets is as follows:

	2007	2006
Description	ThCh$	ThCh$

Deferred issuance cost for obtaining external financing (note 8(2)) (1)	434,297	774,389

Deferred union contract bonus (note 8(1))	1,700,445	3,303,886

Bond issue expenses (note 25)	584,850	735,070

Bond discount (note 25)	956,502	1,203,109

Securities deposits	138,366	125,450

Deferred charge due to change in actuarial estimations (note 8(3)) (2)	7,195,245	8,611,164

Deferred staff severance indemnities (3)	3,821,055	4,520,239

Total	14,830,760	19,273,307

(1) This amount corresponds to the cost (net of amortizations) of the disbursements incurred for foreign loans obtained by the Company to finance its investment plan,The short-term portion is presented under Other Current Assets (Note 8).

(2) With the implementation of new contractual conditions derived from the organizational changes in the Company, there have been a series of studies that allowed, with primary effect in 2004, the modification in the calculation basis for staff severance indemnities of the variable for future service life of employees, After concluding these studies, in 2005, other changes in estimates were incorporated, such as personnel fluctuation rate, mortality of employees and future salary increases for the year 2006, which includes the rate mentioned in Note 2 (s) for 2006, all determined on the basis of actuarial calculations, as established in Technical Bulletin No, 8 of the Chilean Association of Accountants, The short-term portion is recorded under Other Current Assets (Note 8).

The difference generated as a result of changes in the actuarial estimates constitutes actuarial gains or losses, which are deferred and amortized over the estimated average remaining future service life of the employees that will receive the benefit (see Note 2s).

(3) In conformity with the union agreements between the Company and its employees, loans were granted to employees, the amounts and conditions of which were based on, among other considerations, the accrued balances of staff severance indemnities at the date of the grant, The short-term portion is recorded under Other Current Assets (Note 8).

The staff severance indemnities provision has been recorded in part at its current value,deferring and amortizing this effect over the years of average remaining future service life of employees that subscribe to the benefit, The loan is presented under Other Long-term Receivables.

92          Telefónica Chile S.A. | Annual Report 2007

14. Short-term obligations with banks and financial institutions:

The detail of short-term obligations with banks and financial institutions is as follows

			US$		U.F.		Total
Taxp,No,	Bank or financial institution	2007	2006	2007	2006	2007	2006
		ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

	Current maturities of long-term debt
97,015,000-5	BANCO SANTANDER SANTIAGO	-	-	479,881	479,331	479,881	479,331

Foreign	CALYON NEW YORK BRANCH AND OTHERS	145,202	181,543	-	-	145,202	181,543

97,008,000-7	CITIBANK (2)	75,094,002	704,342	-	-	75,094,002	704,342

Foreign	BBVA BANCOMER AND OTHERS	606,111	788,276	-	-	606,111	788,276

Total		75,845,315	1,674,161	479,881	479,331	76,325,196	2,153,492

	Outstanding principal	74,533,500	-	-	-	-	-

	Average annual interest rate	5.23%	5.70%	3.18%	3.16%	4.78%	5.20%

Percentage of obligations in foreign currency: 99.37 % for 2007 and 77.74 % for 2006
Percentage of obligations in local currency: 0.63 % for 2007 and 22.26 % for 2006

15. Long-term obligations with banks and financial institutions:

Long-term obligations with banks and financial institutions:

							Average	Long-term
		Currency	Years to maturity for long-term portion			Long-term	annual	portion as of
Taxp,No,	Bank or financial institution	Or				portion as of	interest	Dec. 31, 2006
		Indexation	1 to 2	2 to 3	3 to 5	Dec. 31, 2007	rate
		Index	ThCh$	ThCh$	ThCh$	ThCh$	%	ThCh$

	Loans in Dollars

Foreign	CALYON NEW YORK BRANCH AND OTHERS (1)	US$	99,378,000	-	-	99,378,000	Libor + 0.35%	114,357,372

Foreign	BBVA BANCOMER AND OTHERS (3)	US$	-	-	74,533,500	74,533,500	Libor + 0.334%	85,768,029

97,008,000-7	BANCO CITIBANK (2)	US$	-	-	-	-	Libor + 0.31%	85,768,029

	Subtotal		99,378,000	-	74,533,500	173,911,500	5.23%	285,893,430

	Loans in Unidades de Fomento

97,015,000-5	BANCO SANTANDER SANTIAGO (4)	UF	-	69,758,556	-	69,758,556	Tab 360 + 0.325%	70,009,582

	Subtotal		-	69,758,556	-	69,758,556	3,18%	70,009,582

	Total		99,378,000	69,758,556	74,533,500	243,670,056	4.78%	355,903,012

Percentage of obligations in foreign currency: 71.37 % for 2007 and 80.33 % for 2006 Percentage of obligations in local currency: 28.63 % for 2007 and 19.67 % for 2006

(1) In December 2004, the Company renegotiated this loan, extending its due date from February and August 2005 to December 2009; in addition, the Company changed the agent bank, which until then had been Bilbao Viscaya Argentaria Bank.
(2) In May 2005, the Company renegotiated this loan, extending its due date from April 2006 and April 2007 to December 2008; in addition, the Companychaned the agent bank, which until then had been the ABN Amro Bank.
(3) In November 2005, the Company renegotiated this loan, extending its due date from April 2006, April 2007 and April 2008 to June 2011; in addition, the Company changed the agent bank, which until then had been the ABN Amro Bank.
(4) In April 2005, the Company renegotiated this loan, which allowed it to extend the due date from April 2008 to April 2010, In February 2007 the interest rate was changed from 0.45% to 0.325% .

16. Bonds and promissory notes payable:

Bonds

The detail of bonds issued, classified as short and long-term, is as follows:

				Nominal		Frequency		Par value
		Nominal		annual						Placement
Registration number or		Amount	Readjustment	interest	Final	Interest		2007	2006	in Chile
identification of the instrument	Series	of issue	unit for bond	rate	maturity	payment	Amortizations	ThCh$	ThCh$	or abroad

Short-term portion of long-term bonds

143,27,06,91	F	71,429	UF	6.000	Apr, 2016	Semi-annual	Semi-annual	1,802,616	1,573,473	Chile

281,20,12,01	L(1)	-	UF	3.750	Oct, 2012	Semi-annual	Maturity	148,710	402,427	Chile

							Total	1,951,326	1,975,900

Long-term bonds

143,27,06,91	F	535,714	UF	6.000	Apr, 2016	Semi-annual	Semi-annual	10,512,134	11,956,630	Chile

281,20,12,01	L(1)	3,000,000	UF	3.750	Oct, 2012	Semi-annual	Maturity	58,867,980	59,079,817	Chile

							Total	69,380,114	71,036,447

(1) On March 29, 2006, the Company placed bonds in the local market for a nominal amount of UF3,000,000 equivalent to US$102.1 million (historical) of a series denominated L, which is composed of 6,000 bonds with a value of UF 500 each.
These bonds mature in one installment on October 25, 2012, The annual interest rate amounts to UF + 3.75% and interest is paid semi-annually, There is a redemption option as of October 25, 2007.

17. Accruals and Write-offs:

The detail of accruals shown in liabilities is as follows:

	2007	2006
Current	ThCh$	ThCh$

Staff severance indemnities	2,157,872	497,031

Vacation	4,389,997	4,626,284

	5,837,336	5,094,213

Other employee benefits (1)	1,197,904	378,508

Employee benefit advances	(2,951,384)	(1,594,093)

Subtotal	10,631,725	9,001,943

Long-term

Staff severance indemnities	35,348,623	38,154,374

Total	45,980,348	47,156,317

(1) Includes provisions as per current union agreement.

During the year, there were bad debt write-offs of ThCh$6,854,823 in 2007 and ThCh$15,542,845 in 2006, which were charged against the respective allowance for doubtful accounts.

94          Telefónica Chile S.A. | Annual Report 2007

18. Staff severance indemnities:

The detail of the charge to income for staff severance indemnities is as follows:

	2007	2006
	ThCh$	ThCh$

Beginning balance (1)	35,988,273	38,463,548

Payments for the year	(2,812,082)	(6,340,125)

Changes in actuarial hypotheses	-	3,004,409

Provision increase	4,330,304	3,523,573

Ending Balance	37,506,495	38,651,405

(1) The previous year is shown restated for comparative purposes.

19. Minority interest:

Minority interest recognizes the portion of equity and net income of subsidiaries owned by third parties,The detail for 2007 and 2006 is as follows:

	Percentage Minority Interest		Participation in equity		Participation in net income (loss)
	2007	2006	2007	2006	2007	2006
Subsidiaries	%	%	ThCh$	ThCh$	ThCh$	ThCh$

Instituto Telefónica Chile S.A.	-	-	-	-	-	(50,721)

Telefónica Larga Distancia S.A.	0.13	0.69	227,956	1,131,952	25,964	112,645

Fundación Telefónica Chile	50.00	50.00	53,067	189,361	(136,294)	(106,622)

Telefónica Gestión Servicios Compartidos de Chile S.A.	0.001	0.001	16	15	1	(1)

Total			281,039	1,321,328	(110,329)	(44,699)

20. Shareholders’ equity:

During the 2007 and 2006, changes to shareholders’equity accounts are as follows:

						Total
		Other	Retained		Interim	shareholders´
	Paid-in capital	reserves	earnings	Net income	dividend	equity
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

2007
Balances as of December 31, 2006	890,894,953	(3,000,511)	-	23,353,046	(10,486,613)	900,760,875

Transfer of 2006 income to retained earnings	-	-	23,353,046	(23,353,046)	-	-

Cumulative translation adjustment	-	(762,270)	-	-	-	(762,270)

Capital decrease	(48,815,012)	-	-	-	-	(48,815,012)

Absorption of interim dividends	-	-	(10,486,613)	-	10,486,613	-

2006 final dividends	-	-	(12,866,433)	-	-	(12,866,433)

Interim dividends	-	-	-	-	(5,742,943)	(5,742,943)

Price-level restatement, net	62,655,621	(171,545)	-	-	(63,172)	62,420,904

Other reserves	-	682,346	-	-	-	682,346

Net income	-	-	-	10,856,131	-	10,856,131

Balances as of December 31, 2007	904,735,562	(3,251,980)	-	10,856,131	(5,806,115)	906,533,598

2006
Balances as of December 31, 2005	912,692,729	(1,751,241)	-	25,183,320	(10,549,786)	925,575,022

Transfer of 2005 income to retained earnings	-	-	25,183,320	(25,183,320)	-	-

Cumulative translation adjustment	-	(530,149)	-	-	-	(530,149)

Capital decrease	(40,200,514)	-	-	-	-	(40,200,514)

Absorption of interim dividends	-	-	(10,528,728)	-	10,528,728	-

2005 final dividends	-	-	(14,654,592)	-	-	(14,654,592)

Interim dividends	-	-	-	-	(10,528,728)	(10,528,728)

Price-level restatement, net	18,402,738	(44,867)	-	-	63,173	18,421,044

Other reserves	-	(674,254)	-	-	-	(674,254)

Net income	-	-	-	23,353,046	-	23,353,046

Balances as of December 31, 2006	890,894,953	(3,000,511)	-	23,353,046	(10,486,613)	900,760,875

Restated balances as of December 31, 2007	956,821,180	(3,222,549)	-	25,081,171	(11,262,622)	967,417,180

96          Telefónica Chile S.A. | Annual Report 2007

20. Shareholders’ Equity, continued:

(a) Paid-in capital:

As of December 31, 2007 the Company’s paid-in capital is as follows:

NUMBER OF SHARES:

Series	No, of subscribed shares	No, of paid shares	No, of shares with voting rights

A	873,995,447	873,995,447	873,995,447
B	83,161,638	83,161,638	83,161,638

PAID-IN CAPITAL:

Series	Subscribed Capital ThCh$	Paid-in Capital ThCh$

A	826,128,516	826,128,516
B	78,607,046	78,607,046

(b) Shareholder distribution:

As indicated in SVS Circular No,792, the stratification of shareholders by percentage of ownership in the Company as of December 31, 2007 is as follows:

Type of shareholder	Percentage of Total holdings %	Number of shareholders

10% holding or more	60.87	2
Less than 10% holding:
Investment equal to or exceeding UF 200	38.39	1,381
Investment under UF 200	0.74	10,706

Total	100.00	12,089

Controlling company	44.90	1

(c) Dividends:

i) Dividend policy:

In accordance with Law No,18,046, unless otherwise decided at the Shareholders Meeting by unanimous vote of the outstanding shares, when there is net income, at least 30% must be allocated in dividend payments.

Taking into consideration the cash situation, the levels of projected investment and the solid financial indicators for 2005 and future years, on April 14, 2005, the Ordinary Shareholders’ Meeting modified the dividend distribution policy reported at the Ordinary Shareholders’ Meeting of April 2004, and agreed to distribute 100% of net income generated during the respective year by means of an interim dividend in November of each year and a final dividend in May of the following year.

20. Shareholders’ Equity, continued:

(c) Dividends, continued:

ii) Dividend distributed:

On April 20, 2006, modification of the Company bylaws was approved in order to decrease capital by ThCh$40,200,514 (historical), for the purpose of distributing additional cash to the shareholders in 2006. That distribution was equivalent to Ch$42 per share and Ch$168 per ADR.

On October 26, 2006, the Board of Directors agreed to pay interim dividend No. 172, in the amount of ThCh$10,528,728 (historical), equivalent to Ch$11 per share.

On April 13, 2007, the Ordinary Shareholders’ Meeting approved payment of final dividend No.173, in the amount of ThCh$12,866,433 (historical), equivalent to Ch$13.44234 per share, with a charge to 2006 net income. The dividend was paid on May 15, 2007.

Additionally, the Extraordinary Shareholders’ Meeting held on April 13, 2007, approved modification of the company bylaws in order to decrease capital by ThCh$48,815,012 (historical), in order to distribute additional cash to the shareholders in 2007. The capital distribution was equivalent to Ch$51 per share.

On October 24, 2007, the Board of Directors agreed to pay interim dividend No. 174 of Ch$6 per share, equivalent to ThCh$ 5,742,943 (historical), with a charge to net income generated by the Company as of September 30, 2007.

(d) Other reserves:

Other Reserves include the participation of the reserve established byTelefónica Larga Distancia S.A.for the acquisition of the shares of dissident minority shareholders and the net effect of the adjustment for conversion differences as established in Technical Bulletin No. 64 of the Chilean Association of Accountants, the detail of which is as follows:

		Amount
		December 31, 2006	Price-level restatement	Net Movement	Balance as of Dec. 31, 2007
	Company	ThCh$	ThCh$	ThCh$	ThCh$

96,551,670-0	Telefónica Larga Distancia S.A.	(682,346)	-	682,346	-
Foreign	TBS Celular Participación S.A.	(2,318,165)	(171,545)	(762,270)	(3,251,980)

Total		(3,000,511)	(171,545)	(79,924)	(3,251,980)

21. Other Non-Operating Income and Expenses:

(a) Other non-operating income:

The detail of other non-operating income is as follows:

	2007	2006
Other Income	ThCh$	ThCh$

Administrative services	1,519,944	200,804
Fines levied on suppliers and indemnities	434,148	135,178
Proceeds from sale of used equipment	2,194,015	651,041
Real estate rental	85,923	375,260
Other	753,527	374,232

Total	4,987,557	1,736,515

98          Telefónica Chile S.A. | Annual Report 2007

21. Other Non-Operating Income and Expenses, continued:

(b) Other non-operating expenses:

The detail of other non-operating expenses is as follows:

Other Expenses	2007 ThCh$	2006 ThCh$

Restructuring costs (1)	3,522,374	10,234,114
Lawsuit and other provisions	6,224,095	2,208,607
	5,915,253	4,349,792
Extraordinary payment to contractors	3,140,175	818,590
Other	535,227	503,915

Total	19,337,124	18,115,018

22. Price-level restatement:

The detail of price-level restatement is as follows:

Assets (Charges) Credits	Indexation	2007 ThCh$	2006 ThCh$

Inventory	CPI	122,926	27,517
Prepaid expenses	CPI	76,224	(1,348)
Prepaid expenses	UF	-	23,888
Other current assets	CPI	103,751	126,749
Other current assets	UF	2,642,758	84,799
Short and long-term deferred taxes	CPI	7,566,105	2,563,783
Property, plant and equipment	CPI	93,245,438	29,905,187
Investments in related companies	CPI	377,614	142,347
Goodwill	CPI	1,228,409	399,081
Long-term receivables	CPI	-	(353,059)
Long-term receivables	UF	2,079	155,222
Other long-term assets	CPI	2,463,079	847,689
Other long-term assets	UF	62,296	(111,249)
Expense accounts	CPI	22,988,597	4,842,492

Total Credits		130,879,276	38,653,098

Liabilities – Shareholders’ Equity (Charges) Credits	Indexation	2007 ThCh$	2006 ThCh$

Short-term obligations	UF	(511,182)	(160,508)
Long-term obligations	CPI	-	(28,899)
Long-term obligations	UF	(31,681,683)	(10,730,595)
Shareholders’ equity	CPI	(62,420,904)	(19,784,201)
Revenue accounts	CPI	(34,511,798)	(7,410,898)

Total (Charges)		(129,125,567)	(38,115,101)

Price-level restatement, net		1,753,709	537,997

23. Foreign currency translation:

The detail of the gain on foreign currency translation is as follows:

Assets (Charges) Credits	Currency	2007 ThCh$	2006 ThCh$

Current assets	US$	(294,615)	3,968,236
Current assets	Euro	(27,130)	2,251
Current assets	Real	167,147	152,577
Long-term receivables	US$	609,700	1,516,364
Other long-term assets	US$	-	(913)

Total Credits		455,102	5,638,515

Liabilities (Charges) Credits	Currency	2007 ThCh$	2006 ThCh$

Short-term obligations	US$	547,803	(2,174,316)
Short-term obligations	Euro	19,210	(56,121)
Short-term obligations	Real	(1,028)	88,100
Short-term obligations	JPY	(209)	-
Long-term obligations	US$	(1,381,311)	(3,319,087)

Total (Charges)		(815,535)	(5,461,424)

Foreign currency translation, net		(360,433)	177,091

24. Expenses from issuance and placement of shares and debt:

The detail of this item is as follows:

	Short-term		Long-term
	2007 ThCh$	2006 ThCh$	2007 ThCh$	2006 ThCh$

Bond issuance expenses	135,766	137,307	584,850	735,070
Discount on debt	242,292	247,484	956,502	1,203,109

Total	378,058	384,791	1,541,352	1,938,179

The corresponding items are classified as Other Current Assets and Other Long-term Assets, as applicable, and are amortized over the term of the respective obligations.

100          Telefónica Chile S.A. | Annual Report 2007

25. Cash flows:

Financing and investing activities that do not generate cash flows during the year, but which generate future cash flows are as follows:

a) Financing activities: Financing activities that generate future cash flows are as follows:

Obligations with banks and financial institutions - Notes 14 and 15
Obligations with the public - Note 16

b) Investing activities: Investing activities that generate future cash flows are as follows:

	Maturity	ThCh$

CERO	2008	3,563,309
BCU	2008	1,799,249

c) Cash and cash equivalents:

	2007 ThCh$	2006 ThCh$

Cash	5,353,159	10,820,504
Time deposits	73,194,543	29,581,950
Other current assets	-	4,004,283

Total	78,547,702	44,406,737

26. Derivative Contracts:

The detail of derivative contracts is as follows:

Description of Contract								Value of Hedged Item ThCh$	Affected Accounts
						Hedged Item or Transaction			Asset/Liability		Effect on Income
Type of Derivate	Type of Contract	Contract Value	Maturity or Expiration	Specific Item	Purchase Sale Position	Name	Amount		Name	Amount ThCh$	Realized ThCh$	Unrelized ThCh$

S	CCPE	150,000,000	III Quarter 2008	Exchange rate	C	Oblig,in US$	150,000,000	74,533,500	assets	74,743,943	(10,288,340)	-
									liabilities	(97,167,238)
S	CCPE	100,000,000	II Quarter 2009	Exchange rate	C	Oblig,in US$	100,000,000	49,689,000	assets	49,669,022	(6,456,141)	-
									liabilities	(64,615,995)
S	CCPE	120,000,000	II Quarter 2011	Exchange rate	C	Oblig,in US$	120,000,000	59,626,800	assets	59,653,568	(9,382,483)	-
									liabilities	(73,377,129)
S	CCTE	100,000,000	IV Quarter 2009	Exchange rate	C	Oblig,in US$	100,000,000	49,689,000	assets	49,639,748	(4,259,237)	(201,836)
									liabilities	(63,718,533)
S	CCTE	30,000,000	II Quarter 2011	Exchange rate	C	Oblig,in US$	30,000,000	14,906,700	assets	14,832,944	(5,917,546)	(242,767)
									liabilities	(17,722,570)
FR	CI	13,331,151	I Quarter 2008	Exchange rate	C	-	-	-	assets	6,624,114	(7,856)	-
									liabilities	(6,731,323)
FR	CI	641,546	I Quarter 2008	Exchange rate	C	-	-	-	assets	179,838	33,227	-
									liabilities	(146,612)

Exchange forward contracts expensed during the year (net)											1,352,024

						Total			1,352,024	-	(34,926,352)	(444,603)

Type of derivates: FR: Forwad	Type of Contract: CCPE: Hedge contract for existing transactions
S: Swap	CI: Investment hedge contract
CCTE: Hedge contract for anticipated transactions

27. Contingencies and commitments:

a) Lawsuit against the State of Chile:

(i) Having exhausted all administrative remedies aimed at correcting the errors and illegal actions taken in the tariff-setting process of 1999, in March 2002, the Company filed a lawsuit for damages against the Government of Chile in the amount of ThCh$ 181,038,411, plus readjustments and interest, covering past and future damages incurred up to May 2004.

The judicial process is currently at the sentencing stage.

(ii) Telefónica Chile and Telefónica Larga Distancia filed an indemnity suit against the State of Chile, claiming damages caused due to modification of the telecommunications cable network due to works carried out by highway concessionaries from 1996 to 2000.

The amount of the damages claimed consists in both companies having been obligated to pay to transfer their telecommunications networks due to the construction of public works concessioned under the Concessions Law in the amount of:

a.- Compañía de Telecomunicaciones de Chile S.A.:ThCh$ 1,929,207 (historical)
b.- Telefónica Larga Distancia S.A.: ThCh$ 2,865,209 (historical)

Currently in the process of dictating final sentence.

102          Telefónica Chile S.A. | Annual Report 2007

27. Contingencies and commitments, continued:

b) Lawsuits:

(i) Voissnet Lawsuit:

On March 14, 2005, Telefónica Chile responded to the complaint filed by Voissnet before the Antitrust Commission (“Tribunal de la Libre Competencia”), hereafter TDLC, for alleged events that in its opinion attempt against free competition, development of Internet technology, fundamentally broadband telephony, and access to broadband, by establishing a prohibition to provide voice services through the broadband Interned access provided by Telefónica Chile. Voissnet intends for the TDLC to obligate Telefónica Chile to allow third parties to provide IP Telephony through the Internet using its ADSL.

On October 26, 2006, the Company was notified of the sentence dictated by the Antitrust Commission, which partially accepted the complaint filed by Voissnet S.A. and the requirement of the National Economic Attorney General’s Office (“Fiscalía Nacional Económica”), which sentenced Telefónica Chile to pay a fine of 1,500 UTA.

On July 4, 2007, the Supreme Court dictated sentence on the complaint filed by Telefónica Chile, against the ruling of the Antitrust Commission, which partially accepted the complaint filed by Voissnet and the requirement of the National Economic Attorney General’s Office (“Fiscalía Nacional Económica”), and reduced the fine from 1,500 to 556 UTA, eliminating whereas clauses 72 to 81 of the TDLC’s ruling, which would allow Voissnet to act without a concession, and leaving in force the whereas clauses that declare that broadband is a non-regulated service that does not require concession.

(ii) New Voissnet complaint:

On July 12, 2007 Voissnet filed a complaint before the Antitrust Commission (TDLC) against Telefónica Chile for alleged cross subsidy in the joint commercialization of its broadband and fixed telephony services, taking advantage of its dominant position in those markets. The complaint was notified on August 20, 2007.

Telefónica Chile requested that the complaint be rejected, with costs, since the packaged voice and broadband offers are due to a competitive dynamic, and it has not incurred in practices that attempt against free competition.

Currently the complaint is at the stage where the Court must dictate the resolution setting the facts on which evidence must be rendered.

iii) Complaint filed by VTR Telefónica S.A.:

On June 30, 2000, VTR Telefónica S.A. filed an ordinary lawsuit, claiming payment of Ch$2,204 million, plus amounts accrued during the lawsuit, for the concept of access charges for the use if its networks. It based its complaint on the differences originated due to the reduction of access charges after Tariff Decree No. 187 came into effect, Telefónica Chile sustained that the access charge tariffs that both parties must pay each other for the reciprocal use of their networks are regulated by a signed contract which VTR is ignoring. The first instance sentence accepted VTR’s complaint and the compensation alleged in subsidy by Telefónica Chile. The Company filed an ordinary public motion and appeal, which are pending before the Santiago Court of Appeals.

There are two other cases related to the previous judicial process. The first was filed by VTR in 2002 before Subtel for alleged non-payment of invoices for access charges set by D.S. 26, to obligate Telefónica Chile to pay those invoices and impose the fines foreseen in the General Telecommunications Law. That case has been suspended by order of the Minster at that time, until there is a sentence in the judicial proceeding filed by VTR in 2000. The other case was filed by Telefónica Chile on June 6, 2003, for VTR’s non payment of access charges according to the contract signed between the parties and it has been suspended until there is a sentence in the first of the mentioned lawsuits.

In turn, on December 21, 2005 Telefónica Chile sued VTR for non payment of automatic reversal of charges services (800-services) in the amount of Ch$1,500 million, plus sums accrued during the course of the lawsuit. VTR filed a counterclaim for the same concepts, in the amount of Ch$1,200 million. That judicial process is at the first instance proceeding stage.

(iv) Manquehue Net:

On June 24, 2003, Telefónica Chile filed a forced contract fulfillment complaint with damage indemnity before the arbitration court of Mr. Víctor Vial del Río against Manquehue Net, for the amount of ThCh$3,647,689, and the sums accrued during the proceeding. On the same date, Manquehue Net filed a discount compliance complaint (in the amount of UF 107,000), in addition to a claim to obligate (signing of 700 service contracts).

On April 11, 2005, the Arbitrator notified the first instance sentence that accepted the complaint of Telefónica Chile, sentencing Manquehue Net to pay approximately Ch$ 452 million, and at the same time accepted the complaint filed by Manquehue Net sentencing Telefónica Chile to pay UF 47,600.

Telefónica Chile filed ordinary public law motions against both sentences, which are currently pending before the Santiago Court of Appeals.

27. Contingencies and restrictions, continued:

(v) Chilectra and CGE:

In June 2006, Telefónica Chile filed complaints against Chilectra S.A. and Río Maipo (today CGE Distribución), requesting an adjusted refund of the Reimbursable Financial Contributions (AFR) (“Aportes Financieros Reembolsables”) that the company paid between 1992 and 1998, in virtue of the Electric Law. The amounts to be restored amount to ThCh$899,658 and ThCh$117,350, respectively. The complaints have been recently notified and are at the discussion stage.

(vi) Writ of Relief (“Recurso de Protección”):

On June 28, 2006 television channels UCTV and TVN filed a writ of relief against Telefónica Chile requesting suspension of the inclusion of such signals in the Digital Television plans. On June 30, the Court of Appeals declared the writ inadmissible, which was confirmed on July 4, when it rejected the filed motion to set aside.

The complaint filed before the Supreme Court by the television channels against the ministers members of the Court, was declared inadmissible on July 13, 2006, which put an end to the intentions of the channels.

(vii) Labor lawsuits:

Labor lawsuits have been filed against the company during the normal course of operations.

To date there are certain labor proceedings involving former employees that claim wrongful dismissal. These employees did not sign contract termination agreements or receive severance indemnity for years of service. On several occasions the Supreme Court has reviewed the sentences dictated on the subject, accepting the Company’s thesis, ratifying the validity of the terminations; however, there are certain lawsuits pending first instance sentencing.

There are also other lawsuits that involve former employees in certain proceedings, with paid staff severance indemnities and paid and signed contract termination agreements, who in spite of having chosen voluntary retirement plans or having been terminated due to company needs, intend to have them annulled. Of these lawsuits, to date, two have been favorable to the Company, rejecting the annulment.

Certain Syndicates have filed complaints before the Santiago Labor Courts, requesting indemnification for various concepts.

(viii) Other lawsuits:

During the last quarter of 2007, resolutions dictated by the Ministry of Transport and Telecommunications were notified, in which fines were applied due to non-compliance with the previous resolutions, which altogether amount to UTM 33,700. Telefónica Chile has filed appeals against those resolutions, which are currently in process and pending sentence. It should be noted that the resolutions consider daily fines, which as of December 31, 2007 are estimated to amount to close to UTM 1,200.

Management and its internal and external legal counsel periodically monitor the evolution of the lawsuits and contingencies affecting the Company during the normal course of its operations, analyzing in each case the possible effects on the financial statements. Based on this analysis and the information available to date, management and its legal counsel believe that it is unlikely that the Company’s income and equity will be significantly affected by loss contingencies that could eventually represent significant liabilities in addition to those already recorded in the financial statements.

(c) Financial restrictions

In order to develop its investment plans, the Company has obtained financing both in the domestic market and abroad (notes 14, 15 and 16) which establish, among other things: clauses on the maximum debt the Company may maintain.

The maximum debt ratio is 1.60.

Non-compliance with these clauses implies that all the obligations assumed in these financing contracts would be considered due and payable.

As of December 31, 2007, the Company complies with all financial restrictions.

104          Telefónica Chile S.A. | Annual Report 2007

27. Contingencies and restrictions, continued:

(c) Guarantee Deposits:

The detail of guarantee deposits is as follows:

	Debtor				Liberation of guarantee
Creditor of the Guarantee	Company Name	Relation	Type of the Guarantee	In force Tickets M$	2008 M$	2009 M$	2010 M$

Subsecretaría de Transporte	T.G. Serv. Compartidos S.A	Subsidiary	Deposit	112,830	112,830	-	-
Subsecretaría de Transporte	T.G. Serv. Compartidos S.A.	Subsidiary	Deposit	112,830	112,830	-	-
Subsecretaría de Transporte	T.G. Serv. Compartidos S.A	Subsidiary	Deposit	112,830	112,830	-	-
Subsecretaría de Transporte	T.G. Serv. Compartidos S.A	Subsidiary	Deposit	112,830	112,830	-	-
Subsecretaría de Pesca	Telefónica Larga Distancia S.A	Subsidiary	Deposit	400	400	-	-
Secretaría de Desarrollo Regional	Telefónica Larga Distancia S.A	Subsidiary	Deposit	1,000	1,000	-	-
Cámara de Diputados de Chile	Telefónica Larga Distancia S.A	Subsidiary	Deposit	15,000	15,000	-	-
Cámara de Diputados de Chile	Telefónica Larga Distancia S.A	Subsidiary	Deposit	2,000	2,000	-	-
Servicio Nacional de Pesca	Telefónica Larga Distancia S.A	Subsidiary	Deposit	500	500	-	-
Consejo de Defensa del Estado	Telefónica Larga Distancia S.A	Subsidiary	Deposit	700	700	-	-
Consejo de Defensa del Estado	Telefónica Larga Distancia S.A	Subsidiary	Deposit	700	700	-	-
Dir. Nac. de Log. De Carabineros de Chile	Telef. Empresas Chile S.A.	Subsidiary	Deposit	409,829	409,829	-	-
Serv.de Registro Civil e Identif.	Telef. Empresas Chile S.A.	Subsidiary	Deposit	293,359	293,359	-	-
Estado Mayor de Defensa Nacional	Telef. Empresas Chile S.A.	Subsidiary	Deposit	156,244	156,244	-	-
Fuerza Aérea de Chile - Comando Log.	Telef. Empresas Chile S.A.	Subsidiary	Deposit	119,394	119,394	-	-
Estado Mayor de Defensa Nacional	Telef. Empresas Chile S.A.	Subsidiary	Deposit	118,948	118,948	-	-
Instituto de Desarrollo Agropecuario	Telef. Empresas Chile S.A.	Subsidiary	Deposit	108,867	-	-	108,867
Inst. de Normalización Previsional	Telef. Empresas Chile S.A.	Subsidiary	Deposit	98,231	-	98,231	-
Min. Público Fiscalía Nacional	Telef. Empresas Chile S.A.	Subsidiary	Deposit	98,113	98,113	-	-
Dir. Gral de Gendarmería de Chile	Telef. Empresas Chile S.A.	Subsidiary	Deposit	88,577	-	-	88,577
Serv. De Salud Metropolitano Occidente	Telef. Empresas Chile S.A.	Subsidiary	Deposit	60,000	60,000	-	-
Corp. Administ. del Poder Judicial	Telef. Empresas Chile S.A.	Subsidiary	Deposit	55,672	-	-	55,672
Cía. Minera Barrica Chile	Telef. Empresas Chile S.A.	Subsidiary	Deposit	44,807	44,807	-	-
Corp. Administ.del Poder Judicial	Telef. Empresas Chile S.A.	Subsidiary	Deposit	43,315	-	43,315	-
Servicio Agrícola y Ganadero	Telef. Empresas Chile S.A.	Subsidiary	Deposit	44,973	44,973	-	-
I. Municipalidad de la Florida	Telef. Empresas Chile S.A.	Subsidiary	Deposit	33,005	-	33,005	-
Serv. Nacional de Aduana	Telef. Empresas Chile S.A.	Subsidiary	Deposit	32,505	-	32,505	-
Banco del Desarrollo	Telef. Empresas Chile S.A.	Subsidiary	Deposit	31,462	-	-	31,462
Corp. Administ.del Poder Judicial	Telef. Empresas Chile S.A.	Subsidiary	Deposit	30,000	30,000	-	-
Constructora San Francisco	Telefónica Chile S.A.	Parent Company	Deposit	992,321	992,321	-	-
Subsecretaría de Telecomunicaciones	Telefónica Chile S.A.	Parent Company	Deposit	834,161	713,149	121,012	-
Serviu Región Metropolitana	Telefónica Chile S.A.	Parent Company	Deposit	83,580	73,437	10,143	-
Terminal Aéreo Santiago S.A.	Telefónica Chile S.A.	Parent Company	Deposit	29,434	-	29,434	-
Dir. Regional de Vialidad VII Región	Telefónica Chile S.A.	Parent Company	Deposit	34,964	34,964	-	-
Emp. de Transp. De Pasajeros Metro S.A.	Telefónica Chile S.A.	Parent Company	Deposit	13,953	589	13,364	-
Others Guarantee	Telef. Empresas Chile S.A.	Subsidiary	Deposit	756,497	756,497	-	-
Others Guarantee	Telefónica Chile S.A.	Parent Company	Deposit	229,379	205,181	23,398	800

Total				5,313,210	4,623,425	404,407	285,378

28. Third party guarantees:

The Company has not received any guarantees from third parties.

29. Local and Foreign Currency:

a) A summary of the assets in local and foreign currency is as follows:

		2007	2006
Description	Currency	ThCh$	ThCh$

Total current assets :		352,577,137	315,447,521

Cash	Non-indexed Ch$	5,074,572	6,683,303
	US$	217,435	4,089,307
	Euros	61,152	47,894
Time deposits	Non-indexed Ch$	5,828,287	326,122
	Non-indexed Ch$	69,297,338	26,231,820
	US$	483,424	3,024,008
Marketable securities	Indexed Ch$	5,362,558	2,092,494
	US$	-	15,374,615
Notes and accounts receivable(1)	Indexed Ch$	37,971	42,415
	Non-indexed Ch$	191,452,390	200,235,375
	US$	999,641	1,904,472
	Euros	22,421	139,463
Accounts receivable from related companies	Non-indexed Ch$	9,441,242	13,957,143
	US$	10,340,193	4,753,507
Other current assets(2)	Indexed Ch$	8,470,818	9,170,000
	Non-indexed Ch$	44,874,560	22,736,244
	US$	579,910	4,625,248
	Reales	33,225	14,091

Total property, plant and equipment :		1,257,311,271	1,330,430,221

Property, plant and equipment and accumulated Depreciation	Indexed Ch$	1,257,311,271	1,330,430,221

Total other long-term assets		75,027,333	87,770,524

Investment in related companies	Indexed Ch$	8,190,303	8,709,399
Investment in other companies	Indexed Ch$	4,488	4,488
Goodwill	Indexed Ch$	15,406,849	17,135,645
Other long-term assets(3)	Indexed Ch$	31,049,076	37,245,024
	Non-indexed Ch$	20,376,617	24,617,132
	US$	-	58,836

Total assets		1,684,915,741	1,733,648,266

Subtotal by currency	Indexed Ch$	1,331,661,621	1,405,155,808
	Non-indexed Ch$	340,516,719	294,461,017
	US$	12,620,603	33,829,993
	Euros	83,573	187,357
	Reales	33,225	14,091

(1) Includes the following balance sheet accounts:Trade Accounts Receivable, Notes Receivable and Miscellaneous Accounts Receivable.
(2) Includes the following balance sheet accounts: Inventories, Recoverable Taxes, Prepaid Expenses, Deferred Taxes and Other Current Assets.
(3) Includes the following balance sheet accounts: Long-term Debtors, Intangibles, Accumulated amortization and Others.

106          Telefónica Chile S.A. | Annual Report 2007

29. Local and Foreign Currency, continued:

b) A summary of the current liabilities in local and foreign currency is as follows:

		Up to 90 days				90 days up to 1 year
		2007		2006		2007		2006
		ThCh$		ThCh$		ThCh$		ThCh$
			Average		Average		Average		Average
			annual		annual		annual		annual
			interest		interest		interest		interest
Description	Currency	ThCh$	%	ThCh$	%	ThCh$	%	ThCh$	%

Short-term portion of obligations with banks and financial institutions	Indexed Ch$	479,881	3.18	479,332	3.16	-	-	-	-
	US$	75,845,315	5.23	1,674,160	5.70	-	-	-	-
Bonds and promissory notes payable (Promissory notes)	Non-indexed Ch$	-	-	-	-	-	-	-	-
Bonds and promissory notes payable (Bonds payable)	Indexed Ch$	-	-	1,975,900	5.54	1,951,326	5.83	-	-
	US$	-	-	-	-	-	-	-	-
Long-term obligations maturing within a year	Indexed Ch$	4,211	8.10	3,146	8.10	13,347	8.10	9,443	8.10
Accounts payable to related companies	Indexed Ch$	677,779	-	-	-	-	-	-	-
	Non-indexed Ch$	26,417,172	-	32,759,229	-	-	-	-	-
	US$	6,353,689	-	2,690,461	-	-	-	-	-
Other current liabilities (4)	Indexed Ch$	5,543,100	-	596,470	-	22,833,622	-	-	-
	Non-indexed Ch$	162,258,233	-	128,086,547	-	18,431,145	-	25,941,450	-
	US$	12,420,587	-	18,207,267	-	-	-	-	-
	Euros	201,200	-	408,918	-	-	-	-	-
	Yenes	803	-	-	-	-	-	-	-
	Reales	366,458	-	843	-	-	-	-	-

Total current liabilities		290,568,428		186,882,273	-	43,229,440	-	25,950,893	-

Subtotal by currency	Indexed Ch$	6,704,971		3,054,848		24,798,295		9,443

	Non-indexed Ch$	188,675,405		160,845,776		18,431,145		25,941,450
	US$	94,619,591		22,571,888		-		-
	Euros	201,200		408,918		-		-
	Yenes	803		-		-		-
	Reales	366,458		843		-		-

(4) Includes the following balance sheet accounts: Dividends payable,Trade accounts payable, Miscellaneous accounts payable, Accruals,Withholdings, Unearned Income and Other current liabilities.

29. Local and Foreign Currency, continued:

c) A summary of the long-term liabilities in local and foreign currency is as follows:

		1 to 3 years		3 to 5 years		5 to 10 years		over 10 years
		2007		2007		2007		2007
			Average		Average		Average		Average
			annual		annual		annual		annual
			interest		interest		interest		interest
Description	Currency	ThCh$	Rate %	ThCh$	Rate %	ThCh$	Rate %	ThCh$	Rate %

Long-term liabilities

Obligation with banks and financial institutions	Indexed Ch$	69,758,556	3.18	-	-	-	-	-	-
	US$	99,378,000	5.26	74,533,500	5.23	-	-	-	-
Bonds and promissory notes payable	Indexed Ch$	2,522,912	6.00	2,522,912	6.00 64,334,290		4.11	-	-
Other long-term liabilities(5)	Indexed Ch$	29,952,036	-	1,485,916	-	11,484,187	-	64,242,496	-
	Non-indexed Ch$	15,935,518	-	429,517	-	773,660	-	6,949,736	-

Total Long-term liabilities		217,547,022		78,971,845		76,592,137		71,192,232

Subtotal by currency	Indexed Ch$	102,233,504		4,008,828		75,818,477		64,242,496
	Non-indexed Ch$	15,935,518		429,517		773,660		6,949,736
	US$	99,378,000		74,533,500		-		-

A summary of the long-term liabilities in local and foreign currency for 2006 is as follows :

		1 to 3 years		3 to 5 years		5 to 10 years		over 10 years
		2007		2007		2007		2007
			Average		Average		Average		Average
			annual		annual		annual		annual
			interest		interest		interest		interest
Description	Currency	ThCh$	Rate %	ThCh$	Rate %	ThCh$	Rate %	ThCh$	Rate %

Long-term liabilities

Obligation with banks and financial institutions	Indexed Ch$	-	-	85,768,029	5.70	-	-	-	-
	US$	200,125,401	5.70	70,009,582	3.16	-	-	-	-
Bonds and promissory notes payable	Indexed Ch$	-	-	59,079,816	3.75	11,956,631	6.00	-	-
Other long-term liabilities (5)	Indexed Ch$	30,293,525	-	4,618,524	-	4,170,779	-	72,095,192	-
	Non-Indexed Ch$	470,105	-	485,621	-	4,924,742	-	8,078,645	-

Total long-term liabilities		230,889,031		219,961,572		21,052,152		80,173,837

Subtotal by currency	Indexed Ch$	30,293,525		149,466,369		16,127,410		72,095,192
	Non-Indexed Ch$	470,105		485,621		4,924,742		8,078,645
	US$	200,125,401		70,009,582		-		-

(5) Includes the following balance sheet accounts: Accounts payable to related companies, Miscellaneous accounts payable, Accruals, Deferred long-term taxes, Other long-term liabilities.

108          Telefónica Chile S.A. | Annual Report 2007

30. Sanctions:

Neither the Company nor its Directors and Manager shave been sanctioned by the SVS or any other administrative authority during 2007 and 2006.

31. Subsequent events:

On January 30, 2008 the Board of Directors agreed to call an Ordinary Shareholders’ Meeting for April 14, 2008, in order to approve, among other matters, payment of a final dividend (No. 175) in the amount of Ch$ 5.276058 per share equivalent to ThCh$ 5,050,016, with a charge to 2007 net income. With the distribution of this dividend plus interim dividend No. 174, distributed in November 2007, in the amount of ThCh$ 5,806,115, the Company’s dividend distribution policy, which requires distribution of 100% of net income for the year is fulfilled. Management is unaware of any other significant subsequent events that have occurred between January 1 and 30, 2008, that may affect the Company’s financial position or the interpretation of these consolidated financial statements.

32. Environment:

In the opinion of Management and the Company’s in-house legal counsel, because the nature of the Company’s operations do not directly or indirectly affect the environment, as of the closing date of these consolidated financial statements, no resources have been set aside nor have any payments been made for non-compliance with municipal ordinances or to other supervising organizations.

33. Time deposits:

The detail of time deposits is as follows:

			Principal	Rate		Principal	Accrued	2007
Placement	Institution	Currency	ThCh$	%	Maturity	ThCh$	interest	ThCh$

12-Nov-07	BBVA	CH$	600,000	6.12	3-Jan-08	600,000	4,998	604,998
12-Nov-07	BCO SANTANDER	CH$	1,900,000	6.24	3-Jan-08	1,900,000	16,137	1,916,137
13-Nov-07	BBVA	CH$	900,000	6.12	3-Jan-08	900,000	7,344	907,344
13-Nov-07	BANK BOSTON	CH$	700,000	6.00	3-Jan-08	700,000	5,600	705,600
21-Nov-07	CORP BANCA	CH$	6,100,000	6.24	21-Jan-08	6,100,000	42,293	6,142,293
21-Nov-07	BCO SANTANDER	CH$	600,000	6.36	21-Jan-08	600,000	4,240	604,240
21-Nov-07	BCO SANTANDER	CH$	1,600,000	6.36	14-Jan-08	1,600,000	11,307	1,611,307
22-Nov-07	BBVA	CH$	2,300,000	6.18	9-Jan-08	2,300,000	15,399	2,315,399
23-Nov-07	BBVA	CH$	1,900,000	6.18	10-Jan-08	1,900,000	12,394	1,912,394
27-Nov-07	BBVA	CH$	2,700,000	6.18	11-Jan-08	2,700,000	15,759	2,715,759
28-Nov-07	BCO CHILE	CH$	3,400,000	6.36	14-Jan-08	3,400,000	19,296	3,419,296
29-Nov-07	BCO CHILE	CH$	3,100,000	6.36	2-Jan-08	3,100,000	17,526	3,117,526
30-Nov-07	BCO CHILE	CH$	3,400,000	6.36	25-Jan-08	3,400,000	18,620	3,418,620
30-Nov-07	BCI	CH$	1,300,000	6.12	21-Jan-08	1,300,000	6,851	1,306,851
7-Dec-07	BCO FALABELLA	CH$	2,100,000	6.06	24-Jan-08	2,100,000	8,484	2,108,484
7-Dec-07	BCO SECURITY	CH$	900,000	6.36	24-Jan-08	900,000	3,816	903,816
10-Dec-07	BCO SECURITY	CH$	1,500,000	6.36	21-Jan-08	1,500,000	5,565	1,505,565
11-Dec-07	CITIBANK NA	CH$	5,100,000	5.88	11-Jan-08	5,100,000	16,660	5,116,660
14-Dec-07	BANK BOSTON	CH$	2,600,000	6.96	14-Jan-08	2,600,000	8,545	2,608,545
14-Dec-07	CORP BANCA	CH$	1,400,000	6.84	14-Jan-08	1,400,000	4,522	1,404,522
14-Dec-07	BCO SECURITY	CH$	600,000	6.72	14-Jan-08	600,000	1,904	601,904
14-Dec-07	BCI	CH$	4,900,000	6.60	14-Jan-08	4,900,000	15,272	4,915,272
18-Dec-07	BCI	CH$	4,100,000	7.20	20-Feb-08	4,100,000	10,660	4,110,660
26-Dec-07	BCO SANTANDER	CH$	1,900,000	7.32	20-Feb-08	1,900,000	1,932	1,901,932
27-Dec-07	BCO SANTANDER	CH$	4,500,000	7.20	20-Mar-08	4,500,000	3,600	4,503,600
27-Dec-07	BCO FALABELLA	CH$	1,400,000	6.96	20-Mar-08	1,400,000	1,083	1,401,083
27-Dec-07	BCI	CH$	100,000	6.72	20-Mar-08	100,000	75	100,075
28-Dec-07	BANK BOSTON	CH$	3,000,000	7.08	1-Feb-08	3,000,000	1,770	3,001,770
28-Dec-07	BANK BOSTON	CH$	2,000,000	7.08	12-Feb-08	2,000,000	1,180	2,001,180
24-Oct-07	BBVA	UF	109	2.80	21-Feb-08	2,130,236	11,267	2,141,503
26-Oct-07	HSBC	UF	93	2.25	25-Feb-08	1,824,613	7,526	1,832,139
2-Nov-07	HSBC	UF	77	2.35	12-Mar-08	1,516,774	5,841	1,522,615
13-Dec-07	CITIBANK NA	UF	123	2.80	10-Jun-08	2,411,130	3,376	2,414,506
26-Dec-07	CITIBANK NY	US$	700	3.85	4-Jan-08	347,823	186	348,009
4-Dec-07	BCI	UF	17	1.20	4-Mar-08	331,731	299	332,030
10-Dec-07	BCI	US$	159	5.23	9-Jan-08	78,990	241	79,231
10-Dec-07	BCI	US$	113	5.23	9-Jan-08	56,013	171	56,184

Total						75,297,310	311,739	75,609,049

34. Accounts payable:

	2007	2006
Description	ThCh$	ThCh$

Suppliers
Chilean	145,642,867	93,427,928
Foreign	10,893,596	25,128,964
Provision for work in progress	5,893,940	5,587,024

Total	162,430,403	124,143,916

35. Other accounts payable:

The detail of other accounts payable is as follows:

	2007	2006
Description	ThCh$	ThCh$

Exchange insurance contract payables	23,464,760	91,057
Billing on behalf of third parties	3,998,816	6,629,375
Accrued supports	698,614	1,351,411
Carrier service	438,512	6,842,935
Others	53,837	42,785

Sub Total	28,654,539	14,957,563

	2007	2006
Description	ThCh$	ThCh$

Exchange insurance contract creditors	45,373,745	30,298,080

Sub Total	45,373,745	30,298,080

Total	74,028,284	45,255,643

Antonio José Coronet	José Molés Valenzuela
Accountant Manager	General Manager

110          Telefónica Chile S.A. | Annual Report 2007

MANAGEMENT’S DISCUSSION AND ANALYSIS OF THE CONSOLIDATED FINANCIAL STATEMENTS

1. Highlights

Capital Reduction

Shareholders at the Extraordinary Shareholders’ Meeting held on April 13, 2007 approved the following:

a) Reduce paid-in capital by Ch$ 48,815,011,335, maintaining the same amount of shares issued by the Company, for a payout of Ch$ 51 per share. The Board of Directors will set the date of payment to the shareholders.
b) Modify the Company bylaws to reflect the previous agreements.

On May 23, 2007, the Board of Directors of Telefónica Chile agreed to pay the capital decrease of Ch$48,815,011,335 to the shareholders on June 12, 2007.

Appointment of Directors

Telefónica Chile

Shareholders at the General Shareholders’ Meeting held on April 13, 2007 approved the following:

i) Appoint the following people as Series A Directors of Compañía de Telecomunicaciones de Chile S.A.:

Directors	Alternates
Emilio Gilolmo López	José María Alvarez-Pallete
Narcis Serra Serra	Manuel Alvarez-Tronge
Andrés Concha Rodríguez	Luis Cid Alonso
Fernando Bustamante Huerta	Mario Vásquez
Hernán Cheyre Valenzuela	Carlos Díaz Vergara
Patricio Rojas Ramos	Benjamín Holmes Bierwirth

ii) Designate the following people as Series B Directors of Compañía de Telecomunicaciones de Chile S.A.:

Director	Alternate
Marco Colodro Hadjes	Alfonso Ferrari Herrero

Telefónica Larga Distancia

Shareholders at the General Shareholders’ Meeting held on April 12, 2007 agreed to appoint the following people as directors:

-Emilio Gilolmo López
-José Moles Valenzuela
-Julio Covarrubias Fernández
-Diego Martínez-Caro de la Concha-Castañeda
-Humberto Soto Velasco
-Cristian Aninat salas
-Juan Antonio Etcheverry Duhalde

The Company’s Board of Directors meeting held on December 19, 2007, agreed to designate Mr. Manuel Plaza Martin as director, replacing Mr. Julio Covarrubias Fernández.

Telefónica Multimedia Chile

Shareholders at the General Shareholders’ Meeting held on April 20, 2007 agreed to appoint the following people as directors:

-José Moles Valenzuela
-Julio Covarrubias Fernández
-Humberto Soto Velasco
-Juan Antonio Etcheverry Duhalde
-Cristian Aninat Salas

Telefónica Asistencia y Seguridad

The resignation of Director Mr. Julio Covarrubias Fernández was announced at the Board Meeting held on September 25, 2007, and Mr. Manual Plaza Martin was appointed Company director in his replacement.

Instituto Telefónica

The resignation of Mr. Julio Covarrubias Fernández as President and Director was announced at the Board Meeting held on September 7, 2007, and Mr. José Morales Valenzuela was appointed president of the Company.

Resignation of the Vice President of Finance

Telefónica Chile

At the Board of Directors Meeting held on August 27, 2007, the announcement was made that on August 31, 2007, Mr. Julio Covarrubias

MANAGEMENT’S DISCUSSION AND ANALYSIS OF THE CONSOLIDATED FINANCIAL STATEMENTS

1. Highlights, continued

Fernandez, who presented his voluntary resignation, would cease to be Vice President of Finance.

Resignation and appointment of General Manager

Telefónica Asistencia y Seguridad

The resignation of General Manager, Mr. Raúl Venegas Carulla was announced at the Board Meeting held on August 22, 2007. Mr. Daniel Arnaldo Domínguez was appointed as the new general manager of the Company beginning on September 1, 2007.

Telefónica Gestión de Servicios Compartidos Chile

The resignation of General Manager, Mr. Julio Covarrubias Fernández was announced at the Board Meeting held on August 31, 2007 and Mr. César Valdéz Morales was appointed general manager beginning on September 1, 2007.

Instituto Telefónica

The resignation of General Manager, Mr. Reinaldo Neira Molina was announced at the Board Meeting held on September 7, 2007 and Mr. Rubén Sepúlveda Miranda was appointed general manager beginning on September 1, 2007.

Dividend Policy

Telefónica Chile

Shareholders at the General Shareholders’ Meeting held on April 13, 2007 agreed to distribute 2006 net income by paying a final dividend of Ch$13.44234 per share, to be paid on May 15, 2007. In accordance with the current dividend policy, this dividend added to the interim dividend that was approved in October 2006 add up to 100% of 2006 net income.

On October 24, 2007, the Board of Directors agreed to pay interim dividend No. 174 in the amount of Ch$5,742,942,510, equivalent to Ch$ 6 per share with a charge to net income as of September 2007, which will be paid as of November 21, 2007.

Telefónica Larga Distancia

Shareholders at the General Shareholders’ Meeting held on April 12, 2007 agreed to distribute 30% of net income for the year through payment of a dividend of Ch$77.69941 per share, to be paid on May 10, 2007.

Telefónica Empresas

Shareholders at the Extraordinary Shareholders’ Meeting of Telefónica Empresas CTC Chile held on March 23, 2007 agreed to pay a final dividend in the amount of Ch$10,473,441,211, equivalent to Ch$ 26.118085 per share, to be paid in cash before March 30, 2007 with a charge to retained earnings as of March 30, 2007.

Name Change

Telefónica Empresas

Shareholders at the Extraordinary Shareholders’ Meeting held on March 23, 2007 approved the company’s name change from “Telefónica Empresas CTC Chile S.A.” to “Telefónica Empresas Chile S.A.” and replaced the first article of its bylaws.

Dissolution of Telefónica Internet Empresas S.A.

On December 20, 2007, the Board of Directors agreed to the dissolution of subsidiary Telefónica Internet Empresas S.A. since 100% of its shares were held by Compañía de Telecomunicaciones de Chile S.A., transferring all its assets and liabilities to the latter, which will be its legal continuer.

Permit for Limited Satellite and Cable Television Service

Through Exempt Resolution No. 1605 of December 23, 2005, the Undersecretary of Telecommunications (“Subtel”) granted Telefónica Multimedia Chile S.A. (formerly Tecnonáutica S.A.) a limited satellite television service permit to operate throughout the national territory for a renewable 10-year term. In addition, Telefónica Multimedia has a limited cable television service permit to provide services through the broadband network of Telefónica Chile, granted through Exempt Resolutions No. 81 of 2006 and No. 260 of 2007.

112          Telefónica Chile S.A. | Annual Report 2007

1. Highlights, continued

Permit for Limited Satellite and Cable Television Service, continued

Telefónica Multimedia began commercializing satellite television services and is authorized to commercialize television services through the broadband network. In turn Telefónica Chile began commercializing bundled services, which include voice, pay television and broadband.

As of June 14, 2007, Telefónica Multimedia Chile S. A. began providing IPTV (television over broadband) services through the XDSL broadband network.

2. Volume statistics, statements of income and results by business area

TABLE No. 1

VOLUME STATISTICS

	DECEMBER	DECEMBER	VARIATION
DESCRIPTION	2006	2007	Q	%

Lines in Service (end of period)	2,215,629	2,179,205	(36,424)	-2%
Normal	891,032	695,865	(195,167)	-22%
Plans	963,627	1,122,782	159,155	17%
Prepaid	360,970	360,558	(412)	0%
Broadband	495,479	644,522	149,043	30%
DLD Traffic (thousands) Total minutes (188+120)	542,141	543,199	1,058	0%
ILD Traffic (thousands) Outgoing minutes (188+120)	68,123	74,063	5,940	9%
IP Dedicated (1)	12,634	15,581	2,947	23%
Television	94,209	219,916	125,707	133%
Digital Television	94,209	219,734	125,525	133%
IP Television	-	182	182	N.D.

(1) Does not include citynet network.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF THE CONSOLIDATED FINANCIAL STATEMENTS

TABLE No. 2
CONSOLIDATED STATEMENTS OF INCOME FOR THE YEARS
ENDED DECEMBER 31,2007 AND 2006 (Figures in millions of pesos as of December 31, 2007)

	JAN-DEC	JAN-DEC	VARIATION (2007/2006)
DESCRIPTION	2006	2007	ThCh$	%

OPERATING REVENUES
FIXED TELECOMUNICATIONS	402,165	361,284	(40,881)	10.2%
Basic Telephony	258,808	231,831	(26,977)	-10.4%
Fixed Charge	86,648	52,403	(34,245)	-39.5%
Variable Charge	75,039	49,899	(25,140)	-33.5%
Flexible Plans (Minutes)	97,121	129,529	32,408	33.4%
Access Charges and Interconnections (1)	55,010	52,838	(2,172)	-3.9%
Domestic Long Distance (DLD)	9,123	7,473	(1,650)	-18.1%
International Long Distance (ILD)	1,715	1,740	25	1.5%
Other Interconnection Services	44,172	43,625	(547)	-1.2%
Other Fixed Telephony Services	88,347	76,615	(11,732)	-13.3%
Advertising in Telephone Directories	4,663	3,245	(1,418)	-30.4%
ISP (Switchboard and Dedicated)	2,391	1,532	(859)	-35.9%
Telemergencia (Security Services)	9,478	8,125	(1,353)	-14.3%
Public Phones	10,700	8,439	(2,261)	-21.1%
Interior Installation and Equipment Rental	32,923	29,076	(3,847)	-11.7%
Equipment Commercialization	3,059	4,342	1,283	41.9%
Connections and other installations	1,591	2,610	1,019	64.0%
Value Added Services	17,788	14,865	(2,923)	-16.4%
Other Basic Telephony Services	5,754	4,381	(1,373)	-23.9%
BROADBAND AND BROADBAND PLUS VOICE	65,834	101,632	35,798	54.4%
TELEVISION	4,090	26,556	22,466	549.3%
LONG DISTANCE	63,284	58,435	(4,849)	-7.7%
Long Distance	23,714	21,253	(2,461)	-10.4%
International Service	24,218	26,247	2,029	8.4%
Network Capacity and Circuit Rentals	15,352	10,935	(4,417)	-28.8%
CORPORATE COMMUNICATIONS	81,746	82,256	510	0.6%
Terminal Equipment	12,156	12,190	34	0.3%
Complementary Services	14,748	14,020	(728)	-4.9%
Data Services	28,737	29,291	554	1.9%
Dedicated Links and Others	26,105	26,755	650	2.5%
OTHER BUSINESSES (2)	2,798	2,409	(389)	-13.9%

TOTAL OPERATING REVENUES	619,917	632,572	12,655	2.0%

Salaries	73,728	80,786	7,058	9.6%
Depreciation	222,621	214,916	(7,705)	-3.5%
Other Operating Costs	234,830	268,536	33,706	14.4%

TOTAL OPERATING COSTS	531,179	564,238	33,059	6.2%

OPERATING INCOME	88,738	68,334	(20,404)	-23.0%

Interest Income	4,765	7,173	2,408	50.5%
Other Non-operating Income	1,737	4,988	3,251	187.2%
Income from Investments in Related Companies (3)	2,057	1,888	(169)	-8.2%
Interest Expenses	(20,922)	(18,910)	2,012	-9.6%
Amortization of Goodwill	(2,387)	(1,569)	818	-34.3%
Other Non-operating Expenses	(18,115)	(19,337)	(1,222)	6.7%
Price-level restatement (4)	715	1,393	678	94.8%
NON-OPERATING INCOME	(32,150)	(24,374)	7,776	-24.2%

INCOME BEFORE INCOME TAX	56,588	43,960	(12,628)	-22.3%

Income taxes	(31,552)	(33,214)	(1,662)	5.3%
Minority Interest	45	110	65	144.4%
NET INCOME (5)	25,081	10,856	(14,225)	-56.7%

(1) Due to accounting consolidation does not include access charges of Telefónica Larga Distanca.
(2) Includes revenues from t-gestiona, Telepeajes and Fundación.
(3) For the purposes of a comparative analysis, equity participation in income from investments in related companies is shown net (net income/losses).
(4) For analysis purposes price-level restatement and foreign currency translation are presented together.
(5) For comparison purposes, certain reclassifications have been made to the 2006 statements of income.

114          Telefónica Chile S.A. | Annual Report 2007

3. Analysis of income for the year

EVOLUTION OF THE INCOME STRUCTURE AND OPERATING COSTS

Operating income

The new income structure has been evolving coherently with the strategy of packaging voice, broadband and television services, through a flexible offer where customers create the combination of services that best suit their needs. In this manner, the Company has managed to go from a single-service to a multi-service line of business.

This is evidenced if we analyze the evolution of income from 2006 up to 2007 year-end, where we can clearly appreciate that the flexibility and packaging of the multiple services offered by the Company have allowed it to offset the drop in income from the traditional telephone business and achieve a 2.0% increase in respect to 2006.

As commented in Operating Income, the gradual increase in income from flexible plans, broadband and television has reverted the downward tendency of previous years and offset the drop in traditional telephony (fixed and variable charge) and long distance business. The above is reflected in the following graph, which shows the growth in the contribution of packaged products, which coincides with the Company’s new business strategy.

Operating Costs

The new structure of services has had a direct effect on the structure of costs. The services that compose the “multi-service” offer have two fundamental characteristics, on the one hand they have associated variable costs and commercialization expenses, which are added to the Company’s fixed costs and, on the other, they are services that due to their nature, in general generate lower margins. Although this has increased the Company’s operating costs, it is expected that these should stabilize in time.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF THE CONSOLIDATED FINANCIAL STATEMENTS

3.1 Operating income

As of December 31, 2007, operating income reached Ch$ 68,334 million, which represents a 23.0% decrease in respect to the previous year.

a. Operating Income

Operating income for 2007 amounted to Ch$ 632,572 million, a growth of 2.0% in relation to the income obtained the previous year of Ch$ 619,917 million.
The Company’s strategy, focusing on the change in the business structure, has allowed strengthening the growth in Broadband and Television, which together with Flexible Plans, has neutralized the decrease in income from the traditional business of Fixed Telephony and Long Distance.

i. Revenues from Voice and Complementary: this income shows a 10.3% decrease in respect to the previous year, mainly because:

Basic telephone service (Voice), represents 36.6% of consolidated income and shows a 10.4% drop in respect to the previous year, originated by:

  Fixed monthly charge, corresponding to the fixed monthly charge for connection to the network, decreased by 39.5% mainly explained by migration of customers to flexible plans.
  Variable charge, decreased by 33.5%, which shows the effect of lower income derived from the drop in traffic per line and migration of customers to flexible plans.
  Flexible plans, growth of customers in Flexible Plans leveraged by migration from traditional telephony and capturing new customers, implying a 33.4% growth in respect to the previous year.

Access charges and interconnections, represent 8.4% of consolidated income and decreased by 3.9%, mainly due to 18.1% lower income from domestic long distance access charges, effect that is offset by a slight 1.5% increase in income from international long distance. On the other hand other interconnection services decreased by 1.2%, emphasizing increases in media rental services, information services, unbundling services and fixed-fixed access charges.

Complementary Services, represent 12.1% of consolidated income and show a 14.0% decrease, equivalent to Ch$12,407 million mainly explained by the net effect of:

  The drop in: income from interior rental and equipment rental and value added services mainly due to the drop in average lines in service; and income from telephone book advertising, security services, public telephones and switchboard and dedicated ISP.
  The increase in income from commercialization of equipment and connections and other installations.

ii. Broadband: services have shown sustained growth in the last years reaching Ch$101,632 million in 2007, a 54.4% increase in respect to the previous year mainly due to the 30% increase in customers.

iii.Television: a little over a year after it was launched income from television represents 4.2% of operating income. In the same period the previous year, income from these services amounted to Ch$4,090 million. The number of customers has grown by 133% in comparison to the previous year.

iv. Revenues from Long Distance: Revenues from these services decreased by 7.7% in comparison to 2006, due to a 10.4% decrease in income from DLD due to lower average income and a 28.8% decrease in media and circuit rentals. This drop was mitigated by an 8.4 rise in income from international services, mainly due to an increase in international traffic transit.

v. Revenues from Corporate Communications: This business revenue shows a 0.6% increase in respect to the previous year, mainly due to the effects of a 0.3% increase in income from terminal equipment, 1.9% in income from data services and 2.5% in income from circuits. Increases were offset by the 4.95 drop in complementary services.

vi. Revenues from Other Businesses: This revenue shows a 13.9% decrease mainly due to a decrease in income from T-gestiona in respect to 2006.

b. Operating Costs

Operating costs for the period reached Ch$564,238 million, increasing by 6.2% in relation to 2006. This is mainly explained by: i) costs generated by the new business model of Internet access with Terra, for ADSL customers; ii) the purchase of content for the television business; and iii) a 9.6% increase in the remunerations line. The latter is explained by the internalization of employees who were previously hired by third parties, performed by the Company due to the application of the Subcontracting Law, whereas depreciation cost dropped by 3.5% .

3.2 Non-operating income

Non-operating income obtained in the year ended December 31, 2007 shows a deficit of Ch$24,374 million, a 24.2% decrease in respect to the previous year. The most significant effects are generated by:

a) Financial income shows an increase of 50.5%, mainly due to more volume of funds, transitorily destined to financial investments.

b) Other non-operating income amounted to Ch$ 4,988 million, figure which is higher than the Ch$ 1,737 million reached in 2006. This is mainly due to higher income obtained from alienation of assets, indemnification to contractors for loss of equipment and recovery of collections expenses.

116          Telefónica Chile S.A. | Annual Report 2007

3.2 Non-operating income, continued

c) Financial expenses decreased by 9.6% in 2007, mainly associated to lower financial debt and an improvement in Moody’s international risk rating from BAA2 to BAA1 in September 2006.

d) Amortization of goodwill shows a Ch$ 818 million decrease in relation to 2006, mainly explained by full amortization of subsidiary Tecnonaútica during the first quarter of 2006, due to the restructuring of the Telefónica Chile Group.

e) Other non-operating expenses reached Ch$ 19,337 million, Ch$ 1,222 million higher than in 2006. This mainly derived from greater indemnity expenses and withdrawal of property, plant and equipment, effects that were offset by a lower restructuring cost in comparison to 2006.

f) Price-level restatement in 2007 shows a net gain of Ch$ 1,393 million, mainly due to the variation experienced in the CPI, Unidad de Fomento and exchange rate. It should be noted that a 100% hedge has been maintained for exchange rate fluctuation.

3.3 Net result for the year

As of December 31, 2007, net results reached net income of Ch$10,856 million, whereas in 2006 net income was Ch$ 25,081 million. The lower income obtained in 2007 is derived from 23.0% lower operating income, basically due to higher operating costs and to the slight increase in the level of income taxes. Both effects are partly offset by the 24.2% decrease in non-operating deficit.

3.4 Results by business area

1. Basic Telephone Business: Recorded a net loss of Ch$ 8,245 million as of December 31, 2007, higher than the Ch$3,992 million deficit recorded in 2006, due to lower operating results, generated by a decrease in operating income, added to an increase in operating costs. This effect was partially offset by lower non-operating deficit, due to better behavior in all lines.

2. Corporate Communications Business: This business contributed net income of Ch$3,913 million during the year, a 66.6% decrease in relation to 2006 which presents net income of Ch$14,283 million, mainly due to lower operating results as a product of the increase in depreciation cost, offset by the decrease in the cost of goods and services. This effect is increased by worse behavior in non-operating income in 2007 in comparison to 2006.

3. Long Distance Business: As of December 31, 2007 presented net income of Ch$20,326 million, higher than net income reached in 2006 which amounted to Ch$16,244 million. This variation is produced mainly by better operating income which was decreased by non-operating income obtained in 2007 in the amount of Ch$764 million.

4. Other Businesses: These businesses mainly include the services of Instituto Telefónica, T-gestiona and Fundación. The businesses as a whole generated a net loss of Ch$ 5,159 million, higher than the loss obtained in 2006 in the amount of Ch$ 1,233 million, due to lower income obtained by Fundación and Instituto Telefónica Chile (formerly Telepeajes).

MANAGEMENT’S DISCUSSION AND ANALYSIS OF THE CONSOLIDATED FINANCIAL STATEMENTS

4. Statement of cash flows

TABLE No. 3

CONSOLIDATED CASH FLOWS
(Figures in millions of pesos as of December 31, 2007)

	JAN-DEC	JAN-DEC	VARIATION
DESCRIPTION	2006	2007	ThCh$	%

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	104,459	44,407	(60,052)	-57.5%

Net cash provided by operating activities	250,578	244,285	(6,293)	-2.5%
Net cash used in financing activities	(193,689)	(72,244)	121,445	-62.7%
Net cash used in investing activities	(116,014)	(133,799)	(17,785)	15.3%
Effect of inflation on cash and cash equivalents	(927)	(4,101)	(3,174)	342.4%

CASH AND CASH EQUIVALENTS AT END OF PERIOD	44,407	78,548	34,141	76.9%

NET CHANGE IN CASH AND CASH EQUIVALENTS FOR THE YEAR	(60,052)	34,141	(94,193)	N.A.

The net positive variation in cash and cash equivalents of Ch$ 34,141 million of cash flows for the period from January to December 2007, compared to the negative variation of Ch$60,052 million in 2006, is because during 2007 less cash flows were destined to financing activities, mainly due to lower payment of obligations with the public during 2007. This effect was partly offset by higher flows obtained from operating activities and the allotment of higher flows to investment activities, due to an increase in property, plant and equipment.

118          Telefónica Chile S.A. | Annual Report 2007

5. Financial indicators

TABLE No. 4

CONSOLIDATED FINANCIAL INDICATORS

	JAN-DEC	JAN-DEC
DESCRIPTION	2006	2007

LIQUIDITY RATIOS

Current Ratio
(Current Assets / Current Liabilities)	1.52	1.06
Acid Ratio
(Most liquid assets / Current Liabilities)	0.28	0.26
DEBT RATIOS
Leverage Ratio
(Total Liabilities / Shareholders’ Equity)	0.79	0.86
Long-term Debt Ratio
(Long-term Liabilities / Total Liabilities)	0.73	0.57
Financial Expenses Coverage
(Income Before Taxes and Interest / Interest Expenses)	3.49	3.60
RETURN AND EARNINGS PER SHARE RATIOS

Operating Margin
(Operating Income / Operating Revenues)	14.31%	14.87%
Return on Fixed Assets
(Operating Income / Net Property, Plant and Equipment (1))	6.2%	5.29%
Earnings per Share
(Net Income / Average number of paid shares each year)	$ 24.4	$ 11.23
Return on Equity
(Income / Average shareholders’ equity)	2.53%	1.15%
Profitability of Assets
(Income/Average assets)	1.38%	0.63%
Operating Assets
(Net income / Average operating assets (2))	6.46%	5.30%
Return on Dividends
(Paid dividends / Market Price per Share)	24.4%	7.65%
ACTIVITY INDICATORS

Total Assets (millions of Ch$)	1,733,648	1,684,916
Sale of Assets (millions of Ch$)	1,112	134
Investments in other companies and property, plant and equipment (millions of Ch$)	47,792	144,442
Inventory Turnover
(Cost of Sales / Average Inventory)	2.15	1.65

Days in Inventory
(Average Inventory / Cost of sales times 360 days)	167.49	218.41

(1) Figures at the beginning of the year, restated.
(2) Property, plant and equipment are considered operating assets
(3) Includes capital distribution in 2007

MANAGEMENT’S DISCUSSION AND ANALYSIS OF THE CONSOLIDATED FINANCIAL STATEMENTS

5. Financial indicators, continued

The key points from the table above are the following:

The common liquidity index shows a decrease due to a 59.7% increase in current assets as a product of the increase in accounts payable in respect to December the previous year and the transfer of the debt with Citibank in 2007 to the short-term, whereas current assets only increased by 10.8%.

The increase in the debt ratio is explained by a 1.3% increase in demand liabilities, whereas shareholders’ equity decreased by 6.3%, mainly due to the decrease in stock capital and distribution of dividends, activities performed in 2006 and 2007, for the purpose of distributing cash surpluses to the shareholders.

6. Explanation of the main differences between market or economic value and the book value of the Company’s assets

Due to market imperfections regarding the capital assets of the sector, there is no economic or market value that can be compared to their accounting values. However, there are certain buildings with a book value equal or close to zero. These buildings have a market value, but it is not significant with respect to the Company’s assets in the aggregate.

For other assets with a referential market value, such as marketable securities (shares and promissory notes),provisions have been established when the market value is less than the book value.

7. Analysis of markets, competition and relative market share

Relevant Aspects of the Industry

In 2007 the integrated service offer was consolidated, generating a new focus of competition among the different operators in the sector, with their own services or with third party alliances. In this manner, in the residential area, almost all the fixed operators already have service package offers (voice, broadband and TV). A similar situation occurs in small and medium companies with voice plan offers and broadband, while, in the corporate area operators offer integrated solutions that allow companies to consolidate their IP networks to transmit voice and data and facilitate the integration toward business processes based on information technologies. In a transversal manner, mobile communications have become massive in the social and corporate areas of the country.

A competition model was maintained at a national level based on network infrastructure, which mainly use copper par (ADSL), coaxial, fiber optics and wireless (3G, WiMax, PHS) technologies.

In the area of wireless last mile solutions, Telmex commercially launched the WiMax service. Using the same technology VTR declared its intention to extend its coverage of bidirectional services, while Telsur announced the implementation of its wireless telephone services.

One of the most relevant events of 2007 was the entry of Telmex to the residential segment through an offer of packaged telephone, broadband and Satellite Television services. Telephone and broadband services are offered on wireless WiMax access, and the acquisition of Zap allowed it to complete the package of services with satellite television.

In mobile telephony, we emphasize the incorporation of 3G technology to the commercial offer of the operators, who all operate through the UMTS and HSDPA standard.

Synthesis of Market Evolution

It is estimated that there were approximately 3.365 million lines in service in the Chilean market as of December 2007, a 2.0% increase in comparison to December 2006. Within fixed voice services, there were decreases of 6.0% in local, 10.8% in DLD and 9.9% in ILD with respect to the previous year.

It is estimated that the mobile telephony market had a total of 14.7 million subscribers as of December 2007, which represents growth of 14% with respect to December 2006.

The Internet market maintains the migration from narrowband to broadband, with a 57% decrease in narrowband connections. Accumulated narrowband traffic from January to December 2007 reached approximately 990 million minutes with a 53% drop in comparison to the same period in 2006. The Broadband market increased by 26% in comparison to the same period in 2006, reaching 1,290,000 accesses.

During 2007 Pay TV grew 20% in comparison to December 2006. Telefónica Chile offers DTH (direct to home) satellite television services, in addition it is at the threshold of launching commercial concept tests of IPTV (interactive digital television on broadband networks).

Relative Market Share

The following table shows the relative market share of Telefónica Chile in the markets in which it participates, as of December 31, 2007:

120          Telefónica Chile S.A. | Annual Report 2007

7. Analysis of markets, competition and relative market share, continued

Relative Market Share, continued

Business	Market Share	Market Penetration	Telefónica Chile’s Position in the Market

Fixed Telephony	65%	20,0 lines / 100 inhabitants	1
Domestic Long Distance	41%	83 minutes / inhabitant per year	1
International Long Distance	41%	10 minutes / inhabitant per year	1
Corporate Communications	42%	Ch$ 209,816 million(*)	1
Broadband	50%	1,290,000 Connections	1
Security Services	19%	265,000 Connections	2
Pay TV	17%	1,288,000 Customers	2

(*) Estimated annual income.

8. Analysis of market risk

Financial Risk Coverage

Due to the attractive foreign interest rates in certain periods,the Company has obtained financing abroad, denominated mainly in dollars and in certain cases at a floating interest rate. Consequently, the Company faces two types of financial risks: the risk of exchange rate fluctuations and the risk of interest rate fluctuations.

Financial risk due to foreign currency fluctuations

The Company has exchange rate hedging instruments. The purpose of these instruments is to reduce the negative impact of fluctuations of the dollar on Company results. The percentage of interest-bearing debt exposure is defined and continuously reviewed, basically considering the volatility of the exchange rate, its trend, and the cost and availability of hedging instruments for different terms.

The main hedging instruments used are Cross Currency Swaps and dollar/ UF and dollar/peso exchange insurance.

As of December 31, 2007, the interest-bearing debt expressed in dollars was US$ 787.6 million, including US$ 502.7 million in dollar–denominated financial liabilities and US$ 284.9 million of debt expressed in UF. Consequently, US$ 502.7 million corresponds to debt directly exposed to the variations of the dollar.

During the period, the Company had Cross Currency Swaps, dollar/peso exchange insurance and assets in dollars that resulted, as of the end of the second quarter of 2007, in close to 0% exposure to foreign exchange fluctuations.

Financial risk due to floating interest rate fluctuations

The policy for hedging interest rates seeks to reduce the negative impact on financial expenses due to interest rate increases.

As of December 31, 2007, the Company had debt at the variable interest rates Libor and TAB, mainly for bank loans.

To protect the Company from increases in the floating interest rates, derivative financial instruments have been used, particularly Cross Currency Swaps (which cover the Libor rate), to limit the future fluctuation of interest rates. As of December 31, 2007, the use of these swaps has allowed the Company to limit its exposure to 40% of the total interest-bearing debt in Chilean pesos.

Regulatory Framework

Digital Connectivity Agreement

Telefónica Chile signed the agreement jointly with the Telecommunications Undersecretary, Fundación País Digital, fixed and mobile telephone concessionaries, carriers, the Mobile Telephone Association and the Association of Internet Suppliers, the object of which is to extend the joint work to significantly reduce the digital breach, by establishing objectives to improve coverage of telecommunications services to facilitate communications of the public in general, achieve 2 million broadband accesses, connect 100% of rural schools and grant access to telecommunications services to 95% of the country’s rural population and propitiate productive development of the country through Information and Communication Technologies.

The above is in conformity with the 2006 – 2010 Telecommunications Policy, which declares, among other aspects, that the Chile of 2010 requires quality networks and services available to all, that it is essential to extend the expansion of such networks and incorporate new technologies and that the task that convokes us is to configure a virtuous circle of competence, investment and inclusion that is sustainable to provide more and better services with equity. For this the joint effort of the market and the State is essential.

Telefónica Chile will participate in the different areas of work defined in the Digital Connectivity Agreement, which are: Regulation for digital connectivity, competence and New Technologies, Fund for the Development of Telecommunications and Corporate Responsibility, indicators and follow up.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF THE CONSOLIDATED FINANCIAL STATEMENTS

Modifications of the Regulatory Framework

1.- Proposed Law: Network Neutrality.

The project that consecrates network neutrality is at the stage of second constitutional procedure. On November 6, 2007 T-Ch submitted the report requested by the Senate Commission on Public Works, Transportation and Telecommunications and, in addition it made its comments and proposals.

2.- Public consultation by the Undersecretary of Telecommunications for the purpose of modifying the current regulatory framework

Creation of a Panel of Experts: The object of this project is to create a panel of experts of a technical nature, integrated by seven professionals who will be in charge of resolving litigations and disagreements between the company and the regulator, for the purpose of reducing judicialization of various regulatory processes in the telecommunications sector. The preliminary project submitted for public consultation proposes, among other things, the matters that will be resolved by the Panel, its attributions and functions, its composition (5 engineers and two lawyers) named by the Antitrust Commission, and inabilities. The costs of the Panel will be paid pro rata by the concessionary companies which can consider both the value of their assets as well as the estimated number of discrepancies that affect it and their nature and complexity.

Modification of the concession regime: The purpose of the project is to adjust to the technological progress reached at a worldwide level that propitiates convergence of networks and services so that network operators and service providers can have a regime without bureaucratic procedures to begin their services, replacing the current regime for a registration system, except when privative use of the radio-electric spectrum is required. In addition there is differentiation between network operators and service operators, the separation of local-DLD and the DLD multicarrier are eliminated, it is only maintained for ILD; the freedom to freely define the service zone is modified by establishing that the service zones originally registered in the registry cannot be decreased; Broadband is qualified as a “telecommunications service”, which enables the application of a series of regulations; sanctions are increased by increasing fines, the deadline for attending to supply requests is reduced from 2 years to 6 months. The Undersecretary of Telecommunications has stated that it will hold a 2nd public consultation on the matter.

Creation of the Superintendency of Telecommunications: The purpose of the project is to separate the competencies related to dictating telecommunications policies from the activities of supervision and preventive punitive control of the operation of the market. The preliminary project is being analyzed by Subtel.

3.- Regulation of public voice service over the Internet.

On December 19, 2006, the Undersecretary of Telecommunications called a public consultation regarding the regulatory project that defines the conditions to which any party interested in providing public voice services over the Internet must adhere.

Telefónica Chile S.A. submitted its comments and observations within the deadline.

The Undersecretary ofTelecommunications proposed the supreme decree that approves the mentioned regulation, which is being processed. As of December 31, 2007, it has not been published in the Official Gazette.

4.- Consultation of the Antitrust Commission regarding 3G

Through publication in the Official Gazette on October 5, 2007, the Antitrust Commission reinitiated the procedure for consultation of Decree ROL NC No. 198-07, denominated “Consultation of the Undersecretary of Telecommunications regarding participation of mobile telephone concessionaries in public tender for advanced digital mobile telephony”.

Telefónica Chile is analyzing the consultation in order to issue its comments and observations.

5.- Terrestrial Digital Television Standard

The Undersecretary of Telecommunications is performing Digital TV field tests that will be carried out in 160 homes, to verify the quality of the image of the transmissions of the three digital television standards: DVB; ATSC and ISDB. This program will adhere to the protocol submitted for public consultation.

They communicated that the technical standard will not be dictated in December, delaying it to incorporate analysis and proposal for modifications of the television and National Television laws.

Public Tender of the Fund to Develop Telecomnunications (FDT).

Subtel assigned the FDT Project “Connectivity for service networks and their respective neighborhoods and community information tele-centers” of Telefónica Chile to install 87 telecenters and provide services to people in the respective neighborhoods. The amount of the subsidy is Ch$888.9 million.

In addition Telefónica Larga Distancia was assigned the project: “Fiber Optics Network, between Puerto Natales and Cerro Castillo” to connect those locations to the national cover fiber optics network. The maximum amount of the subsidy is Ch$1,030 million.

122          Telefónica Chile S.A. | Annual Report 2007

ThCh$:	Thousands of Chilean pesos.
UF :	The Unidad de Fomento, or UF, is an inflation-indexed Chilean peso-denominated monetary unit. The daily UF rate is fixed in advance based on the change in the Chilean Consumer Price Index of the previous month.
ThUS$:	Thousands of US dollars.

Compañía de Telecomunicaciones de Chile S.A.
Independent Auditors Report

REPORT OF INDEPENDENT AUDITORS
(Translation of a report originally issued in Spanish - See note 2b.)

To the President of the Board, Shareholders and Directors of
Compañía de Telecomunicaciones de Chile S.A.:

1. We have audited the accompanying balance sheets of Compañía de Telecomunicaciones de Chile S.A. (the "Company") as of December 31, 2007 and 2006, and the related statements of income and of cash flows for the years then ended. These financial statements (and the corresponding notes) are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The attached Management Analysis is not an integral part of these financial statements, therefore this report does not include it.

2. We conducted our audits in accordance with generally accepted auditing standards in Chile. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

3. These financial statements have been prepared to reflect the individual financial position of Compañía de Telecomunicaciones de Chile S.A., based on the accounting principles described in Note 2 b), before the line by line consolidation of the financial statements of the subsidiaries detailed in Note 10. Consequently, for adequate interpretation, the individual financial statements should be read and analyzed in conjunction with the consolidated financial statements of Compañía de Telecomunicaciones de Chile S.A. and subsidiaries, which are required by generally accepted accounting principles in Chile. This report is presented solely for the information and use of the Board of Directors and Management of Compañía de Telecomunicaciones de Chile S.A. and the Superintendency of Securities and Insurance.

4. In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Compañía de Telecomunicaciones de Chile S.A. as of December 31, 2007 and 2006, and the results of its operations and its cash flows for the years then ended, in conformity with the principles described in Note 2 b).

/s/ Andrés Marchant V. Andrés Marchant V.	ERNST & YOUNG LTDA.

Santiago, January 30, 2008

Firma miembro de Ernst & Young Global

Compañía de Telecomunicaciones de Chile S.A.
Balance Sheets December 31, 2007 and 2006

ASSETS	NOTES	2007	2006
		ThCh$	ThCh$
CURRENT ASSETS

Cash		3,377,311	9,007,691
Time deposits	(31)	75,141,604	29,092,419
Marketable securities, net	(4)	5,362,558	17,467,109
Accounts receivable, net	(5)	141,923,293	143,472,059
Notes receivable, net	(5)	3,537,400	2,917,880
Other receivables	(5)	3,994,604	7,582,877
Accounts receivable from related companies	(6a)	60,645,300	50,128,328
Inventories, net		4,568,243	3,388,886
Prepaid taxes		7,681,507	-
Prepaid expenses		2,797,350	3,873,707
Deferred taxes	(7b)	14,700,474	12,835,727
Other current assets	(8)	3,698,244	8,071,152

TOTAL CURRENT ASSETS		327,427,888	287,837,835

PROPERTY, PLANT AND EQUIPMENT	(9)

Land		28,958,749	29,061,966
Buildings and improvements		793,893,006	793,772,113
Machinery and equipment		2,699,789,245	2,646,065,834
Other property, plant and equipment		301,681,503	299,874,984
Technical revaluation		7,154,402	7,199,768
Accumulated depreciation		(2,765,908,692)	(2,634,116,556)

TOTAL PROPERTY, PLANT AND EQUIPMENT, NET		1,065,568,213	1,141,858,109

OTHER LONG-TERM ASSETS

Investments in related companies	(10)	290,214,181	299,174,215
Investments in other companies		4,488	4,488
Goodwill, net	(11)	15,406,849	17,135,645
Other receivables	(5)	8,160,043	8,852,039
Accounts receivable from related companies	(6a)	1,618,353	3,191,360
Intangibles		16,950,506	16,253,250
Accumulated amortization		(13,662,705)	(9,196,304)
Others non-current asset	(12)	13,845,724	18,016,886

TOTAL LONG-TERM ASSETS		332,537,439	353,431,579

TOTAL ASSETS		1,725,533,540	1,783,127,523

The accompanying notes 1 to 33 are an integral part of these financial statements

126          Telefónica Chile S.A. | Annual Report 2007

LIABILITIES AND SHAREHOLDERS’ EQUITY	NOTES	2007	2006
		ThCh$	ThCh$
CURRENT LIABILITIES

Short-term obligations with banks and financial institutions	(13)	76,325,196	2,153,492
Public promissory notes	(15)	1,951,326	1,975,900
Current maturities of bonds payable		-	-
Current maturities of other long-term obligations		17,558	12,589
Dividends payable		1,651,698	1,665,324
Trade accounts payable	(32)	126,355,071	88,522,453
Other accounts payable	(33)	28,451,331	14,694,166
Accounts payable to related companies	(6b)	127,426,489	137,860,015
Accruals	(16)	7,948,690	6,833,369
Withholdings		11,761,913	14,613,352
Deferred Revenue		-	3,991,068
Other current liabilities		4,356,535	6,856,440

TOTAL CURRENT LIABILITIES		386,245,807	279,178,168

LONG-TERM LIABILITIES

Long-term debt with banks and financial institutions	(14)	243,670,056	355,903,012
Bonds and promissory notes payable	(15)	69,380,114	71,036,447
Other accounts payable	(33)	45,373,745	30,298,080
Accounts payable to related companies	(6b)	2,847,451	2,890,288
Accruals	(16)	30,266,583	31,971,166
Deferred taxes, net	(7b)	41,011,197	44,207,323
Other liabilities		204,989	225,859

TOTAL LONG-TERM LIABILITIES		432,754,135	536,532,175

SHAREHOLDERS’ EQUITY	(18)

Paid-in capital		904,735,562	956,821,180
Other reserves		(3,251,980)	(3,222,549)
Retained earnings		5,050,016	13,818,549
Net income		10,856,131	25,081,171
Less: Interim dividend		(5,806,115)	(11,262,622)

TOTAL SHAREHOLDERS’ EQUITY		906,533,598	967,417,180

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		1,725,533,540	1,783,127,523

The accompanying notes 1 to 33 are an integral part of these financial statements

Compañía de Telecomunicaciones de Chile S.A.
Statements of income for the years ended December 31, 2007 and 2006
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2007)

OPERATING INCOME:		2007	2006
		ThCh$	ThCh$

Operating revenues		510,924,455	500,323,431
Operating costs		(350,995,608)	(335,726,410)

Gross profit		159,928,847	164,597,021

Administrative and selling expenses		(125,422,247)	(114,710,126)

OPERATING INCOME		34,506,600	49,886,895

NON-OPERATING RESULTS:

Interest income		9,238,266	4,404,678
Equity participation in income of related companies	(10)	27,571,434	31,703,706
Other non-operating income	(19a)	4,629,624	3,118,927
Equity losses in income of related companies	(10)	(5,103,043)	(1,417,864)
Amortization of goodwill	(11)	(1,569,490)	(1,569,490)
Interest expense		(23,473,518)	(23,662,974)
Other non-operating expenses	(19b)	(15,638,564)	(16,289,060)
Price-level restatement, net	(20)	7,358,009	1,893,475
Foreign currency translation, net	(21)	(285,532)	82,129

NON-OPERATING (LOSS) NET		2,727,186	(1,736,473)

INCOME BEFORE INCOME TAXES AND MINORITY INTEREST		37,233,786	48,150,422

Income taxes	(7c)	(26,377,655)	(23,069,251)

NET INCOME		10,856,131	25,081,171

The accompanying notes 1 to 33 are an integral part of these financial statements

128          Telefónica Chile S.A. | Annual Report 2007

Compañia de Telecomunicaciones de Chile S.A.
Statements of cash flow the years ended December 31, 2007 and 2006
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2007)

	2007	2006
	ThCh$	ThCh$

NET CASH FROM OPERATING ACTIVITIES	224,888,555	161,503,023

Net income	10,856,131	25,081,171

Sales of assets:	(2,015,589)	(573,730)
Net income on sale of assets	(2,015,589)	(573,730)

Charges ( credits ) to income that do not represent cash flows:	170,337,737	180,186,633
Depreciation	167,716,624	186,863,402
Amortization of intangibles	4,562,748	3,496,071
Provisions and write offs	16,171,417	16,448,121
Accrued equity participation in income of related companies	(27,571,434)	(31,703,706)
Accrued equity participation in losses of related companies	5,103,043	1,417,864
Amortization of goodwill	1,569,490	1,569,490
Price-level restatement, net	(7,358,009)	(1,893,475)
Foreign currency translation, net	285,532	(82,129)
Other credits to income that do not represent cash flows	(592,648)	(527,682)
Other charges to income that do not represent cash flows	10,450,974	4,598,677

Changes in operating assets (increase) decrease:	8,614,301	(21,038,683)
Trade accounts receivable	(16,249,830)	(48,016,134)
Inventories	(1,656,469)	(571,376)
Other assets	26,520,600	27,548,827

Changes in operating liabilities increase (decrease):	37,095,975	(22,152,368)
Accounts payable related to operating activities	49,323,915	(18,884,833)
Interest payable	(415,329)	1,171,328
Income taxes payable, net	(3,991,068)	(18,878,906)
Other accounts payable related to non-operating activities	(2,499,905)	14,440,289
V.A.T. and other similar taxes payable	(5,321,638)	(246)

The accompanying notes 1 to 33 are an integral part of these financial statements

Compañia de Telecomunicaciones de Chile S.A.
Statements of cash flow the years ended December 31, 2007 and 2006
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2007)

	2007	2006
	ThCh$	ThCh$

NET CASH USED IN FINANCING ACTIVITIES	(72,237,303)	(116,184,778)
Bonds and promissory notes payable	-	78,795,873
Obtain other loans from related companies	-	76,758,839
Dividends paid	(19,427,460)	(25,792,556)
Capital distribution	(51,445,179)	(43,600,413)
Payment of bonds and promissory notes payable	(1,364,664)	(202,346,521)

NET CASH USED IN INVESTING ACTIVITIES	(114,782,316)	(104,776,620)
Sales of property, plant and equipment	1,901,306	-
Sale of other investments	16,284,344	-
Sale of permanent investments	-	2,862,676
Collection of related company documented loans	1,573,007	-
Acquisition of property, plant and equipment	(96,808,304)	(79,622,874)
Permanent investments	-	(28,016,422)
Other investment disbursements	(7,611,667)	-
Other loans to related companies	(30,121,002)	-

NET CASH FLOWS FOR THE YEAR	37,868,936	(59,458,375)

EFFECT OF INFLATION ON CASH AND CASH EQUIVALENTS	(3,868,920)	(868,673)

NET DECREASE OF CASH AND CASH EQUIVALENTS	34,000,016	(60,327,048)

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	42,104,393	102,431,441

CASH AND CASH EQUIVALENTS AT END OF YEAR	76,104,409	42,104,393

The accompanying notes 1 to 33 are an integral part of these financial statements

130          Telefónica Chile S.A. | Annual Report 2007

Compañia de Telecomunicaciones de Chile S.A.
Notes to the Financial Statements

1. Registration in the Securities Registry:

The Company is a publicly-held corporation that is registered in the Securities Registry under No. 009 and is therefore subject to supervision by the Chilean Superintendency of Securities and Insurance (“SVS”).

2. Summary of Significant Accounting Policies:

(a) Accounting year:

The financial statements correspond to the years ended December 31, 2007 and 2006.

(b) Basis of preparation:

These individual financial statements (hereinafter “the financial statements”) have been prepared in accordance with Generally Accepted Accounting Principles in Chile (“Chilean GAAP”) and standards set forth by the Chilean Superintendency of Securities and Insurance (“SVS”), except for investments in subsidiaries, which are recorded on a single line of the balance sheet at their equity value, and therefore, have not been consolidated line by line. This treatment does not modify net income for the year or equity.

In the event of any discrepancies in these regulations, SVS regulations supersede Chilean GAAP. Certain accounting practices applied by the Company that conform to Chilean GAAP may not conform to generally accepted accounting principles in the United States (“US GAAP”) or International Financial Reporting Standards (“IFRS”). For the convenience of the reader, these financial statements have been translated from Spanish to English.

These financial statements have been issued only for the purpose of individually analyzing the Company and, therefore, should be read in conjunction with the consolidated financial statements, which are required by Chilean GAAP.

The Company’s financial statements as of June 30 and December 31 of each year are prepared in order to be reviewed and audited, respectively, in accordance with current legal regulations. With respect to the quarterly financial statements as of March 31 and September 30, the Company voluntarily submits these to an interim financial information review performed in accordance with regulations established for this type of review, described in Generally Accepted Auditing Standard No. 45 Section No. 722, issued by the Chilean Association of Accountants.

Within the framework of its business reorganization, on October 1, 2007 the Company dissolved subsidiary Telefónica Internet Empresas S.A., leaving it as the legal continuer after Telefónica Chile acquired 100% of its shares. Due to the above, and what was mentioned in Note 3 (b), in the financial statements as of December 31, 2006 this transaction was recorded retroactively. Therefore, the financial statements as of December 31, 2006 are consolidated of the financial statements of subsidiary Telefónica Internet Empresas S.A..

(c) Basis of presentation:

The financial statements for 2006 and their notes have been adjusted for comparison purposes by 7.4% in order to allow for comparison with the 2007 financial statements. For comparison purposes, certain reclassifications have been made to the 2006 financial statements.

(d) Price-level restatement:

The financial statements have been adjusted by applying price-level restatement standards, in accordance with Chilean GAAP, in order to reflect the changes in the purchasing power of the currency during both exercises. The accumulated variation in the Chilean Customer Price Index (CPI) as of December 31, 2007 and 2006, for initial balances, is 7.4% and 2.1%, respectively.

(e) Basis of consversion:

Assets and liabilities in US$ (United States dollars), Euros, Brazilian Reales, UF (Unidad de Fomento) have been converted to pesos at the exchange rates as of each year end, as follows:

Year	US$	Euro	Brazilian Real	UF

2007	496.89	730.94	280.32	19.622.66
2006	532.39	702.08	249.28	18.336.38

Foreign currency translation differences resulting from the application of this Standard are credited or debited to income for the year.

(f) Time deposits:

Time deposits are carried at cost plus UF indexation adjustments, where applicable, and accrued interest as of year end.

(g) Marketable securities:

Fixed income securities and shares are recorded at their price-level restated cost plus interest accrued as of each year end using either the actual interest yield determined at the purchase date or market value, whichever is less.

(h) Inventory:

Equipment held for sale is carried at price-level restated acquisition, development cost or market value, whichever is less.

Notes to the Financial Statements, continued

2. Summary of Significant Accounting Policies, continued:

Inventories estimated to be used during the next twelve months are classified as current assets and their cost is price-level restated. The obsolescence provision has been determined on the basis of a survey of materials with slow turnover.

(i) Allowance for doubtful accounts:

Different percentages are applied when calculating the allowance for doubtful accounts, depending on the aging of such accounts. The allowance for debts exceeding 120 days is for 100% of the amount receivable.

( j) Property, plant and equipment:

Property, plant and equipment are carried at their price-level restated acquisition or construction cost.

Property, plant and equipment acquired up through December 31, 1979 are carried at their appraisal value, as stipulated in Article 140 of D.F.L. No. 4. Some assets subsequently acquired were subject to a technical revaluation of their appraisal value recorded as of September 30, 1986, as authorized in SVS Circular No. 550. All these values have been price-level restated.

(k) Depreciation of property, plant and equipment:

Depreciation has been calculated and recorded on a straight-line basis over the estimated useful lives of the assets. The average annual financial depreciation rate of the Company is approximately 7.42% .

Estimated useful lives are summarized as follows:

Assets	Range of years

Building	40
Switchboard telephone equip.	7 to 12
Subscriber equipment	2 to 4
External plant	20 to 40
Office furniture and equip.	4 to 10
Software	3
Others	4 to 10

(l) Leased assets:

Leased assets with a purchase option, where the contracts satisfy the characteristics of a financial lease, are recorded in a manner similar to the acquisition of property, plant and equipment, recognizing the full obligation and interest on an accrual basis. These assets are not legally owned by the Company; therefore, until the Company exercises the purchase option, such assets cannot be freely disposed of.

(m) Intangibles:

Software licenses are valued at their price-level restated acquisition cost. Amortization is calculated using the straight-line method over their estimated useful life, which does not exceed 3 years.

(n) Investments in related companies:

These investments are accounted for under the equity method, which recognizes the investor’s share of income on an accrual basis. For investments abroad, the valuation methodology as defined in Technical Bulletin No. 64 is applied. Investments in countries deemed to be unstable and whose activities are not an extension of the operations of the Parent Company are controlled in US dollars.

(o) Goodwill:

This account corresponds to the differences originating from adopting the equity method and adjusting the cost of investments, or from the realization of new acquisitions. Goodwill and negative goodwill amortization years have been determined taking into consideration aspects such as the nature and characteristics of the business and the estimated year of return on the investment (Note 11).

(p) Transactions with repurchase agreements:

Purchases of financial instruments that include repurchase agreements are recorded as fixed rate instruments and are classified as Other Current Assets (Note 8).

(q) Bonds and promissory notes payable:

Bonds payable are recorded under liabilities at the par value of the issued bonds (Note 15). The difference between par and placement value, determined on the basis of the actual interest rate for the transaction, is deferred and amortized over the term of the respective bond (Notes 8 and 12).

Costs directly related to the placement of these obligations are deferred and amortized over the term of the respective liability (Notes 8 and 12).

(r) Current and deferred income taxes:

Income tax is recorded on the basis of taxable net income. Deferred taxes on all temporary differences, tax loss carry forwards that can be realized as future tax benefits, and other events that create differences between the tax and accounting values are recognized in accordance with Technical Bulletins No. 60 and complementary technical bulletins thereto issued by the Chilean Association of Accountants, and with SVS Circular No. 1,466 dated January 27, 2000.

132          Telefónica Chile S.A. | Annual Report 2007

(s) Staff severance indemnities:

For employees who qualify for this benefit, the Company’s staff severance indemnities obligation is provided for by applying the present value method to the projected benefit obligation using an annual discount rate of 6%, taking into consideration assumptions concerning the future service year of the employees, mortality rate of employees and salary increases used as the basis of actuarial calculations (Note 17).

Costsforpast servicesofemployeesresultingfromchangesinassumptions used as the actuarial bases, are deferred and amortized over average of the employees’ future service years (Notes 8 and 12).

(t) Revenue recognition:

The Company’s revenues are recognized on an accrual basis in accordance with Chilean GAAP. Since billing dates are different from the accounting close date, as of the date of preparation of these financial statements provisions have been established for services provided and not billed, which are determined on the basis of contracts, traffic, prices and current conditions for the year. These amounts are recorded under Trade Accounts Receivable.

(u) Foreign currency forwards:

The Company has entered into short-term forward contracts to purchase foreign currency.These contracts are hedging liabilities in foreign currency against changes in exchange rates.

These instruments are valued in accordance with Technical Bulletin No. 57 of the Chilean Association of Accountants.

The rights and obligations acquired are detailed in Note 24,being reflected in the balance sheet as only the net right or obligation at year end and classified according to the maturity of each contract under Other Current Assets or Other Payables, as applicable.

(v) Interest rate coverage:

Interest on loans for which associated interest rate swaps have been entered into is recorded recognizing the effect of those contracts on the interest rate established in such loans. The rights and obligations acquired therein are shown under Other Payables or under Other Current Assets, as applicable (Note 24).

(w) Cumulative translation adjustment:

The Company recognizes in this equity reserve account the difference from exchange rate fluctuations and the Consumer Price Index (C.P.I.) from restating its investments abroad.These investments are controlled in United States dollars. The balance in this account is credited (or charged) to income in the same period in which the net income or loss on the total or partial disposal of these investments is recognized.

(x) Statement of cash flows:

For the purposes of preparing the Statement of Cash Flows according to Technical Bulletin No. 50 of the Chilean Association of Accountants and SVS Circular No.1,312, the Company defines cash equivalents as securities under agreements to resell and time deposits maturing in less than 90 days.

Cash flows related to the Company’s line of business and all cash flows not defined as from investing or financing activities are included under “Cash Flows from Operating Activities”.

(y) Computer software:

The cost of software purchased is deferred and amortized using the straight-line method over a maximum period of three years and classified as other property, plant and equipment.

3. Accounting Changes:

(a) Accounting Changes:

During the years covered in these interim consolidated financial statements, the accounting principles have been consistently applied.

(b) Changes in the reporting entity:

On October 1, 2007 subsidiary Telefónica Internet Empresas S.A. was dissolved through the acquisition of the participation owned by third parties equivalent to 0.0005%, thus gathering all the shares of that company in Telefónica Chile.

(c) Change in estimations:

Homologation of useful lives of assets:

In January 2007, due to the technological evolution, the Company modified the useful lives of software, databases and licenses, reducing them from 4 years to 3 years. The effect of this change generated a greater charge to income as of December 31, 2007 in the amount of ThCh$ 3,770,010 (Note 9).

Notes to the Financial Statements, continued

4. Marketable Securities:

The balance of marketable securities is as follows:

	2007	2006
Description	ThCh$	ThCh$

Publicly offered promissory notes	5,362,558	17,467,109

Total	5,362,558	17,467,109

Publicly offered promissory notes (Fixed Income)

	Date			Book Value
			Par Value	Amount	Rate	Market Value	Provision
Instrument	Purchase	Maturity	ThCh$	ThCh$	%	ThCh$	ThCh$

CERO010508	04-Sep-07	01-May-08	2,703,102	2,723,704	2.6% + UF	2,723,704	(976)
CERO010508	04-Sep-07	01-May-08	242,294	244,187	2.6% + UF	244,187	(63)
CERO010708	04-Sep-07	01-Jul-08	590,877	595,418	2.6% + UF	595,418	(262)
BCU0500308	17-Oct-07	01-Mar-08	1,766,039	1,799,249	5%	1,799,643	-

Total			5,302,312	5,362,558		5,362,952	(1,301)

(1) The book value is presented net of the provision.

5. Current and long-term receivables:

The detail of current and long-term receivables is as follows:

					Current
								Long-term
	Up to 90 days		Over 90 up to 1 year		Subtotal	Total Current (net)
	2007	2006	2007	2006	2007	2007	2006	2007	2006
Description	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Accounts receivable	204,297,507	200,056,300	3,025,869	304,753	207,323,376	141,923,293	143,472,059	-	304,753
Allowance for doubtful accounts	(65,400,083)	(56,888,994)	-	-	(65,400,083)	-	-	-	-

Notes receivable	4,406,095	7,020,021	2,067,924	205,194	6,474,019	3,537,400	2,917,880	-	-
Allowance for doubtful notes	(2,936,619)	(4,307,335)	-	-	(2,936,619)	-	-	-	-

Miscellaneous accounts receivable	2,435,106	4,889,217	1,559,498	2,693,660	3,994,604	3,994,604	7,582,877	8,160,043	8,547,286
Allowance for doubtful accounts	-	-	-	-	-	-	-	-	-

Total long-term receivables								8,160,043	8,852,039

134          Telefónica Chile S.A. | Annual Report 2007

6. Balances and transactions with related entities:

a) Receivables from related parties are as follows:

		Short term		Long term
		2007	2006	2007	2006
Taxpayer No	Company	ThCh$	ThCh$	ThCh$	ThCh$

96,551,670-0	Telefónica Larga Distancia S.A. (1)	4,633,879	7,414,183	157,266	863,911
96,895,220-k	Atento Chile S.A.	20,801	53,052	-	-
90,430,000-4	Telefónica Empresas Chile S.A.	10,924,423	20,755,023	86,538	92,942
96,811,570-7	Instituto Telefónica Chile S.A. (3)	77,810	66,953	-	-
96,834,230-4	Terra Networks Chile S.A.	337,983	1,026,344	-	-
96,971,150-8	Telefónica Asistencia y Seguridad S.A.	119,079	424,317	1,304,730	2,159,521
59,083,900-0	Telefónica Ingeniería de Seguridad S.A.	291	40	-	-
96,910,730-9	Telefónica International Wholesale Services Chile S.A.	330,228	174,661	-	-
87,845,500-2	Telefónica Móviles Chile S.A.	4,767,646	6,690,562	-	-
74,944,200-k	Fundación Telefónica Chile	936,063	99,911	-	-
78,703,410-1	Telefónica Multimedia Chile S.A. (2)	34,801,374	10,784,803	-	-
96,961,230-5	Telefónica Gestión de Servicios Compartidos Chile S.A.	545,064	457,563	69,819	74,986
96,990,810-7	Telefónica Móviles Soluciones y Aplicaciones S.A.	918	112,050	-	-
96,672,150-2	Telefónica Móviles Chile Inversiones S.A.	17,069	53,613	-	-
96,672,160-k	Telefónica Móviles Chile Larga Distancia S.A.	98,313	151,737	-	-
Foreign	Telefónica Móviles de Panamá	10,772	-	-	-
Foreign	Telefónica Móviles de Argentina	43,088	-	-	-
Foreign	Telefónica Móviles de Colombia	47,397	-	-	-
Foreign	Telefónica Móviles de Perú	32,316	-	-	-
Foreign	Telefónica Celular de Nicaragua	1,140	-	-	-
Foreign	Fundación Telefónica Brasil	2,154	-	-	-
Foreign	Fundación Telefónica Perú	2,154	-	-	-
Foreign	Terra Networks Brasil	17,236	-	-	-
Foreign	Telefónica Centroamérica	19,390	-	-	-
Foreign	Telefónica S.A.	102,231	-	-	-
Foreign	Telefónica Móviles El Salvador	2,154	-	-	-
Foreign	Telefónica Multimedia Perú S.A.C.	65,318	-	-	-
Foreign	Media Networks Perú S.A.C.	2,154	-	-	-
Foreign	Telefónica de España	48,358	-	-	-
Foreign	Telefónica Puerto Rico	-	228,101	-	-
Foreign	Telefónica Perú	112,030	-	-	-
Foreign	Telefónica Argentina	73,039	-	-	-
Foreign	Telefónica Sao Paulo	187,435	-	-	-
Foreign	Telefónica Soluciones de Informática y Comunicaciones España	1,522,632	1,635,308	-	-
Foreign	Telefónica Investigación y Desarrollo	103,341	-	-	-
Foreign	Telefónica Servicios Comerciales Perú S.A.C.	2,154	-	-	-
Foreign	Telefónica Gestión de Servicios Compartidos Perú S.A.C.	2,154	-	-	-
Foreign	Telefónica Data Corp USA Inc.	12,927	-	-	-
Foreign	Telefónica Wholesale Internacional Services	-	107	-	-
Foreign	Telefónica Internacional S.A.U.	383,905	-	-	-
Foreign	Otecel Ecuador	17,235	-	-	-
Foreign	Telefónica Móviles España	81,607	-	-	-
Foreign	Colombia Telecomunicaciones	116,339	-	-	-
Foreign	Vivo Brasil	23,699	-	-	-

Total		60,645,300	50,128,328	1,618,353	3,191,360

(1) On April 21, 2006, subsidiary Telefónica Mundo S.A. merged with subsidiary Globus 120 S.A. It subsequently changed its name to Telefónica Larga Distancia S.A

(2) On April 19, 2006, subsidiary Tecnonaútica S.A. changed its name to Telefónica Multimedia Chile S.A

(3) On October 27, the Extraordinary Shareholders’Meeting agreed to change the name of Telepeajes de Chile S.A. to Instituto Telefónica Chile S.A

On October 1, 2007 Telefonica Chile S.A. absorbed Telefonica Internet Empresas S.A.; therefore the balances maintained with Telefonica Internet are consolidated in accounts receivable from and payable to Telefonica Chile.

Notes to the Financial Statements, continued

6. Balances and transactions with related entities, continued:

With these companies there have been debits and credits to current accounts due to invoicing for the sale of materials, equipment and services. In addition there is a mercantile mandate agreement through which Telefónica Chile manages the cash surpluses of each company and a mercantile current account agreement with all subsidiaries.

b) Payables to related parties are as follows:

		Short term		Long term
		2007	2006	2007	2006
Taxpayer No,	Company	ThCh$	ThCh$	ThCh$	ThCh$

96,811,570-7	Instituto Telefónica Chile S.A.	22,366	-	-	-
96,895,220-k	Atento Chile S.A.	3,157,834	3,345,761	-	-
90,430,000-4	Telefónica Empresas Chile S.A.	18,680,653	38,589,415	648,281	696,254
96,527,390-5	Telefónica Internacional Chile S.A.	612,227	307,216	-	-
96,551,670-0	Telefónica Larga Distancia S.A.	75,723,772	49,539,348	-	-
96,971,150-8	Telefónica Asistencia y Seguridad S.A.	4,151,292	2,572,893	-	-
96,910,730-9	Telefónica International Wholesale Services Chile S.A.	964,874	2,241,303	-	-
87,845,500-2	Telefónica Móviles Chile S.A.	12,784,822	16,725,687	-	-
96,672,160-k	Telefónica Móviles Chile Larga Distancia S.A.	30,339	5,095	-	-
78,703,410-1	Telefónica Multimedia Chile S.A.	5,683,960	17,141,175	-	-
96,961,230-5	Telefónica Gestión de Servicios Compartidos Chile S.A.	926,155	720,263	2,199,170	2,194,034
96,834,230-4	Terra Networks Chile S.A.	2,346,988	5,577,050	-	-
74,944,200-k	Fundación Telefónica Chile	198,177	77,276	-	-
Foreign	Telefónica Investigación y Desarrollo	1,270,040	620,764	-	-
Foreign	Telefónica Argentina	-	363,049	-	-
Foreign	Telefónica Perú	60,997	-	-	-
Foreign	Telefónica Gestión de Serv, Compartidos España	68,201	33,720	-	-
Foreign	Telecomunicaciones de Sao Paulo	718,209	-	-	-
Foreign	Telefónica S.A.	25,583	-	-	-

Total		127,426,489	137,860,015	2,847,451	2,890,288

As per Article No. 89 of the Corporations Law, all of these transactions are carried out under normal market conditions.

136          Telefónica Chile S.A. | Annual Report 2007

c) Transactions (1):

		Nature of	Description of	2007		2006
Company	Tax No.	Relationship	transaction	ThCh$		ThCh$

Telefónica Empresas Chile S.A.	90,430,000-4	Subsidiary	Sales	32,235,590	32,235,590	26,897,596	26,897,596
			Costs	(11,851,783)	(11,851,783)	(12,394,234)	(12,394,234)
			Interest expense	(1,131,725)	(1,131,725)	(883,514)	(883,514)
			Other non-operating income	201	201	979,662	979,662
Telefónica Larga Distancia S.A.	96,551,670-0	Subsidiary	Sales	18,116,092	18,116,092	16,988,091	16,988,091
			Costs	(29,540,370)	(29,540,370)	(23,434,213)	(23,434,213)
			Interest income	-	-	159,645	159,645
			Interest expense	(3,118,130)	(3,118,130)	(1,422,675)	(1,422,675)
			Other non-operating income	78,661	78,661	274,991	274,991
			Other non-operating expense	(2,189)	(2,189)	(22,048)	(22,048)
Fundación Telefónica Chile	74,944,200-k	Subsidiary	Sales	154,238	154,238	71,292	71,292
			Costs	(185,360)	(185,360)	-	-
			Interest income	36,833	36,833	10,446	10,446
			Other non-operating income	-	-	99,119	99,119
Instituto Telefónica de Chile S.A.	96,811,570-7	Subsidiary	Sales	7,789	7,789	6,583	6,583
			Costs	(65,572)	(65,572)	-	-
			Interest income	2,554	2,554	-	-
			Interest expense	-	-	(26,124)	(26,124)
			Other non-operating income	2,635	2,635	19,670	19,670
Telefónica Móviles Chile Larga Distancia S.A.	96,672,160-k	Relationship with Parent Company	Sales	236,970	236,970	262,533	262,533
			Costs	(1,261)	(1,261)	(4,901,439)	(4,901,439)
Telefónica Móviles Chile S.A.	87,845,500-2	Relationship with Parent Company	Sales	12,399,060	12,399,060	10,031,555	10,031,555
			Costs	(40,856,905)	(40,856,905)	(51,182,833)	(51,182,833)
			Other non-operating income	-	-	4,049	4,049
Telefónica Multimedia Chile S.A.	78,703,410-1	Subsidiary	Sales	8,415,886	8,415,886	723,930	723,930
			Costs	(346,515)	(346,515)	-	-
			Interest income	1,715,655	1,715,655	-	-
			Interest expense	-	-	(396,173)	(396,173)
			Other non-operating income	-	-	188,118	188,118
			Other non-operating expense	(2,048,519)	(2,048,519)	(204,164)	(204,164)
Terra Networks Chile S.A.	96,834,230-4	Relationship with Parent Company	Sales	1,441,298	1,441,298	3,608,853	3,608,853
			Costs	(11,149,517)	(11,149,517)	(493,217)	(493,217)
			Other non-operating income	-	-	2	2
Telefónica S.A.	Foreign	Relationship with Parent Company	Sales	973	973	-	-
			Costs	(25,583)	(25,583)	-	-

Notes to the Financial Statements, continued

6. Balances and transactions with related entities, continued:

c) Transactions (1):

		Nature of	Description of	2007		2006
Company	Tax No.	Relationship	transaction	ThCh$		ThCh$

Atento Chile S.A.	96,895,220-k	Related Company	Sales	31,843	31,843	322,808	322,808
			Costs	(22,281,662)	(22,281,662)	(11,699,400)	(11,699,400)
Telefónica International Wholesale Services Chile S.A.	96,910,730-9	Relationship with Parent Company	Sales	319,910	319,910	680,291	680,291
			Costs	(160,868)	(160,868)	-	-
			Interest expense	-	-	(2,773,448)	(2,773,448)
			Other non-operating income	-	-	13	13
Telefónica Gestión de Servicios Compartidos Chile S.A.	96,961,230-5	Subsidiary	Sales	2,387,692	2,387,692	1,863,215	1,863,215
			Costs	(9,076,191)	(9,076,191)	(9,267,377)	(9,267,377)
			Interest income	-	-	1,465	1,465
			Interest expense	(17,713)	(17,713)	-	-
			Other non-operating income	-	-	1,700	1,700
Telefónica Móviles Chile Inversiones S.A.	96,672,150-2	Relationship with Parent Company	Sales	73,522	73,522	6,435	6,435
Telefónica Internacional Chile S.A.	96,527,390-5	Parent Company	Sales	6,293	6,293	-	-
			Costs	(571,564)	(571,564)	(546,353)	(546,353)
Telefónica Ingeniería de Seguridad S.A.	59,083,900-0	Relationship with Parent Company	Sales	453	453	-	-
			Costs	(117,125)	(117,125)	(30,153)	(30,153)
Telefónica Internacional S.A.U.	Foreign	Relationship with Parent Company	Sales	163,746	163,746	-	-
Telefónica Gestión Serv. Compartidos España	Foreign	Relationship with Parent Company	Costs	(245,045)	(245,045)	(9,226)	(9,226)
			Other non-operating income	-	-	147	147
Telefónica Asistencia y Seguridad S.A.	96,971,150-8	Subsidiary	Sales	894,987	894,987	645,927	645,927
			Costs	(6,329)	(6,329)	(54,670)	(54,670)
			Interest income	-	-	367,459	367,459
			Other non-operating income	-	-	176,002	176,002
Telefónica Móviles Soluciones y Aplicaciones S.A.	96,990,810-7	Relationship with Parent Company	Sales	2,546	2,546	-	-
Terra Network Inc.	Foreign	Relationship with Parent Company	Sales	-	-	88	88
			Costs	-	-	(6,354)	(6,354)
Telefónica Perú	Foreign	Relationship with Parent Company	Costs	(59,342)	(59,342)	-	-
Telefónica Argentina	Foreign	Relationship with Parent Company	Costs	(5,508)	(5,508)	-	-
Telefónica Investigación y Desarrollo	Foreign	Relationship with Parent Company	Costs	(1,913,242)	(1,913,242)	-	-

(1) Includes all transactions performed with related companies.

The intercompany account with Telefónica Internacional Chile S.A. includes short-term and long-term contractual terms denominated in US dollars, accruing interest at a variable rate adjusted to market rates (US$ + Market Spread),

Items recorded under Sales and Services Rendered have a short-term character (maturity of less than a year); individual terms for each transaction vary based on related transactions.

138          Telefónica Chile S.A. | Annual Report 2007

7. Current and deferred income taxes:

a) General information:

As of December 31, 2007 and 2006, the Parent Company recorded a first category income tax provision based on taxable income of ThCh $127,912,163 and ThCh $152,534,513 respectively.

As of December 31, 2007 and 2006, the company has taxable net income pending distribution. The balance is ThCh$ 198,831,875 and ThCh$ 140,767,482, respectively.

According to current legislation, tax years eventually subject to review by the fiscal authority, contemplate most of the taxes that affect the Company’s operations and transactions generated from 2004 to date.

In the normal development of its operations,the company is subject to the regulation and oversight of the Chilean Internal Revenue Service; therefore differences could arise in the application of criteria used to determine taxes. Management believes, based on the information available to date, that there are no significant additional liabilities to those already recorded for that concept in the financial statements.

		2007				2006
	Retained	Retained			Retained	Retained
	Taxable	Taxable		Amount	Taxable	Taxable		Amount
	Earnings	Earnings		of	Earnings	Earnings		of
	w/credit	w/o credit		credit	w/credit	w/o credit		credit
Year	ThCh$	ThCh$	Factor	ThCh$	ThCh$	ThCh$	Factor	ThCh$

2006	43,330,791	59,147	0.204819	8,874,969	114,836,614	25,930,868	0.204819	23,520,720
2007	5,615,869	-	0.197604	1,109,718	-	-	-	-
2007	127,425,995	22,400,073	0.204819	26,099,265	-	-	-	-

Total	176,372,655	22,459,220		36,083,952	114,836,614	25,930,868		23,520,720

Notes to the Financial Statements, continued

7. Current and deferred income taxes, continued:

b) Deferred taxes:

As of December 31, 2007 and 2006, the net deferred taxliabilities amounted to M$ 26,310,723 and M$ 31,371,596, respectively, detailed as follows:

	2007				2006
	Deferred tax assets		Deferred tax liabilities		Deferred tax assets		Deferred tax liabilities
	Short-term	Long-term	Short-term	Long-term	Short-term	Long-term	Short-term	Long-term
Description	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Allowance for doubtful accounts	10,494,751	-	-	-	9,145,411	-	-	-
Vacation provision	610,500	-	-	-	637,345	-	-	-
Obsolescence provision	234,535	-	-	-	235,441	-	-	-
Leased assets and liabilities	-	37,833	-	-	-	22,021	-	84,172
Property, plant and equipment	-	610,905	-	125,083,886	-	641,933	-	139,760,423
Staff severance indemnities	-	223,012	-	1,752,131	-	401,075	-	4,069,972
Difference in amount of capitalized staff severance	-	-	-	-	-	-	-	-
Deferred charge on sale of assets	-	-	-	-	-	-	-	-
Software	-	-	-	2,857,700	-	-	-	4,244,841
Other temporary differences	3,394,426	836,338	33,738	3,207,885	2,883,197	1,218,153	65,667	1,308,115

Subtotal	14,734,212	1,708,088	33,738	132,901,602	12,901,394	2,283,182	65,667	149,467,523

Complementary accounts net of accumulated amortization	-	(794,664)	-	(90,976,981)	-	(890,319)	-	(103,867,337)

Subtotal	14,734,212	913,424	33,738	41,924,621	12,901,394	1,392,863	65,667	45,600,186

Tax reclassification	(33,738)	(913,424)	(33,738)	(913,424)	(65,667)	(1,392,863)	(65,667)	(1,392,863)

Total	14,700,474	-	-	41,011,197	12,835,727	-	-	44,207,323

c) Income tax detail:

The current tax expense recorded by the Company for the years 2007 and 2006 resulted from the following items:

	2007	2006
Description	ThCh$	ThCh$

Common tax expense before tax credit (income tax 17%)	21,745,068	25,930,867
Current tax expense (article 21 single tax at 35%)	11,547	10,583
Tax expense adjustment	399,588	210,789

Current income tax subtotal	22,156,203	26,152,239

Effect of assets and liabilities for deferred taxes	(8,573,248)	(16,580,812)
Effect of amortization of complementary accounts for deferred assets and liabilities	12,794,700	13,497,824

Deferred tax subtotal	4,221,452	(3,082,988)

Total income expense tax	26,377,655	23,069,251

140          Telefónica Chile S.A. | Annual Report 2007

8. Other Current Assets:

The detail of other current assets is as follows:

	2007	2006
Description	ThCh$	ThCh$

Fixed income instruments purchased with resale agreement	-	4,004,283
Collective negotiation bonus to be amortized (1)	1,105,326	1,217,895
Higher discount rate on bond to be amortized	242,292	247,484
Disbursements on placement of bonds to be amortized	135,766	137,307
Disbursements for obtaining external financing to be amortized (2)	370,987	445,846
Exchange insurance receivables (net of partial settlements)	238,545	746,559
Deferred charges on market value change insurance	444,604	-
Deferred charges on staff severance indemnities provision (3)	970,534	1,042,354
Others	190,190	229,424

Total	3,698,244	8,071,152

(1) Between May and September 2006, the Company negotiated a 38-month and 48-month union contract with a number of its employees, granting them, among other benefits, a signing bonus. That bonus was paid July, August and September 2006. The total benefit of ThCh$2,343,629 (historical), is amortized using the straight-line method over the term of the union agreement. The long-term portion is recorded under Others (in Other non-current assets) (Note 12).

(2) This amount corresponds to the cost (net of amortization) of the mandatory reserve paid to the Central Bank of Chile and disbursements incurred for foreign loans obtained by the Company to finance its investment plan. The long-term portion is recorded under Others (in Other Assets) (Note 12).

(3) Corresponds to the short-term portion to be amortized due to changes in the actuarial hypothesis and to the concept of loans to employees. The long-term portion is recorded under Others (in Other Assets) (Note 12).

Notes to the Financial Statements, continued

9. Property, plant and equipment:

The detail of property, plant and equipment is as follows:

	2007		2006
	Accumulated	Gross prop,, plant	Accumulated	Gross prop,, plant
	depreciation	and equipment	depreciation	and equipment
	ThCh$	ThCh$	ThCh$	ThCh$

Land	-	28,958,749	-	29,061,966

Building and improvements	382,525,371	793,893,006	364,880,581	793,772,113

Machinery and equipment	2,166,659,887	2,699,789,245	2,072,950,780	2,646,065,834

Central office telephone equipment	1,374,895,540	1,566,247,373	1,309,677,372	1,519,408,305
External building	649,746,177	964,538,482	616,276,581	946,936,179
Subscribers’ equipment	103,725,401	129,333,357	108,926,145	141,049,869
General equipment	38,292,769	39,670,033	38,070,682	38,671,481

Other Property, Plant and Equipment	205,977,239	301,681,503	185,309,350	299,874,984

Office furniture and equipment	99,267,138	107,856,900	92,379,524	105,583,209
Projects, work in progress and materials	-	62,581,869	-	77,131,884
Leased assets (1)	78,544	540,250	69,539	540,250
Assets temporarily out of service	7,200,635	7,200,635	7,522,843	7,522,843
Software	97,976,585	121,913,111	84,278,758	107,838,798
Other	1,454,337	1,588,738	1,058,686	1,258,000

Technical revaluation Circular 550	10,746,195	7,154,402	10,975,845	7,199,768

Total	2,765,908,692	3,831,476,905	2,634,116,556	3,775,974,665

(1) Corresponds to buildings.

Operating costs include a depreciation charge for the exercises amounting to ThCh$163,278,002 and ThCh$179,570,677 for 2007 and 2006, respectively, and administrative and selling expenses with a depreciation charge of ThCh$4,438,622 and ThCh$6,366,479 for 2007 and 2006, respectively. Assets temporarily out of service mainly consist of telephone equipment under repair, and incurred depreciation amounting to ThCh$926,246 in 2006, which is classified as “Other non-operating expenses” (Note 19b).

During the normal course of its operations, the Company monitors new and existing assets, and their depreciation rates, and homologues them to the technological evolution and the development of the markets in which it competes.

142          Telefónica Chile S.A. | Annual Report 2007

The detail of item after the technical revaluation is as follows:

			Gross property,	Gross property,
	Net	Accumulated	plant and	plant and
	Balance	Depreciation	equipment	equipment
			2007	2006
Description	ThCh$	ThCh$	ThCh$	ThCh$

Land	(2,428,059)	-	(2,428,059)	(2,473,359)
Building and improvements	(1,116,506)	(5,148,828)	(6,265,334)	(6,376,712)
Machinery and equipment	(47,228)	15,895,023	15,847,795	16,049,839

Total	(3,591,793)	10,746,195	7,154,402	7,199,768

Depreciation of the technical reappraisal surplus amounted to ThCh$(103,007) and ThCh$(97,151) for 2007 and 2006, respectively.

Gross property, plant and equipment includes assets that have been fully depreciated in the amount of ThCh$1,526,429,199 in 2007 and ThCh$1,354,664,914 in 2006, which include ThCh$14,104,851 and ThCh$13,823,770, respectively, from the reappraisals mentioned in Circular No. 550.

Notes to the Financial Statements, continued

10. Investments in related companies:

The detail of investments in related companies is as follows:

			Currency		Percentage participation		Equity of the companies		Net Income
			controlling
		Country of	the	Number of	2007	2006	2007	2006	2007	2006
Taxp. No.	Company	origin	investment	shares	%	%	ThCh$	ThCh$	ThCh$	ThCh$

Foreign	TBS Celular Participación S.A.(1) (4) (8)	Brazil	Dollar	48,950,000	2.61000	2.6100	141,684,646	162,404,153	553,387	(1,383,767)
96,551,670-0	Telefónica Larga Distancia S.A. (6)	Chile	Pesos	58,030,841	99.87245	99.30656	178,720,347	163,237,593	20,356,432	16,244,382
96,895,220-k	Atento Chile S.A. (8)	Chile	Pesos	3,049,998	27.4100	27.4100	15,576,745	15,501,566	6,494,949	7,259,403
74,944,200-K	Fundación Telefónica Chile	Chile	Pesos	-	50.0000	50.0000	106,133	378,722	(272,589)	(213,244)
96,961,230-5	Telefónica Gestión de Serv. Compartidos Chile S.A.	Chile	Pesos	99,999	99.9990	99.9990	1,641,846	1,540,887	110,960	53,832
90,430,000-4	Telefónica Empresas Chile S.A.(3) (5)	Chile	Pesos	401,003,412	99.9999998	99.9999998	80,280,740	101,007,272	3,975,468	13,453,524
96,971,150-8	Telefónica Asistencia y Seguridad S.A.	Chile	Pesos	97,809	99.99898	99.99898	6,625,471	5,728,590	896,880	74,812
78,703,410-1	Telefónica Multimedia Chile S.A.(2)	Chile	Pesos	449,082	99.9998	99.9998	15,716,329	20,683,088	(4,966,758)	(1,072,243)
96,834,320-3	Telefónica Internet Empresas S.A. (7) (9)	Chile	Pesos	-	-	-	-	-	-	-

		Net income (loss)		Equity in income (loss) of		Unearned Income		Investment
		of the companies		the investment				book value
		2007	2006	2007	2006	2007	2006	2007	2006
Taxp. No.	Company	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Foreign	TBS Celular Participación S.A.(1) (4) (8)	14,443	(36,116)	3,697,969	4,238,748	-	-	3,697,969	4,238,748
96,551,670-0	Telefónica Larga Distancia S.A. (6)	20,330,468	16,131,738	178,492,391	162,105,645	563,103	568,241	177,929,288	161,537,404
96,895,220-k	Atento Chile S.A. (8)	1,780,266	1,989,802	4,269,586	4,248,979	-	-	4,269,586	4,248,979
74,944,200-K	Fundación Telefónica Chile	(136,295)	(106,622)	53,067	189,361	-	-	53,067	189,361
96,961,230-5	Telefónica Gestión de Serv. Compartidos Chile S.A.	100,959	53,831	1,641,830	1,540,872	-	-	1,641,830	1,540,872
90,430,000-4	Telefónica Empresas Chile S.A.(3) (5)	3,975,468	13,453,524	80,280,740	101,007,272	-	-	80,280,740	101,007,272
96,971,150-8	Telefónica Asistencia y Seguridad S.A.	896,871	74,811	6,625,403	5,728,532	-	-	6,625,403	5,728,532
78,703,410-1	Telefónica Multimedia Chile S.A.(2)	(4,966,748)	(1,072,241)	15,716,298	20,683,047	-	-	15,716,298	20,683,047
96,834,320-3	Telefónica Internet Empresas S.A. (7) (9)	472,959	(202,885)	-	-	-	-	-	-

Total				290,777,284	299,742,456	563,103	568,241	290,214,181	299,174,215

(1) The company records its investment in TBS Celular Participación S.A. using the equity method since it exercises significant influence through the Telefónica group to which it belongs, as established in paragraph N° 4 of Circular No. 1,179 issued by the Superintendency of Securities and Insurance and ratified in Title II of Circular No. 1,697, Although Telefónica Chile only has a 2.61% direct participation in TBS Celular Participaciónes S.A., its Parent Company, Telefónica S.A., Spain, directly and indirectly has a percentage exceeding 20% ownership of the capital stock of that Company.

(2) On January 26, 2006 CTC Equipos y Servicios S.A. sold to Telefónica Chile S.A. one share at ThCh$4 corresponding to its participation in that company. On April 19, 2006,Tecnonáutica S.A. changed its name to Telefónica Multimedia Chile S.A. As of December 31, 2007, the value of the investment was calculated on the basis of unaudited financial statements.

(3) On January 27, 2006 Telefónica Empresas CTC Chile sold 215,099 shares to Telefónica Chile S.A. for ThCh$1,468,683 corresponding to its participation in that company.

On January 26 CTC Equipos y Servicios de Telecomunicaciones S.A. sold 16 shares to Telefónica Chile S.A. for ThCh$132 corresponding to its participation in that company.

(4) As of the date of these financial statements there are no liabilities entered into with hedge instruments assigned to investments abroad.

(5) Income for the year 2006 includes the voiding of the write-off of Tecnonáutica goodwill, the effect of which was recorded in Telefónica Empresas through the proportional equity value.

(6) On May 1, 2006 subsidiary Globus 120 S.A. was dissolved through its merger by incorporation to Telefónica Mundo S.A. For this Telefónica Mundo S.A. acquired all the assets and liabilities of Globus 120 S.A. and will succeed it in all its rights and obligations as the legal continuer, incorporating all the shareholders’ equity and shareholders of Globus 120 S.A. On April 19, 2006 Telefónica Mundo S.A. changed its name to Telefónica Larga Distancia S.A..

(7) On October 20, 2006 Telefónica Internet Empresas S.A. sold its participation in Telepeajes de Chile S.A. to Telefónica Gestión de Servicios Compartidos de Chile S.A. On that same date Telefónica Gestión de Servicios Compartidos purchased a third party’s participation achieving 99.999953% ownership of Telepeajes de Chile S.A..

(8) As of December 31, 2007, the value of the investment was recognized on the basis of unaudited financial statements.

(9) On October 1, 2007 subsidiary Telefónica Internet Empresas S.A. was dissolved by Telefónica Chile through the acquisition of all third party participation in it, equivalent to 0.0005%. In this way, Telefónica Chile accumulated the total number of shares.

144          Telefónica Chile S.A. | Annual Report 2007

11. Goodwill:

The detail of goodwill is as follows:

			2007		2006
		Year of origin	Amount amortized in the year	Balance of Goodwill ThCh$	Amount amortized in the year ThCh$	Balance of Goodwill ThCh$

Taxpayer No.	Company
			ThCh$

96,551,670-0	Telefónica Larga Distancia S.A.	1998	1,261,838	13,632,649	1,261,838	14,894,487
Foreign	TBS Celular Participaçion S.A.	2001	204,525	1,464,820	204,525	1,828,651
96,834,320-3	Telefónica Internet Empresas S.A.(1)	1999	103,127	309,380	103,127	412,507

Total			1,569,490	15,406,849	1,569,490	17,135,645

(1) As indicated in Note 10 as a product of the sale of this subsidiary the balance of goodwill associated to the investment was recognized.

Goodwill amortization years have been determined taking into account aspects such as the nature and characteristics of the business and estimated year of return on investment.

12. Other non-current assets:

The detail of other non-current assets is as follows:

	2007	2006
Description	ThCh$	ThCh$

Deferred issuance cost for obtaining external financing (note 8(2)) (1)	434,297	774,389
Deferred charge on sale of assets to subsidiaries (net)	1,525,343	1,906,837
Bond issue expenses (note 25)	584,850	735,070
Bond discount (note 25)	956,502	1,203,109
Deferred union contract bonus (note 8(1))	1,355,895	2,723,982
Securities deposits	88,419	72,096
Deferred charge due to change in actuarial estimations (note 8(3)) (2)	5,758,269	6,884,424
Deferred staff severance indemnities (3)	3,142,149	3,716,979

Total	13,845,724	18,016,886

(1) This amount corresponds to the cost (net of amortizations) of the disbursements incurred for foreign loans obtained by the Company to finance its investment plan. The short-term portion is presented under Other Current Assets (Note 8).

(2) With the implementation of new contractual conditions derived from the organizational changes in the Company, there have been a series of studies that allowed, with primary effect in 2004, the modification in the calculation basis for staff severance indemnities of the variable for future service life of employees. After concluding these studies, in 2005, other changes in estimates were incorporated, such as personnel fluctuation rate, mortality of employees and future salary increases for the year 2006, which includes the rate mentioned in Note 2 (s) for 2006, all determined on the basis of actuarial calculations, as established in Technical Bulletin No. 8 of the Chilean Association of Accountants. The short-term portion is recorded under Other Current Assets (Note 8).

The difference generated as a result of changes in the actuarial estimates constitutes actuarial gains or losses, which are deferred and amortized over the estimated average remaining future service life of the employees that will receive the benefit (see Note 2s).

(3) In conformity with the union agreements between the Company and its employees, loans were granted to employees, the amounts and conditions of which were based on, among other considerations, the accrued balances of staff severance indemnities at the date of the grant. The short-term portion is recorded under Other Current Assets (Note 8).

The staff severance indemnities provision has been recorded in part at its current value, deferring and amortizing this effect over the years of average remaining future service life of employees that subscribe to the benefit. The loan is presented under Other Long-term Receivables.

Notes to the Financial Statements, continued

13. Short-term obligations with banks and financial institutions:

The detail of short-term obligations with banks and financial institutions is as follows:

		US$		U.F.		Total
		2007	2006	2007	2006	2007	2006
Taxp. No.	Bank or financial institution	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

	Current maturities of long-term debt
97,015,000-5	BANCO SANTANDER SANTIAGO	-	-	479,881	479,331	479,881	479,331
Foreign	CALYON NEW YORK BRANCH AND OTHERS	145,202	181,543	-	-	145,202	181,543
97,008,000-7	CITIBANK (2)	75,094,002	704,342	-	-	75,094,002	704,342
Foreign	BBVA BANCOMER AND OTHERS	606,111	788,276	-	-	606,111	788,276

	Total	75,845,315	1,674,161	479,881	479,331	76,325,196	2,153,492

	Outstanding principal	74,533,500	-	-	-	-	-
	Average annual interest rate	5.23%	5.70%	3.18%	3.16%	4.78%	5.20%

Percentage of obligations in foreign currency	: 99.37 % for 2007 and 77.74 % for 2006
Percentage of obligations in local currency	: 0.63 % for 2007 and 22.6 % for 2006

14. Long-term obligations with banks and financial institutions

Long-term obligations with banks and financial institutions:

		Currency Or	Years to maturity for			Long-term	Average	Long-term
		Indexation	long-term portion			portion	annual	portion
		Index				as of	interest	as of
			1 to 2	2 to 3	3 to 5	Dec. 31, 2007	rate	Dec. 31, 2006
Taxp. No.	Bank or financial institution		ThCh$	ThCh$	ThCh$	ThCh$	%	ThCh$

	Loans in dollars
Foreign	CALYON NEW YORK BRANCH AND OTHERS (1)	US$	99,378,000	-	-	99,378,000	Libor+0.35%	114,357,372
Foreign	BBVA BANCOMER AND OTHERS (3)	US$	-	-	74,533,500	74,533,500	Libor+0.334%	85,768,029
97,008,000-7	BANCO CITIBANK (2)	US$	-	-	-	-	Libor+0.31%	85,768,029

	Subtotal		99,378,000	-	74,533,500	173,911,500	5.23%	285,893,430

	Loans in unidades de fomento
97,015,000-5	BANCO SANTANDER SANTIAGO (4)	UF	-	69,758,556	-	69,758,556	Tab360+0.325%	70,009,582

	Subtotal		-	69,758,556	-	69,758,556	3.18%	70,009,582

	Total		99,378,000	69,758,556	74,533,500	243,670,056	4.78%	355,903,012

Percentage of obligations in foreign currency	: 71.37 % for 2007 and 80.33 % for 2006
Percentage of obligations in local currency	: 28.63 % for 2007 and 19.67 % for 2006

(1) In December 2004, the Company renegotiated this loan, extending its due date from February and August 2005 to December 2009; in addition, the Company changed the agent bank, which until then had been Bilbao Viscaya Argentaria Bank.

(2) In May 2005, the Company renegotiated this loan, extending its due date from April 2006 and April 2007 to December 2008; in addition, the Company changed the agent bank, which until then had been the ABN Amro Bank.

(3) In November 2005, the Company renegotiated this loan, extending its due date from April 2006, April 2007 and April 2008 to June 2011; in addition, the Company changed the agent bank, which until then had been the ABN Amro Bank.

(4) In April 2005, the Company renegotiated this loan, which allowed it to extend the due date from April 2008 to April 2010. In February 2007 the interest rate was changed from 0.45% to 0.325% .

146          Telefónica Chile S.A. | Annual Report 2007

15. Bonds and promissory notes payable:

Bonds

The detail of bonds issued, classified as short and long-term, is as follows:

				Nominal
Registration number		Nominal	Readjustment	annual		Frequency		Par value		Placement
or identification of		Amount	unit	interest	Final	Interest		2007	2006	in Chile
the instrument	Series	of issue	for bond	rate	maturity	payment	Amortizations	ThCh$	ThCh$	or abroad

Short-term portion of long-term bonds
143,27,06,91	F	71,429	UF	6.000	Apr. 2016 Semi-annual		Semi-annual	1,802,616	1,573,473	Chile
281,20,12,01	L (1)	-	UF	3.750	Oct. 2012 Semi-annual		Maturity	148,710	402,427	Chile

Total								1,951,326	1,975,900

Long-term bonds
143,27,06,91	F	535,714	UF	6.000	Apr. 2016 Semi-annual		Semi-annual	10,512,134	11,956,630	Chile
281,20,12,01	L (1)	3,000,000	UF	3.750	Oct. 2012 Semi-annual		Maturity	58,867,980	59,079,817	Chile

Total								69,380,114	71,036,447

(1) On March 29, 2006, the Company placed bonds in the local market for a nominal amount of UF3,000,000 equivalent to US$102.1 million (historical) of a series denominated L, which is composed of 6,000 bonds with a value of UF 500 each.

These bonds mature in one installment on October 25, 2012. The annual interest rate amounts to UF + 3.75% and interest is paid semi-annually. There is a redemption option as of October 25, 2007.

16. Accruals and Write-offs:

The detail of accruals shown in liabilities is as follows:

	2007	2006
Current	ThCh$	ThCh$

Staff severance indemnities	1,952,281	497,031
Vacation	3,591,175	3,749,091
Incentivo por cumplimiento de objetivos	3,846,773	3,832,044
Other employee benefits (1)	1,051,811	-
Employee benefit advances	(2,493,350)	(1,244,797)

Subtotal	7,948,690	6,833,369

Long-term

Staff severance indemnities	30,266,583	31,971,166

Total	38,215,273	38,804,535

(1) Includes provisions as per current union agreement.

During the year, there were bad debt write-offs ofThCh$4,937,984 in 2007 and ThCh$11,648,722 in 2006, which were charged against the respective allowance for doubtful accounts.

Notes to the Financial Statements, continued

17. Staff severance indemnities:

The detail of the charge to income for staff severance indemnities is as follows:

	2007	2006
	ThCh$	ThCh$

Beginning balance (1)	30,231,097	31,726,944
Payments for the year	(2,426,728)	(4,776,409)
Changes in actuarial hypotheses	-	2,471,052
Provision increase	3,643,188	2,837,346
Transfers	771,307	209,264
Ending Balance	32,218,864	32,468,197

(1) The previous year is shown restated for comparative purposes.

18. Shareholders’ equity

During the 2007 and 2006, changes to shareholders’ equity accounts are as follows:

						Total
	Paid-in	Other	Retained	Net	Interim	shareholders´
	capital	reserves	earnings	income	dividend	equity
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Balances as of December 31, 2006	890,894,953	(3,000,511)	-	23,353,046	(10,486,613)	900,760,875

Transfer of 2006 income to retained earnings	-	-	23,353,046	(23,353,046)	-	-
Cumulative translation adjustment	-	(762,270)	-	-	-	(762,270)
Capital decrease	(48,815,012)	-	-	-	-	(48,815,012)
Absorption of interim dividends	-	-	(10,486,613)	-	10,486,613	-
2006 final dividends	-	-	(12,866,433)	-	-	(12,866,433)
Interim dividends	-	-	-	-	(5,742,943)	(5,742,943)
Price-level restatement, net	62,655,621	(171,545)	-	-	(63,172)	62,420,904
Other reserves	-	682,346	-	-	-	682,346
Net income	-	-	-	10,856,131	-	10,856,131

Balances as of December 31, 2007	904,735,562	(3,251,980)	-	10,856,131	(5,806,115)	906,533,598

Balances as of December 31, 2005	912,692,729	(1,751,241)	-	25,183,320	(10,549,786)	925,575,022

Transfer of 2005 income to retained earnings	-	-	25,183,320	(25,183,320)	-	-
Cumulative translation adjustment	-	(530,149)	-	-	-	(530,149)
Capital decrease	(40,200,514)	-	-	-	-	(40,200,514)
Absorption of interim dividends	-	-	(10,528,728)	-	10,528,728	-
2005 final dividends	-	-	(14,654,592)	-	-	(14,654,592)
Interim dividends	-	-	-	-	(10,528,728)	(10,528,728)
Price-level restatement, net	18,402,738	(44,867)	-	-	63,173	18,421,044
Other reserves	-	(674,254)	-	-	-	(674,254)
Net income	-	-	-	23,353,046	-	23,353,046

Balances as of December 31, 2006	890,894,953	(3,000,511)	-	23,353,046	(10,486,613)	900,760,875

Restated balances as of December 31, 2007	956,821,180	(3,222,549)	-	25,081,171	(11,262,622)	967,417,180

148          Telefónica Chile S.A. | Annual Report 2007

(a) Paid-in capital:

As of December 31, 2007 the Company’s paid-in capital is as follows:

Number of shares:

		No. of paid	No. of shares with voting
Series	No. of subscribed shares	shares	rights

A	873,995,447	873,995,447	873,995,447
B	83,161,638	83,161,638	83,161,638

Paid-in capital:
		Subscribed	Paid-in
Series		Capital	Capital
		ThCh$	ThCh$

A		826,128,516	826,128,516
B		78,607,046	78,607,046

(b) Shareholder distribution:

As indicated in SVS Circular No. 792, the stratification of shareholders by percentage of ownership in the Company as of December 31, 2007 is as follows:

	Percentage of Total holdings
Type of shareholder	%	Number of shareholders

10% holding or more	60.87	2
Less than 10% holding:
Investment equal to or exceeding UF 200	38.39	4,381
Investment under UF 200	0.74	10,706

Total	100.00	12,089

Controlling company	44.90	1

(c) Dividends:

i) Dividend policy:

In accordance with Law No. 18,046, unless otherwise decided at the Shareholders Meeting by unanimous vote of the outstanding shares, when there is net income, at least 30% must be allocated in dividend payments.

Taking into consideration the cash situation, the levels of projected investment and the solid financial indicators for 2005 and future years, on April 14, 2005, the Ordinary Shareholders’ Meeting modified the dividend distribution policy reported at the Ordinary Shareholders’ Meeting of April 2004, and agreed to distribute 100% of net income generated during the respective year by means of an interim dividend in November of each year and a final dividend in May of the following year.

Notes to the Financial Statements, continued

18. Shareholders’ equity, continued

ii) Dividend distributed:

On April 20, 2006, modification of the Company bylaws was approved in order to decrease capital by ThCh$40,200,514 (historical), for the purpose of distributing additional cash to the shareholders in 2006. That distribution was equivalent to Ch$42 per share and Chh$168 per ADR.

On October 26, 2006, the Board of Directors agreed to pay interim dividend No. 172, in the amount of ThCh$ 10,528,728 (historical), equivalent to Ch$11 per share.

On April 13, 2007, the Ordinary Shareholders’ Meeting approved payment of final dividend No. 173, in the amount of ThCh$ 12,866,433 (historical), equivalent to Ch$13.44234 per share, with a charge to 2006 net income. The dividend was paid on May 15, 2007.

Additionally, the Extraordinary Shareholders’ Meeting held on April 13, 2007, approved modification of the company bylaws in order to decrease capital by ThCh$48,815,012 (historical), in order to distribute additional cash to the shareholders in 2007. The capital distribution was equivalent to Ch$51 per share.

On October 24, 2007, the Board of Directors agreed to pay interim dividend No. 174 of Ch$6 per share, equivalent to ThCh$ 5,742,943 (historical), with a charge to net income generated by the Company as of September 30, 2007.

(d) Other reserves:

Other Reserves include the participation of the reserve established by Telefónica Larga Distancia S.A. for the acquisition of the shares of dissident minority shareholders and the net effect of the adjustment for conversion differences as established in Technical Bulletin No. 64 of the Chilean Association of Accountants, the detail of which is as follows:

		Amount
			Price-level		Balance as of
		December 31, 2006	restatement	Net Movement	Dec 31, 2007
	Company	ThCh$	ThCh$	ThCh$	ThCh$

96,551,670-0	Telefónica Larga Distancia S.A.	(682,346)	-	682,346	-
Foreign	TBS Celular Participación S.A.	(2,318,165)	(171,545)	(762,270)	(3,251,980)

Total		(3,000,511)	(171,545)	(79,924)	(3,251,980)

150          Telefónica Chile S.A. | Annual Report 2007

19. Other Non-Operating Income and Expenses:

(a) Other non-operating income:

The detail of other non-operating income is as follows:

	2007	2006
Other Income	ThCh$	ThCh$

Administrative services	1,548,750	966,015
Real estate rental	-	912,761
Fines levied on suppliers and indemnities	434,148	135,178
Proceeds from sale of used equipment	2,015,589	573,730
Other	631,137	531,243

Total	4,629,624	3,118,927

(b) Other non-operating expenses:

The detail of other non-operating expenses is as follows:

	2007	2006
Other Expenses	ThCh$	ThCh$

Restructuring costs (1)	2,792,303	8,716,041
Lawsuit and other provisions	6,223,926	2,198,941
Removal of expired assets	3,497,660	4,106,613
Extraordinary payment to contractors	2,573,158	818,590
Other	551,517	448,875

Total	15,638,564	16,289,060

Notes to the Financial Statements, continued

20. Price-level restatement:

The detail of price-level restatement is as follows:

		2007	2006
Assets (Charges) Credits	Indexation	ThCh$	ThCh$

Inventory	CPI	19,645	4,851
Prepaid expenses	CPI	(10,576)	(1,348)
Prepaid expenses	UF	-	23,888
Other current assets	CPI	(31,576)	87,563
Other current assets	UF	1,820,202	14,147
Short and long-term deferred taxes	CPI	7,095,251	1,675,569
Property, plant and equipment	CPI	78,540,514	26,392,656
Investments in related companies	CPI	18,671,120	5,381,652
Goodwill	CPI	1,228,409	399,081
Long-term receivables	UF	1,890	(334,977)
Long-term receivables	CPI	-	155,222
Other long-term assets	CPI	2,275,019	146,311
Other long-term assets	UF	60,917	(111,797)
Expense accounts	CPI	16,508,796	3,532,252

Total Credits		126,179,611	37,365,070

		2007	2006
Liabilities – Shareholders’ Equity (Charges) Credits	Indexation	ThCh$	ThCh$

Short-term obligations	UF	(262,890)	(131,062)
Short-term obligations	CPI	(260,757)	726,449
Long-term obligations	CPI	-	(28,899)
Long-term obligations	UF	(31,247,533)	(10,730,594)
Shareholders’ equity	CPI	(62,420,904)	(19,824,250)
Revenue accounts	CPI	(24,629,518)	(5,483,239)

Total (Charges)		(118,821,602)	(35,471,595)

Price-level restatement, net		7,358,009	1,893,475

152          Telefónica Chile S.A. | Annual Report 2007

21. Foreign currency translation:

The detail of the gain on foreign currency translation is as follows:

		2007	2006
Assets (Charges) Credits	Currency	ThCh$	ThCh$

Current assets	US$	646,512	3,181,380
Current assets	EURO	(872)	4,113
Current assets	REAL	167,147	152,577
Long-term receivables	US$	609,699	1,516,363

Total Credits		1,422,486	4,854,433

		2007	2006
Liabilities (Charges) Credits	Currency	ThCh$	ThCh$

Short-term obligations	US$	(345,699)	(1,537,972)
Short-term obligations	EURO	18,992	(3,339)
Short-term obligations	REAL	-	88,093
Long-term obligations	US$	(1,381,311)	(3,319,086)

Total (Charges)		(1,708,018)	(4,772,304)

Foreign currency translation, net		(285,532)	82,129

22. Expenses from issuance and placement of shares and debt:

The detail of this item is as follows:

	Short-term		Long-term
	2007	2006	2007	2006
	ThCh$	ThCh$	ThCh$	ThCh$

Bond issuance expenses	135,766	137,307	584,850	735,070
Discount on debt	242,292	247,484	956,502	1,203,109

Total	378,058	384,791	1,541,352	1,938,179

The corresponding items are classified as Other Current Assets and Other Long-term Assets, as applicable, and are amortized over the term of the respective obligations.

Notes to the Financial Statements, continued

23. Cash flows:

Financing and investing activities that do not generate cash flows during the year, but which generate future cash flows are as follows:

a) Financing activities: Financing activities that generate future cash flows are as follows:

Obligations with banks and financial institutions	- Notes 13 and 14
Obligations with the public	- Note 15

b) Investing activities: Investing activities that generate future cash flows are as follows:

	Maturity	ThCh$

CERO	2008	3,563,309
BCU	2008	1,799,249

c) Cash and cash equivalents:

	2007	2006
	ThCh$	ThCh$

Cash	3,377,311	9,007,691
Time deposits	72,727,098	29,092,419
Other current assets	-	4,004,283

Total	76,104,409	42,104,393

154          Telefónica Chile S.A. | Annual Report 2007

24. Derivative Contracts:

The detail of derivative contracts is as follows:

				Description of Contract						Affected Accounts

		Contract Value	Maturity	Specific Item	Purchase Sale	Hedged Item			Asset/Liability		Effect on Income
			or Expiration		Position	or Transaction		Value of
								Hedged
Type	Type of							Item		Amount	Realized	Unrelized
of Derivate	Contract					Name	Amount	ThCh$	Name	ThCh$	ThCh$	ThCh$
S	CCPE	150,000,000	III Quarter 2008	Exchange rate	C	Oblig. in US$	150,000,000	74,533,500	assets	74,743,943	(10,288,340)	-
									liabilities	(97,167,238)
S	CCPE	100,000,000	II Quarter 2009	Exchange rate	C	Oblig. in US$	100,000,000	49,689,000	assets	49,669,022	(6,456,141)	-
									liabilities	(64,615,995)
S	CCPE	120,000,000	II Quarter 2011	Exchange rate	C	Oblig. in US$	120,000,000	59,626,800	assets	59,653,568	(9,382,483)	-
									liabilities	(73,377,129)
S	CCTE	100,000,000	IV Quarter 2009	Exchange rate	C	Oblig. in US$	100,000,000	49,689,000	assets	49,639,748	(4,259,237)	(201,836)
									liabilities	(63,718,533)
S	CCTE	30,000,000	II Quarter 2011	Exchange rate	C	Oblig. in US$	30,000,000	14,906,700	assets	14,832,944	(5,917,546)	(242,767)
									liabilities	(17,722,570)
FR	CI	641,546	I Quarter 2008	Exchange rate	C	-	-	-	assets	179,838	33,227	-
									liabilities	(146,612)

Exchange forward contracts expensed during the year ( net )											1,700,824

Total										-	(34,569,696)	(444,603)

Type of derivates:	Type of Contract:
FR: Forwad	CCPE: Hedge contract for existing transactions
S : Swap	CCTE: Hedge contract for anticipated transactions
CI: Investment hedge contract

25. Contingencies and commitments:

a) Lawsuit against the State of Chile:

(i) Having exhausted all administrative remedies aimed at correcting the errors and illegal actions taken in the tariff-setting process of 1999, in March 2002, the Company filed a lawsuit for damages against the Government of Chile in the amount of ThCh$ 181,038,411, plus readjustments and interest, covering past and future damages incurred up to May 2004.

The judicial process is currently at the sentencing stage.

(ii) Telefónica Chile and Telefónica Larga Distancia filed an indemnity suit against the State of Chile, claiming damages caused due to modification of the telecommunications cable network due to works carried out by highway concessionaries from 1996 to 2000.

Notes to the Financial Statements, continued

25. Contingencies and commitments, continued:

a) Lawsuit against the State of Chile, continued:

The amount of the damages claimed consists in both companies having been obligated to pay to transfer their telecommunications networks due to the construction of public works concessioned under the Concessions Law in the amount of:

a.- Compañía de Telecomunicaciones de Chile S.A.: ThCh$ 1,929,207 (historical).

b.- Telefónica Larga Distancia S.A.:ThCh$ 2,865,209 (historical).

Currently in the process of dictating final sentence.

b) Lawsuits:

(i) Voissnet Lawsuit:

On March 14, 2005, Telefónica Chile responded to the complaint filed by Voissnet before the Antitrust Commission (“Tribunal de la Libre Competencia”), hereafter TDLC, for alleged events that in its opinion attempt against free competition, development of Internet technology, fundamentally broadband telephony, and access to broadband, by establishing a prohibition to provide voice services through the broadband Interned access provided by Telefónica Chile, Voissnet intends for the TDLC to obligate Telefónica Chile to allow third parties to provide IP Telephony through the Internet using its ADSL.

On October 26, 2006, the Company was notified of the sentence dictated by the Antitrust Commission, which partially accepted the complaint filed by Voissnet S.A. and the requirement of the National Economic Attorney General’s Office (“Fiscalía Nacional Económica”), which sentenced Telefónica Chile to pay a fine of 1,500 UTA.

On July 4, 2007, the Supreme Court dictated sentence on the complaint filed by Telefónica Chile, against the ruling of the Antitrust Commission, which partially accepted the complaint filed by Voissnet and the requirement of the National Economic Attorney General’s Office (“Fiscalía Nacional Económica”), and reduced the fine from 1,500 to 556 UTA, eliminating whereas clauses 72 to 81 of the TDLC’s ruling, which would allow Voissnet to act without a concession, and leaving in force the whereas clauses that declare that broadband is a non-regulated service that does not require concession.

(ii) New Voissnet complaint,:

On July 12, 2007 Voissnet filed a complaint before the Antitrust Commission (TDLC) against Telefónica Chile for alleged cross subsidy in the joint commercialization of its broadband and fixed telephony services, taking advantage of its dominant position in those markets, The complaint was notified on August 20, 2007.

Telefónica Chile requested that the complaint be rejected, with costs, since the packaged voice and broadband offers are due to a competitive dynamic, and it has not incurred in practices that attempt against free competition.

Currently the complaint is at the stage where the Court must dictate the resolution setting the facts on which evidence must be rendered.

(iii) Complaint filed by VTR Telefónica S.A.:

On June 30, 2000, VTR Telefónica S.A. filed an ordinary lawsuit, claiming payment of Ch$2,204 million, plus amounts accrued during the lawsuit, for the concept of access charges for the use if its networks. It based its complaint on the differences originated due to the reduction of access charges after Tariff Decree No. 187 came into effect, Telefónica Chile sustained that the access charge tariffs that both parties must pay each other for the reciprocal use of their networks are regulated by a signed contract which VTR is ignoring. The first instance sentence accepted VTR’s complaint and the compensation alleged in subsidy by Telefónica Chile. The Company filed an ordinary public motion and appeal, which are pending before the Santiago Court of Appeals.

There are two other cases related to the previous judicial process.The first was filed by VTR in 2002 before Subtel for alleged non-payment of invoices for access charges set by D.S. 26, to obligate Telefónica Chile to pay those invoices and impose the fines foreseen in the General Telecommunications Law. That case has been suspended by order of the Minster at that time, until there is a sentence in the judicial proceeding filed by VTR in 2000. The other case was filed by Telefónica Chile on June 6, 2003, for VTR’s non payment of access charges according to the contract signed between the parties and it has been suspended until there is a sentence in the first of the mentioned lawsuits.

In turn, on December 21, 2005 Telefónica Chile sued VTR for non payment of automatic reversal of charges services (800-services) in the amount of Ch$1,500 million, plus sums accrued during the course of the lawsuit. VTR filed a counterclaim for the same concepts, in the amount of Ch$1,200 million. That judicial process is at the first instance proceeding stage.

(iv) Manquehue Net:

On June 24, 2003, Telefónica Chile filed a forced contract fulfillment complaint with damage indemnity before the arbitration court of Mr. Víctor Vial del Río against Manquehue Net, for the amount of ThCh$3,647,689, and the sums accrued during the proceeding. On the same date, Manquehue Net filed a discount compliance complaint (in the amount of UF 107,000), in addition to a claim to obligate (signing of 700 service contracts).

156          Telefónica Chile S.A. | Annual Report 2007

25. Contingencies and commitments, continued:

(iv) Manquehue Net, continued:

On April 11, 2005, the Arbitrator notified the first instance sentence that accepted the complaint of Telefónica Chile, sentencing Manquehue Net to pay approximately Ch$ 452 million, and at the same time accepted the complaint filed by Manquehue Net sentencing Telefónica Chile to pay UF 47,600.

Telefónica Chile filed ordinary public law motions against both sentences, which are currently pending before the Santiago Court of Appeals.

(v) Chilectra and CGE:

In June 2006, Telefónica Chile filed complaints against Chilectra S.A. and Río Maipo (today CGE Distribución), requesting an adjusted refund of the Reimbursable Financial Contributions (AFR) (“Aportes Financieros Reembolsables”) that the company paid between 1992 and 1998, in virtue of the Electric Law. The amounts to be restored amount to ThCh$899,658 and ThCh$117,350, respectively. The complaints have been recently notified and are at the discussion stage.

(vi) Writ of Relief (“Recurso de Protección”):

On June 28, 2006 television channels UCTV and TVN filed a writ of relief against Telefónica Chile requesting suspension of the inclusion of such signals in the Digital Television plans. On June 30, the Court of Appeals declared the writ inadmissible, which was confirmed on July 4, when it rejected the filed motion to set aside.

The complaint filed before the Supreme Court by the television channels against the ministers members of the Court, was declared inadmissible on July 13, 2006, which put an end to the intentions of the channels.

(vii) Labor lawsuits:

Labor lawsuits have been filed against the company during the normal course of operations.

To date there are certain labor proceedings involving former employees that claim wrongful dismissal. These employees did not sign contract termination agreements or receive severance indemnity for years of service. On several occasions the Supreme Court has reviewed the sentences dictated on the subject, accepting the Company’s thesis, ratifying the validity of the terminations, however there are certain lawsuits pending first instance sentencing.

There are also other lawsuits that involve former employees in certain proceedings, with paid staff severance indemnities and paid and signed contract termination agreements, who in spite of having chosen voluntary retirement plans or having been terminated due to company needs, intend to have them annulled. Of these lawsuits, to date, two have been favorable to the Company, rejecting the annulment.

Certain Syndicates have filed complaints before the Santiago Labor Courts, requesting indemnification for various concepts.

(viii) Other lawsuits:

During the last quarter of 2007, resolutions dictated by the Ministry of Transport and Telecommunications were notified, in which fines were applied due to non-compliance with the previous resolutions, which altogether amount to UTM 33,700. Telefónica Chile has filed appeals against those resolutions, which are currently in process and pending sentence. It should be noted that the resolutions consider daily fines, which as of December 31, 2007 are estimated to amount to close to UTM 1,200.

Management and its internal and external legal counsel periodically monitor the evolution of the lawsuits and contingencies affecting the Company during the normal course of its operations, analyzing in each case the possible effects on the financial statements. Based on this analysis and the information available to date, management and its legal counsel believe that it is unlikely that the Company’s income and equity will be significantly affected by loss contingencies that could eventually represent significant liabilities in addition to those already recorded in the financial statements.

(c) Financial restrictions

In order to develop its investment plans, the Company has obtained financing both in the domestic market and abroad (Notes 14, 15 and 16) which establish, among other things: clauses on the maximum debt the Company may maintain.

The maximum debt ratio is 1.60.

Non-compliance with these clauses implies that all the obligations assumed in these financing contracts would be considered due and payable.

As of December 31, 2007, the Company complies with all financial restrictions.

Notes to the Financial Statements, continued

25. Contingencies and commitments, continued:

(d) Guarantee Deposits:

The detail of guarantee deposits is as follows:

			Liberation of guarantee
		Current Guarantee
		Deposit	2008	2009	2010
Guarantee in favor of	Type of Guarantee	ThCh$	ThCh$	ThCh$	ThCh$

Constructora San Francisco	Deposit	992,321	992,321	-	-
Telecommunications Undersecretary	Deposit	834,161	713,149	121,012	-
Serviu Región Metropolitana	Deposit	83,580	73,437	10,143	-
Terminal Aéreo Santiago S.A.	Deposit	29,434	-	29,434	-
Regional Highways Department VII Region	Deposit	34,964	34,964	-	-
Empresa de Transporte de Pasajeros Metro S.A.	Deposit	13,953	589	13,364	-
Other guarantees	Deposit	229,379	205,181	23,398	800

Total		2,217,792	2,019,641	197,351	800

The Company has not received any guarantees from third parties.

158          Telefónica Chile S.A. | Annual Report 2007

26. Third party guarantees:

The Company has not received any guarantees from third parties.

27. Local and Foreign Currency:

a) A summary of the assets in local and foreign currency is as follows:

		2007	2006
Description	Currency	ThCh$	ThCh$

Total current assets:		327,427,888	287,837,835

Cash	Non-indexed Ch$	3,296,728	4,954,591
	Dollars	19,431	4,005,206
	Euro	61,152	47,894
Time deposits	Non-indexed Ch$	69,297,338	26,231,820
	Indexed Ch$	5,496,257	-
	Dollars	348,009	2,860,599
Marketable securities	Dollars	-	15,374,615
	Indexed Ch$	5,362,558	2,092,494
Notes and accounts receivable (1)	Non-indexed Ch$	149,261,089	152,827,415
	Indexed Ch$	32,539	42,415
	Dollars	139,248	1,050,256
	Euro	22,421	52,730
Accounts receivable from related companies	Non-indexed Ch$	57,610,941	48,264,814
	Dollars	3,034,359	1,863,514
Other current assets (2)	Non-indexed Ch$	32,838,165	23,298,933
	Indexed Ch$	369,108	231,200
	Dollars	205,320	4,625,248
	Reales	33,225	14,091

Total property, plant and equipment :		1,065,568,213	1,141,858,109

Property, plant and equipment and accumulated Depreciation	Indexed Ch$	1,065,568,213	1,141,858,109

Total other long-term assets		332,537,439	353,431,579

Investment in related companies	Indexed Ch$	290,214,181	299,174,215
Investment in other companies	Indexed Ch$	4,488	4,488
Goodwill	Indexed Ch$	15,406,849	17,135,645
Other long-term assets (3)	Indexed Ch$	12,989,196	17,120,857
	Non-indexed Ch$	13,922,725	19,937,538
	Dollars	-	58,836

Total assets		1,725,533,540	1,783,127,523

Subtotal by currency	Indexed Ch$	1,395,443,389	1,477,659,423
	Non-indexed Ch$	326,226,986	275,515,111
	Dollars	3,746,367	29,838,274
	Euro	83,573	100,624
	Reales	33,225	14,091

(1) Includes the following balance sheet accounts:Trade Accounts Receivable, Notes Receivable and Miscellaneous Accounts Receivable.

(2) Includes the following balance sheet accounts: Inventories, Recoverable Taxes, Prepaid Expenses, Deferred Taxes and Other Current Assets.

(3) Includes the following balance sheet accounts: Long-term Debtors, Intangibles, Accumulated amortization and Others.

Notes to the Financial Statements, continued

27. Local and Foreign Currency, continued:

b) A summary of the current liabilities in local and foreign currency is as follows:

		Up to 90 days				90 days up to 1 year
		2007 ThCh$		2006 ThCh$		2007 ThCh$		2006 ThCh$
			Average		Average		Average		Average
			annual		annual		annual		annual
			interest		interest		interest		interest
Description	Currency	ThCh$	%	ThCh$	%	ThCh$	%	ThCh$	%

Short-term portion of obligations with banks and financial institutions	Indexed Ch$	479,881	3.18	479,333	3.16	-	-	-	-
	Dollars	75,845,315	5.23	1,674,159	5.70	-	-	-	-
Obligations with the public (Commercial paper)	Non-indexed Ch$	-	-	-	-	-	-	-	-
Obligations with the public (Bonds payable)	Indexed Ch$	-	-	1,975,900	5.54	1,951,326	5.83	-	-
	Dollars	-	-	-	-	-	-	-	-
Long-term obligations maturing within a year	Indexed Ch$	4,211	8.10	3,146	8.10	13,347	8.10	9,443	8.10
Accounts payable to related parties	Indexed Ch$	673,074	-	-	-	-	-	-	-
	Non-indexed Ch$	124,610,385	-	136,842,483	-	-	-	-	-
	Dollars	2,143,030	-	1,017,532	-	-	-	-	-
Other current liabilities (4)	Indexed Ch$	3,774,938	-	288,662	-	22,833,622	-	-	-
	$ no reajustables	133,993,558	-	103,677,589	-	18,431,145	-	25,941,450	-
	Euros	201,200	-	297,722	-	-	-	-	-
	Reales	366,458	-	-	-	-	-	-	-
	Dollars	924,317	-	6,970,749	-	-	-	-	-

Total Current Liabilities		343,016,367		253,227,275		43,229,440		25,950,893

Subtotal by currency	Indexed Ch$	4,932,104		2,747,041		24,798,295		9,443
	Non-indexed Ch$	258,603,943		240,520,072		18,431,145		25,941,450
	Euros	201,200		297,722		-		-
	Reales	366,458		-		-		-
	Dollars	78,912,662		9,662,440		-		-

(4) Includes the following balance sheet accounts: Dividends payable,Trade accounts payable, Miscellaneous accounts payable, Accruals,Withholdings, Unearned Income and Other current liabilities.

160          Telefónica Chile S.A. | Annual Report 2007

27. Local and Foreign Currency, continued:

c) A summary of the long-term liabilities in local and foreign currency is as follows:

		1 to 3 years		3 to 5 years		5 to 10 years		over 10 years
		2007		2007		2007		2007
			Average		Average		Average		Average
			annual		annual		annual		annual
			interest		interest		interest		interest
Description	Currency	ThCh$	Rate %	ThCh$	Rate %	ThCh$	Rate %	ThCh$	Rate %

Long-term liabilities

Obligation with banks and financial institutions	Indexed Ch$	69,758,556	3.18	-	-	-	-	-	-
	US$	99,378,000	5.26	74,533,500	5.23	-	-	-	-
	Indexed Ch$	2,522,912	6.00	2,522,912	6.00	64,334,290	4.11	-	-
Bonds and promissory notes payable	Indexed Ch$	29,634,951	-	41,778	-	8,673,947	-	63,012,467	-
Other long-term liabilities (5)	Non-indexed Ch$	18,340,822	-	-	-	-	-	-	-

Total long-term liabilities		219,635,241		77,098,190		73,008,237		63,012,467

Subtotal by currency	Indexed Ch$	101,916,419		2,564,690		73,008,237		63,012,467
	Non-indexed Ch$	18,340,822		-		-		-
	US$	99,378,000		74,533,500		-		-

A summary of the long-term liabilities in local and foreign currency for 2006 is as follows :

		1 to 3 years		3 to 5 years		5 to 10 years		over 10 years
		2007		2007		2007		2007
			Average		Average		Average		Average
			annual		annual		annual		annual
			interest		interest		interest		interest
Description	Currency	ThCh$	Rate %	ThCh$	Rate %	ThCh$	Rate %	ThCh$	Rate %

Long-term liabilities

Obligation with banks and financial institutions	Indexed Ch$	-	-	85,768,029	5.70	-	-	-	-
	US$	200,125,401	5.70	70,009,582	3.16	-	-	-	-
Bonds and promissory notes payable	Indexed Ch$	-	-	59,079,817	3.75	11,956,630	6.00	-	-
Other long-term liabilities (5)	Indexed Ch$	28,201,195	-	3,322,512	-	6,125,931	-	71,943,078	-

Total long-term liabilities		228,326,596		218,179,940		18,082,561		71,943,078

Subtotal by currency	Indexed Ch$	28,201,195		148,170,358		18,082,561		71,943,078
	US$	200,125,401		70,009,582		-		-

(5) Includes the following balance sheet accounts: Accounts payable to related companies, Miscellaneous accounts payable, Accruals, Deferred long-term taxes, Other long-term liabilities.

Notes to the Financial Statements, continued

28. Sanctions:

Neither the Company no rits Directors and Managers have been sanctioned by the SVS or any other administrative authority during 2007 and 2006.

29. Subsequent events:

On January 30, 2008 the Board of Directors agreed to call an Ordinary Shareholders’ Meeting for April 14, 2008, in order to approve, among other matters, payment of a final dividend (No. 175) in the amount of Ch$ 5,276058 per share equivalent to ThCh$ 5,050,016, with a charge to 2007 net income. With the distribution of this dividend plus interim dividend No. 174, distributed in November 2007, in the amount of ThCh$ 5,806,115, the Company’s dividend distribution policy, which requires distribution of 100% of net income for the year, is fulfilled.

Management is unaware of any other significant subsequent events that have occurred between January 1 and 30, 2008, that may affect the Company’s financial position or the interpretation of these consolidated financial statements.

30. Environment:

In the opinion of Management and the Company’s in-house legal counsel, because the nature of the Company’s operations do not directly or indirectly affect the environment, as of the closing date of these consolidated financial statements, no resources have been set aside nor have any payments been made for non-compliance with municipal ordinances or to other supervising organizations.

162          Telefónica Chile S.A. | Annual Report 2007

31. Time deposits:

The detail of time deposits is as follows:

			Principal	Rate		Principal	Accrued	2007
Placement	Institution	Currency	ThCh$	%	Maturity	ThCh$	interest	ThCh$

12-Nov-07	BBVA	CH$	600,000	6.12	3-Jan-08	600,000	4,998	604,998
12-Nov-07	BCO SANTANDER	CH$	1,900,000	6.24	3-Jan-08	1,900,000	16,137	1,916,137
13-Nov-07	BBVA	CH$	900,000	6.12	3-Jan-08	900,000	7,344	907,344
13-Nov-07	BANK BOSTON	CH$	700,000	6.00	3-Jan-08	700,000	5,600	705,600
21-Nov-07	CORP BANCA	CH$	6,100,000	6.24	21-Jan-08	6,100,000	42,293	6,142,293
21-Nov-07	BCO SANTANDER	CH$	600,000	6.36	21-Jan-08	600,000	4,240	604,240
21-Nov-07	BCO SANTANDER	CH$	1,600,000	6.36	14-Jan-08	1,600,000	11,307	1,611,307
22-Nov-07	BBVA	CH$	2,300,000	6.18	9-Jan-08	2,300,000	15,399	2,315,399
23-Nov-07	BBVA	CH$	1,900,000	6.18	10-Jan-08	1,900,000	12,394	1,912,394
27-Nov-07	BBVA	CH$	2,700,000	6.18	11-Jan-08	2,700,000	15,759	2,715,759
28-Nov-07	BCO CHILE	CH$	3,400,000	6.36	14-Jan-08	3,400,000	19,296	3,419,296
29-Nov-07	BCO CHILE	CH$	3,100,000	6.36	2-Jan-08	3,100,000	17,526	3,117,526
30-Nov-07	BCO CHILE	CH$	3,400,000	6.36	25-Jan-08	3,400,000	18,620	3,418,620
30-Nov-07	BCI	CH$	1,300,000	6.12	21-Jan-08	1,300,000	6,851	1,306,851
7-Dec-07	BCO FALABELLA	CH$	2,100,000	6.06	24-Jan-08	2,100,000	8,484	2,108,484
7-Dec-07	BCO SECURITY	CH$	900,000	6.36	24-Jan-08	900,000	3,816	903,816
10-Dec-07	BCO SECURITY	CH$	1,500,000	6.36	21-Jan-08	1,500,000	5,565	1,505,565
11-Dec-07	CITIBANK NA	CH$	5,100,000	5.88	11-Jan-08	5,100,000	16,660	5,116,660
14-Dec-07	BANK BOSTON	CH$	2,600,000	6.96	14-Jan-08	2,600,000	8,545	2,608,545
14-Dec-07	CORP BANCA	CH$	1,400,000	6.84	14-Jan-08	1,400,000	4,522	1,404,522
14-Dec-07	BCO SECURITY	CH$	600,000	6.72	14-Jan-08	600,000	1,904	601,904
14-Dec-07	BCI	CH$	4,900,000	6.60	14-Jan-08	4,900,000	15,272	4,915,272
18-Dec-07	BCI	CH$	4,100,000	7.20	20-Feb-08	4,100,000	10,660	4,110,660
26-Dec-07	BCO SANTANDER	CH$	1,900,000	7.32	20-Feb-08	1,900,000	1,932	1,901,932
27-Dec-07	BCO SANTANDER	CH$	4,500,000	7.20	20-Mar-08	4,500,000	3,600	4,503,600
27-Dec-07	BCO FALABELLA	CH$	1,400,000	6.96	20-Mar-08	1,400,000	1,083	1,401,083
27-Dec-07	BCI	CH$	100,000	6.72	20-Mar-08	100,000	75	100,075
28-Dec-07	BANK BOSTON	CH$	3,000,000	7.08	1-Feb-08	3,000,000	1,770	3,001,770
28-Dec-07	BANK BOSTON	CH$	2,000,000	7.08	12-Feb-08	2,000,000	1,180	2,001,180
24-Oct-07	BBVA	UF	109	2.80	21-Feb-08	2,130,236	11,267	2,141,503
26-Oct-07	HSBC	UF	93	2.25	25-Feb-08	1,824,613	7,526	1,832,139
2-Nov-07	HSBC	UF	77	2.35	12-Mar-08	1,516,774	5,841	1,522,615
13-Dec-07	CITIBANK NA	UF	123	2.80	10-Jun-08	2,411,130	3,376	2,414,506
26-Dec-07	CITIBANK NY	US$	700	3.85	4-Jan-08	347,823	186	348,009

Total						74,830,576	311,028	75,141,604

Notes to the Financial Statements, continued

32. Accounts payable:

The detail of the accounts payable balance is as follows:

	2007	2006
Description	ThCh$	ThCh$

Suppliers
Chilean	121,797,076	83,501,809
Foreign	1,491,976	900,046
Provision for work in progress	3,066,019	4,120,598

Total	126,355,071	88,522,453

33. Other accounts payable:

The detail of other accounts payable is as follows:

	2007	2006
Description	ThCh$	ThCh$

Exchange insurance contract payables	23,464,760	91,057
Accrued supports	698,614	1,245,621
Billing on behalf of third parties	3,795,607	6,456,879
Carrier service	438,512	6,842,935
Others	53,838	57,674

Subtotal	28,451,331	14,694,166

	2007	2006
Description	ThCh$	ThCh$

Exchange insurance contract creditors	45,373,745	30,298,080

Subtotal	45,373,745	30,298,080

Total	73,825,076	44,992,246

Antonio José Coronet	José Molés Valenzuela
Accountant Manager	General Manager

164          Telefónica Chile S.A. | Annual Report 2007

MANAGEMENT’S DISCUSSION AND ANALYSIS OF THE FINANCIAL STATEMENTS

1. Highlights

Capital Reduction

Shareholders at the Extraordinary Shareholders’ Meeting held on April 13, 2007 approved the following:

a) Reduce paid-in capital by Ch$ 48,815,011,335, maintaining the same amount of shares issued by the Company, for a payout of Ch$ 51 per share. The Board of Directors will set the date of payment to the shareholders.

b) Modify the Company bylaws to reflect the previous agreements.

On May 23, 2007, the Board of Directors of Telefónica Chile agreed to pay the capital decrease of Ch$48,815,011,335 to the shareholders on June 12, 2007.

Appointment of Directors

Telefónica Chile

Shareholders at the General Shareholders’ Meeting held on April 13, 2007 approved the following:

i) Appoint the following people as Series A Directors of Compañía de Telecomunicaciones de Chile S.A.:

Directors	Alternates
Emilio Gilolmo López	José María Alvarez-Pallete
Narcis Serra Serra	Manuel Alvarez-Tronge
Andrés Concha Rodríguez	Luis Cid Alonso
Fernando Bustamante Huerta	Mario Vásquez
Hernán Cheyre Valenzuela	Carlos Díaz Vergara
Patricio Rojas Ramos	Benjamín Holmes Bierwirth

ii) Designate the following people as Series B Directors of Compañía de Telecomunicaciones de Chile S.A.:

Director	Alternate
Marco Colodro Hadjes	Alfonso Ferrari Herrero

Resignation of the Vice President of Finance

Telefónica Chile

At the Board of Directors Meeting held on August 27, 2007, the announcement was made that on August 31, 2007, Mr. Julio Covarrubias Fernandez, who presented his voluntary resignation, would cease to be Vice President of Finance.

Dividend Policy

Shareholders at the General Shareholders’ Meeting held on April 13, 2007 agreed to distribute 2006 net income by paying a final dividend of Ch$13.44234 per share, to be paid on May 15, 2007. In accordance with the current dividend policy, this dividend added to the interim dividend that was approved in October 2006 add up to 100% of 2006 net income.

On October 24, 2007,the Board of Directors agreed to pay interim dividend No. 174 in the amount of Ch$5,742,942,510, equivalent to Ch$ 6 per share with a charge to net income as of September 2007, which will be paid as of November 21, 2007.

Dissolution of Telefónica Internet Empresas S.A.

On December 20, 2007, the Board of Directors agreed to the dissolution of subsidiary Telefónica Internet Empresas S.A. since 100% of its shares were held by Compañía de Telecomunicaciones de Chile S.A., transferring all its assets and liabilities to the latter, which will be its legal continuer.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF THE FINANCIAL STATEMENTS

2. Volume statistics, statements of income and results by business area

TABLE No. 1

VOLUME STATISTICS

	DECEMBER	DECEMBER		VARIATION
DESCRIPTION	2006	2007	Q	%

Lines in Service (end of period)	2,215,629	2,179,205	(36,424)	-2%
Normal	891,032	695,865	(195,167)	-22%
Plans	963,627	1,122,782	159,155	17%
Prepaid	360,970	360,558	(412)	0%
Broadband	495,479	644,522	149,043	30%
DLD Traffic (thousands) Total minutes (188+120)	542,141	543,199	1,058	0%
ILD Traffic (thousands) Outgoing minutes (188+120)	68,123	74,063	5,940	9%
IP Dedicated (1)	12,634	15,581	2,947	23%
Television	94,209	219,916	125,707	133%
Digital Television	94,209	219,734	125,525	133%
IP Television	-	182	182	n.d.

(1) Does not include citynet network.

166          Telefónica Chile S.A. | Annual Report 2007

TABLE No. 2
STATEMENTS OF INCOME FOR THE YEARS ENDED DECEMBER 31,2007 AND 2006 (Figures in millions of pesos as of December 31, 2007)

	JAN-DEC	JAN-DEC	VARIATION (2007/2006)
DESCRIPTION	2006	2007	ThCh$	%

FIXED TELECOMUNICATIONS

Basic Telephony	261,373	233,371	(28,002)	-10.7%
Fixed Charge	89,015	53,684	(35,331)	-39.7%
Variable Charge	75,071	50,158	(24,913)	-33.2%
Flexible Plans (Minutes)	97,287	129,529	32,242	33.1%
Access Charges and Interconnections	100,530	106,086	5,556	5.5%
Domestic Long Distance (DLD)	15,892	14,338	(1,554)	-9.8%
International Long Distance (ILD)	3,054	2,483	(571)	-18.7%
Access charges	20,420	21,302	882	4.3%
Interconnection services	24,232	28,404	4,172	17.2%
Other services	36,931	39,559	2,628	7.1%
Other Fixed Telephony Services	85,537	78,360	(7,177)	-8.4%
Advertising in Telephone Directories	4,663	3,245	(1,418)	-30.4%
ISP (Switchboard and Dedicated)	2,649	1,266	(1,383)	-52.2%
Telemergencia (Security Services)	12,479	8,738	(3,741)	-30.0%
Public Phones	32,144	28,948	(3,196)	-9.9%
Interior Installation and Equipment Rental	3,034	4,342	1,308	43.1%
Equipment Commercialization	1,593	2,610	1,017	63.9%
Connections and other installations	18,838	15,621	(3,217)	-17.1%
Value Added Services	10,137	13,590	3,453	34.1%
BROADBAND AND BROADBAND PLUS VOICE	52,883	93,107	40,224	76.1%

TOTAL OPERATING REVENUES	500,323	510,923	10,600	2.1%

Salaries	56,844	63,843	6,999	12.3%
Depreciation	189,433	172,279	(17,154)	-9.1%
Other Operating Costs	204,159	240,295	36,136	17.7%

TOTAL OPERATING COSTS	450,436	476,417	25,981	5.8%

OPERATING INCOME	49,887	34,506	(15,381)	-30.8%

Interest Income	4,405	9,238	4,833	109.7%
Other Non-operating Income	3,119	4,630	1,511	48.4%
Income from Investments in Related Companies (1)	30,286	22,468	(7,818)	-25.8%
Interest Expenses	(23,663)	(23,474)	189	-0.8%
Amortization of Goodwill	(1,569)	(1,569)	0	0.0%
Other Non-operating Expenses	(16,289)	(15,639)	650	-4.0%
Price-level restatement (2)	1,974	7,074	5,100	258.4%

NON-OPERATING INCOME	(1,737)	2,728	4,465	-257.1%

INCOME BEFORE INCOME TAX	48,150	37,234	(10,916)	-22.7%

Income taxes	(23,069)	(26,378)	(3,309)	14.3%

NET INCOME (3)	25,081	10,856	(14,225)	-56.7%

(1) For the purposes of a comparative analysis, equity participation in income from investments in related companies is shown net (net income/losses).
(2) For analysis purposes price-level restatement and foreign currency translation are presented together.
(3) For comparison purposes, certain reclassifications have been made to the 2006 statements of income.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF THE FINANCIAL STATEMENTS

3. Analysis of income for the year

3.1 OPERATING INCOME

As of December 31, 2007, operating income reached Ch$ 34,506 million, which represents a 30.8% decrease in respect to the previous year.

a. Operating Income

Operating income for 2007 amounted to Ch$ 510,923 million, a growth of 2.1% in relation to the income obtained the previous year of Ch$ 500,323 million.

The Company’s strategy, focusing on the change in the business structure, has allowed strengthening the growth in Broadband and Television, which together with Flexible Plans, has neutralized the decrease in income from the traditional business of Fixed Telephony and Long Distance.

Basic telephone service (Voice), shows a 10.7% drop in respect to the previous year, originated by:

  Fixed monthly charge, corresponding to the fixed monthly charge for connection to the network, decreased by 39.7% mainly explained by migration of customers to flexible plans.
  Variable charge, decreased by 33.2%, which shows the effect of lower income derived from the drop in traffic per line and migration of customers to flexible plans.
  Flexible plans, growth of customers in Flexible Plans leveraged by migration from traditional telephony and capturing new customers, implying a 33.1% growth in respect to the previous year.

Access charges and interconnections, grew by 5.5%, mainly due to higher income from interconnection services and other services, highlighted by the growth of the wholesale business, media rental services, information services and unbundling services. This increase was partly offset by a 9.8% and 18.7% decrease in income from domestic and international long distance access charges, respectively

Complementary Services, show a 14.4% decrease, equivalent to Ch$11,153 million mainly explained by the net effect of:

  The drop in: income from interior rental and equipment rental and value added services mainly due to the drop in average lines in service; and income from telephone book advertising, security services, public telephones and switchboard and dedicated ISP.
  The increase in income from commercialization of equipment and connections and other installations.

Broadband: services have shown sustained growth in the last years reaching Ch$101,632 million in 2007, a 76.1% increase in respect to the previous year mainly due to the 30% increase in customers.

b. Operating Costs

Operating costs for the period reached Ch$476,417 million, increasing by 5.8% in relation to 2006. This is mainly explained by: i) costs generated by the new business model of Internet access with Terra, for ADSL customers; ii) a 12.3% increase in the remunerations line. The latter is explained by the internalization of employees who were previously hired by third parties, performed by the Company due to the application of the Subcontracting Law, whereas depreciation cost dropped by 9.1% .

3.2 NON-OPERATING INCOME

Non-operating income obtained during the year ended December 31, 2007 shows a surplus of Ch$ 2,728 million, reverting the previous year’s deficit. The most significant effects were generated due to the following:

a) Financial income shows an increase of 109.7%, mainly due to more volume of funds, transitorily destined to financial investments.

b) Other non-operating income amounted to Ch$ 4,630 million, figure which is higher than the Ch$ 3,119 million reached in 2006. This is mainly due to higher income obtained from alienation of assets, indemnification to contractors for loss of equipment and recovery of collections expenses.

c) Income from investment in related companies, reached net income of Ch$22,468 million as of December 31, 2007, figure that is Ch$7,818 million lower than the Ch$30,286 million obtained in 2006. This effect is explained by the behavior of the businesses in which the Company participates, emphasizing:

The Long Distance Business, equivalent to the investment in Telefónica Larga Distancia S.A., presented accrued net income of Ch$16,132 million for the Company, Ch$ 4,198 million more than the previous year. This variation is mainly explained by a 4.8% increase in operating revenues and a 3.8% drop in operating costs. These positive effects were partly offset by: the deficit in non-operating income, which went from a surplus of Ch$ 1,051 million in 2006 to a deficit of Ch$ 1,164 million in December 2007; and a 26.9% increase in the income tax expense.

The Corporate Communications Business,equivalent to the investment in subsidiary Telefónica Empresas, presented accrued net income of Ch$3,975 million for the Company, which implies a 70.5% decrease in relation to 2006. The effects of this decrease in income are associated to a 16.7% increase in the Company’s operating costs, causing the Company’s operating income to decrease by 58.8% in comparison to 2006. In addition non-operating income shows a negative variation of Ch$ 946 million, due basically to the increase in other non-operating expenses and the increase in loss due to price-level restatement. All these effects were partly offset by the 96.4% decrease in income tax expense.

168          Telefónica Chile S.A. | Annual Report 2007

3. Analysis of income for the year, continued

3.2 NON-OPERATING INCOME, continued

Other Businesses, which include businesses destined mainly to television service, alarm monitoring services, shared services and call center and other services, generated a loss of Ch$1,838 million from investment in related companies as of December 2007, whereas in 2006, they generated accrued net income of Ch$701 million, which represents a decrease of Ch$ 2,538 million in income obtained from these investments. The decrease in accrued net income presented in other businesses is mainly explained by the accrued loss of Telefónica Multimedia Chile S.A. in the amount of Ch$ 4,967 million, which is offset by an increase in net income received from investments in Telefónica Asistencia y Seguridad S.A., which resulted in a Ch$882 million increase in accrued net income from this investment.

d) Financial expenses show a 0.8% decrease in 2007, mainly associated to lower financial debt and an improved international risk rating from Moody’s from BAA2 to BAA1 in September 2006. This effect was offset by the increase in financial expenses as a product of managing the funds of the Group’s companies in virtue of the mercantile mandate that is in place.

e) Amortization of goodwill has not varied since in individual terms the calculation basis and amortization have remained constant in respect to 2006.

f) Other non-operating expenses reached Ch$ 15,639 million, Ch$650 million lower than in 2006. This is mainly derived from the net effects of higher staff severance indemnities expenses, withdrawal of property, plant and equipment and lower restructuring costs in comparison to 2006.

g) Price-level restatement in 2007 recorded net income of Ch$ 7,074 million, mainly due to the variations experienced by the CPI, Unidad de Fomento and exchange rate. It should be noted that a 100% hedge has been maintained for exchange rate fluctuation.

3.3 NET RESULT FOR THE YEAR

As of December 31, 2007, net results reached net income of Ch$10,856 million, whereas in 2006 net income was Ch$ 25,081 million. The lower income obtained in 2007 is derived from 30.8% lower operating income, basically due to higher operating costs and to the slight increase in the level of income taxes.

4. Statement of cash flows

TABLE No. 3

CASH FLOWS
(Figures in millions of pesos as of December 31, 2007)

	JAN-DEC	JAN-DEC	VARIATION
DESCRIPTION	2006	2007	ThCh$	%

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	102,431	42,104	(60,327)	-58.9%

Net cash provided by operating activities	161,503	224,888	63,385	39.2%
Net cash used in financing activities	(116,185)	(72,237)	43,948	37.8%
Net cash used in investing activities	(104,777)	(114,782)	(10,005)	9.5%
Effect of inflation on cash and cash equivalents	(868)	(3,869)	(3,001)	345.7%

CASH AND CASH EQUIVALENTS AT END OF PERIOD	42,104	76,104	34,000	80.8%

NET CHANGE IN CASH AND CASH EQUIVALENTS FOR THE YEAR	(60,327)	34,000	(94,327)	N.A.

The net positive variation of Ch$34,000 million in cash and cash equivalents, in cash flows for the period from January to December 2007, compared to the negative variation of Ch$ 60,327 million in 2006, is due to greater cash flows obtained in 2007 since the operation and less cash flows destined to financing activities, mainly due to the lower payment of obligations with the public during 2007. This effect was partly offset by the allotment of greater cash flows to investment activities, due to an increase in investment in property, plant and equipment.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF THE FINANCIAL STATEMENTS

5. Financial indicators

TABLE No. 4
FINANCIAL INDICATORS

	JAN-DEC	JAN-DEC
DESCRIPTION	2006	2007

LIQUIDITY RATIOS
Current Ratio
(Current Assets / Current Liabilities)	1.52	0.85
Acid Ratio
(Most liquid assets / Current Liabilities)	0.28	0.22
DEBT RATIOS
Leverage Ratio
(Total Liabilities / Shareholders’ Equity)	0.79	0.90
Long-term Debt Ratio
(Long-term Liabilities / Total Liabilities)	0.73	0.53
Financial Expenses Coverage
(Income Before Taxes and Interest / Interest Expenses)	3.49	3.60
RETURN AND EARNINGS PER SHARE RATIOS

Operating Margin
(Operating Income / Operating Revenues)	14.31%	7.51%
Return on Fixed Assets
(Operating Income / Net Property, Plant and Equipment (1))	6.20%	2.67%
Earnings per Share
(Net Income / Average number of paid shares each year)	$ 24.40	$ 11.34
Return on Equity
(Income / Average shareholders’ equity)	2.53%	1.16%
Profitability of Assets
(Income/Average assets)	1.38%	0.62%
Operating Assets
(Net income / Average operating assets (2))	6.46%	3.13%
Return on Dividends
(Paid dividends / Market Price per Share)	24.40%	7.65%
ACTIVITY INDICATORS

Total Assets (millions of Ch$)	1,783,728	1,725,534
Sale of Assets (millions of Ch$)	958	1,671
Investments in other companies and property, plant and equipment (millions of Ch$)	80,846	96,808
Inventory Turnover
(Cost of Sales / Average Inventory)	2.15	1.01
Days in Inventory
(Average Inventory / Cost of sales times 360 days)	167.49	357.95

(1) Figures at the beginning of the year, restated.
(2) Property, plant and equipment are considered operating assets
(3) Includes capital distribution in 2007

170          Telefónica Chile S.A. | Annual Report 2007

5. Financial indicators, continued

The key points from the table above are the following:

The common liquidity index shows a decrease due to a 59.7% increase in current assets as a product of the increase in accounts payable in respect to December the previous year and the transfer of the debt with Citibank in 2007 to the short-term, whereas current assets only increased by 13.8% .

The increase in the debt ratio is explained by a 0.4% increase in demand liabilities, whereas shareholders’ equity decreased by 6.3%, mainly due to the decrease in stock capital and distribution of dividends, activities performed in 2006 and 2007, for the purpose of distributing cash surpluses to the shareholders.

6. Explanation of the main differences between market or economic value and the book value of the Company’s assets

Due to market imperfections regarding the capital assets of the sector, there is no economic or market value that can be compared to their accounting values. However, there are certain buildings with a book value equal or close to zero. These buildings have a market value, but it is not significant with respect to the Company’s assets in the aggregate.

For other assets with a referential market value, such as marketable securities (shares and promissory notes),provisions have been established when the market value is less than the book value.

7. Analysis of markets, competition and relative market share

Relevant Aspects of the Industry

In 2007 the integrated service offer was consolidated, generating a new focus of competition among the different operators in the sector, with their own services or with third party alliances. In this manner, in the residential area, almost all the fixed operators already have service package offers (voice, broadband and TV). A similar situation occurs in small and medium companies with voice plan offers and broadband, while, in the corporate area operators offer integrated solutions that allow companies to consolidate their IP networks to transmit voice and data and facilitate the integration toward business processes based on information technologies. In a transversal manner, mobile communications have become massive in the social and corporate areas of the country.

A competition model was maintained at a national level based on network infrastructure, which mainly use copper par (ADSL), coaxial, fiber optics and wireless (3G, WiMax, PHS) technologies.

In the area of wireless last mile solutions, Telmex commercially launched the WiMax service. Using the same technology VTR declared its intention to extend its coverage of bidirectional services, while Telsur announced the implementation of its wireless telephone services.

One of the most relevant events of 2007 was the entry of Telmex to the residential segment through an offer of packaged telephone, broadband and Satellite Television services. Telephone and broadband services are offered on wireless WiMax access, and the acquisition of Zap allowed it to complete the package of services with satellite television.

In mobile telephony, we emphasize the incorporation of 3G technology to the commercial offer of the operators, who all operate through the UMTS and HSDPA standard.

Synthesis of Market Evolution

It is estimated that there were approximately 3,365 million lines in service in the Chilean market as of December 2007, a 2.0% increase in comparison to December 2006. Within fixed voice services, there were decreases of 6.0% in local, 10.8% in DLD and 9.9% in ILD with respect to the previous year.

It is estimated that the mobile telephony market had a total of 14.7 million subscribers as of December 2007, which represents growth of 14% with respect to December 2006.

The Internet market maintains the migration from narrowband to broadband,with a 57% decrease in narrowband connections. Accumulated narrowband traffic from January to December 2007 reached approximately 990 million minutes with a 53% drop in comparison to the same period in 2006. The Broadband market increased by 26% in comparison to the same period in 2006, reaching 1,290,000 accesses.

During 2007 Pay TV grew 20% in comparison to December 2006. Telefónica Chile offers DTH (direct to home) satellite television services, in addition it is at the threshold of launching commercial concept tests of IPTV (interactive digital television on broadband networks).

MANAGEMENT’S DISCUSSION AND ANALYSIS OF THE FINANCIAL STATEMENTS

7. Analysis of markets, competition and relative market share, continued

Relative Market Share

The following table shows the relative market share of Telefónica Chile in the markets in which it participates, as of December 31, 2007:

Business	Market Share	Market Penetration	Telefónica Chile’s Position in the

Fixed Telephony	65%	20,0 lines / 100 inhabitants	1
Domestic Long Distance	41%	83 minutes / inhabitant per year	1
International Long Distance	41%	10 minutes / inhabitant per year	1
Corporate Communications	42%	ch$ 209,816 million(*)	1
Broadband	50%	1,290,000 connections	1
Security Services	19%	265,000 connections	2
Pay TV	17%	1,288,000 customers	2

(*) Estimated annual income.

8. Analysis of market risk

Financial Risk Coverage

Due to the attractive foreign interest rates in certain periods,the Company has obtained financing abroad, denominated mainly in dollars and in certain cases at a floating interest rate. Consequently, the Company faces two types of financial risks: the risk of exchange rate fluctuations and the risk of interest rate fluctuations.

Financial risk due to foreign currency fluctuations

The Company has exchange rate hedging instruments. The purpose of these instruments is to reduce the negative impact of fluctuations of the dollar on Company results. The percentage of interest-bearing debt exposure is defined and continuously reviewed, basically considering the volatility of the exchange rate, its trend, and the cost and availability of hedging instruments for different terms.

The main hedging instruments used are Cross Currency Swaps and dollar/ UF and dollar/peso exchange insurance.

As of December 31, 2007, the interest-bearing debt expressed in dollars was US$ 787.6 million, including US$ 502.7 million in dollar–denominated financial liabilities and US$ 284.9 million of debt expressed in UF. Consequently, US$ 502.7 million corresponds to debt directly exposed to the variations of the dollar.

During the period, the Company had Cross Currency Swaps, dollar/peso exchange insurance and assets in dollars that resulted, as of the end of the second quarter of 2007, in close to 0% exposure to foreign exchange fluctuations.

Financial risk due to floating interest rate fluctuations

The policy for hedging interest rates seeks to reduce the negative impact on financial expenses due to interest rate increases.

As of December 31, 2007, the Company had debt at the variable interest rates Libor and TAB, mainly for bank loans.

172          Telefónica Chile S.A. | Annual Report 2007

8. Analysis of market risk, continued

Financial risk due to floating interest rate fluctuations, continued

To protect the Company from increases in the floating interest rates, derivative financial instruments have been used, particularly Cross Currency Swaps (which cover the Libor rate), to limit the future fluctuation of interest rates. As of December 31, 2007, the use of these swaps has allowed the Company to limit its exposure to 40% of the total interest-bearing debt in Chilean pesos.

Regulatory Framework

Digital Connectivity Agreement

Telefónica Chile signed the agreement jointly with the Telecommunications Undersecretary, Fundación País Digital, fixed and mobile telephone concessionaries, carriers, the Mobile Telephone Association and the Association of Internet Suppliers, the object of which is to extend the joint work to significantly reduce the digital breach, by establishing objectives to improve coverage of telecommunications services to facilitate communications of the public in general, achieve 2 million broadband accesses, connect 100% of rural schools and grant access to telecommunications services to 95% of the country’s rural population and propitiate productive development of the country through Information and Communication Technologies.

The above in conformity with the 2006 – 2010 Telecommunications Policy, which declares, among other aspects, that the Chile of 2010 requires quality networks and services available to all, that it is essential to extend the expansion of such networks and incorporate new technologies and that the task that convokes us is to configure a virtuous circle of competence, investment and inclusion that is sustainable to provide more and better services with equity. For this the joint effort of the market and the State is essential.

Telefónica Chile will participate in the different areas of work defined in the Digital Connectivity Agreement, which are: Regulation for Digital Connectivity, Competence and New Technologies, Fund for the Development of Telecommunications and Corporate Responsibility, Indicators and Follow up.

Modifications of the Regulatory Framework

1.- Proposed Law: Network Neutrality.

The project that consecrates network neutrality is at the stage of second constitutional procedure. On November 6, 2007 T-Ch submitted the report requested by the Senate Commission on Public Works, Transportation and Telecommunications and, in addition, it made its comments and proposals.

2.- Public consultation by the Undersecretary of Telecommunications for the purpose of modifying the current regulatory framework.

Creation of a Panel of Experts: The object of this project is to create a panel of experts of a technical nature, integrated by seven professionals who will be in charge of resolving litigations and disagreements between the company and the regulator, for the purpose of reducing judicialization of various regulatory processes in the telecommunications sector. The preliminary project submitted for public consultation proposes, among other things, the matters that will be resolved by the Panel, its attributions and functions, its composition (5 engineers and two lawyers) named by the Antitrust Commission, and inabilities. The costs of the Panel will be paid pro rata by the concessionary companies which can consider both the value of their assets as well as the estimated number of discrepancies that affect it and their nature and complexity.

Modification of the concession regime: The purpose of the project is to adjust to the technological progress reached at a worldwide level that propitiates convergence of networks and services so that network operators and service providers can have a regime without bureaucratic procedures to begin their services, replacing the current regime for a registration system, except when privative use of the radio-electric spectrum is required. In addition there is differentiation between network operators and service operators, the separation of local-DLD and the DLD multicarrier are eliminated, it is only maintained for ILD; the freedom to freely define the service zone is modified by establishing that the service zones originally registered in the registry cannot be decreased; Broadband is qualified as a “telecommunications service”, which enables the application of a series of regulations; sanctions are increased by increasing fines, the deadline for attending to supply requests is reduced from 2 years to 6 months. The Undersecretary of Telecommunications has stated that it will hold a 2nd public consultation on the matter.

Creation of the Superintendency of Telecommunications: The purpose of the project is to separate the competencies related to dictating telecommunications policies from the activities of supervision and preventive punitive control of the operation of the market. The preliminary project is being analyzed by Subtel.

3.- Regulation of public voice service over the Internet.

On December 19, 2006, the Undersecretary of Telecommunications called a public consultation regarding the regulatory project that defines the conditions to which any party interested in providing public voice services over the Internet must adhere.

Telefónica Chile S.A. submitted its comments and observations within the deadline.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF THE FINANCIAL STATEMENTS

3.- Regulation of public voice service over the Internet, continued

The Undersecretary of Telecommunications proposed the supreme decree that approves the mentioned regulation, which is being processed. As of December 31, 2007, it has not been published in the Official Gazette.

4.- Consultation of the Antitrust Commission regarding 3G

Through publication in the Official Gazette on October 5, 2007, the Antitrust Commission reinitiated the procedure for consultation of Decree ROL NC No. 198-07, denominated “Consultation of the Undersecretary of Telecommunications regarding participation of mobile telephone concessionaries in public tender for advanced digital mobile telephony”.

Telefónica Chile is analyzing the consultation in order to issue its comments and observations.

5.- Terrestrial Digital Television Standard

The Undersecretary of Telecommunications is performing Digital TV field tests that will be carried out in 160 homes, to verify the quality of the image of the transmissions of the three digital television standards: DVB; ATSC and ISDB. This program will adhere to the protocol submitted for public consultation.

They communicated that the technical standard will not be dictated in December, delaying it to incorporate analysis and proposal for modifications of the television and National Television laws.

Public Tender of the Fund to Develop Telecomnunications (FDT).

Subtel assigned the FDT Project “Connectivity for service networks and their respective neighborhoods and community information tele-centers” of Telefónica Chile to install 87 telecenters and provide services to people in the respective neighborhoods. The amount of the subsidy is Ch$888.9 million.

In addition Telefónica Larga Distancia was assigned the project: “Fiber Optics Network, between Puerto Natales and Cerro Castillo” to connect those locations to the national cover fiber optics network. The maximum amount of the subsidy is Ch$1,030 million.

174          Telefónica Chile S.A. | Annual Report 2007

CERTIFICATION OF ACCOUNT INSPECTORS

We hereby certify that the amounts presented in the Financial Statements for the twelve-months period ended on December 31, 2007, and their corresponding notes, which were audited and informed by the External Auditors, are consistent with the balance of the Ledger Accounts of the same date.

/s/ AXEL CHRISTENSEN DE LA CERDA AXEL CHRISTENSEN DE LA CERDA	/s/ MANUEL ONETO FAURE MANUEL ONETO FAURE

Santiago, January 31, 2008

Telefónica Larga Distancia S.A.	178
Telefónica Empresas CTC Chile S.A.	180
Fundación Telefónica	182
Telefónica Gestión de Servicios Compartidos de Chile S.A.	184
Telefónica Asistencia y Seguridad S.A.	186
Telefónica Multimedia Chile S.A.	188
Instituto Telefónica Chile S.A.	190

Telefónica Larga Distancia S.A.
Summarized Balance Sheets As of December 31, 2007 and 2006

	2007	2006
Assets	ThCh$	ThCh$

Current Assets	105,309,510	80,292,999
Property, Plant and Equipment	88,629,218	95,896,877
Other Long-Term Assets	20,218,660	21,596,354

Total Assets	214,157,388	197,786,230

Liabilities and Shareholders’ Equity

Current Liabilities	27,143,689	24,276,372
Long-Term Liabilities	8,293,353	10,272,265
Capital and Reserves	48,469,766	48,470,130
Retained Earnings	109,894,148	98,523,081
Net Income for the year	20,356,432	16,244,382

Total Liabilities And Shareholders’ Equity	214,157,388	197,786,230

Summarized Statement of Income As Years Ended December 31, 2007 and 2006

	2007	2006
Operating Revenues	ThCh$	ThCh$

Operating Income	95,117,839	90,767,379
Operating Costs	(56,536,664)	(58,947,328)

Gross Margin	38,581,175	31,820,051

Administrative and selling expenses	(11,999,361)	(12,300,201)

Operating Results	26,581,814	19,519,850

Non-Operating Results

Non-Operating Income	3,619,644	2,198,881
Non-Operating Expenses	(71,569)	(898,283)
Price-level Restatement	(4,281,885)	(249,249)

Non-Operating Gain (Loss), Net	(733,810)	1,051,349

Income Before Income Taxes	25,848,004	20,571,199

Income Taxes	(5,491,572)	(4,326,817)

Net Income For The Year	20,356,432	16,244,382

178          Telefónica Chile S.A. | Annual Report 2007

Summarized Statements of Cash Flows Years Ended December 31, 2007 and 2006

	2007	2006
	ThCh$	ThCh$

Net income for the year	20,356,432	16,244,382
Charges ( credits ) to income that do not represent cash flows	19,153,726	19,254,394
(Increase) decrease in assets, that affect cash flows	(3,217,584)	(6,990,991)
Increase (decrease) in liabilities, that affect cash flows	(709,117)	2,319,630

Net cash provided by operating activities	35,583,457	30,827,415

Net cash used in financing activities	(5,492,181)	(8,171,136)
Net cash used in investment activities	(30,904,513)	(22,134,564)

Net cash flows used for the year	(813,237)	521,715

Effect of inflation on cash and cash equivalents	(96,201)	(24,829)

Net increase (decrease) of cash and cash equivalents	(909,438)	496,886

Cash and cash equivalents at beginning of year	1,245,608	748,722

Cash and cash equivalents at end of year	336,170	1,245,608

Telefónica Empresas Chile S.A.
Summarized Balance Sheets As of December 31, 2007 and 2006

	2007	2006
Assets	ThCh$	ThCh$

Current Assets	53,541,275	71,944,364
Property, Plant and Equipment	54,692,124	66,292,467
Other Long-Term Assets	7,048,268	7,874,349

Total Assets	115,281,667	146,111,180

Liabilities and Shareholders’ Equity

Current Liabilities	28,894,079	37,105,497
Long-Term Liabilities	6,106,848	7,998,413
Capital and Reserves	55,089,992	55,089,992
Retained Earnings	21,215,280	32,463,755
Net Income for the year	3,975,468	13,453,523

Total Liabilities and Shareholders’ Equity	115,281,667	146,111,180

Summarized Statement of Income As Years Ended December 31, 2007 and 2006

	2007	2006
Operating Revenues	ThCh$	ThCh$

Operating Income	94,666,749	94,123,172
Operating Costs	(65,941,333)	(56,495,819)

Gross Margin	28,725,416	37,627,353

Administrative and selling expenses	(21,295,827)	(19,599,833)

Operating Results	7,429,589	18,027,520

Non-Operating Results

Non-Operating Income	1,654,843	1,537,316
Non-Operating Expenses	(1,257,762)	(1,417,287)
Price-level Restatement	(1,707,694)	(484,744)

Non-Operating Gain (Loss), Net	(1,310,613)	(364,715)

Income Before Income Taxes	6,118,976	17,662,805

Income Taxes	(2,143,508)	(4,209,282)

Net Income For The Year	3,975,468	13,453,523

180          Telefónica Chile S.A. | Annual Report 2007

Summarized Statements of Cash Flows Years Ended December 31, 2007 and 2006

	2007	2006
	ThCh$	ThCh$

Net income for the year	3,975,468	13,453,523
(Net income) Loss on sale of investments	110,218	88,011
Charges ( credits ) to income that do not represent cash flows	22,903,781	16,393,691
(Increase) decrease in assets, that affect cash flows	(1,817,497)	(6,899,890)
Increase (decrease) in liabilities, that affect cash flows	(12,768,933)	11,013,482

Net cash provided by operating activities	12,331,719	34,048,817

Net cash used in financing activities	(1,752,438)	(25,143,192)
Net cash used in investment activities	(9,421,051)	(9,105,694)

Net cash flows used for the year	991,186	(200,069)

Effect of inflation on cash and cash equivalents	(63,468)	(14,790)

Net increase (decrease) of cash and cash equivalents	927,718	(214,859)

Cash and cash equivalents at beginning of year	275,348	490,207

Cash and cash equivalents at end of year	1,203,066	275,348

Fundación Telefónica
Summarized Balance Sheets As of December 31, 2007 and 2006

	2007	2006
Assets	ThCh$	ThCh$

Current Assets	1,154,102	601,660

Total Assets	1,154,102	601,660

Liabilities and Shareholders’ Equity

Capital and Reserves	1,047,968	222,937
Retained Earnings	471,522	471,520
Net Income for the year	(92,799)	120,446
Net Income for the year	(272,589)	(213,243)

Total Liabilities and Shareholders’ Equity	1,154,102	601,660

Summarized Statement of Income As Years Ended December 31, 2007 and 2006

	2007	2006
Operating Revenues	ThCh$	ThCh$
Operating Income	732,994	976,944
Operating Costs	(1,001,077)	(1,199,246)

Gross Margin	(268,083)	(222,302)

Administrative and selling expenses

Operating Results	(268,083)	(222,302)

Non-Operating Results

Non-Operating Income	15,262	17,184
Non-Operating Expenses	(36,834)	(10,113)
Price-level Restatement	17,066	1,988

Non-Operating Gain (Loss), Net	(4,506)	9,059

Net Income For The Year	(272,589)	(213,243)

182          Telefónica Chile S.A. | Annual Report 2007

Summarized Statements of Cash Flows Years Ended December 31, 2007 and 2006

	2007	2006
	ThCh$	ThCh$

Net income for the year	(272,589)	(213,243)
Charges ( credits ) to income that do not represent cash flows	(17,066)	(1,988)
(Increase) decrease in assets, that affect cash flows	(735,204)	257,342
Increase (decrease) in liabilities, that affect cash flows	(1,682)	(50,271)

Net cash provided by operating activities	(1,026,541)	(8,160)

Net cash used in investment activities	1,017,562	60,257

Net cash flows used for the year	(8,979)	52,097

Effect of inflation on cash and cash equivalents	(35,671)	(13,356)

Net increase (decrease) of cash and cash equivalents	(44,650)	38,741

Cash and cash equivalents at beginning of year	524,280	485,539

Cash and cash equivalents at end of year	479,630	524,280

Telefónica Gestión de Servicios Compartidos Chile S.A. y Filial
Summarized Balance Sheets As of December 31, 2007 and 2006

	2007	2006
Assets	ThCh$	ThCh$

Current Assets	3,281,726	2,969,966
Property, Plant and Equipment	11,680	5,552
Other Long-Term Assets	3,494,281	3,563,653

Total Assets	6,787,687	6,539,171

Liabilities and Shareholders’ Equity

Current Liabilities	2,919,935	2,551,948
Long-Term Liabilities	2,225,906	2,446,337
Capital and Reserves	1,231,950	1,231,950
Retained Earnings	308,936	255,104
Net Income for the year	100,960	53,832

Total Liabilities and Shareholders’ Equity	6,787,687	6,539,171

Summarized Statement of Income As Years Ended December 31, 2007 and 2006

	2007	2006
Operating Revenues	ThCh$	ThCh$

Operating Income	13,166,377	13,219,531
Operating Costs	(10,303,882)	(10,120,913)

Gross Margin	2,862,495	3,098,618

Administrative and selling expenses	(2,494,163)	(2,678,732)

Operating Results	368,332	419,886

Non-Operating Results

Non-Operating Income	30,678	16,189
Non-Operating Expenses	(144,696)	(381,638)
Price-level Restatement	(131,366)	(19,648)

Non-Operating Gain (Loss), Net	(245,384)	(385,097)

Income Before Income Taxes	122,948	34,789

Income Taxes	(21,988)	19,043

Net Income For The Year	100,960	53,832

184          Telefónica Chile S.A. | Annual Report 2007

Summarized Statements of Cash Flows Years Ended December 31, 2007 and 2006

	2007	2006
	ThCh$	ThCh$

Net income for the year	100,960	53,832
Charges ( credits ) to income that do not represent cash flows	130,191	20,741
(Increase) decrease in assets, that affect cash flows	(1,285,919)	2,747,826
Increase (decrease) in liabilities, that affect cash flows	224,721	(2,359,570)

Net cash provided by operating activities	(830,047)	462,829
Net cash used in financing activities	770,741	22,754
Net cash used in investment activities	(11,820)	(599,430)

Net cash flows used for the year	(71,126)	(113,847)
Effect of inflation on cash and cash equivalents	(6,997)	(916)

Net increase (decrease) of cash and cash equivalents	(78,123)	(114,763)
Cash and cash equivalents at beginning of year	122,500	237,263

Cash and cash equivalents at end of year	44,377	122,500

Telefónica Asistencia y Seguridad S.A.
Summarized Balance Sheets As of December 31, 2007 and 2006

	2007	2006
Assets	ThCh$	ThCh$

Current Assets	7,549,490	6,800,582
Property, Plant and Equipment	643,984	1,842,797
Other Long-Term Assets	850,440	1,098,140

Total Assets	9,043,914	9,741,519

Liabilities and Shareholders’ Equity

Current Liabilities	1,108,856	1,846,383
Long-Term Liabilities	1,309,588	2,166,546
Capital and Reserves	11,727,314	11,727,314
Retained Earnings	(5,998,724)	(6,073,536)
Net Income for the year	896,880	74,812

Total Liabilities and Shareholders’ Equity	9,043,914	9,741,519

Summarized Statement of Income As Years Ended December 31, 2007 and 2006

	2007	2006
Operating Revenues	ThCh$	ThCh$

Operating Income	8,144,711	9,641,447
Operating Costs	(3,760,100)	(5,830,941)

Gross Margin	4,384,611	3,810,506

Administrative and selling expenses	(2,896,595)	(3,368,065)

Operating Results	1,488,016	442,441

Non-Operating Results

Non-Operating Income	78,512	4,879
Non-Operating Expenses	(204,088)	(413,860)
Price-level Restatement	(362,527)	25,256

Non-Operating Gain (Loss), Net	(488,103)	(383,725)

Income Before Income Taxes	999,913	58,716

Income Taxes	(103,033)	16,096

Net Income For The Year	896,880	74,812

186          Telefónica Chile S.A. | Annual Report 2007

Summarized Statements of Cash Flows Years Ended December 31, 2007 and 2006

	2007	2006
	ThCh$	ThCh$

Net income for the year	896,880	74,812
Charges ( credits ) to income that do not represent cash flows	2,009,777	3,419,572
(Increase) decrease in assets, that affect cash flows	1,843,877	(2,508,077)
Increase (decrease) in liabilities, that affect cash flows	(641,802)	(131,915)

Net cash provided by operating activities	4,108,732	854,392

Net cash used in financing activities	(4,125,715)	(828,025)

Net cash flows used for the year	(16,983)	26,367

Effect of inflation on cash and cash equivalents	(4,677)	(667)

Net increase (decrease) of cash and cash equivalents	(21,660)	25,700

Cash and cash equivalents at beginning of year	54,557	28,857

Cash and cash equivalents at end of year	32,897	54,557

Telefónica Multimedia Chile S.A.
Summarized Balance Sheets As of December 31, 2007 and 2006

	2007	2006
Assets	ThCh$	ThCh$

Current Assets	14,430,621	21,692,106
Property, Plant and Equipment	46,803,815	23,195,824
Other Long-Term Assets	1,060,486	81,240

Total Assets	62,294,922	44,969,170

Liabilities and Shareholders’ Equity

Current Liabilities	46,555,010	24,260,169
Long-Term Liabilities	23,582	25,913
Capital and Reserves	21,755,331	21,755,331
Retained Earnings	(1,072,243)	-
Net Income for the year	(4,966,758)	(1,072,243)

Total Liabilities and Shareholders’ Equity	62,294,922	44,969,170

Summarized Statement of Income As Years Ended December 31, 2007 and 2006

	2007	2006
Operating Revenues	ThCh$	ThCh$

Operating Income	26,277,617	4,155,703
Operating Costs	(23,884,717)	(4,036,209)

Gross Margin	2,392,900	119,494

Administrative and selling expenses	(5,695,193)	(1,335,986)

Operating Results	(3,302,293)	(1,216,492)

Non-Operating Results

Non-Operating Income	425,041	632,850
Non-Operating Expenses	(4,006,993)	(3,840)
Price-level Restatement	894,224	(526,135)

Non-Operating Gain (Loss), Net	(2,687,728)	102,875

Income Before Income Taxes	(5,990,021)	(1,113,617)

Income Taxes	1,023,263	41,374

Net Income For The Year	(4,966,758)	(1,072,243)

188          Telefónica Chile S.A. | Annual Report 2007

Summarized Statements of Cash Flows Years Ended December 31, 2007 and 2006

	2007	2006
	ThCh$	ThCh$

Net income for the year	(4,966,758)	(1,072,243)
Charges ( credits ) to income that do not represent cash flows	8,956,207	1,401,528
(Increase) decrease in assets, that affect cash flows	(4,400,015)	(8,471,772)
Increase (decrease) in liabilities, that affect cash flows	(1,258,795)	23,253,171

Net cash provided by operating activities	(1,669,361)	15,110,684

Net cash used in financing activities	35,767,227	20,171,642
Net cash used in investment activities	(33,805,607)	(35,235,994)

Net cash flows used for the year	292,259	46,332

Effect of inflation on cash and cash equivalents	(25,156)	(3,696)

Net increase (decrease) of cash and cash equivalents	267,103	42,636

Cash and cash equivalents at beginning of year	80,050	37,414

Cash and cash equivalents at end of year	347,153	80,050

Instituto Telefónica Chile S.A. (Ex Telepeajes S.A.)
Summarized Balance Sheets As of December 31, 2007 and 2006

	2007	2006
Assets	ThCh$	ThCh$

Current Assets	213,804	114,114
Property, Plant and Equipment	2,506	931
Other Long-Term Assets	20,512	20,916

Total Assets	236,822	135,961

Liabilities and Shareholders’ Equity

Current Liabilities	143,495	95,551
Long-Term Liabilities	42,134	-
Capital and Reserves	408,587	574,086
Retained Earnings	(368,178)	(316,525)
Net Income for the year	10,784	(217,151)

Total Liabilities and Shareholders’ Equity	236,822	135,961

Summarized Statement of Income As Years Ended December 31, 2007 and 2006

	2007	2006
Operating Revenues	ThCh$	ThCh$

Operating Income	196,527	126,760
Operating Costs	(125,646)	(158,784)

Gross Margin	70,881	(32,024)

Administrative and selling expenses	(57,656)	(68,078)

Operating Results	13,225	(100,102)

Non-Operating Results

Non-Operating Income	5	25,040
Non-Operating Expenses	(2,932)	(132,971)
Price-level Restatement	4,658	(6,734)

Non-Operating Gain (Loss), Net	1,731	(114,665)

Income Before Income Taxes	14,956	(214,767)

Income Taxes	(4,172)	(2,384)

Net Income For The Year	10,784	(217,151)

190          Telefónica Chile S.A. | Annual Report 2007

Summarized Statements of Cash Flows Years Ended December 31, 2007 and 2006

	2007	2006
	ThCh$	ThCh$

Net income for the year	10,784	(217,151)
Resultado en venta de activos :	-	(43)
Charges ( credits ) to income that do not represent cash flows	(3,408)	135,808
(Increase) decrease in assets, that affect cash flows	(144,247)	229,238
Increase (decrease) in liabilities, that affect cash flows	79,221	(314,602)

Net cash provided by operating activities	(57,650)	(166,750)

Net cash used in financing activities	15,096	94,579
Net cash used in investment activities	-	-

Net cash flows used for the year	(42,554)	(72,171)

Effect of inflation on cash and cash equivalents	(2,667)	(1,239)

Net increase (decrease) of cash and cash equivalents	(45,221)	(73,410)

Cash and cash equivalents at beginning of year	83,177	156,587

Cash and cash equivalents at end of year	37,956	83,177

Nota: The Complete Financial Statements of these Subsidiaries are available to the public at the Company’s headquarters and at the office of Chilean Securities and Exchange Commission.

Consolidated Operating Revenues	194
Consolidated Income Statement	195
Consolidated Balance Sheet	196
Economic / Financial Indicators - Consolidated	197

Consolidated Operating Revenues (Millions of Chilean pesos as of 12/31/07)

						Change (%)
	2003	2004	2005	2006	2007	07/06	2007 US$ (1)

Voice, Fixed Network and Complementary Services	484,243	451,071	437,060	402,166	361,284	-10.2%	727.1

Telephony (Voice)	344,431	310,920	291,875	258,808	231,831	-10.4%	466.6

Telephone line service fee	177,159	166,774	135,468	86,648	52,403	-39.5%	105.5
Variable charge	167,271	134,272	106,265	75,039	49,899	-33.5%	100.4
Plans of minutes (tariff flexibility)	0	9,874	50,142	97,121	129,529	33.4%	260.7

Access charges and Interconnections (Fixed Network)	29,845	35,884	48,254	55,010	52,838	-3.9%	106.3

Domestic long distance	10,208	11,498	11,343	9,123	7,473	-18.1%	15.0
International long distance	3,126	3,189	2,600	1,715	1,740	1.4%	3.5
Other interconnection services	16,510	21,197	34,311	44,172	43,625	-1.2%	87.8

Complementary Services	109,968	104,267	96,932	88,347	76,615	-13.3%	154.2
Directory Advertising	6,265	6,681	5,888	4,663	3,245	-30.4%	6.5
ISP- switched and dedicated	3,047	3,542	2,774	2,391	1,532	-35.9%	3.1
Security services (Telemergencia)	5,543	7,589	8,862	9,478	8,125	-14.3%	16.4
Public telephones	12,903	12,312	10,767	10,700	8,439	-21.1%	17.0
Interior installations	36,024	35,529	33,649	32,923	29,076	-11.7%	58.5
Equipment marketing	10,254	8,894	4,168	3,059	4,342	42.0%	8.7
Connections and other installations	6,547	4,426	3,597	1,591	2,610	64.0%	5.3
Value added services	21,111	19,411	21,355	17,788	14,865	-16.4%	29.9
Other	8,275	5,882	5,872	5,754	4,381	-23.9%	8.8

Broadband	15,325	28,585	47,043	65,834	101,632	54.4%	204.5

Television	0	0	0	4,090	26,556	549.3%	53.4

Long Distance	71,793	69,968	63,570	63,284	58,435	-7.7%	117.6

Corporate Customer Communications	91,679	94,183	85,762	81,746	82,256	0.6%	165.5

Other Businesses (2)	6,701	4,423	3,343	2,798	2,409	-13.9%	4.8

Mobile Communications (3)	276,697	150,258	0	0	0	-	-

Total Operating Revenues	946,438	798,488	636,779	619,917	632,572	2.0%	1,273.1

(1) Figures in millions of US dollars.Observed exchange rate on 12/31/07,US$ 1 = Ch$ 496.89
(2) Other businesses include revenues from the subsidiary t-gestiona, among others
(3) Telefónica Móviles Chile S.A. was sold in July 2004.

194          Telefónica Chile S.A. | Annual Report 2007

Consolidated Income Statement (Millions of Chilean pesos as of 12/31/07)

						Change (%)
Description	2003	2004	2005	2006	2007	07/06	2007 US$ (1)

+ Operating revenues	946,438	798,487	636,780	619,917	632,572	2.0%	1,273.1
- Operating costs and expenses	(812,111)	(685,868)	(541,274)	(531,179)	(564,238)	6.2%	(1,135.5)
Salaries	(104,653)	(96,336)	(86,713)	(73,728)	(80,786)	9.6%	(162.6)
Depreciation	(310,325)	(258,921)	(215,643)	(222,621)	(214,916)	-3.5%	(432.5)
Others	(397,133)	(330,612)	(238,918)	(234,830)	(268,536)	14.4%	(540.4)

= Operating income	134,326	112,619	95,505	88,738	68,335	-23.0%	137.5

= EBITDA (2)	444,651	371,540	311,148	311,359	283,251	-9.0%	570.0

+ Financial income	8,241	10,549	8,756	4,765	7,173	50.5%	14.4
+/- Results from related companies	792	616	1,842	2,057	1,888	-8.2%	3.8
- Amortization of negative goodwill	(26,880)	(159,501)	(1,737)	(2,387)	(1,569)	-34.3%	(3.2)
- Financial expenses	(71,315)	(61,406)	(32,349)	(20,922)	(18,910)	-9.6%	(38.1)
+ Other non-operating income	14,362	540,170	3,406	1,737	4,988	187.2%	10.0
- Other non-operating expenses	(14,522)	(28,027)	(14,340)	(18,115)	(19,337)	6.7%	(38.9)
+ Monetary correction	740	10,203	3,180	715	1,393	94.8%	2.8

= non operating income (expenses)	(88,583)	312,605	(31,242)	(32,150)	(24,375)	-24.2%	(49.1)

= Income before tax	45,743	425,224	64,264	56,588	43,960	-22.3%	88.5

- Income tax	(33,780)	(70,882)	(36,616)	31,552	33,214	5.3%	66.8

= Consolidated income	11,964	354,341	27,647	25,036	10,746	-57.1%	21.6

- Minority interest	(164)	(322)	(33)	45	110	143.9%	0.2

= Realized net income	11,800	354,020	27,615	25,081	10,856	-56.7%	21.8

+ Amortization of positive goodwill

= Net income	11,800	354,020	27,615	25,081	10,856	-56.7%	21.8

(1) Figures in millions of US dollars.Observed exchange rate on 12/31/07, US$ 1 = Ch$ 496.89
(2) EBITDA = Operating income + Depreciation

Consolidated Balance Sheet (Millions of Chilean pesos as of 12/31/07)

	2003	2004	2005	2006	2007	2007 US$ (1)

Curent assets	489,855	479,776	349,041	315,448	352,577	709.6

Cash	22,523	8,929	6,900	10,821	5,353	10.8
Time deposits and marketable securities	56,576	90,041	110,441	47,049	80,972	163.0
Accounts receivable	245,931	171,355	167,355	186,588	181,827	365.9
Notes receivable	8,561	5,184	3,688	4,431	4,882	9.8
Sundry debtors	19,592	32,860	13,180	11,303	5,803	11.7
Accounts and notes receivable from related companies	17,585	19,254	11,478	18,711	19,781	39.8
Inventories	23,259	7,280	3,080	5,648	7,219	14.5
Other current assets	95,829	144,874	32,920	30,897	46,740	94.1

Property, plant and equipment	2,130,755	1,570,989	1,426,066	1,330,430	1,257,311	2,530.4

Gross property, plant and equipment	4,722,289	4,084,425	4,100,404	4,205,579	4,302,431	8,658.7
Accumulated depreciation	(2,591,534)	(2,513,436)	(2,674,338)	(2,875,149)	(3,045,120)	(6,128.4)

Other assets	284,621	101,580	101,229	87,771	75,027	151.0

Investment in related companies	11,670	8,658	8,588	8,709	8,190	16.5
Other	272,951	92,922	92,640	79,062	66,837	134.5

Total assets	2,905,230	2,152,345	1,876,336	1,733,648	1,684,916	3,390.9

Current liabilities	567,769	395,746	360,078	212,833	333,798	671.8

Bank borrowings - short term	22,506	22,129	0	0	0	0.0
Current maturities of long term debt	97,052	17,626	1,447	2,153	76,325	153.6
Debentures	131,237	86,792	122,127	1,976	1,951	3.9
Accounts and notes payable	147,849	77,459	85,660	124,144	162,430	326.9
Due to related companies	27,802	30,342	26,569	35,450	33,449	67.3
Other current liabilities	141,323	161,399	124,275	49,110	59,643	120.0

Long term liabilities	833,480	635,904	499,522	552,076	444,303	894.2

Bank borrowings	356,859	386,548	351,062	355,903	243,670	490.4
Debentures	362,904	145,225	13,375	71,036	69,380	139.6
Other long term liabilities	113,717	104,131	135,085	125,137	131,253	264.1

Minority interest	1,588	1,853	1,794	1,321	281	0.6

Equity	1,502,393	1,118,843	1,014,943	967,417	906,534	1,824.4

Paid-in capital	1,000,818	1,000,818	1,000,817	956,821	904,735	1,820.8
Reserves	(921)	(1,407)	(1,920)	(3,223)	(3,252)	(6.5)
Accumulated earnings	490,697	55,445	0	0	0	0.0
Net income	11,800	354,019	27,615	25,081	10,856	21.8
Interim dividends	0	(290,033)	(11,568)	(11,263)	(5,806)	(11.7)

Total liabilities	2,905,230	2,152,345	1,876,336	1,733,648	1,684,916	3,390.9

(1) Figures in millions of US$ dollars. Observed exchange rate on 12/31/07, US$ 1 = Ch$ 496.89

196          Telefónica Chile S.A. | Annual Report 2007

Economic / Financial Indicators - Consolidated

	2003	2004	2005	2006	2007

EBITDA margin (1)	47.0%	46.5%	48.9%	50.2%	44.8%
Financial expenses / Operating revenues	-7.5%	-7.7%	-5.1%	-3.4%	-3.0%
Return on assets (2)	5.9%	5.3%	6.2%	6.2%	5.3%
Return on equity (3)	0.8%	27.0%	2.6%	2.5%	1.2%
Liquidity (times) (4)	0.86	1.21	0.97	1.52	1.06
Leverage ratio (times) (5)	0.93	0.92	0.84	0.79	0.86

(1) (Operating income + Depreciation) / Operating revenues
(2) Opearting income / Property, plant and equipment (beginning of period)
(3) Net income / Equity (beginning of period)
(4) Current assets / Current liabilities
(5) (Current liabilities + Long term liabilities) / Equity

Glossary

Term	Definition	Calculation
ADR (American Depositary Receipts)	Security representing a number of company shares and traded in US dollars on the New York Stock Exchange (NYSE)
ADR ratio	Number of local company shares needed to make an ADR.	At Telefónica Chile, the ratio is: 1 ADR=4 CTC-A shares.
ADSL (“Asymmetric Digital Subscriber Line”)	High-speed digital line supported by copper pair. Broadband Internet access technology that, by using higher frequency than in conventional telephone conversations, enables greater data transmission capacity. It is known as “asymmetric”because the downstream and upstream data rates are different
CAGR	Compound annual growth rate	(Final figure/initial figure)^(1/ No. periods-1)
Dividend Yield	Anticipated return from dividends	Div. per share/ share price
EBITDA	Earnings before Interest, Taxes, Depreciation and Amortization. Approximate measure of the cash flow generated by a company’s operating assets	Operating result + depreciation
EBITDA Margin	Percentage of sales (revenue) represented by EBITDA	EBITDA/ Revenue
Free-float	Percentage of a company’s shares that may be freely traded on the market	All shares not held by the controlling shareholders (Telefónica Chile = 55.1%)
GSM (“Global System for Mobile Communications”)	Most popular wireless communications standard. Allows roaming (i.e., connectivity in places other than the service location). Considered second generation (2G) because both signaling and speech channels are digital quality
HSDPA (“High-Speed Downlink Packet Access”)	UMTS technology upgrade that significantly improves maximum data transfer capacity (speeds of up to 14 Mbps per access)
ISP (“Internet Service Provider”)	Company providing Internet connection services
Market Capitalization	Company’s equity valued at market price	Share price x total number of outstanding shares
NGN (“Next Generation Network”)	Network architecture aimed at allowing the development of a full range of new-generation multimedia IP services, replacing switched telephone networks
PVR (“Personal Video Recorder”)	Interactive digital TV service that makes it possible to record shows, fast forward, rewind and pause, among other features
3G (“Third Generation”)	Generation of mobile telephony standards and technology enabling wireless voice and data transmission
UMTS (“Universal Mobile Telecommunications System”)	Third-generation mobile phone technology and GSM successor. Its main advantage is that it supports high data transmission speeds, which facilitates interactive multimedia services and broadband applications
Wi-Fi (“Wireless Fidelity”)	Local area wireless communications protocol

Layout and production:	Espacio Vital Diseño
www.espaciovital.cl

Photography:	Archivo Telefónica
Claudio Pérez
Pedro Cerda

Printing:	Quebecor World Chile S.A.

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A.

CORPORATE INFORMATION	INTERNATIONAL RISK RATING AGENCIES

Main Offices	Moody's: Baa1, stable outlook
Providencia 111, Santiago, Chile	Fitch: BBB+, stable outlook

Telephone
(56-2) 691 2020
STOCK TICKER SYMBOLS
Facsimile
(56-2) 691 7881	Chilean Stock Exchanges
Series A: "CTC-A"
P.O. Box	Series B: "CTC-B"
16-D Santiago, Chile
New York Stock Exchange
Tax ID No.	"CTC"
90,635,000-9
SHAREHOLDER AND INVESTOR INFORMATION
Business Activity
Telecommunications	In Santiago, Chile

Brand Name
Telefónica Chile	Depósito Central de Valores
Huérfanos 770, 22nd floor
Corporate Web Site	Telephone: (56-2) 393 9003
www.telefonicachile.cl	Facsimile: (56-2) 393 9101
e-mail: atencionaccionistas@dcv.cl

Providencia 111, 22nd floor
INDEPENDENT AUDITORS	Telephone: (56-2) 691 2905
Ernst & Young Ltda.	Facsimile: (56-2) 691 2244

RISK RATING AGENCIES IN CHILE	Investor Relations Department
Providencia 111, 22nd floor
Fitch Ratings:	Telephone: (56-2) 691 3867
Long-Term Debt: AA-, stable outlook (*)	Facsimile: (56-2) 691 2392
Short-Term Debt: F1+, stable outlook	e-mail: sofia.chellew@telefonicachile.cl

Equity ratings:	In New York, USA
Series A Shares: First Class Level 1
Series B Shares: First Class Level 3	Depositary Bank
Citibank N.A.
ICR (International Credit Rating)	111 Wall Street 20th floor
Long-Term Debt: AA, stable outlook (*)	Zone 7, New York 10005
Short-Term Debt: N1+ AA-	Telephone: (1-212) 816 6852
Facsimile: (1-212) 816 6865
Equity ratings:	e-mail: ricardo.r.szlezinger@citigroup.com
Series A Shares: First Class Level 1
Series B Shares: First Class Level 2

(*) Local Bonds Rating

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 31, 2008

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A.

By:	/S/ Isabel Margarita Bravo C.
Name: Isabel Margarita Bravo C. Title: Financial Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.